Making Meaningful Recovery from Addiction

HUMANLY P✴SSIBLE

Latosha

Regional Head of U.S.
Medical Affairs-West, Indian
Health Services Medical Lead

10 YEARS OF INDIVIOR™

Annual Report and Accounts 2024

Indivior.com



▲ **Front Cover**
Indivior employee:
Latosha
Regional Head of U.S. Medical Affairs-West,
Indian Health Services Medical Lead

Important Cautionary Note Regarding Forward-Looking Statements

This Annual Report and Accounts contains certain statements that are forward-looking. Forward-looking statements include, among other things, express and implied statements regarding: the Group's financial guidance including operating and profit margins for 2025, including expected operational savings and expected benefits from our reinvestment efforts; expectations regarding the extent and impact of competition, our expectations that we can reach a final settlement related to the provisions we recorded regarding opioid litigation (including the opioid MDL) brought by certain municipalities and tribal nations and the material terms and conditions of the final settlement agreement, including the ultimate timing and structure of payments and products distribution, injunctive relief and scope of releases; our intent to extend SUBLOCADE to Denmark and Norway; expectations regarding the growth rates of buprenorphine medically assisted treatment, expected future growth and expectations and sales levels for particular products; expectations regarding our product development pipeline and potential future products; expectations that Mark Crossley will serve as CEO through the AGM and that Joe Ciaffoni will succeed him as CEO, and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance,"

the negatives thereof, and variations thereon and similar expressions. By their nature, such forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in these forward-looking statements. In particular, our actual results, performance or achievements or industry results could be affected by, among other things: the substantial litigation to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, most of which contain controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the fact that a substantial portion of our revenue derives from a small number of key proprietary products; competition; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; and our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our

intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant number of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as pandemics; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; volatility in our share price due to factors unrelated to our operating performance; and such other factors as set out in this Annual Report and Accounts.

Forward-looking statements contained in this Annual Report and Accounts apply only at the date of this Annual Report and Accounts. We undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Financial highlights



INDIVIOR IS MAKING MEANINGFUL RECOVERY FROM ADDICTION ACHIEVABLE AND ATTAINABLE FOR EVERYONE.

2024

Net revenue:
$1,188m
(2023 : $1,093m)

Net (loss)/income:
($48m)
(2023 : $2m)

Operating loss:
$23m
(2023 : $4m)

Net revenue from SUBLOCADE®:
$756m
(2023 $630m)

Adjusted net income:
$222m
(2023 : $223m)

Adjusted operating profit:
$312m
(2023 : $269m)

Year-end cash and investments
$347m
(2023 : $451m)

10 YEARS
OF MAKING RECOVERY
HUMANLY POSSIBLE

Changing the Face of Recovery

Our vision is that millions of people across the globe suffering from substance use disorders (SUD) or overdose have access to evidence-based treatment to change their lives.



Keith
Commercial Head,
Criminal Justice Systems
– Richmond, U.S.

"Apathy and ignorance remain major barriers. There are many areas where there's still a lot of stigma around addiction and addiction treatment. We're trying to break through those barriers."

Read Keith's full story on page 19



Latosha
Regional Head of U.S. Medical Affairs-West, Indian Health Services Medical Lead
– Fort Collins, U.S.

"If I can do my part to help people with opioid use disorder, then it is worth it."



Eddie
Senior Regional Director Criminal Justice System

"My team supports customers in the field that are helping people change their lives."

Our Mission Continues

At Indivior, we believe that meaningful recovery from addiction is humanly possible. And we will do everything we can to ensure that it is achieved.

Opioid use disorder is a disease that could happen to any of us.

It's possible that recovery can happen to any of us too.



™
YEARS OF
INDIVIOR



Rachael
Head of Global Finance Operations

"It's amazing when you hear how our products are changing lives."

"You can't understand the numbers if you don't understand the story behind them."



Michael
Director, User Services & Security Operations, Information Technology

"Indivior stands apart with a distinctive culture. Rather than being nice aspirations or platitudes, our Guiding Principles capture the essence of Indivior and the spirit of our remarkable people."

➤ Read Michael's full story on page 18



Ryan
Lead Scientist, Analytical Development, Research and Development

"We're each doing a small part to make sure we're providing the best solutions and products to our patients."



A Human Crisis



MILLIONS OF PEOPLE AROUND THE WORLD ARE ADDICTED TO OPIOIDS – AND IT'S TEARING THEIR LIVES APART.



According to the United Nations, in 2022, worldwide approximately 60m people used opioids for non-medical purposes and 292m people misused drugs. This represents approximately 1 in 18 people.

In the U.S. around 5.7m have been diagnosed with opioid use disorder (OUD) and around 8.9m misuse opioids. Only around 1m people in the U.S. with OUD have received medication-assisted treatment (MAT) over the last 12 months.

1. UNODC World Drug Report 2024, page 44
2. Key Substance Use and Mental Health Indicators in the United States: Results from the 2023 National Survey on Drug Use and Health, pages 20, 29 and 45

Opioid use worldwide

60m[1]

people used opioids for non-medical purposes

OUD in the U.S.

5.7m[2]

people diagnosed with OUD in the U.S.

U.S. opioid misuse

8.9m[2]

people in the U.S. misuse opioids

U.S. OUD treatment

1m[2]

people in medication-assisted treatment

Addressing the Challenge

OUR COMPANY WAS FOUNDED TO HELP COMBAT THE OPIOID CRISIS, ONE OF THE MOST URGENT PUBLIC HEALTH EMERGENCIES OF OUR TIME.

As the pioneer in developing medication for opioid use disorder (MOUD), Indivior has worked for over 25 years to reduce barriers to access, while advocating that OUD should be treated like other chronic diseases.

Today, we continue to pioneer innovative, life-transforming treatments for people with substance use disorder and serious mental illness. Our vision is that the millions of people across the globe suffering from these diseases have access to evidence-based treatment to change lives.

Net revenue by geography



● U.S. – 85%
○ Rest of world – 15%

Net revenue by product



● SUBLOCADE – 64%
○ Other – 36%

Other (incl. SUBOXONE film, ROW (ex. SUBLOCADE), PERSERIS and OPVEE)

Creating a Pipeline for Tomorrow

AT THE HEART OF RESEARCH AND DEVELOPMENT (R&D) IS AN UNWAVERING COMMITMENT TO SUPPORT THE PATIENT JOURNEY TO TREATMENT AND RECOVERY.



In 2024 we conducted pipeline prioritization and made significant progress in advancing two assets for the treatment of OUD.

First, following the acquisition of the exclusive global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.'s portfolio of long-acting injectable formulations of buprenorphine, we initiated non-clinical reproductive studies, a clinical Phase 2 multiple dose pharmacokinetics study as well as formulation development work with INDV-6001, our 3-month buprenorphine injectable candidate. Second, we pursued the development of INDV-2000 (selective Orexin-1 receptor antagonist for the non-opioid treatment of OUD) with the initiation of a clinical Phase 2 proof-of-concept study and a clinical Phase 3 drug substance manufacturing campaign.

Our Culture

WE TAKE BUILDING OUR CULTURE OF COMPLIANCE SERIOUSLY. WE ARE CONDUCTING OUR BUSINESS WITH INTEGRITY WHICH IS CRITICAL TO OUR LONG-TERM SUCCESS.

Guiding Principles

We have a special responsibility to the patients we serve to conduct ourselves at a high level of integrity. As a business operating in a highly regulated environment, compliance and conducting our business with integrity are critical to our long-term success. Our commitment to strong governance is embedded within a culture focused on patient needs, patient safety and product quality.

Supported by our Guiding Principles, the Indivior Global Integrity & Compliance Program (IGICP) is based on U.S. global regulatory and industry code standards. IGICP is designed to guide our daily activities and behaviors with systems, tools and ongoing learning through a cycle of "Learn, Adjust, Prevent".

At our core are six Guiding Principles that define the way we work








Chair's Statement

INDIVIOR CAN MAKE A HUGE DIFFERENCE TO THE LIVES OF PATIENTS, FAMILIES, AND COMMUNITIES AROUND THE WORLD



I am delighted to introduce my first Indivior Annual Report and Accounts as Chair, having had the honor of being appointed to the role in January 2025. Having worked for many years in the biopharmaceutical industry, and with my experience in global health policy, quality assurance, and patient safety, I know that OUD is a disease that can happen to any of us and I strongly believe that Indivior can make a huge difference to the lives of patients, families, and communities around the world.

The shareholder experience in 2024 was certainly not what we expected entering the year. While the Group did ultimately deliver another year of net revenue and adjusted operating profit growth, it was below the expectations we outlined at the beginning of 2024. This resulted in the Board and the executive team taking decisive action to refocus the Group on its highest value-at-stake opportunity – delivering on SUBLOCADE's peak annual net revenue potential of more than $1.5bn.

Toward this end, the Group has been streamlined to focus on the core opportunities in OUD treatment. The major actions associated with this strategic realignment include:

- Reductions to the workforce to optimize the Group's efficiency, with a portion of the savings used to further fuel SUBLOCADE's growth.
- Terminating pipeline activities outside our pharmacological OUD treatment assets.
- Finalizing plans for incremental investment to fuel patient and healthcare provider awareness of SUBLOCADE.

> "With a refined focus, we believe the Group is now better positioned to deliver on the core opportunities in OUD treatment, and in turn generate long-term shareholder value."
>
> **Dr. David Wheadon, Chair**

With a refined focus, we believe the Group is now better positioned to deliver on the core opportunities in OUD treatment, and in turn generate long-term shareholder value. What has not changed is our view that SUBLOCADE has a substantial role to play in helping solve the U.S. opioid epidemic. We believe LAIs like SUBLOCADE are uniquely suited to address the challenges posed by addiction treatment, particularly adherence to treatment.

Further supporting our confidence are the continued strides the Group made in 2024 to create greater certainty for all stakeholders. We continued to put legacy litigation in the rearview mirror, and we have fortified the Group's financial position with $400m in new financing.

In summary, the Group's opportunity to create sustainable long-term value remains undiminished. And now, with a clear focus and firmer footing, the Group is well prepared to capitalize on the opportunity before it.

Transfer of primary listing to the U.S.

In 2024, we were pleased shareholders overwhelmingly approved the move from a U.K. to a U.S. primary listing. Given that the U.S. is the Group's largest source of net revenue and remains our main growth driver, migrating trading of our shares to the U.S. to attract more U.S.-based investors and analysts is a logical progression, matching the long-term opportunity we see for the Group. To further solidify our commitment to the U.S. market, in 2025 we have transitioned to U.S. GAAP reporting. We believe this will facilitate greater major U.S. stock indices inclusion over time, as U.S. GAAP financials are among the criteria for inclusion in higher profile U.S. stock indices.

Board Changes

There have been several important changes to the Board.

In June, I was appointed as an Independent Non-Executive Director. In October, we announced Graham Hetherington's decision to step down from the Board as Chair. Graham departed from the Board in December and, pending the appointment of a new Chair, the position was ably filled on an interim basis by Juliet Thompson, our Lead Independent Director.



At the same time, Jerome Lande of Scopia Capital stepped down from the Board as a Non-Executive Director and, following discussions with Oaktree Capital Management L.P. (Oaktree), a major shareholder in Indivior, Robert Schriesheim and Joe Ciaffoni were appointed as Independent Non-Executive Directors.

Also in December, Ryan Preblick, the CFO, stepped down from his role on the Board. Ryan continues to serve as CFO but his stepping down from the Board, which has resulted in one Executive Director – the CEO – remaining on the Board, now aligns our Board composition with U.S.-listed company practice.

I would like to thank Graham and Jerome for their significant contributions to Indivior. Through their efforts, and the collective efforts of the Board, we are today a stronger company and well-positioned to continue to help patients suffering with OUD.

In January 2025, Daniel Ninivaggi was appointed as an Independent Non-Executive Director. Daniel is a seasoned public company executive and we look forward to benefitting from his significant board and operational experience. As announced in March 2025, Daniel will shortly assume responsibility as Chair of our Nomination Committee.

In March 2025, we entered into an Amended and Restated Relationship Agreement with Oaktree pursuant to which the Company agreed to reduce the size of the Board from eleven to seven Directors, effective from our AGM in May 2025. As previously announced, Robert Schriesheim, Independent Non-Executive Director, stepped down from the Board in March 2025.

Consistent with the Company's switch to a U.S. primary listing in 2024, Peter Bains and Jo LeCouilliard, Independent Non-Executive Directors, decided not to stand for re-election and therefore will step down from the Board effective the close of our AGM in May 2025. I would like to express my appreciation to Peter and Jo for their commitment to bringing needed therapeutic interventions for patients suffering from OUD.

I am pleased to confirm that Barbara Ryan will succeed Jo LeCouilliard as Chair of the Compensation Committee. In due course, we will announce the successor to Peter as Chair of the Science Committee. These changes will be made effective from the date of the May 2025 AGM.

CEO change

In February 2025, we announced the appointment of Joe Ciaffoni as Chief Executive Officer. Joe will succeed Mark Crossley, who is stepping down following a distinguished tenure leading the company.

Joe is a proven public company CEO with more than 30 years of experience in pharmaceuticals and biotech, most recently serving as President and CEO of Collegium Pharmaceuticals. He has a strong track record of operational and strategic success, working across diverse models and therapeutic areas spanning specialty, rare disease, mass market, and hospital. Joe has a clear mandate to fuel the next stage of Indivior's growth and deliver on the Company's significant potential.

The terms of Joe's appointment are subject to, and effective upon, the approval by shareholders of a new remuneration policy at our AGM in May 2025.

Mark was appointed as CEO in June 2020 and, under his stewardship, Indivior has strengthened its commitment to patients, expanded access to treatment, and advanced its mission of pioneering life-transforming treatments for SUD. We owe him much gratitude for his many contributions to Indivior and we wish him the very best for the future.

As I start my tenure in what is Indivior's 10-year anniversary as an independent company, I am very proud to lead the Board and support Indivior's mission to help change patients' lives by bringing pioneering life-transforming treatments for OUD.

I would like to thank my fellow Directors and all of Indivior's employees for their support and warm welcome.

Dr. David Wheadon
Chair of the Board

March 6, 2025


Chief Executive Officer's Review

CLEAR STRATEGIC PRIORITIES CONTINUE TO DRIVE VALUE CREATION



"As a leading treatment provider with more than two decades of experience and a sharpened focus on OUD, Indivior continues to be well positioned to meet patient needs and create shareholder value."

Mark Crossley, CEO

2024 was a challenging year for our Company. We faced several external pressures on our business and a changed competitive landscape in the U.S. In the face of these challenges, I am pleased to report that we delivered top- and bottom-line growth, with Indivior's overall net revenue in 2024 increasing 9% to $1,188m, including 20% growth in overall SUBLOCADE net revenue to $756m. Adjusted operating profit increased 16% to $312m in 2024.

Beyond our financial results, in 2024 we achieved milestones that we believe have created greater certainty for our patients, employees, shareholders, and other key stakeholders. These include continuing to settle major legacy litigation and increasing our financial flexibility with a new $400m financing commitment. We also took streamlining actions across the business that are expected to generate pre-tax savings of over $100m in 2025. While difficult because these actions involved people, a portion of the savings generated will be used to reinvest in SUBLOCADE's leadership position in the U.S. as well as to reduce our expense base by approximately $50m versus FY 2024.

As we look forward, our confidence in the long-term value we can create for stakeholders remains unwavering. The U.S. OUD disease space continues to have significant unmet patient needs. As a leading treatment provider with more than two decades of experience and a sharpened focus on OUD, Indivior continues to be well positioned to meet patient needs and create shareholder value. Our clearly defined Guiding Principles and strategic priorities, our culture, and our narrowed focus on OUD are key competitive advantages that I believe will enable us to make progress against our mission to change patients' lives by pioneering life transforming treatments for addiction.

Below I expand on the progress we are making against our four strategic priorities that we and the Board believe will create sustainable long-term value for all Indivior stakeholders.

TO DELIVER ON OUR PURPOSE, AND ACHIEVE OUR VISION, WE HAVE IDENTIFIED FOUR STRATEGIC PRIORITIES FOR VALUE CREATION



1

Grow SUBLOCADE >$1.5bn

2

Diversify Revenue



3

Progress the Pipeline



4

Optimize Our Operating Model

Chief Executive Officer's Review continued



1. Grow SUBLOCADE >$1.5bn

In 2024, SUBLOCADE's growth was challenged in new ways. We had to navigate external transitory pressures impacting our U.S. net revenue, including Medicaid patient reductions, funding changes among certain CJS customers, a cyberattack on a major medical claims processor, and a changed market backdrop, with a new competitor to SUBLOCADE in the U.S. market. While the confluence of these events during the year significantly challenged our ability to accurately forecast demand for SUBLOCADE, we continue to expect to achieve SUBLOCADE's peak net revenue goal of >$1.5bn.

We refocused the entire organization on growing our position in OUD treatment and delivering SUBLOCADE's full commercial potential. Our strategy in the U.S. is ensuring SUBLOCADE's position in the near term while also accelerating both LAI and OUD treatment penetration long term. Only about 8% of patients receiving MOUD are being treated with an LAI, and as we have stated, we believe that has the potential to grow to over 30%. Further, our market research shows that OUD patients' general awareness of MOUD remains low, with less than 15% of patients aware of any brand name in the category.

Near term, we continue to believe that in an opioid epidemic fueled by synthetic opioids, efficacy remains the single most important order of choice for prescribers. Our teams continue to elevate differentiation by focusing on patient outcomes. In February 2025, the FDA approved SUBLOCADE label changes, which cover rapid induction and alternate sites of injection on the body. We believe these changes mark a significant advancement in the treatment of moderate to severe OUD. Along with an approved extended time out of refrigeration (12 weeks), these new label updates are expected to improve the patient and healthcare provider (HCP) experience with SUBLOCADE.

In addition, we are continuing to build additional pathways to treatment, so all OUD patients can access LAIs regardless of their care setting. Our efforts here include scaling up our network of alternate sites of care (ASOC). At the end of 2024, our ASOC network contained approximately 1,230 locations across 23 states with five partners. We believe this growing network will be critical in addressing treatment gaps for patients transitioning from CJS or patients seeking treatment via telehealth, which has been extended by the U.S. government.

Longer term, we are focused on growing the overall awareness of MOUD, and patient requests for SUBLOCADE specifically. The opportunity we see is to expand reach and engagement with a broader patient pool – the three to six million patients that have been diagnosed with OUD. Our major initiative toward this is the launch of a direct-to-consumer (DTC) campaign. This campaign began in late 2024 and leading indicators, including SUBLOCADE site traffic, are up significantly.

As our FY 2025 net revenue guidance suggests, we expect largely unchanged net revenue for SUBLOCADE at the mid-point of guidance, as strong overall U.S. LAI category growth and expected benefits from our commercial investments are offset by ongoing competitive dynamics in the U.S. and near-term Justice System funding challenges.



2. Diversify Revenue

Our diversification strategy is solely focused on OUD treatment and launching OPVEE® (nalmefene) Nasal Spray, our opioid overdose rescue medicine, as well as continuing to grow SUBLOCADE outside the U.S. These are our priorities in the near and medium term.

For OPVEE in 2024, the focus has been on generating greater trial and experience with the product among first responders. We ended the year with 180 experience programs activated versus 10 at the beginning of 2024 and have standing orders now in 35 states. This is progress, but we are somewhat disappointed that we are not further along the adoption curve. We recognized when we launched OPVEE that the harm reduction advocates would be vocal, but the voice has been louder than we expected. We are countering this voice with real-world evidence and testimonials from users to reinforce OPVEE's differentiation.

We were also pleased in the third quarter of 2024 to book $15m of net revenue for OPVEE, comprised of two 100,000-unit orders from the U.S. Biomedical Advancement Research and Development Authority (BARDA). This order is part of the 10-year agreement with them that, based on certain milestones and other provisions, is expected to be worth $110m.

Our peak net revenue goal expected for OPVEE remains $150 to $250m.

In terms of geographic diversification, we were pleased to see continued growth in the new products that we have introduced in select countries outside of the U.S. SUBLOCADE is now available in six additional countries and we expect to extend its availability to Denmark and Norway in 2025.

Our expectation in the current year would be for continued steady net revenue progression for our new products outside the U.S. again mainly driven by SUBLOCADE. Our continued progress is expected to offset the declines we continue to experience in our legacy tablet business outside the U.S. from generic competition.



3. Progress the Pipeline

Turning to our R&D pipeline, as part of the reprioritization to focus on OUD treatment, our pipeline assets now comprise INDV-6001, a three-month long-acting buprenorphine injectable and INDV-2000, a selective Orexin-1 receptor antagonist. The Phase 2 studies for both assets have been committed to and funded, and development activities for both assets are on track.

For INDV-6001, the multiple dose PK study will inform any future Phase 3 study. The first subject first visit was achieved last September. The completion of this study with last subject last visit is currently scheduled for Q4-2025. The INDV-2000 Phase 2 proof-of-concept study also began in 2024. The first subject was dosed in June, and through end of 2024, 98 patients have been dosed. Our excitement about this asset reflects our belief in the significant unmet need for a non-opioid option for patients as part of the OUD treatment continuum. The completion of this proof-of-concept study with last subject last visit is currently scheduled for Q4 in 2025.



4. Optimize Our Operating Model

On our last strategic priority, I am pleased that again in 2024 we made great strides in creating greater certainty for all Indivior stakeholders. The two major items in 2024 were continuing to reduce enterprise risk with the settlements of major legacy litigation related to the anti-trust and opioid multi-district litigation, and increased capital flexibility with $400m of new financing commitments.

More specifically on the completed legal settlements, we have now fully resolved the legacy antitrust matters with the agreement we reached with the remaining parties in this legacy matter. We also reached an agreement with certain parties in the opioid multi-district litigation covering most litigants. I am also pleased that in 2024 we extended our strong record of meeting our mandated integrity and compliance commitments. We are well on track to complete our obligations under the Corporate Integrity Agreement (CIA) this year.

Indivior's continued growth under new leadership

This year – 2025 – is our 10-year anniversary as a standalone Company and, for me personally, it will be a year of mixed emotions as I step down as CEO (following the AGM in May).

It has been a privilege to have worked at Indivior over the decade, the last five as CEO. I am filled with pride for the positive difference Indivior has made in the lives of patients, families, and communities around the world. Throughout our journey so far, we have stood true to our mission of helping those struggling with addiction achieve and maintain meaningful recovery. Our clear purpose and unwavering commitment have been the driving forces behind the impact we have achieved.

Our employees deserve all the credit for our success. As a team, we have seen strong growth for SUBLOCADE, already halfway towards its peak net revenue of greater than $1.5bn while helping over 350,000 patients since launch. We have pioneered treatment in CJS. Hundreds of organizational health systems now routinely prescribe SUBLOCADE as their treatment of choice for OUD. We are pioneering innovation to support widening treatment, such as ASOC, and transition from CJS to normal society.

Our employees' dedication to our patients and Guiding Principles continues to inspire me, and I want to thank them for their hard work and drive, not just this year but over the last decade and more.

Indivior has been a wonderful and inspiring company in which to spend the last 10 years. My belief in our vision and commitment to helping our patients and widening access to treatment remains as strong as it ever was. I am confident the Company will continue to lead the way in tackling the opioid epidemic behind new leadership, an excellent management team, and Indivior's amazing people.

Mark Crossley
Chief Executive Officer


Case study

INDIVIOR 10-YEAR ANNIVERSARY EMPLOYEE PROFILE



Michael, Director, User Services & Security Operations, Information Technology
Michael has been at Indivior for seven years. As Director of End User Services and Security Operations, Michael takes care of the computers and mobile devices we use daily. His team provides software tools for tasks and IT support for Indivior colleagues, helping them with any technical issues or questions. The Security Operations team manages all security incidents and investigations.

My wife and I are licensed foster parents, committed to restoring families facing difficulties. In our community, as in many others nationwide, we witness the challenges of substance abuse firsthand. Recently, we fostered a baby and her six-year-old brother. Their parents, though in recovery, were homeless and living in their car as they struggled with the fallout from substance abuse. Just days before Christmas, the children were placed with us. We endeavored to keep the parents engaged in their children's lives as much as possible and mobilized community resources to secure them housing, food, transportation, and loving support.

The parents of our foster kids had opted for methadone treatment, requiring daily visits to the clinic. As we supported them, we discovered how disruptive and restrictive this treatment regimen was, yet also how it is essential for their recovery. My wife accompanied them when they couldn't manage the trips on their own. Witnessing the signs of withdrawal was deeply distressing, as was the restrictive nature of their chosen course of treatment.

We observed the difficult compromises these loving parents had to make. From missing their son's first soccer game and their infant daughter's doctor appointments, to struggles with school enrollment and steady employment. The daily methadone visits were both crucial and obstructive.

Understanding the transformative impact our medications have on families in both rescue and recovery is one of the core reasons I work for Indivior.

Since IT doesn't directly interact with patients, my goal is to support my colleagues. Every time employees face an IT issue,

perform a task inefficiently, or spend time trying to figure something out, they lose time that could be spent accomplishing their goals. Our job in IT is to focus on employees so that they can focus on the patient.

My main role is to help people unlock their creativity and remove obstacles. I believe work should be done where and when people can be most efficient, which often means leaders getting out of the way to let the experts do their thing. All of us approach tasks uniquely with our own strengths. I enjoy coaching to identify these strengths and help people clear barriers, making it easier for them to see it, own it, and make it happen.

The biggest hurdle for me is carving out time to concentrate. My calendar is packed with back-to-back meetings, forcing me to jump from one discussion to another. Although I enjoy working on different projects, managing such a hectic schedule means it can be hard to figure out which tasks to tackle first. I'm blessed to have an incredible team supporting me. Without them, all our daily challenges would be too much to handle.

In my department, we're integral to almost every aspect of the business, but it's our success with new staff that stands out. Whether Indivior is launching new departments (Market Access or CJS), or onboarding team members from major acquisitions (Opiant or Raleigh), we play a crucial role in ensuring that a new employee's first impressions reflect our exceptional corporate culture. Our success in creating a world-class onboarding experience is a credit to the extraordinary talent within my team and our willingness to partner with other departments, including Human Resources and Finance.

Two of my team members have received IT-wide awards, and one has won an Indivior LEADS award. These accolades recognize their approach to work, not just the tasks they perform. I'm immensely proud of our team's commitment to engaging with others to seek wisdom, and their habit of assuming positive intentions in people's actions. Witnessing our team members being acknowledged for their contributions, both within the department and company-wide, ranks among my most rewarding experiences at Indivior.

Many of us have experienced corporate environments that are focused on personal gain and financial outcomes, environments where profit comes before people. Indivior stands apart with a distinctive culture defined by our Guiding Principles.

These principles go beyond mere slogans on office walls; they embody who we are, how we operate, and our interactions with each other and our priorities, particularly in making the patient our ultimate focus.

Rather than being nice aspirations or platitudes, our Guiding Principles capture the essence of Indivior and the spirit of our remarkable people. It's as if someone spent some time observing the Indivior workplace and wrote down the most common characteristics they saw. That's the foundation we have from the last 10 years, which is why I'm hopeful and looking forward to our next chapter.

October 23, 2024

INDIVIOR 10-YEAR ANNIVERSARY EMPLOYEE PROFILE



Keith, Commercial Head, Criminal Justice Systems
Keith joined Reckitt Benckiser Pharmaceuticals in 2007 as a national account manager. During the past 17 years, he has been involved with SUBOXONE tablets and film products and, more recently, SUBLOCADE. In 2019, Keith was asked to help start up the CJS team, which he has been heading ever since.

The CJS team hit the ground running right before the COVID-19 pandemic. It was a baptism of fire. We've gradually grown from a team of six at the end of 2019 to a team of more than 40 currently.

My job is to help make sure that everybody out there who wants treatment can get treatment. When we first started up, we talked about the local jail being the front door to addiction treatment. I believe that about two-thirds of people who have OUD at some point end up in the criminal justice system. So it's one of the best places to intervene. I just try to make sure we're doing everything we can to get treatment to the people who get wrapped up in that system.

Apathy and ignorance remain major barriers. There are many areas where there's still a lot of stigma around addiction and addiction treatment. We're trying to break through those barriers. And there's a big push right now from a policy perspective to push corrections facilities to provide treatment for people.

The funding for these programs is also a challenge. It's not usually a line item in any state or local municipality budget. They mostly turn to grants. It's a challenge helping people get connected to funding for their programs.

My personal motivation is that my younger brother died of a heroin overdose. That was back in 2010, before treatment was widely available. I often wonder what would have happened if there had been some intervention point while he was incarcerated.

Also, my own child had terrible drug problems, primarily with opiates and heroin, and my wife and I have had custody of our granddaughter since she was two years old. She's nine now. She calls me 'Poppy' and said that when she turns 11, she wants me to change her last name to mine. So, I know what this disease does to people, how it impacts families, how it impacts communities. And that's what drives me. It's very personal.

When you have things like that happen, you realize they happen every day all across this country and all around the world. You know that drugs cause problems. People lose their own children because they can't deal with their drug problems. People lose their brothers and others in their families. This disease knows no boundaries. It goes across every single segment of society, from poor people up to those who are wealthy and famous. You see it every day, but sometimes you don't hear about it at all.

Dr. Ed Johnson was very influential with early research on buprenorphine at Johns Hopkins University. He was very passionate about treatment and doing the right thing, and was literally at the forefront of putting buprenorphine into syringe drops and under people's tongues. He was the one who really started the ball rolling. Whenever he talked, it resonated. One of the things he said that's always stuck with me is that if we sell treatment, we'll be successful. If we just sell buprenorphine, we'll fail. And I've always believed that it's not about the drug. It's about getting people connected to treatment and trying to figure out how we keep them in treatment. Because the longer they're in treatment, the better they're going to do.

I like it at Indivior. I like the people here. I like the products we have. I believe in what we do. That's why I stay. I've been proud to work here. It's been interesting. My plan is to work here until I retire.

I'm very proud of getting a Guiding Principle Award for demonstrating honesty and integrity at all times, because that's something your peers nominate you for and people discuss. To get that award was special. My personal favorite Guiding Principle is 'See It, Own It, Make It Happen.' That's the one that really gets me up and drives me every day because that's what my team does – we make things happen.

Looking around, it's clear some progress is being made. The elimination of the waiver requirement is making treatment more accessible by allowing more people to prescribe buprenorphine. The availability of opioid reversal drugs is also starting to help drive the trend towards a decrease in overdose deaths. And we're partly responsible for that decrease. But over 100,000 people died from an overdose in the past year. So there's still a very long way to go.

It's so difficult to help someone who has this disease. But when you do, it's amazing. It's very rewarding. That motivates me because I've experienced firsthand what it can do to families.

October 21, 2024


Chief Scientific Officer's Review

PIONEERING MEDICATION-ASSISTED RECOVERY FOR OPIOID USE DISORDER



In the U.S., nearly 90% of individuals with OUD nationwide who may benefit from MOUD treatment do not receive it.[1] For patients receiving MOUD, continuous therapy is essential to improving patient outcomes. Even in settings with advanced treatment, retention in care after a few weeks or months has been low (<30–50%).[2] Patients typically cycle between care episodes and intermittent drug use, with increased risk of relapse and death when out of treatment.[3] While time on MOUD has been linked to a 60–80% decrease in overdose or mortality when compared to time out of treatment,[4] there is a dearth of clinical decision support grounded in empirical research to better customize care pathways for specific patients.[5] It is therefore essential to continue to demonstrate that comprehensive treatment and overdose reversal strategies lead to better outcomes that ultimately offset medical costs associated with OUD.

In 2024, our Research & Development (R&D) and Medical Affairs & Safety (MA&S) organization continued to characterize the process of recovery and identify factors that promote or hinder treatment success. We conducted clinical Phase 4 studies and associated regulatory filings to address knowledge gaps in the areas of rapid treatment initiation and alternative injection sites with SUBLOCADE, long-term recovery outcomes, and treatment cessation guidance.

"During 2024, we stopped the development of several pipeline products on cannabis use disorder (CUD), alcohol use disorder (AUD), acute cannabinoid overdose (ACO), and digital therapeutics, in order to refocus our skills and expertise on treating OUD."

Christian Heidbreder, CSO

We also oversaw medical education, real-world evidence (RWE) studies, externally sponsored studies (ESS), and independent medical education (IME) grants. Throughout the year, our team produced a substantial number of new CJS, federal health, payor, and disease-state materials related to OUD, as well as peer-reviewed publications and conference presentations (see pages 190-192). Outside of the U.S., we expanded access to SUBLOCADE by securing regulatory approvals in several additional countries. We also expanded access to SUBOXONE film with regulatory approvals in several additional countries.

The availability of illegally manufactured synthetic opioids like fentanyl accounts for 90% of all opioid overdose deaths in the U.S.[6] In 2023, the Drug Enforcement Administration (DEA) seized more than 80m fentanyl-laced counterfeit pills and nearly 12,000 pounds of fentanyl powder, equivalent to more than 381m lethal doses.[7] Following regulatory approval of OPVEE (nalmefene) nasal spray by the FDA in May 2023, the Biomedical Advanced Research and Development Authority (BARDA) issued a contract to invest Project Bioshield funds to support OPVEE in the following activities: post-marketing studies; a three-year stability study to support shelf-life extension; RWE and Phase 4 clinical studies; and the procurement of finished, packaged OPVEE held as Vendor Managed Inventory (VMI). This VMI would act as a medical countermeasure in the event of a synthetic opioid community or mass casualty event. Two VMI stockings of 100,000 units took place in August and September 2024. Our RWE team is currently working on numerous retrospective and prospective studies to understand the real-world utilization of OPVEE.

During 2024, we stopped the development of several pipeline projects on cannabis use disorder (CUD), alcohol use disorder (AUD), acute cannabinoid overdose (ACO), and digital therapeutics in order to refocus our skills and expertise on treating OUD.



First, we ended our collaboration with Aelis Farma on the development of AEF0117. This was Aelis's first-in-class synthetic Signaling Specific inhibitor (SSi), engineered to modulate the cannabinoid type 1 (CB1) receptor (CB1-SSi) for the treatment of CUD. We also decided not to exercise Indivior's exclusive option to license the global rights to AEF0117, in the absence of conclusive efficacy data from Aelis's clinical Phase 2B trial. Second, we opted to terminate the internal development of INDV-1000 for the treatment of AUD. Despite our successful collaboration with Addex Therapeutics for the lead optimization of INDV-1000, which resulted in the selection of ADX110201 as a clinical candidate in June 2024, we took the decision to halt INDV-1000 following the completion of IND-enabling studies. Third, following challenges with the formulation of parenteral medicinal products and on-hold operations at the National Center for Advancing Translational Sciences (NCATS), we decided to halt the development of Drinabant for ACO. Lastly, we deprioritized and terminated our partnership with Click Therapeutics for the development and commercialization of CT-102, a prescription digital therapeutics platform.

Notwithstanding pipeline prioritization, we made significant progress in advancing two assets for the treatment of OUD. First, after acquiring the exclusive global rights to develop, manufacture, and commercialize Alar Pharmaceuticals Inc.'s portfolio of LAI formulations of buprenorphine, we initiated the following: nonclinical reproductive studies; a clinical Phase 2 multiple dose pharmacokinetics study; and formulation development work with INDV-6001, our three-month buprenorphine injectable candidate. Second, we pursued the development of INDV-2000 (selective Orexin-1 receptor antagonist for the non-opioid treatment of OUD), with the initiation of a clinical Phase 2 proof-of-concept study and a clinical Phase 3 drug substance manufacturing campaign.

Christian Heidbreder
Chief Scientific Officer

▲ **Our R&D Center at Fort Collins, Colorado**

1. Krawczyk N et al., 2022. Has the treatment gap for opioid use disorder narrowed in the US? A yearly assessment from 2010 to 2019. Int J. Drug Policy; Jul. 19, 103786. https://doi.org/10.1016/j.drugpo.2022.103786.

2. Socías ME et al. 2018. Trends in engagement in the cascade of care for opioid use disorder, Vancouver, Canada, 2006-2016. Drug Alcohol Depend. 189, 90–95. https://doi.org/10.1016/j.drugalcdep.2018.04.026

3. Sordo L et al., 2017. Mortality risk during and after opioid substitution treatment: systematic review and meta-analysis of cohort studies. BMJ 2017 357 (j1550), 1–14.

4. Degenhardt L et al., 2011. Mortality among regular or dependent users of heroin and other opioids: a systematic review and meta-analysis of cohort studies. Addiction 106, 32–51.

5. Meinhofer A et al. 2019. Prescribing decisions at buprenorphine treatment initiation: do they matter for treatment discontinuation and adverse opioid-related events? J. Subst. Abuse Treat. 105, 37–43.

6. Ahmad FB, C. J., Rossen LM, Sutton P., 2024. Provisional drug overdose death counts. National Center for Health Statistics, https://www.cdc.gov/nchs/nvss/vsrr/drug-overdose-data.htm

7. United States Drug Enforcement Administration, 2024. One Pill Can Kill. https://www.dea.gov/onepill

Our Business Model

BUILDING A BETTER FUTURE FOR PATIENTS

GUIDED BY OUR PURPOSE, INSPIRED BY OUR PEOPLE AND CULTURE, AND INFORMED BY OUR EXPERTISE, INSIGHT, SCIENTIFIC INNOVATION, AND STAKEHOLDER RELATIONSHIPS, WE AIM TO ADDRESS PATIENTS' UNMET NEEDS AROUND THE WORLD.

We develop, produce, and market evidence-based treatments to help patients suffering from substance use disorders and overdose.

Purpose
Our purpose is to pioneer life-transforming treatment.

Vision
Our vision is that the millions of people across the globe suffering from substance use disorders or overdose have access to evidence-based treatment to change their lives.

Mission
Our mission is to be the global leader and a pioneer in developing innovative prescription treatments for people suffering from substance use disorders and overdose.

Governance
We recognize the importance of a strong governance and compliance framework which supports our business and facilitates good decision-making.

OUR STRENGTHS



Highly skilled and knowledgeable people
An able workforce and management team with a deep understanding of patient needs and a strong commitment to improving patient lives.



Culture
Based on a clearly defined set of Guiding Principles, our culture is a key competitive advantage, enabling Indivior to drive sustainable and strategic business growth and create social value.



Product portfolio
Our product portfolio is focused on helping to meet adult patient needs in addiction and overdose.



Capital base
Indivior employs disciplined capital allocation. We focus on retaining a robust capital base to enable flexibility in addressing legal matters, agility in managing unknown market impacts, and the ability to pursue identified growth and diversification opportunities.

Guiding Principles

> Guiding Principles – read more on page 10



HOW WE DO IT

1 Stakeholder engagement
Strong and enduring relationships with key stakeholders.

> Read more on pages 24 to 30

2 Research and development
World-class treatment innovation.

3 Manufacturing
Producer of high-quality medicines.

4 Sales and marketing
Carefully managed compliance and adherence to good practice.

5 Operational discipline
Effectively managing our business.

HOW WE GENERATE VALUE

Regularly communicate and interact with our stakeholders, who are fundamental to who we are and how we operate. The perspectives and priorities of our stakeholders help to inform our decision-making and, in turn, support progress towards realizing our purpose, vision, and mission.

Advance treatment innovation by developing new patient-focused treatments. We aim to progress the scope of the treatment the Group provides to help address addiction and overdose.

Improve the lives of patients through an uninterrupted supply of high-quality products.

Deliver high-quality products and accurate information and maintain strong and credible relationships with customers and key stakeholders.

Effectively manage our business and assets to enable reinvestment and meet stakeholder obligations.

OUR STRATEGIC PRIORITIES



1
Grow SUBLOCADE >$1.5bn

2
Diversify Revenue

3
Progress the Pipeline

4
Optimize Our Operating Model

Sustainability
We believe our business is a force for positive change in society. We seek to create value for all stakeholders and aim to do this sustainably by progressing the science of medicine and treatment while protecting natural and human resources.

> Read more on page 32

Meeting patient needs
Leveraging a deep understanding of patient needs, Indivior is committed to addressing the global addiction and overdose crisis by progressing the availability of evidence-based treatments and enhancing treatment access.

Stakeholder Engagement



UNDERSTANDING OUR
STAKEHOLDERS

Our stakeholders – from employees, patients, healthcare providers, and the greater community, to suppliers, policymakers, and civil society – are fundamental to how we operate and who we are.

We believe ongoing engagement with our stakeholders is fundamental to developing and maintaining a robust, sustainable, and successful business. Our stakeholders' perspectives and priority areas help to inform our decision-making and, in turn, help us to make progress toward realizing Indivior's purpose, vision, and mission.

Indivior regularly reviews its understanding of each stakeholder group and priority area, and assesses its efforts to identify further opportunities to strengthen and learn from these relationships. We employ experienced and qualified individuals to conduct our stakeholder engagement activities. These employees include members of the governance, investor relations, government affairs, advocacy, and global impact teams, supported by knowledgeable and experienced external advisors.

Building a Model for Advocacy

Drawing on her background in sales and social work, as well as her grassroots advocacy experience, Melissa Warren McDaniel, Indivior's Director of County Government Relations and Advocacy, recently engaged key internal and external stakeholders on an initiative to support the efficacy of opioid response (OR) programs in Pennsylvania.

By collaborating with various members of Indivior and other relevant organizations, McDaniel sparked conversations with the city council about policies to help maintain the community's access to essential services. A pilot program followed whereby treatment facilities were installed at Kensington, Philadelphia, a neighborhood heavily impacted by the opioid crisis. These efforts helped to create a more informed and supportive environment for individuals struggling with OUD, highlighting the importance of policy changes and community engagement in addressing the opioid crisis. As a result of her efforts, she will be testifying in front of the Philadelphia City Council about their groundbreaking efforts to install treatment facilities in Kensington.

McDaniel is now focused on creating a case study of this work in Kensington that can be used as a model for what advocacy work at Indivior looks like and the impact it can have for patients. She believes that a case study can help shape a grassroots advocacy program to bridge the gap between the community and access to services. This initiative can not only provide valuable insights but also lay the groundwork for future advocacy efforts aimed at improving the lives of those affected by opioid addiction.

Section 172 Statement

Section 172 of the U.K. Companies Act 2006 requires each Director of the Company to act in the way he or she considers, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole.

In this way, Section 172 requires a Director to have regard, among other matters, to the:

- likely consequences of any decisions in the long term;
- interests of the Company's employees;
- need to foster the Company's business relationships with suppliers, customers, and others;
- impact of the Company's operations on local communities and the environment;
- desirability of the Company maintaining a reputation for high standards of business conduct; and the
- need to act fairly between members of the Company.

In discharging its Section 172 duties, the Board regularly considers the factors set out above and the views of key stakeholders. It then applies this information in its decision-making.

The Board acknowledges that some decisions will not necessarily result in a positive outcome for all of Indivior's stakeholders. However, by considering the Company's purpose, mission, vision, and commitment to responsible business, together with its strategic priorities and process decision-making, the Board aims to ensure that its decisions are in the best interests of the Company and its stakeholders. Further information regarding the principal activities and decisions taken by the Board during the year can be found in the principal activities section on pages 83 to 84.

The key themes and strategies highlighted in this report section will be continued into 2025. The increased emphasis on sustainability reporting, which began in 2022 with the publication of our first Sustainability Report, will be continued in 2025 with the publication of a fourth report.

The following table summarizes our key stakeholders; their key areas of interest; why each group matters to everyone at Indivior; how engagement activity is conducted; stakeholder engagement highlights in 2024; the involvement of the Board in Indivior's stakeholder engagement; and how the Board applied the knowledge acquired through engagement to its decision-making processes. Further information is also available on page 85 of this report and in Indivior's latest Sustainability Report.

Stakeholder Engagement continued



PATIENTS

Our vision is that all patients around the world will have access to evidence-based treatment for OUD. Indivior is dedicated to transforming OUD from a global human crisis to a recognized and treated chronic disease.

Key stakeholder issues
- Access to treatment and support
- Product pricing and availability
- Product safety and efficacy

Key issues for Indivior
- Advocacy activities to support Indivior's vision
- Ensuring evidence-based treatment for OUD is available to everyone who needs it promptly
- Providing treatment distribution through responsible HCPs
- Breaking down barriers to care so more patients have access to the evidence-based treatment they need on their recovery journey
- Expanding the U.S. go-to-market capabilities to continue growth in organized health systems

How Indivior engages
- Adhering to regulatory and industry best practice requirements (for instance, product labeling and information)
- Campaigning and lobbying with other interested parties to increase access to treatment
- Monitoring HCPs that dispense Indivior's treatments to patients

Board involvement highlights
- Monitoring compliance information concerning product marketing, communications, and distribution
- Conducting dialogue with HCPs and industry experts to better understand the needs of patients with opioid addiction

2024 highlights
- Developed advocacy activities to focus on the state as well as federal level, aiming to achieve expanded treatment funding for MOUD within CJS

Priorities for the year ahead
- Maintain campaigning activity to increase access to treatment
- Continue to monitor regulatory requirements concerning treatment information to ensure compliance and patient safety
- Continue to focus on state-level advocacy in the U.S.



HCPs

Addiction and overdose are uniquely challenging treatment spaces. Dialogue and engagement with HCPs are important aspects of the journey that will ensure access to treatment for all.

Key stakeholder issues
- Product availability, safety, and efficacy
- Accurate and up-to-date information about Indivior's products

Key issues for Indivior
- Responsible pricing, marketing, and distribution supported by internal compliance activities
- Pioneering, producing, and marketing evidence-based innovative treatments for OUD
- Ensuring that evidenced-based treatments are available to greater numbers of HCPs and patients around the world
- Expanding Medicare-supported access to treatment for OUD within the U.S. CJS

How Indivior engages
- Conducting responsible pricing, marketing, and distribution activities supported by rigorous internal compliance measures
- Supporting regulatory, legislative, and logistical developments to improve treatment access for patients and enable HCPs to treat more patients when they decide to seek help

Board involvement highlights
- Overseeing Indivior's research and development strategy and the setting of goals and objectives, with support from the Science Committee
- Overseeing Indivior's pipeline development program, with support from the Science Committee
- Overseeing Indivior's Global Integrity & Compliance program

2024 highlights
- Indivior field personnel continued to interact with HCPs and their staff within healthcare institutions, offices, treatment centers, and criminal justice systems focused on MOUD and overdose
- Indivior personnel regularly attended local, regional, and national events and conferences to engage with the HCP community on MOUD and overdose

Priorities for the year ahead
- Continue proactive engagement with the healthcare community about overdose and addiction
- Continue regular conference and event attendance to increase understanding of overdose and addiction within the healthcare community



WORKFORCE

Indivior has a talented workforce with a shared commitment to its purpose, vision, mission, and patients.

Key stakeholder issues
- A shared commitment to Indivior's purpose, vision, and mission
- A healthy and safe workplace defined by flexibility, responsible business practices, and clear communication channels
- Comprehensive provision of training, development, learning, and career opportunities
- Industry-leading terms, conditions, and remuneration levels

Key issues for Indivior
- Recruitment and retention of talent to enable the achievement of Indivior's purpose, vision, and mission
- Maintenance of an optimal workplace culture to enable innovation, personal success, and the achievement of Indivior's strategic objectives
- Maintenance of a healthy and safe workplace

How Indivior engages
- Annual culture surveys
- Frequent Town Hall and other communication and dialogue events hosted by the senior management team, occasionally featuring industry experts
- A global Culture Champions Network to help the Board better understand the opinions and concerns of employees
- Annual personal development reviews (PDRs) for all employees.
- Regular training and development activity tailored to departmental requirements

Board involvement highlights
- Regularly considering workforce matters and taking their impacts into account during decision-making (see page 85 for more information)
- Interacting with the workforce at employee engagement events, such as town halls
- Overseeing and supporting the senior management team in the maintenance of Indivior's compliance driven and welcoming culture

2024 highlights
- Continued to foster community through the Culture Champions Network
- Conducted employee speaker programs highlighting the importance of advocacy in relation to addiction and overdose
- Maintained focus on wellbeing and health and safety

Priorities for the year ahead
- Continue to focus on workforce understanding of the importance of advocacy activity
- Employee engagement activity will continue to be a management priority
- Maintenance of Indivior's workplace culture across all sites



SHAREHOLDERS AND CAPITAL PROVIDERS

Indivior's relationships with its shareholders and other providers of capital are a key contributor to the stability and long-term success of the business.

Key stakeholder issues
- Effective strategy and business model in the short, medium, and long term
- Financial and share price performance
- Optimal capital allocation and effective risk management
- Governance, compliance, quality of leadership, succession planning, and transparency
- Sustainability approach and performance

Key issues for Indivior
- A Board-level fiduciary duty to communicate regularly with and receive feedback from shareholders and other capital providers concerning Indivior's strategy and performance
- Regular dialogue required to facilitate market understanding and awareness of the Group's strategic progress and performance
- Operating in certain territories requires Indivior to adhere to a variety of regulatory and legal obligations, and to regularly report and communicate its financial and non-financial performance

How Indivior engages
- Dedicated IR, finance, governance, and communications functions
- A corporate website with a dedicated investor relations section, which includes detailed financial and governance information
- Quarterly results presentations led by the executive directors and senior management, regular attendance at investor healthcare events, plus regular dialogue with current and potential investors
- Regular dialogue about sustainability and ESG issues that relate to the Group's business
- Frequent dialogue with financial analysts

Board involvement highlights
- AGM held on May 9, 2024, and General Meeting held on May 23, 2024, where shareholders approved the transfer of Indivior's London listing from premium to standard, enabling Indivior to move its primary listing to Nasdaq on June 27, 2024
- Several investor and financial presentations and meetings attended by Indivior's CEO, CFO and other senior management
- Chair and Lead Independent Director serves as an intermediary for the other Directors and shareholders when required

2024 highlights
- Primary listing on Nasdaq achieved
- Presentations at several healthcare conferences
- Ongoing dialogue about ESG matters that relate to the Group's business and publication of third annual sustainability report
- Conducted a "teach-in" for specialty pharma equity analysts

Priorities for the year ahead
- Further develop understanding of the potential of Indivior's current and potential products
- Continue to grow the LAI category
- Continue to develop stakeholder understanding of Indivior's sustainability credentials

Stakeholder Engagement continued



SUPPLIERS AND DISTRIBUTORS

Indivior has a small supply chain consisting of raw material suppliers, manufacturing businesses, and service providers in the main.

Key stakeholder issues
- Product quality requirements, terms of business, and Indivior's expectations as outlined in the Third-Party Code of Conduct
- Contractual composition and payment timings
- Product pipeline and development plans
- Tender process details and mechanisms
- Climate change and greenhouse gas information requirements

Key issues for Indivior
- The required product quality is essential for regulatory and compliance purposes and to ensure patient safety
- A reliable and robust supply chain is critical for the effective and regular distribution of treatments
- Indivior is working closely with suppliers to collect accurate Scope 3 emissions data

How Indivior engages
- Regular two-way dialogue between Indivior and its key suppliers concerning production matters and Indivior's requirements
- The provision of a dedicated Indivior supplier management team
- The supply and regular updating of written information about tenders, terms of business, contractual terms, and payment timings
- Indivior's Third-Party Code of Conduct

Board involvement highlights
- Regular updates on the status of and relationship with Indivior's key suppliers
- Oversight of the development of the manufacturing facility at Raleigh

2024 highlights
- Development of new Raleigh facility
- Consideration of key suppliers as part of the ongoing assessment of business continuity risks
- Communication of Indivior's supplier requirements including those outlined in the Third-Party Code of Conduct
- Ongoing dialogue about greenhouse gas emissions and data collection

Priorities for the year ahead
- Continue to work with suppliers to more fully understand Indivior's climate change and environmental impacts
- Continue to work closely with suppliers to maintain high product quality and safety
- Continue to look for ways of improving the sustainability of Indivior's products through working with suppliers



COMMUNITIES

Indivior's important role in addressing global addiction and overdose means it has a responsibility to work with community organizations and patient advocacy groups, to raise awareness of the global addiction crisis and to support their activities.

Key stakeholder issues
- Indivior's reputation as a reliable and proactive community citizen and partner
- Indivior's commitment to and role in addressing the global addiction and overdose crisis
- Indivior's track record and methods applied in supporting and working with patient advocacy groups, NGOs, and charities that help people affected by addiction and overdose

Key issues for Indivior
- Indivior builds relationships with community organizations aligned to its vision and values, aiming to reduce stigmatization and break down barriers to care
- Indivior aims to work with community partners to advocate and educate stakeholders about addiction, overdose, and how to address these issues effectively

How Indivior engages
- Dedicated Indivior global impact and strategy team
- Federal and local advocacy activities, conducted in partnership with a wide variety of community stakeholders
- Financial support for projects which relate to Indivior's purpose and vision

Board involvement highlights
- Oversight of management supervision of Indivior's advocacy activity and relationships with key government agencies and community organizations

2024 highlights
- Ongoing dialogue and collaboration with a variety of stakeholders relating to addiction and overdose and the U.S. criminal justice system
- Ongoing dialogue and collaboration with a variety of stakeholders relating to addiction and overdose and treatment options
- Continuation of the Indivior volunteer policy, which enables employees to take paid time off to engage in volunteering activities

Priorities for the year ahead
- Developing community partnerships in conjunction with state-level advocacy activity
- Maintenance of the Indivior volunteer policy



REGULATORS AND PROFESSIONAL ADVISORS

Indivior works closely with and is advised by this group of stakeholders to ensure compliance with regulatory and industry best practice requirements.

Key stakeholder issues

- Product quality and safety as required by HCPs, patients, and regulators
- Responsible marketing and distribution activities
- Responsible and fair pricing
- Adherence to applicable laws and regulations
- Adherence to the 2020 Resolution Agreements

Key issues for Indivior

- Indivior's license to operate and reputation with stakeholders depends on its compliance with the relevant legal and regulatory requirements
- All members of Indivior's workforce should fully understand Indivior's obligations and be aware of forthcoming regulatory and legal requirements

How Indivior engages

- Regular engagement with governments and regulators to ensure they have a full and up-to-date understanding of Indivior's activities
- Regular training for and dialogue with Indivior's workforce about compliance matters to ensure everyone understands their obligations
- Provision and regular monitoring of the Indivior EthicsLine

Board involvement highlights

- Regular review of the integrity compliance dashboards, which illustrate performance across all Global Integrity & Compliance Program areas

2024 highlights

- Successful transfer of Indivior's primary listing from the London Stock Exchange to Nasdaq
- Continued adherence to the requirements of the three agreements signed with the U.S. authorities in July 2020, including the filing of all scheduled and ad hoc reporting and notifications
- Actioning the performance of a double materiality assessment in preparation for the requirements of EU CSRD

Priorities for the year ahead

- Working with professional advisors to develop a formal sustainability plan and ensure alignment with EU CSRD requirements
- Continuation of Indivior's rigorous approach to integrity and compliance matters
- Maintenance of Indivior's excellent product quality and safety record



MEDIA

Our stakeholders require up-to-date, timely, complete and accurate information about Indivior's products and the science behind them.

Key stakeholder issues

- Accurate and timely news and information about Indivior's current and planned activities
- Points of contact for further information and clarification

Key issues for Indivior

- Dissemination of accurate and timely news and information about Indivior's strategy, activities, and results
- Prevention of inaccurate information dissemination
- Working with the media to develop and maintain Indivior's reputation and stakeholder understanding of its activities, aims and objectives

How Indivior engages

- Distribution of news and information in a timely, accurate, and targeted manner
- Provision of an experienced and dedicated Global Impact Team
- Provision of a corporate website, including facilities for news and information distribution
- Use of social media

Board involvement highlights

- Oversight of Indivior communications activity, including maintenance of Indivior's reputation

2024 highlights

- Development of a range of communication materials to support the development of Indivior's advocacy activities, and stakeholder awareness of addiction and overdose
- Development of the global website to highlight the importance of employee roles and responsibilities
- Development of communication action plans for 2025 and beyond to raise stakeholder awareness of addiction and overdose

Priorities for the year ahead

- Continue to support Indivior's advocacy activities
- Roll out of Indivior's communication plan
- Further development of Indivior's online presence

Stakeholder Engagement continued



LEGISLATORS AND GOVERNING BODIES

The escalating opioid and overdose crisis calls for relationships between Indivior, legislators, governing bodies and policy makers so patients have access to evidence-based treatments during their recovery journey.

Key stakeholder issues
- Solutions to the opioid epidemic
- Access to evidence-based treatment for patients in need
- Reduction of the global stigma surrounding patients suffering from addiction and overdose
- Effective and prompt treatment of overdose emergencies

Key issues for Indivior
- Ensuring patient access to evidence-based treatment for OUD and overdose
- Understanding funding sources to ensure funding prioritizes treatment for patients who need it
- Building relationships in the Criminal Justice System so people involved with this system do not experience a lapse in care

How Indivior engages
- Driving advocacy attention to the policy issues created by stigma and urging change
- Campaigning and lobbying with other stakeholders to increase access to treatment

Board involvement highlights
- Oversight of management supervision of Indivior's advocacy activity and relationships with key government agencies an community organizations.

2024 highlights
- U.S. state standing orders further expanded to improve access to emergency treatment of known or suspected overdose induced by natural or synthetic opioids
- Enabling access to SUBLOCADE by Indivior's CJS team in over 900 CJS facilities across the U.S.

Priorities for the year ahead
- Continue to work with stakeholders to improve access to SUBLOCADE within the U.S. Criminal Justice System
- Work with state level authorities to improve understanding of and access to treatment for overdose and addiction

2020 Resolution Agreement Update and Legacy Legal Matters

COMMITMENT TO TRANSPARENT DISCLOSURE

Indivior is committed to conducting timely and transparent disclosure of all material matters which are relevant to its shareholders and stakeholders

Part of that responsibility is to continue to provide our stakeholders with appropriate transparent updates in relation to the Resolution Agreement with the U.S. Department of Justice (DOJ) in 2020 and legacy legal matters. These matters relate to activities that occurred several years ago.

The 2020 DOJ settlement

In 2020, Indivior and certain of its subsidiaries reached agreements with the DOJ, the U.S. Federal Trade Commission (FTC), the U.S. Attorney's Office for the Western District of Virginia, and U.S. state attorneys general. The agreements resolved potential criminal and civil liability arising from an indictment brought in 2019 by a grand jury in the Western District of Virginia, civil lawsuits in which the DOJ partially intervened, and an investigation by the FTC, all of which generally concerned Indivior's marketing and promotion of SUBOXONE film.

As part of our agreement with the DOJ (the Resolution Agreement), a wholly owned indirect subsidiary of Indivior PLC pleaded guilty to a single count of making false statements relating to healthcare matters in 2012. This subsidiary was excluded from participating in government healthcare programs. The exclusion did not pertain to the rest of the Group and did not limit access to our medications for patients in the U.S. The DOJ dismissed all charges in the 2019 indictment against the rest of the Group, and the Group agreed to make payments over time to federal and state authorities totaling $600m. As of March 2025, the Group still has remaining payments of $300m plus interest (more information can be found on pages 168 to 169 of this Annual Report and Accounts).

Compliance measures, FTC Stipulated Order and Corporate Integrity Agreement

Indivior also agreed to significant compliance and reporting obligations under (1) the Resolution Agreement, (2) a stipulated order with the FTC (the FTC Stipulated Order) and (3) a Corporate Integrity Agreement (CIA) between Indivior Inc. and the Office of Inspector General of the U.S. Department of Health and Human Services (HHS-OIG). The Resolution Agreement generally concerns Indivior's sales and marketing practices. It requires an annual certification by the Chief Executive Officer to the DOJ about compliance activities, as well as an annual resolution from the Board of Directors that it has reviewed the effectiveness of Indivior's compliance program. The CIA requires, among other things, that Indivior Inc. engages an Independent Review Organization and a Board Compliance Expert to assess its compliance program and alignment with CIA requirements. Indivior Inc. is also required to implement measures designed to ensure compliance with the statutes, regulations, and written directives of U.S. Medicare, U.S. Medicaid, all other U.S. Federal healthcare programs and the U.S. Food and Drug Administration. We continue to comply with our reporting obligations under each of the agreements.

We also continue with the investments we have made in Indivior's Global Integrity & Compliance Program (IGICP) to promote compliance and drive continuous learning and evolution in this area.

The CIA has a term of five years, which addresses the period from July 2020 to July 2025 provided however that certain provisions of the CIA will continue for 120 days after the HHS-OIG's receipt of: (a) Indivior's final Annual Report or (b) any additional materials requested by HHS-OIG, whichever is later.

Settlement of certain legacy legal matters in 2024

In 2024, Indivior settled its remaining antitrust legacy litigation to create greater certainty for all stakeholders as discussed below and on pages 58 and 168 of this Annual Report and Accounts.

Civil opioid litigation

The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice of marketing opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares, or alleging individual personal injury claims. Most of these cases have been consolidated and nearly two-thirds were filed by cities and counties. Nearly one-third were filed by individual plaintiffs.

On July 25, 2024, as part of the Q2 results announcement, the Group announced an expected settlement related to civil opioid litigation, including certain parties in the opioid multidistrict litigation (MDL). The parties to the settlement still must negotiate material terms and conditions of the final settlement agreement including timing and structure of payments and product distribution, injuncture relief, and scope of the release. The proposed settlement does not include private plaintiffs.

More information about the Group's litigation can be found on pages 59 to 60 of this Annual Report and Accounts.

Managing Indivior's Business Responsibly

OUR SUSTAINABILITY APPROACH

Why

Indivior was founded to help combat the opioid crisis, the largest and most urgent public health crisis of our time. Indivior is a leader and pioneer in developing evidence-based treatments for substance use disorders and overdose. We are committed to reducing barriers to treatments and raising awareness of often stigmatized diseases that should be normalized and treated like other chronic diseases.

What

As we develop more treatments and raise awareness of addiction and overdose, we are working to deepen and strengthen our approach to sustainability. The five key pillars of our approach to sustainability are:



- **Transform patient lives** — See page 36
- **Prioritize our people** — See page 36
- **Conduct our business with integrity** — See page 40
- **Address our environmental responsibilities** — See page 43
- **Provide our products** — See page 45

How

STRATEGY AND POLICY

MANAGEMENT SYSTEMS AND PROCESSES

PERFORMANCE MEASUREMENT AND MONITORING

STAKEHOLDER ENGAGEMENT

Transparency











TCFD — Task Force on Climate-Related Financial Disclosures

Sustainable Development Goals

GRI

CDP — Disclosure Insight Action

United Nations Global Compact

MANAGING INDIVIOR'S BUSINESS RESPONSIBLY

At Indivior, we are committed to changing patients' lives through science-based, life-transforming treatments.

We create positive societal change by developing, producing and promoting treatments that support individuals with OUD and those at risk of overdose. To do so, we know that we must conduct business with the highest integrity.



RECENT HIGHLIGHTS

- Indivior became a participant in the UN Global Compact in 2022.
- Indivior has developed its greenhouse gas emissions reporting, including quarterly internal emissions reporting and comprehensive measurement of Scope 3 emissions.
- Indivior now conducts annual sustainability reporting aligned to the Global Reporting Initiative and will publish its third report in the second quarter.
- Indivior conducted its first Double Materiality Assessment in 2024. See page 34 for further information.

- Indivior has recently conducted a qualitative and quantitative climate change risk assessment. See pages 47 to 49 for further information.
- Indivior recently developed its sustainability-related governance. At Board level, there is now a Compliance, Ethics and Sustainability Committee. See pages 102 to 103 for further information. These efforts are supported by the Sustainability Committee, which comprises all members of Indivior's Executive Committee and meets at least quarterly.

Managing Indivior's Business Responsibly continued

DOUBLE MATERIALITY ASSESSMENT AND CSRD COMPLIANCE

Double materiality assessment

Aims

We completed our first double materiality assessment (DMA) with the support of knowledgeable and experienced external advisors in 2024. The principal aims of this exercise were:

- to ensure that our approach to sustainability is focused on the most material impacts, risks and opportunities (IROs) for Indivior; and
- to ensure that Indivior is aligned with the more rigorous materiality assessments required by new and forthcoming regulations – most notably the EU Corporate Sustainability Reporting Directive (CSRD), which requires the application of the principle of double materiality.

Key areas considered

These objectives require the business to have a comprehensive understanding of materiality and sustainability. The key areas considered in the exercise included:

- financial IROs;
- Indivior's own operations and those of the value chain; and
- the views and perspectives of all material stakeholders.

Scope and four main steps

The scope of the exercise addressed Indivior's global operations and supply chain activities and comprised four main steps:

1. Creating a shared understanding of Indivior's business and sustainability context.
2. Identifying a long list of sustainability IROs.
3. Assessing each IRO based on standard scoring criteria and in alignment with Indivior's current enterprise risk management approach.
4. Setting thresholds for IRO scores to determine which IROs would be material for reporting under CSRD.

Results

In alignment with the guidance provided with the European Sustainability Reporting Standards (ESRS), the assessment evaluated a long list of IROs across environmental, social, and governance topics. Quantitative and qualitative inputs from stakeholders were applied to evaluate which topics are material. The outcomes are recorded in the diagram below.

DMA Outcomes



● Environment ● Social ● Governance

● E1 Climate Change ● S2 Workers in the Value Chain	● G1 Business Conduct ● S1 Own Workforce ● S3 Affected Communities ● S4 Consumers and End-Users
Impact Material	**Double Material (Both Impact & Financial)**
● E2 Pollution ● E3 Water and Marine Resources ● E4 Biodiversity and Ecosystems ● E5 Resources Use and Circular Economy	
Non-Material	**Financially Material**

Next steps – preparing for CSRD compliance

Indivior is awaiting the finalization of the CSRD data collection, assurance, and reporting requirements. A plan to address these will be developed when this is completed by the EU.

Alignment with the UN Sustainable Development Goals (UN SDGs)

Alignment with the 17 UN SDGs is one important way that Indivior monitors and prioritizes its ESG and sustainability activities. Indivior began mapping its ESG and sustainability activities to the SDGs in 2021, and is deepening this exercise over time as it develops its approach in this area.

  
 

SDG 3: Good Health and Well-Being

Relevant SDG targets

3.5 Strengthen the prevention and treatment of substance abuse, including narcotic drug abuse and harmful use of alcohol.

Why Indivior selected this topic

Target 3.5 is directly aligned with Indivior's purpose. Indivior was founded to help tackle the opioid crisis, one of the largest and most urgent public health emergencies of our time. Indivior's purpose is to pioneer life-transforming treatment, ensuring that the millions of people across the globe suffering from SUDs and overdose have access to evidence-based treatment to change their lives.

SDG 16: Peace, Justice and Strong Institutions

Relevant SDG targets

16.5 Substantially reduce corruption and bribery in all its forms.

16.6 Develop effective, accountable, and transparent institutions at all levels.

Why Indivior selected this topic

Indivior advances targets 16.5 and 16.6 through its Global Integrity & Compliance Program and its Anti-Bribery, Anti-Corruption and Sanctions Programs. These programs help to ensure that its business activities are conducted in a responsible and compliant manner.

SDG 12: Responsible Consumption and Production

Relevant SDG targets

12.2 Achieve sustainable management and efficient use of natural resources.

12.4 Achieve the environmentally sound management of chemicals and all wastes throughout their life cycle.

12.5 Substantially reduce waste generation through prevention, reduction, recycling and reuse.

Why Indivior selected this topic

Product quality is embedded in Indivior's culture. Indivior believes that its long-term success is directly linked to operating in a responsible way and in a way that minimizes its impact on the environment and natural resources, thereby aligning to targets 12.2, 12.4 and 12.5.

SDG 13: Climate Action

Relevant SDG targets

13.2 Integrate climate change measures into national policies, strategies and planning.

Why Indivior selected this topic

Indivior supports the activities of groups such as the Intergovernmental Panel on Climate Change (IPCC) and the UN Framework Convention on Climate Change (UNFCCC). Indivior also supports the various regulatory and other initiatives that aim to achieve greater transparency and enable stakeholders to monitor related areas of climate change and environmental performance.

SDG 5: Gender Equality

Relevant SDG targets

5.1 End all forms of discrimination against women and girls everywhere.

5.5 Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic, and public life.

Why Indivior selected this topic

Indivior's workforce is aligned with targets 5.1 and 5.5. Indivior believes that a welcoming workplace for all employees enables innovation, continuous improvement in the quality of its decision-making, and increased speed and efficiency in meeting the various needs of its employees, patients, and stakeholders. The management team strives to nurture a culture that values all employees regardless of their legally protected characteristics.

Managing Indivior's Business Responsibly continued



Pillar 1 Transform Patient Lives

Overcoming stigmas

As a global leader in addiction treatments, we understand the complexities and stigmas of addiction, substance abuse and overdose. Our vision at Indivior is that millions of people who suffer from diseases like OUD have access to evidence-based treatments to change their lives. By developing robust, science-based treatments and advocating for better understanding, we aim one day to overcome those stigmas and remove barriers to access for patients.

Our current products include SUBLOCADE; SUBOXONE film; SUBOXONE tablet; and SUBUTEX tablet, which are treatments for OUD. OPVEE nasal spray offers help to U.S.-based patients aged 12 years or older who are experiencing a known or suspected opioid overdose.

The availability of our medications may vary across countries, including in terms of dosage form, strength, and indication.

Advocating for change

We advocate on public policy issues that relate to substance use. We responsibly engage with public officials, policymakers, and other stakeholders at all levels of government, as well as healthcare professionals and community organizations.

In the U.S., Indivior works to shape policy through a patient-focused advocacy and government affairs agenda with the following four goals:

- Ensure opioid crisis funds are allocated toward treatment.
- Address and eliminate barriers to OUD treatment.
- Expand MOUD in the criminal justice system (CJS).
- Ensure patients have access to innovative overdose reversal medication.

We work at the local county and city levels, as well as at state and federal levels, to help enact change needed to address the largest and most urgent public health crisis of our time – the opioid crisis. For example, Indivior continues to work to change state standing orders to include all FDA-approved overdose medications and to ensure patients have access to innovative new products that can save lives.



See page 25 for further information



Pillar 2 Prioritize our People

At Indivior, our commitment to nurturing an engaging, safe, and collaborative environment is reflected in our actions.

Our Guiding Principles model our decision-making across the organization and enable us to prioritize safety, quality, integrity, and innovation. Embedding these principles in our operations also ensures we demonstrate regulatory compliance and create an inclusive culture.

Our Guiding Principles



Focus on patient needs to drive decisions

Seek the wisdom of the team

Believe that people's actions are well intended

Care enough to coach

See it, own it, make it happen

Demonstrate honesty and integrity at all times

Our Code of Conduct outlines our standards of expected behavior for the workforce and our Board of Directors. All individuals are required to read and acknowledge that they understand the Code of Conduct and are in full compliance with it. It is available to download from Indivior's website.

Managing Indivior's Business Responsibly continued

Employee engagement

Indivior's employee speaker programs are hosted by Dr. Terry Horton, Vice President, Patient Insights & Advocacy. All employees are expected to attend these events either in person or virtually. During 2024, the speakers included:

- Dr. Tom McLellan, a preeminent addiction scientist and former deputy director of the White House Office of National Drug Control Policy.
- Dr. David Nutt, Professor of Neuropsychopharmacology at Imperial College in London.
- Dr. Denise Hien, Senior Vice Provost for Research, Chancellor's Office, Rutgers University.

Training and development

We provide our employees with developmental training in accordance with their specific role and career path and pay considerable attention to Integrity & Compliance training. All employees have access to a variety of training and career development tools and opportunities including, but not limited to:

- Performance development reviews that include personal development objectives.
- Individual development plans.
- On-the-job/functional training and cross-functional project work.
- Competency-based career paths and/or functional/leadership competency profiles with competency-based development tools.
- Mentorship programs.
- Tuition reimbursement programs.
- Attendance at conferences/seminars.
- 360 degrees and leadership potential assessments.
- Culture training.
- Internal/external on-demand learning programs.
- Commercial workforce training.

An important area is the training and development we provide for our commercial workforce, who are responsible for marketing Indivior's products to healthcare professionals. We aim to ensure that all Indivior's marketing activities are conducted responsibly, with focus and clarity, and that the information imparted to healthcare providers is truthful and accurate, helping them take appropriate action with patients and their caregivers.

A key component of our commercial workforce training and development is the identification of individual and team-level skills gaps and training needs. Our commercial organization conducts a wide variety of regular communication and feedback activities with all team members. The aim of this process is to promote knowledge sharing and ensure that everyone has up-to-date information concerning Indivior's products. The activities range in size and frequency and can include weekly team phone calls, meetings, and training workshops over one or several days. We also run mentoring programs and in-the-field training.

On average, yearly training and development per commercial employee includes 100 hours of core capabilities training, supplemented by weekly calls, workshops (10 to 12 hours), online learning (six to eight hours), and other forms of training as appropriate. These numbers do not include hours spent on Integrity & Compliance training for all our employees.

Commercial workforce incentives

Within our Addiction Sciences and Behavioral Health Business units, compensation is designed to ensure that financial incentives do not inappropriately motivate employees to engage in or tolerate the marketing, promotion or selling of Company products:

- for unapproved uses;
- at dosages above maximum recommended doses in the package insert; or
- to prescribers on a government sanctions list or those who have been delisted pursuant to Indivior's Prescriber Concern Reporting Policy.

Workforce data by function

Number of employees by function	December 31, 2024	December 31, 2023
Commercial	479	564
Finance	79	79
Global Impact & Corporate Affairs	18	11
Human Resources	30	25
Information Technology	39	36
Integrity & Compliance	18	21
Legal & Governance	22	19
Medical	92	93
Research & Development	115	132
Strategy	14	6
Supply	188	178
Total	**1,094**	**1,164**

Workforce data by region

Number of employees by region	December 31, 2024	December 31, 2023
United States	762	849
Europe, Middle East, Africa, Canada	302	283
Australia	30	32
Total	**1,094**	**1,164**

Gender diversity data[1] at December 31, 2024

Number of employees	Total	Women	%	Men	%	Not declared	%
Directors of Indivior PLC	13	3	23	10	77	–	–
Senior managers[2]	38	13	34	25	66	–	–
All employees	1,094	555	51	538	49	1	–

1. This information is required to be disclosed under Section 414C(8)(c) of the U.K. Companies Act 2006
2. Includes members of the Executive Committee who are not Directors of Indivior PLC and all subsidiary company directors.

Employee wellbeing and safety

Indivior has two manufacturing locations. The Fine Chemical Plant (FCP), located in Hull, U.K., manufactures buprenorphine. A second finished product manufacturing site, located at Raleigh in North Carolina, was purchased in November 2023. These sites represent the most significant potential areas of health and safety risk. The FCP holds ISO 45001:2018 certification.

Both manufacturing sites have health and safety management systems which adhere to industry best practice. Indivior continuously reviews and invests in these systems to improve efficiency and reduce risk.

Performance is regularly reviewed by Indivior's Chief Manufacturing and Supply Officer, who is a member of the Executive Committee. In 2024, Indivior maintained its zero fatality rate and a negligible annual incident rate.

Indivior also has two research and development centers in Hull, U.K., which also holds ISO 45001:2018 certification, and Fort Collins, Colorado, in the U.S. Indivior's office sites comprise a main corporate headquarters in Richmond, Virginia, corporate offices in Slough and London, U.K., and smaller offices in Canada, several European countries and Australia.

Indivior has a global health and safety policy, which was approved in 2022. Following the global pandemic in 2020 and 2021, key changes were introduced to evolve working practices and benefit employee wellbeing. These changes included the introduction of a flexible working policy at most of Indivior's locations.

Managing Indivior's Business Responsibly continued



Pillar 3 Conduct our Business with Integrity

Indivior values integrity, compliance and responsible business conduct. The focus of our experienced Integrity & Compliance (I&C) team is to drive a culture of learning and ongoing evolution. The main tenets of the Indivior Global I&C Program (IGICP) are 'Learn, Adjust, Prevent.' This approach helps to ensure that risks are anticipated, promptly identified and mitigated effectively. Key features include an annual Risk Assessment & Mitigation Plan (RAMP) process and a focus on RiskIQ (risk awareness and application). We regard these as critical inputs to the development of an enterprise-wide functional business strategy and related execution. The IGICP is based on U.S. and global regulatory and industry code standards.

Our integrity and compliance commitments

Indivior's goal is to become an industry leader in compliance, ethics and integrity. Our commitment to excellence in meeting these obligations is a testament to our strong culture and efforts at all levels to embed an effective and sustainable IGICP.

Our management team is deeply committed to building a culture of compliance and integrity. We believe we have a responsibility to the patients we serve to conduct our activities with a high level of integrity. Mark Crossley, Indivior's Chief Executive Officer, monitors the performance of the IGICP and is responsible for its day-to-day operation. He is supported at Board level by the Compliance, Ethics & Sustainability Committee. The Board is supported by an independent compliance expert, who also reviews the performance and operation of the IGICP and related culture annually, with the results reported to the Board. Cindy Cetani, Indivior's Chief Integrity & Compliance Officer (CICO) and an Executive Committee member, leads the design and administration of the IGICP. The I&C team operates with independence from the business, as defined by U.S. government standards and requirements. The CICO has a dual reporting line to the Chief Executive Officer and the Compliance, Ethics & Sustainability Committee of the Board.

Our operational controls also include regular reporting to and oversight by the Indivior Compliance Committee, which meets regularly and comprises all members of Indivior's Executive Committee. Indivior has three regional compliance committees. These are staffed by regional management and chaired by the regional compliance officers to monitor the regional implementation and performance of the IGICP.

We also schedule quarterly meetings with the assigned U.S. Office of Inspector General (OIG). These meetings cover the status of and our approach to the Corporate Integrity Agreement (CIA) administration. They are also used to present on aspects of the IGICP or business activities.

Independent analysis

The IGICP is further evaluated for effectiveness by the independent compliance expert to the Board of Directors, as required by the CIA for years one and three. We also engaged the independent compliance expert to the Board in year two and plan to engage for the balance of the CIA term.

In addition, we have engaged an independent review organization to perform transactions testing each year, and systems testing in select years, as specified in the CIA.

These reports are provided to assigned monitors from the OIG, which oversees Indivior's implementation of the CIA.

Annual Compliance Program Perception Survey and EthicsLine

Indivior engages Ethisphere, an independent third-party provider that defines and measures corporate ethical standards, to conduct an annual internal Ethics and Compliance Program Perceptions Survey. This survey is distributed to all of Indivior's global workforce. Other resources include a reporting EthicsLine maintained by Navex Global, another established third-party provider.

Cybersecurity and Data Privacy

Indivior has implemented Cybersecurity and Data Privacy programs based on best practice frameworks, such as NIST 500-83, Sarbanes Oxley and GDPR.

Committee	Frequency	Presenter
Indivior Compliance Committee	Approximately 10 times a year	CICO, I&C team, functional leaders
Board of Directors	Twice a year	CICO
Compliance, Ethics & Sustainability Committee	At least quarterly	CICO and other functional leaders
Audit & Risk Committee	Annually	CICO

The Main IGICP Operating Framework and Underlying Principles

Indivior Global Integrity & Compliance Program Framework


CICO / Governance
Written Standards
Training / Education
Culture
PREVENT
Audits / Monitoring
Open Lines of Communication
LEARN
Response / Corrective Action
Investigation / Disciplinary Enforcement
ADJUST
INDIVIOR
ICP
Global Integrity & Compliance Program

Indivior Global Integrity & Compliance Program Maturity Journey Strategy


Risk Based
Program Effectiveness Measurement
People
Culture
Seamless orchestration of accountability and tone at all levels, integrated incentives/ performance management, operating with confidence and competence
Process & Controls
Risk IQ
Embed awareness and ownership to identify and manage in real time Indivior's evolving compliance risk profile through effective mitigation and excellence in execution
Systems
Analytics
Robust and continually evolving analytic tools and capabilities to proactively identify key risk signals and outlier detection, with continuous controls monitoring
Indivior Global Integrity & Compliance Program
I&C team administration and strategic partner advisors
CICO/Governance
Written Standards
Training/Education
Culture
PREVENT
Audits/ Monitoring
Open Lines of Communication
LEARN
Investigation/ Disciplinary Enforcement
Response/ Corrective Action
ADJUST
Indivior Guiding Principles

Program evaluation and measurement to guide continuous evolution includes:

- Indivior Audit Services
- Self-Assessment: HCCA/OIG Resource Guide
- Internal I&C audits, monitoring investigations
- I&C Dashboard & Analytics
- Independent targeted program assessment
- Ethisphere Ethics & Compliance Program Perceptions Annual Survey Benchmarks
- Navex Global Speak Up Benchmarks
- Epsilon Board Compliance Expert: Program Effectiveness Report*
- EY Independent Review Organization Transaction/ Systems Testing*

* Report included in Annual Corporate Integrity Agreement Report to U.S. Department of Health and Human Services Office of Inspector General

Managing Indivior's Business Responsibly continued

IGICP – Overview

WHO

Chief Executive Officer

Board of Directors: Compliance, Ethics, & Sustainability Committee

Reports to

Global: Strategic governance/ **Oversight:** CICO Chairs

Chief Integrity & Compliance Officer (CICO)

Leads program administration; operates with independence from the business as defined in government standards

Indivior Compliance Committee (ICC)

Supports CICO in Global Program Administration; defined in ICC Charter; comprised of Executive Committee members

Epsilon Life Sciences Independent Compliance Experts to Board of Directors (Per Corporate Integrity Agreement)

EY Independent Review Organization (IRO) (Per Corporate Integrity Agreement)

External

U.S. Compliance Administration Council

EUCAN Compliance Committee

AUA Compliance Committee

Regional: Operational Governance/ Oversight; Regional I&C Officer Chairs

WHAT

IGICP Framework

IGICP Maturity Journey Strategy

Programs Evaluation & Measurement to Guide Continuous Evolution

HOW

Comprehensive Internal Management Reporting

Comprehensive Processes, Systems, Audits/ Monitoring & Controls

Integrated business ownership across Indivior embedded in Performance Management System



Pillar 4 Address our Environmental Responsibilities

In 2024, Indivior continued to develop its approach to environmental and climate change matters in line with the process that commenced in 2022. The matters being addressed include water stewardship, biodiversity, efficient use of raw materials, responsible waste management and energy use. During the year, our new manufacturing facility at Raleigh, North Carolina, was integrated into our overall environmental management approach.

Indivior's primary environmental impacts include:

- Greenhouse gas and other emissions:
  - Direct emissions produced by the salesforce car fleet.
  - Natural gas used in manufacturing processes and the heating of buildings.
  - Indirect emissions through energy consumption at Indivior's sites.
- The environmental effects of Indivior's manufacturing activities at the Fine Chemical Plant (FCP) in Hull, U.K., and at Raleigh, North Carolina.
- The environmental effects of third-party supplier manufacturing activities in the U.K. and U.S.

Environmental management at Indivior's manufacturing sites

Indivior's manufacturing sites have a tailored environmental management program encompassing air, water, waste management, energy use, use of resources and ecological management. The FCP and R&D site in Hull U.K. are both ISO 14001:2015 certified and comply with the requirements of the U.K. Environment Agency. No significant environmental incidents have occurred since Indivior was listed in London in 2014.

Water use, management and reporting

Our manufacturing processes are not water intensive. Water is used in manufacturing processes and for purposes such as cleaning and hygiene maintenance.

We do not withdraw water from or discharge water into freshwater sources. Two of our sites, the R&D center at Fort Collins, Colorado, and the new site at Raleigh, North Carolina, are located in extremely high water-stressed areas and apply the WRI Aqueduct Risk Atlas analysis. At the FCP and Fort Collins, water is extracted from the main supply and the withdrawal data is monitored and measured. Most of Indivior's other locations (offices in North America, Europe and Australia) do not have access to this kind of information to facilitate reporting.

Indivior has participated in CDP's annual water security reporting exercise for the past four years.

Biodiversity

Indivior has a small manufacturing supply chain based in North America and two manufacturing sites at Hull, U.K., and Raleigh, North Carolina. Raw materials for the FCP are grown in Tasmania. All sites operate in highly regulated environments, and none are in areas of high biodiversity importance.

Indivior's Third-Party Code of Conduct requires suppliers to address environmental matters responsibly.

2024 environmental highlights

- Installation of additional solar panels to facilitate greater renewable energy use at the FCP.
- Increased sourcing of sustainable cartons, which were applied in the packaging for SUBOXONE® Film.
- Conversion of 56% of the sales car fleet to hybrid vehicles by the end of the year.
- Installation of electric vehicle charging points at Raleigh and the FCP.
- Rollout of renewable energy supply adoption initiatives at the FCP, the Chapleo Building and at Raleigh.
- Changed to a sustainably sourced natural gas supply at our Raleigh site.

Greenhouse gas emissions, energy use and intensity data

Indivior calculates its GHG emissions using the GHG protocol developed by the World Resource Institute. This process involves applying emissions factors from sources including the U.S. Environmental Protection Agency (EPA), the U.K. Environment Agency, the U.K.'s Department for Business, Energy and Industrial Strategy, and the IPCC.

GHG reporting includes all subsidiary locations, consistent with our consolidated financial reporting.

Indivior's greenhouse gas emission data and energy consumption for 2024 is recorded below. Consistent with the Group's consolidated financial reporting, the table includes data from all of Indivior's subsidiaries.



Managing Indivior's Business Responsibly continued

Emissions type / intensity ratio	**Total 2024 tons CO$_2$e**	Total 2023 tons CO$_2$e revised[1, 2]	Total 2023 tons CO$_2$e[2]
Scope 1	**6,986**	4,573	4,573
Scope 2 location-based	**5,335**	2,196	2,196
Scope 2 market-based	**5,174**	2,366	2,366
Scope 3	**129,350**	107,779	1,665
Total emissions location-based	**141,671**	114,548	8,434
Total emissions market-based	**141,510**	114,718	8,604
Intensity ratios			
GHG emissions tons per employee, location-based (location-based emissions/ number of employees)	**129.5**	**98.4**	**7.25**
GHG emissions per employee market-based (market-based emissions/ number of employees)	**129.4**	**98.6**	**7.39**
GHG emissions per unit of revenue ($m) location-based	**119.25**	**104.80**	**7.72**
GHG emissions per unit of revenue ($m), market-based	**119.12**	**104.96**	**7.87**
Greenhouse gas emissions by territory			
Scope 1 U.K.	**289**	405	405
Scope 1 non-U.K.	**6,697**	4,168	4,168
Total Scope 1	**6,986**	**4,573**	**4,573**
Scope 2 location-based U.K.	**492**	542	542
Scope 2 location-based non-U.K.	**4,843**	1,654	1,654
Total Scope 2 location-based	**5,335**	**2,196**	**2,196**
Scope 2 market-based U.K.	**368**	701	701
Scope 2 market-based non-U.K.	**4,806**	1,665	1,665
Total Scope 2 market-based	**5,174**	**2,366**	**2,366**
Scope 3 U.K.	**3,445**	5,020	213
Scope 3 non-U.K.	**125,905**	102,759	1,452
Total Scope 3	**129,350**	**107,779**	**1,665**
Total emissions location-based U.K.	**4,226**	5,967	1,160
Total emissions location-based non-U.K.	**137,445**	108,581	7,274
Total emissions location-based	**141,671**	**114,548**	**8,434**
Total emissions market-based U.K.	**4,102**	6,126	1,319
Total emissions market-based non-U.K.	**137,408**	108,592	7,285
Total emissions market-based	**141,510**	**114,718**	**8,604**
Energy consumption in MWh (location and market-based)			
Scope 1 U.K.	**1,372**	1,622	1,622
Scope 1 non-U.K.	**30,649**	17,986	17,986
Total Scope 1	**32,021**	**19,608**	**19,608**
Scope 2 U.K.	**2,605**	2,661	2,661
Scope 2 non-U.K.	**15,830**	4,737	4,737
Total Scope 2	**18,435**	**7,398**	**7,398**

1. The revised 2023 emissions figures include a comprehensive analysis of all Scope 3 emissions which first appeared in the 2023 Sustainability Report which was published subsequently to the 2023 Annual Report and Accounts.

2. The 2023 greenhouse gas emissions included for the first time the emissions produced by Opiant Pharmaceuticals UK Limited (Opiant) from the acquisition date of March 2, 2023 and the Raleigh, North Carolina (Raleigh) manufacturing facility from the date of purchase on November 1, 2023. The 2024 emissions and energy data includes a full calendar year of emissions and energy use for both Opiant and Raleigh.



Pillar 5 Provide our Products

Indivior's products

Indivior's key products, which are presently available in over 30 countries, consist of SUBLOCADE (buprenorphine extended release) injection, known as SUBUTEX prolonged release in certain countries; SUBOXONE film (buprenorphine and naloxone sublingual film); SUBOXONE tablet (buprenorphine and naloxone sublingual tablets); and SUBUTEX® tablet (buprenorphine sublingual tablets). These treatments are for opioid dependence. The availability of products may vary from country to country, including in terms of dosage form, strength and indication.

We also provide OPVEE (nalmefene) nasal spray for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids, in adults and pediatric patients aged 12 years and older. OPVEE provides fast onset and long duration reversal of opioid-induced respiratory depression. OPVEE was designed to address the challenges of today's opioid overdose crisis.

Following standards for safety

Indivior follows strict regulatory guidelines and quality standards to ensure the safety of our products for patients. These guidelines, such as Good Manufacturing Practice (GMP), require pharmaceutical companies to establish and maintain rigorous processes for product development, manufacturing, testing and distribution. This includes using high-quality raw materials, conducting thorough testing at various stages of production, and adhering to proper storage and transportation practices. We have dedicated quality control and quality assurance teams that monitor every aspect of the manufacturing process to ensure compliance with regulations and business standards. We also have systems in place to track and trace products, from production to distribution, to minimize the risk of counterfeit or substandard products entering the market.

Managing systems and processes

Indivior has implemented management systems, including the FDA-required Risk Evaluation and Mitigation Strategies (REMS) program for SUBLOCADE, to mitigate the potential risk of serious harm or death from intravenous self-administration. Additionally, the organization is also part of the Buprenorphine-Containing Transmucosal Products for Opioid Dependence (BTOD) REMS program for SUBOXONE film in the U.S., which aims to reduce the risks of accidental overdose, misuse, and abuse.

Quality control and safety

Indivior has always been focused on quality control, safety, and compliance. Our quality assurance teams monitor every aspect of the manufacturing process to ensure compliance with regulations and business standards. Since 2020, we have had no recalls of our products for any of our marketed treatments.

Establishing a supply chain ecosystem

Indivior product manufacturing and supply involves a highly intricate process that depends on both internal manufacturing capabilities and third-party sources. In 2023, we expanded our internal capabilities with the addition of a new Raleigh manufacturing facility, which will help ensure patient supply of SUBLOCADE. We view our suppliers, vendors, distributors, and all third-party entities that provide goods and services as critical business partners.

Our Third-Party Code of Conduct sets expectations and requirements for our partners. In it, we require all suppliers to responsibly address environmental and climate change issues. It is available to download from Indivior's website. Our management team ensures compliance with regulations and monitors third-party manufacturing by mandating that all operations adhere to the strict rules and regulations governing the healthcare industry in the U.S. and the U.K.

Offering accessible treatments

Through our patient accessibility programs, we are working to remove stigma and barriers to treatments for everyone, no matter what the patient's age, gender or socioeconomic background. This includes patients in the criminal justice system. Access to our products may reduce incarcerations and recidivism connected with SUDs, while also improving the cost burden in healthcare.

As part of our goal to make treatments available for everyone, we have developed a growth strategy for patient access that can remove barriers to access for as many as three million patients. This strategy involves:

- **Accelerating adoption in organized health systems**
  These systems maintain high compliance and adherence to standards of care. They have the infrastructure and expertise to handle the logistics of patient access. They also have high process efficiency, enabling rapid adoption of our access program.

- **Expanding access to treatment in the criminal justice system**
  This initiative encompasses federal, state, and county jails and will lead to an increase in patient access funding and access to treatments.

Task Force on Climate-related Financial Disclosures (TCFD)

Purpose of this statement and approach

This statement outlines Indivior's alignment with the TCFD reporting recommendations and how the Group intends to extend its alignment in the future. The inclusion of this statement within this Annual Report and Accounts addresses the compliance requirements of Listing Rule 22.2.24(R).

During the preparation of this statement, the Group reviewed and considered TCFD's All Sector Guidance (2021 TCFD Annex). Indivior does not operate in a sector requiring sector-specific disclosures.

Indivior and climate change

Over the last few years, Indivior has been working diligently to understand and address its environmental footprint and develop its related disclosures. These steps have been guided by the activities of initiatives such as the Intergovernmental Panel on Climate Change, the UN Framework Convention on Climate Change, and the UN Global Compact (Indivior has been a participant since September 2022) and CDP. Indivior is supportive of the activities of the IFRS Foundation (IFRS) and the International Sustainability Standard Board and notes that the requirements of IFRS S2, Climate-related Disclosures, are consistent with the four core recommendations and eleven recommended disclosures that have been published by the TCFD.

Indivior is conducting ongoing activities to address and improve the monitoring of its environmental footprint. They include:

- the introduction from 2023 of hybrid vehicles across Indivior's U.S. sales car fleet; 56% of the fleet were hybrid powered at the end of 2024;
- ongoing improvements to the buprenorphine production process at the U.K. Fine Chemical Plant (FCP);
- the introduction of quarterly internal Scope 1 and Scope 2 emissions reporting in 2023; and
- a program to facilitate increased use of solar panels for energy generation at Indivior's manufacturing and research and development facilities.

Further information is provided on page 43 of this Annual Report and Accounts.

Most of the Group's greenhouse gas (GHG) emissions are Scope 3. The majority are created as the result of supply chain manufacturing activities, finished product storage at third-party businesses, and business travel. We have comprehensively reported our 2024 Scope 3 emissions within this Annual Report and Accounts along with the 2023 comparatives, which were previously disclosed in our 2023 Sustainability Report.

In November 2023, Indivior purchased its own product manufacturing plant, located at Raleigh, North Carolina. The activities at this site are the main reason for the significant rise in overall Scope 1 and 2 emissions during 2024. Our other Scope 1 and 2 emissions are created by buprenorphine manufacturing at our FCP in Hull, U.K., the activities at our two research and development centers, the operation of the U.S. fleet of vehicles, and at our office locations around the world.

We conducted an initial qualitative climate change scenario analysis in 2022 and conducted a first quantitative analysis in 2023. In 2024 this quantitative analysis was updated to assess the effect the Raleigh manufacturing plant had on the Group's climate-related risks and opportunities.

The outcomes of this exercise are reported within this statement. All three exercises were conducted with the support of professional third-party experts.

Going forward, we intend to apply our expanded emissions knowledge and the greater understanding we have acquired about our climate-change risks and opportunities to enable the future setting of emissions targets.

Alignment with the TCFD recommendations

The Group has considered its "consistent or not consistent" obligation under the U.K.'s Financial Conduct Authority Listing Rules. It has detailed its position at the end of 2024 in the following table in relation to the 11 recommended TCFD reporting disclosures.

Sections marked "not consistent"

Indivior has not yet set emission targets or decided on the timing of target setting. Environmental KPIs are part of the Annual Incentive Plan modifier described on page 113 of this Annual Report and Accounts. The Group recognizes the importance of target setting and continues to evaluate their adoption as part of its approach to climate change.

	Page	Progress
Governance		
Describe the Board's oversight of climate-related risks and opportunities	46, 47, 84	Consistent
Describe the management's role in assessing and managing climate-related risks and opportunities	46, 47	Consistent
Strategy		
Describe the climate change risks and opportunities the organization has identified over the short, medium and long term	47, 48, 49	Consistent
Describe the impact of climate-related risk and opportunities on the organization's business, strategy and financial planning	47, 48, 49	Consistent
Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2° or lower scenario	47, 48, 49	Consistent
Risk management		
Describe the organization's processes for identifying and assessing climate-related risks	48, 62	Consistent
Describe the organization's processes for managing climate-related risks	49, 62	Consistent
Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization's overall risk management	62	Consistent
Metrics and targets		
Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management processes	49	Consistent
Disclose Scope 1, Scope 2 and, if appropriate Scope 3 GHG emissions and the related risks	44, 49	Consistent
Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets	49	Not consistent



Governance

Indivior's Chief Executive Officer is ultimately responsible for the executive management of the Group's business, including its approach to environmental matters and climate change, the development of related strategy and approach, and delivery of performance against plans.

Climate change and environmental matters are actioned, monitored, and discussed regularly by the Board, executive-level management, and at other managerial levels across the business. At Board level, responsibility is delegated to the Compliance, Ethics and Sustainability Committee. Its publicly available Charter states that its purpose is to assist the Board of Directors in overseeing and monitoring Indivior's approach to ethical, responsible, and sustainable conduct.

Board level

The Compliance, Ethics and Sustainability Committee is also responsible for overseeing the Group's sustainability approach, performance, and reporting. It meets at least quarterly and on specific occasions when required. The Committee's terms of reference are available for download from the Group website.

The Board Committee also receives reports from the Chief Manufacturing and Supply Officer on at least a half-yearly basis. This information includes:

- the development of Indivior's Group Sustainability Framework and objectives and performance against those objectives;
- Indivior's performance against environmental goals and targets (including GHG emissions) which are applied for the ESG metric in the Annual Incentive Plan (see below); and
- the development of the Group's climate change strategy and related policies and management systems, and the disclosure of climate-related information in compliance with emissions reporting requirements and other related compliance regulations.

Additionally, the Board Committee reviews and approves Indivior's annual Sustainability Report and related disclosures, including this statement within the Annual Report and Accounts.

Executive management level

Indivior's Sustainability Committee supports the activities of the Compliance, Ethics and Sustainability Committee in relation to environmental matters and climate change. It comprises all the members of Indivior's Executive Committee.

It supplies recommendations to the Board Committee and the Board relating to the development of Indivior's approach to climate change. It also monitors Indivior's progress in addressing future reporting requirements, including those required by the Securities and Exchange Commission (SEC), certain U.S. states, and the CSRD reporting requirements for companies operating in the EU. It advises the Board Committee on the steps required to meet these requirements and monitors future developments.

The Sustainability Committee is supported in its activities by a further management-level Sustainability Team Committee which meets monthly. It comprises management team members drawn from across the business and external advisors.

ESG metric in the Annual Incentive Plan

In 2023, the Group introduced an ESG metric into the Annual Incentive Plan which is aligned to the Group's sustainability strategy. It was consistently applied in 2024. Further information can be found in the Directors' Remuneration Report on pages 113 to 114.

Actions for 2025 and beyond

Our management team will continue to monitor climate-related performance, risks, and opportunities for the business and progress the Group towards the setting of emissions targets. It will also ensure that the Group is fully prepared to meet the increased reporting and transparency requirements required by the EU, the U.S. SEC, certain U.S. states, and any future requirements.

Strategy and Risk Management

Conduct of qualitative and quantitative climate change scenario analyses

Indivior's Sustainability Committee led a qualitative climate change scenario analysis in 2022. In 2023, building on the qualitative assessment, we conducted a quantitative analysis which we updated in 2024 following the purchase of the manufacturing facility at Raleigh, North Carolina, at the beginning of November 2023. All three exercises were supported by professional advisors, the aim being to quantify current and potential climate risks and opportunities, which in turn will guide and inform our approach to climate change and stress test our value chain.

High degree of uncertainty and risk selection

There is a very high degree of uncertainty in climate change scenario analysis and in the quantification of transition and physical risks. This means that the reported figures from the quantitative scenario analysis should be taken as an indicative order of magnitude assessment, with substantial uncertainty attached. It considers two climate risks and one opportunity selected by Indivior from the full list of risks and opportunities identified in the qualitative scenario analysis conducted in 2022. The 2023 assessment concluded that it was only possible to select these risks and opportunities for analysis from those highlighted in the qualitative analysis due to the availability of meaningful data. They were also considered to be the most relevant to the Group's activities and the most material by Indivior and its team of professional advisors.

Task Force on Climate-related Financial Disclosures (TCFD) continued

Climate change scenario methodology

The same three climate change scenarios that we applied in the 2023 analysis were used in the updated analysis after consideration of the possible impact of the Raleigh acquisition.

Scenario	Temperature change by 2100 in comparison to pre-industrial levels	The applied SSP[1] and RCP[1] within the modeling	Comment
A Steady path to sustainability	1.5°C	SSP 1 RCP 2.6	This scenario is optimistic about decarbonization and assumes there is a globally coordinated effort to reach net-zero by 2050.
B An unequal world	2.5°C	SSP 2 RCP 4.5	The world follows a path in which social, economic and technological trends do not shift markedly from historical patterns.
C Fossil-fueled growth	4°C	SSP 5 RCP 8.5	This scenario explores limited action on climate change with an energy-intensive, fossil fuel-based economy.

1. Shared Socioeconomic Pathway (SSP) and Representative Concentration Pathway (RCP).

Time horizons

We also applied the same time horizons in the 2024 update as we did in the 2023 quantitative analysis. They were short-term (present to 2027), medium-term (2028 to 2035) and long-term (2035 to 2050).

Assumptions

As with the 2023 analysis, in the 2024 update we applied our revenue growth estimates for 2027, 2035 and 2050. We also applied a linear relationship between revenue and emissions growth as an assumption. The climate projections do not include external factors that could impact key metrics, such as energy price changes. The updated analysis assumes that no mitigation or adaptation measures have been taken.

Financial materiality

The Group defines a material financial impact on the business as one which could influence economic decisions. The quantitative starting point for materiality is 1% to 1.5% of net revenue. From this objective baseline, we then evaluate actual or potential impacts considering subjective factors that may adjust the baseline higher or lower.

Risks selected for analysis

Type	Description	Quantification rationale
Transition risk	Risk of greater costs incurred by regulatory policies and regulations (such as carbon taxes affecting transport and raw materials expenditure).	To implement a transition plan that accounts for the increasing cost of carbon-based transportation, raw materials and offsets, it is important to understand the risk of carbon taxes on Indivior's portfolio.
Physical risks (2) – key Indivior and third-party sites	Risk to physical Indivior and key supply chain site structures from directly significant activities (e.g. catastrophic storm events or severe heat).	Physical risks to these sites can lead to disruptions and loss of revenue. To assess Indivior's resilience, it is important to understand the impact of these physical risks.

2024 quantitative update detailed findings - risks

Year	2027			2035			2050		
Climate scenario	A	B	C	A	B	C	A	B	C
Transition Risk									
Financial Impact	Low	Low	Not applicable*	Low	Low	Not applicable*	Not material	Low	Not applicable*
Change in comparison to 2023	↔	↔		↔	↔		↑	↔	
Physical risks									
Financial Impact	Low	Low	Low	Not material	Not material	Not material	Not material	Not material	Potentially material
Change in comparison to 2023	↔	↔	↔	↑	↑	↑	↑	↑	↑

Financial materiality key

Estimated % of net revenue	Financial materiality
0% - 0.5%	Low
0.51% to 1%	Not material
1.01% to 1.5%	Potentially material

* Under the fossil fuel scenario there is no risk from carbon tax as there is not a "transition" in the economy and therefore no transition risks are experienced.

2024 quantitative update detailed findings – transition opportunity

We conducted a similar analysis for the single opportunity we identified. This opportunity refers to the projected annual energy cost savings from the upgrade and installation of solar panels at the FCP in Hull, U.K., the Chapleo Building (also in Hull) and at the manufacturing facility in Raleigh, North Carolina. The analysis showed that the estimated financial savings were not financially material when applying the criteria recorded in this statement.

Conclusions from updated 2024 quantitative results

From our updated 2024 quantitative results, we conclude that:

- Indivior has a climate-resilient business with limited and financially immaterial exposure to climate risk. Despite the increased estimated financial costs, key characteristics of our business model make our business inherently resilient to climate change:
  - Indivior's margins are resilient to cost increases.
  - Indivior produces products which are not carbon intensive; we are therefore limited in our exposure to carbon tax.
  - The key raw material (thebaine) that Indivior relies on is climate resilient due to its production location in Tasmania.

- Indivior has become slightly more exposed due to an increase in 'own operations', but remains below the financially material threshold. The updated qualitative analysis shows that we have become slightly less climate resilient:
  - The increase in 'own operations' reduces our diversification against climate risks because of the smaller number of production sites and the location of the Raleigh plant.
  - This results in a greater estimated financial impact, driven primarily by increases in estimated physical risk costs. However, this has been mitigated through geographical diversification. An alternative manufacturing site is located at Albuquerque in New Mexico. There is also a safety stock strategy to mitigate any impact of physical risk at the Raleigh site.
  - This situation is compounded by higher estimated growth, increasing the estimated revenue lost during extreme weather events due to reduced output.

- The recently acquired production site at Raleigh in North Carolina has storm exposure, leading to an increased estimated financial impact, which is mitigated by the alternative manufacturing site.
  - An analysis of moderate-to-severe and major storms suggests that Raleigh is more exposed to moderate storms than other Indivior sites.
  - The addition of the Raleigh site in the analysis has increased the financial impact of storms in all the years and scenarios analyzed.

- There is still a clear business case to install solar panels at our sites. There are projected overall savings in the region of $300,000 to $600,000 under the various scenarios. Solar power generation at these sites will protect Indivior from energy price fluctuations, decrease our carbon footprint, and showcase our commitment to climate change mitigation.
- The updated 2024 assessment determined that climate change is not currently a short- or medium-term principal risk.

Ongoing management of climate risks and opportunities

Climate risks and opportunities are evaluated as part of Indivior's common risk assessment approach. More information about our overall risk management approach is recorded on pages 61 to 70 of this Annual Report and Accounts.

We conduct annual reviews of our portfolio of physical assets and supply chain to highlight opportunities to limit climate-related risk. Such opportunities include the consideration of geographical location and working in partnership with new and existing suppliers to address physical risks and improve mitigation measures. We continually examine opportunities to improve internal energy efficiency and, through the use of renewable energy sources, to mitigate transition risks and reduce costs.

Actions for 2025 and beyond

Indivior will continue to monitor all of the climate-related risks and opportunities highlighted in the 2022 qualitative analysis, with a view to highlighting and addressing any material risks and opportunities as they arise. These measures will be conducted as part of our common risk assessment approach and the operation of our governance structures, which are explained within this statement. The information from the highlighted qualitative and quantitative analyses will be applied to develop Indivior's climate change strategy going forward.

Metrics and targets

We measure our emissions quarterly for internal reporting purposes, and this information is carefully monitored by management (see the Governance section of this TFCD statement). Annual emissions are reported on page 44 of this Annual Report and Accounts and will be included in our Sustainability Report (due for publication in the summer of 2025). This Annual Report and Accounts includes a comprehensive Scope 3 emissions calculation with comparatives for 2023. This data, along with other environmental and climate change information, is also reported to the investment community and other interested stakeholders annually via CDP. The Scope 1 and 2 calculations include the greenhouse gas emissions from all Indivior locations.

Actions for 2025 and beyond

We recognize the requirement from our stakeholders, including under the EU's CSRD regulations, to set emissions reduction plans. We intend to continue our progression towards these requirements as we further develop our understanding of the future Raleigh operations and understanding of our Scope 3 emissions through dialogue and co-operation with our suppliers.

NON-FINANCIAL AND SUSTAINABILITY INFORMATION STATEMENT



Key highlights

Recent highlights

 **Page 33**

Business model

An explanation of Indivior's business model

 **Pages 22 and 23**

Responsibility

How Indivior conducts its business activities responsibly

 **Pages 32 to 45**

Risk

A description of principal risks and their potential impact on the business

 **Pages 61 to 70**

Commitment to transparency

Indivior is committed to the transparent reporting and disclosure of its financial and non-financial performance, risks and opportunities, where this information is relevant to shareholders and other key stakeholders. Indivior is required to comply with the reporting requirements contained in Sections 414, 414CA and 414CB of the U.K. Companies Act 2006.

The information in the table below is provided to aid understanding of our approach, policies and performance relating to non-financial and sustainability matters. No material breaches of policy were identified during 2024.

It also highlights where further information, other than that disclosed in this report, can be accessed (for instance the environmental and climate change information reported annually to CDP).

We regularly conduct dialogue with investors and other stakeholders about non-financial and sustainability matters, and in the summer of 2024 we published our third Sustainability Report.

Reporting requirement	Policies and standards which govern Indivior's approach	Where to read more in the report about Indivior's impact, including the principal risks relating to these matters	Where to read more in Indivior's 2023 Sustainability Report and elsewhere
Environmental Matters	• Statement of Indivior's approach to climate change • Global Code of Conduct • Third-Party Code of Conduct	• Managing Indivior's Business Responsibly, pages 32 to 45 • Taskforce on Climate-Related Financial Disclosures (TCFD), pages 46 to 49	• Pages 16 to 18 • Indivior.com Responsibility section
Employees	• Global Code of Conduct	• Stakeholder Engagement, pages 24 to 30 • Managing Indivior's Business Responsibly, pages 32 to 45	• Pages 10 to 12 • Indivior.com Responsibility section
Social Matters	• Global Code of Conduct • Third-Party Code of Conduct	• Stakeholder Engagement, pages 24 to 30 • Managing Indivior's Business Responsibly, pages 32 to 45	• Pages 8 to 9 • Indivior.com Responsibility section
Human Rights	• Global Code of Conduct • Third-Party Code of Conduct • U.K. Modern Slavery Statement	• Stakeholder Engagement, pages 24 to 30 • Managing Indivior's Business Responsibly, pages 32 to 45	• Pages 8 to 9 • Indivior.com Responsibility section
Anti-Corruption & Anti-Bribery	• Anti-Bribery Policy • Code of Ethics	• 2020 Resolution Agreement Update and Legacy Legal Matters, page 31 • Managing Indivior's Business Responsibly, pages 32 to 45	• Pages 13 to 15
Description of the Business Model		• Business Model, pages 22 to 23	
Description of Principal Risks and Impact of Business Activity		• Risk Management, pages 61 to 70	
Climate-related Disclosures	• Statement of Indivior's Approach to Climate Change • Global Code of Conduct • Third-Party Code of Conduct	• Taskforce on Climate-related Financial Disclosures (TCFD), pages 46-49	


Financial Review

FINANCIAL REVIEW

Year ended December 31 (as reported)

	2024	2023	
	$m	$m	% Change
Net revenue	**1,188**	1,093	9 %
Operating loss	**(23)**	(4)	NM
Net (loss)/income	**(48)**	2	NM
Diluted (LPS)/EPS (dollars per share)	**(0.36)**	0.01	NM

NM: Not meaningful

2024 operating and financial highlights

- Net revenue was $1,188m (+9% vs. 2023). 2024 SUBLOCADE net revenue grew to $756m (+20% vs. 2023) reflecting new U.S. patient enrollments from further penetration in Organized Health Systems (OHS) and justice system channels. 2024 U.S. units dispensed were approximately 624,000 (+23% vs. 2023). Total U.S. SUBLOCADE patients on a 12-month rolling basis at the end of 2024 were approximately 170,500. SUBLOCADE performance was impacted by competition in the U.S. long-acting injection (LAI) category and transitory items.
- Reported operating loss was $23m (2023 operating loss: $4m). Adjusted operating profit[1] was $312m in 2024 (+16% vs. Adj. 2023).
- Reported net loss was $48m (2023 net income: $2m). Adjusted net income[1] was $222m in 2024 (Adj. 2023: $223m).
- 2024 ending cash and investments balance totaled $347m (including $27m restricted for self-insurance) (2023: $451m), reflecting net cash outflows of $173m related to litigation settlements and $173m to fund share repurchases, partly offset by cash inflow from operating activities and net proceeds from debt refinance.
- Remaining legacy antitrust litigation claims have been settled.
- Streamlining actions were taken to save $100m annually; this was partially reinvested to support SUBLOCADE long-term growth and Phase 2 OUD assets.
- PERSERIS marketing and promotion discontinued in second half of 2024 to renew focus on OUD pipeline.



Net revenue

2024	1,188
2023	1,093
2022	901

U.S. dollars (m)

Adjusted net income[1]

2024	222
2023	223
2022	169

U.S. dollars (m)

Cash and investments balance

2024	347
2023	451
2022	991

U.S. dollars (m)

Net (debt)/cash[2]

2024	-3
2023	207
2022	745

U.S. dollars (m)

1. Alternative performance measures (adjusted results). See pages 54-58 for a reconciliation to the corresponding IFRS measure.
2. See page 58 for the definition of net (debt)/cash.

Operating review

Share repurchase program

On July 25, 2024, Indivior announced a fourth share repurchase program of up to $100m, which was completed on January 31, 2025. As part of this program, the Group repurchased and canceled 9,416k Indivior ordinary shares, equivalent to approximately 7% of diluted shares outstanding at December 31, 2024, at a daily weighted average purchase price of 825p. The cost was approximately $100m, which includes directly attributable transaction costs. See Note 23 to the Group financial statements for further discussion.

U.S. opioid use disorder (OUD) market update

In 2024, U.S. buprenorphine medication-assisted treatments (BMAT) grew mid-single digits in volume terms. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions to increase access to BMAT treatments.

Financial performance

Total net revenue in 2024 increased 9% to $1,188m (2023: $1,093m) at actual exchange rates (+9% at constant exchange rates).

2024 U.S. net revenue increased 11% to $1,008m (2023: $912m). Strong year-over-year SUBLOCADE volume growth and the fulfillment of OPVEE orders from BARDA were the principal drivers of the net revenue increase. Pricing was not a material factor in net revenue growth.

2024 Rest of World and United Kingdom (collectively "ROW") net revenue decreased 1% at actual exchange rates to $180m (2023: $181m; +1% at constant exchange rates). Positive contributions from new products (SUBLOCADE/SUBUTEX Prolonged Release and SUBOXONE film) were partially offset by ongoing generic erosion of the legacy tablet business. 2024 SUBLOCADE/ SUBUTEX Prolonged Release net revenue in ROW was $52m (2023: $41m) at actual exchange rates. Net revenue at a constant exchange rate is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the 2023 average exchange rate to net revenue in the currency of the foreign entity.

Gross margin was 78% in 2024 (2023: 83%). Excluding $49m of costs related to the discontinuation of PERSERIS and $11m for amortization of acquired intangible assets within cost of sales, adjusted gross margin was 83%. (2023: 84% after excluding $2m for amortization of acquired intangible assets). The modest decline in adjusted gross margin in 2024 primarily reflects cost inflation partially offset by improved product mix from the continued growth of SUBLOCADE.

2024 SG&A expenses were $807m (2023: $811m). Adjusted SG&A expenses increased 6% to $576m (2023: $543m) after excluding $231m of exceptional costs (2023: $268m) primarily related to litigation settlement expenses in both years, expenses associated with the discontinuation of PERSERIS, restructuring and debt refinancing costs in 2024 and acquisition-related costs in 2023. (Refer to page 55 for further details of exceptional SG&A expenses). The increase in adjusted SG&A expenses primarily reflects sales and marketing investments related to SUBLOCADE and OPVEE, financial reporting initiatives and cost inflation. These costs were partially offset by lower sales and marketing expenses due to discontinuation of PERSERIS.

2024 R&D expenses were $142m (2023: $106m) and represented an increase of 34%. Exceptional costs of $39m in 2024 (2023: nil) reflected the impairment of products in development and related fees. Adjusted R&D expenses decreased 3% to $103m (2023: $106m). The decrease primarily reflected the re-prioritization of pipeline activities to the Group's OUD assets as well as related cost savings.

2024 net other operating loss was $4m (2023: income of $6m). 2024 included $9m net mark-to-market losses on equity securities, including $5m of exceptional expenses reflecting a significant drop in the market price of Aelis Farma shares following the announcement of a study that did not demonstrate the anticipated results. Net other operating income in 2023 included $3m of income recognized in relation to a supply agreement.

2024 operating loss was $23m (2023: $4m loss). The change reflects higher net revenue more than offset by exceptional expenses and investments in sales and marketing, primarily related to SUBLOCADE. Adjusted operating profit increased 16% to $312m (2023: $269m). The increase primarily reflected higher net revenue partially offset by increased SG&A expenses. Exceptional costs and other adjustments of $339m and $273m in 2024 and 2023, respectively, were as discussed above.

2024 net finance expense was $20m (2023: $5m income) reflecting a $4m write-off of unamortized deferred financing costs due to early extinguishment of the previous term loan as well as a decrease in earned interest income on lower cash and investment balances, in addition to increased borrowings under the Group's new debt facility.

Tax expense was $5m in 2024, or a rate of (12)% (2023 tax benefit/rate: $1m, (100)%). Adjusted tax expense was $74m in 2024 and the adjusted tax rate was 25%. The 2024 effective tax rate increased due to the write-off of deferred tax assets relating to net operating losses, restrictions on deductibility of corporate interest expense, the impact of the prior year U.K. tax rate change to 25% and higher current year disallowed deductions for shareholder costs and impairment charges, partially offset by lower current year disallowed litigation and executive compensation expenses. Adjusted tax expense was $51m in 2023, excluding the $52m tax benefit on exceptional items and other adjustments, resulting in an adjusted effective tax rate of 19%.


Financial Review continued

Net loss was $48m and adjusted net income was $222m (2023 reported net income: $2m and adjusted net income: $223m) reflecting the impacts described above.

Diluted losses per share were $0.36 and adjusted diluted earnings per share were $1.66 in 2024 (2023: $0.01 earnings per share and adjusted diluted earnings per share of $1.57).

Balance sheet and cash flow

Cash and investments were $347m at the end of 2024, a decrease of $104m versus the $451m position at the end of 2023. The decrease was primarily due to litigation settlement-related payments of $173m and share repurchases of $173m, partly offset by cash inflow from operating activities and net refinance proceeds.

Net working capital (defined by management as inventory plus trade receivables, less trade and other payables) was negative $365m at year-end 2024, versus negative $347m at the end of 2023. The change reflected an increase in the balance of accruals, rebates, discounts and returns due to the timing of rebate invoicing, partly offset by higher inventory balances.

Cash generated from operations in 2024 was $84m (2023 cash used in operations: $292m), reflecting ongoing operating performance partially offset by scheduled litigation payments of $173m. Net cash flow from operating activities was $23m in 2024 (2023 cash outflow: $315m) reflecting cash generated from operations less net interest and tax payments.

2024 cash outflow from investing activities was $69m (2023 cash outflow: $98m) reflecting maturing investments, partially offset by capital expenditure. In the prior year period, the outflow from investing activities primarily reflected the Opiant acquisition, net of cash assumed.

2024 cash outflow from financing activities was $89m (2023 cash outflow: $46m) reflecting shares repurchased and canceled, partly offset by an increase in net borrowings. In 2023, the outflow from financing activities primarily reflected shares repurchased and canceled and the extinguishment of debt assumed in the Opiant acquisition.

Alternative performance measures (adjusted results)[1]

Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group's ongoing operations, or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group's activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax-related matters.

Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

[1] Adjusted results are not a substitute for, or superior to, reported results presented in accordance with IFRS.

Exceptional items and other adjustments

	2024 $m	2023 $m
Exceptional items and other adjustments within cost of sales		
Amortization of acquired intangible assets[1]	**(11)**	(8)
Discontinuation of PERSERIS marketing and promotion[2]	**(49)**	—
Total exceptional items and other adjustments within cost of sales	**(60)**	(8)
Exceptional items within SG&A		
Legal costs/provision[3]	**(195)**	(240)
Discontinuation of PERSERIS marketing and promotion[2]	**(12)**	—
Acquisition-related costs[4]	**(4)**	(22)
Restructuring and other costs, including severance[5]	**(12)**	—
Debt refinancing costs[6]	**(4)**	—
U.S. listing costs[7]	**(4)**	(6)
Total exceptional items within SG&A	**(231)**	(268)
Exceptional Items within R&D		
Impairment of products in development and related fees[8]	**(39)**	—
Total exceptional items within R&D	**(39)**	—
Exceptional items within net other operating (loss)/income		
Income recognized in relation to a supply agreement[9]	**—**	3
Mark-to-market on equity investments[10]	**(5)**	—
Total exceptional items within net other operating (loss)/income	**(5)**	3
Exceptional items and other adjustments within net finance expense		
Finance expense[11]	**(4)**	—
Total exceptional items and other adjustments within finance expense	**(4)**	—
Total exceptional items and other adjustments before taxes	**(339)**	(273)
Exceptional items and other adjustments within tax		
Tax on exceptional items and other adjustments	**81**	63
Exceptional tax items[12]	**(12)**	(11)
Total exceptional items and other adjustments within taxation	**69**	52
Total exceptional items and other adjustments	**(270)**	(221)

1. The Group adjusts cost of sales to exclude amortization of acquired intangible assets.
2. In 2024, the Group recognized $61m of exceptional costs related to the discontinuation of PERSERIS marketing and promotion, including inventory provisions, contract termination and related supplier charges, impairment of assets and severance.
3. 2024 exceptional costs include $123m related to the settlement of certain antitrust legal matters and $75m related to the Opioid MDL, net of a $4m provision release (refer to Notes 19 and 21).
4. The Group incurred exceptional costs in 2023 and 2024 related to the acquisition and integration of the aseptic manufacturing site acquired in November 2023 (refer to Note 28). In 2023, exceptional costs related to the acquisition of Opiant (refer to Note 27).
5. In 2024, the Group recognized $12m of restructuring and other costs, primarily consisting of severance costs.
6. The Group incurred $4m of exceptional transaction and advisory costs in relation to placement of the new term loan (refer to Note 17).
7. Exceptional expenses relate to listing Indivior shares on NASDAQ as the primary listing.
8. 2024 includes exceptional expenses for impairment charges of a product in development resulting from a clinical study that did not demonstrate the

anticipated results ($28m) and a digital therapeutic product in development ($7m) and related contract termination and supplier charges ($4m).
9. In 2023, the Group recognized $3m of exceptional income related to a supply agreement.
10. 2024 includes an exceptional mark-to-market adjustment directly related to the quoted market price impact on ordinary shares of Aelis Farma from the announcement that the clinical Phase 2B study with AEF0117 in participants with cannabis use disorder did not demonstrate the anticipated results.
11. In 2024, the Group wrote off $4m of unamortized deferred financing costs due to early extinguishment of its previous term loan.
12. Exceptional tax items in 2024 largely comprise the write-off of deferred tax assets relating to net operating losses arising from planned restructuring to address changes in tax law. FY 2023 exceptional tax items are comprised of $5m write-off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies, $3m change in estimate as to the tax benefit of legal provisions booked in the prior year, and $3m accrual for adjustments to Opiant predecessor period taxes.


Financial Review continued

Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Occasionally, management may use these financial measures to better understand trends in the business.

The tables below show the list of adjustments between the reported and adjusted results for 2024 and 2023.

Reconciliation of gross profit to adjusted gross profit:

	2024 $m	2023 $m
Gross profit	**930**	907
Exceptional items and other adjustments in cost of sales	**60**	8
Adjusted gross profit	**990**	915

We define adjusted gross margin % as adjusted gross profit divided by net revenue.

Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses:

	2024 $m	2023 $m
Selling, general and administrative expenses	**(807)**	(811)
Exceptional items and other adjustments in selling, general and administrative expenses	**231**	268
Adjusted selling, general and administrative expenses	**(576)**	(543)

Reconciliation of research and development expenses to adjusted research and development expenses:

	2024 $m	2023 $m
Research and development expenses	**(142)**	(106)
Exceptional items and other adjustments in research and development expenses	**39**	—
Adjusted research and development expenses	**(103)**	(106)

Reconciliation of operating loss to adjusted operating profit:

	2024 $m	2023 $m
Operating loss	**(23)**	(4)
Exceptional items and other adjustments in cost of sales	**60**	8
Exceptional items and other adjustments in selling, general and administrative expenses	**231**	268
Exceptional items and other adjustments in research and development expenses	**39**	—
Exceptional items and other adjustments in net other operating income	**5**	(3)
Adjusted operating profit	**312**	269

We define adjusted operating margin as adjusted operating profit divided by net revenue.

Reconciliation of (loss)/profit before taxation to adjusted profit before taxation:

	2024	2023
	$m	$m
Profit/(loss) before taxation	**(43)**	1
Exceptional items and other adjustments in cost of sales	**60**	8
Exceptional items and other adjustments in selling, general and administrative expenses	**231**	268
Exceptional items and other adjustments in research and development expenses	**39**	—
Exceptional items and other adjustments in net other operating income	**5**	(3)
Exceptional items and other adjustments in net finance income (expense)	**4**	—
Adjusted profit before taxation	**296**	274

Reconciliation of tax (expense) benefit to adjusted tax expense:

	2024	2023
	$m	$m
Tax (expense) benefit	**(5)**	1
Tax on exceptional items and other adjustments	**(81)**	(63)
Exceptional tax items	**12**	11
Adjusted tax expense	**(74)**	(51)

We define adjusted effective tax rate as adjusted tax expense divided by adjusted profit before taxation.


Financial Review continued

Reconciliation of net (loss)/income to adjusted net income:

	2024	2023
	$m	$m
Net (loss)/income	(48)	2
Exceptional items and other adjustments in cost of sales	60	8
Exceptional items and other adjustments in selling, general and administrative expenses	231	268
Exceptional items and other adjustments in research and development expenses	39	—
Exceptional items and other adjustments in net other operating income	5	(3)
Exceptional items and other adjustments in finance expense	4	—
Tax on exceptional items and other adjustments	(81)	(63)
Exceptional tax items	12	11
Adjusted net income	222	223

Adjusted diluted (loss)/earnings per share

Management believes that diluted (loss)/earnings per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. A reconciliation of net (loss)/income to adjusted net income is included above.

Weighted average shares used in computing diluted (loss)/earnings per share is reconciled to weighted average shares used in computing adjusted diluted earnings per share below:

	2024	2023
	thousands	thousands
Weighted average shares used in computing diluted earnings/(loss) per share	132,309	141,800
Potentially dilutive share excluded, because effect was anti-dilutive[1]	1,554	—
Weighted average shares used in computing adjusted diluted earnings per share	133,863	141,800

1. As there was a loss in 2024, the effect of potentially dilutive shares of 1,554k was not dilutive.

Reconciliation of net (debt)/cash[1]:

	2024	2023
	$m	$m
Net cash at the beginning of the year	207	745
Net decrease in cash and cash equivalents	3	(458)
Net decrease in investments	(107)	(82)
New borrowings[2]	(350)	(10)
Repayment of borrowings	244	12
Net (debt)/cash at the end of the year	(3)	207

Analysis of net (debt)/cash[1]:

	2024	2023
	$m	$m
Cash and cash equivalents	319	316
Investments	28	135
Borrowings[2]	(350)	(244)
Total net (debt)/cash	(3)	207

1. Net (debt)/cash is calculated as cash and cash equivalents plus short-term and long-term investments less total gross borrowings. 2023 amounts have been restated to reflect the updated definition of net (debt)/cash.
2. Borrowings reflect the gross outstanding principal amount of the term loan, before debt issuance costs of $17m (2023: $5m).


Legal Proceedings

LEGAL PROCEEDINGS

Antitrust litigation and consumer protection

On November 27, 2024, Indivior Inc. and Indivior Solutions Inc. entered into a settlement agreement with Humana Inc. and certain of its affiliates, and Centene Corp, and certain of its affiliates to resolve all remaining antitrust litigation against the Group, including Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty), Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty), and Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875 (Phila. Ct. Common Pleas). Under the agreement, Indivior Inc. and Indivior Solutions Inc. will pay a total of $40m to the Humana and Centene companies. $15m was paid in December, 2024, with the remaining installments of $5m and $20m due on or before March 15, 2025 and December 15, 2025, respectively.

Civil opioid litigation

The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio) (the Opioid MDL). Nearly two thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one third of the cases were filed by private plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome (NAS).

Cases brought by cities and counties outside of the MDL include, for example, 35 actions pending in New York state court, 8 writs filed in Pennsylvania state court, and actions brought in federal district courts in Florida and Georgia. Litigation against the Group in the Opioid MDL and the other federal courts is stayed. The New York state court has not yet entered a case management order. The Group has not yet been served with a complaint in any of the Pennsylvania state court matters.

Pursuant to mediation, the Group, the Plaintiffs' Executive Committee in the Opioid MDL, Tribal Leadership Committee, and certain state attorneys general reached agreement on the amount of a potential settlement. The Group has recorded a related provision of $76m, reflecting the net present value (NPV) of the agreed amount (See Note 19). The parties, however, still must negotiate material terms and conditions of the final settlement agreement, including the ultimate timing and structure of payments and product distribution, injunctive relief, and scope of the release. The proposed settlement would resolve claims by cities and counties, but would not resolve private plaintiff cases against the Group (whether in the MDL or proceeding separately).

With respect to cases outside the MDL that were not filed by cities or counties:

Indivior Inc. was named as a defendant in San Miguel Hospital Corp. d/b/a Alta Vista Regional Medical Center v. Johnson & Johnson, et al., No. 1:23-cv-00903 (D.N.M.). On March 4, 2025, the court dismissed the complaint.

On October 28, 2024, Indivior Inc. was named as one of numerous defendants in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel (MLP). See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.). The MLP granted Indivior's motion to dismiss on April 17, 2023. The plaintiffs appealed, and the Intermediate Court of Appeals of West Virginia affirmed dismissal of all claims against Indivior on December 27, 2024. The plaintiffs filed a notice of appeal in the West Virginia Supreme Court as to all defendants, including Indivior, on February 27, 2025.

On October 28, 2024, Indivior Inc. was named along with dozens of other manufacturers and distributors in a putative class action brought by West Virginia school districts in federal district court. See Marshall County Board of Education and Wetzel County Board of Education v. Cephalon, et al., No. 5:24-cv-00207 (N.D.W. Va.). Indivior's response to the complaint is not yet due.

Additionally, on May 23, 2024, the Consumer Protection Division of the Office of the Attorney General of Maryland served on Indivior Inc. an administrative subpoena related generally to opioid products marketed and sold in Maryland. Indivior Inc.'s response to the subpoena remains ongoing.

The Group has begun its evaluation of all of the claims, believes it has meritorious defenses, and intends to vigorously defend itself in all actions that would not be resolved by the proposed settlement. Given the status and preliminary stage of litigation, no estimate of possible loss for those matters can be made at this time.

False Claims Act allegations

In August 2018, the U.S. District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys' fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023, which Indivior answered on March 18, 2024. Discovery has been stayed pending resolution of certain discovery disputes. The Group is evaluating the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

U.K. shareholder claims

On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King's Bench Division.

Legal Proceedings continued

On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (FSMA 2000) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. The claimants appealed and the appellate court affirmed the dismissal by order dated January 23, 2025.

The claimants applied for permission to appeal to the U.K. Supreme Court and the court refused the application on February 27, 2025. The claimants have until March 27, 2025 to apply to the U.K. Supreme Court directly to further appeal. The Group has begun its evaluation of the remaining claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

U.S. shareholder claims

A class action lawsuit was filed against Indivior PLC, Mark Crossley (the CEO of the Group), and Ryan Preblick (the CFO of the Group) on August 2, 2024, alleging violations of certain U.S. federal securities laws. The putative class, as alleged, includes plaintiffs that purchased or otherwise acquired Indivior securities between February 22, 2024 and July 8, 2024. The court entered an order appointing a lead plaintiff on October 7, 2024, and the lead plaintiff filed an amended complaint on December 5, 2024, which additionally named Richard Simkin (the Chief Commercial Officer of the Group) as a defendant. The defendants filed a motion to dismiss on January 10, 2025, which remains pending. The Group has begun its evaluation of the remaining claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Opiant shareholder claims

On November 8, 2023, plaintiff James Litten filed a class action complaint in the Delaware Court of Chancery alleging that former officers and directors of Opiant Pharmaceuticals, Inc. (Opiant) breached fiduciary duties of care, loyalty, and good faith in connection with Indivior PLC's 2022 acquisition of Opiant. The defendants moved to dismiss the complaint on January 26, 2024. On March 21, 2024, the plaintiff filed an amended complaint. The defendants moved to dismiss the amended complaint on June 21, 2024. The court heard argument on the motion to dismiss on January 17, 2025 and heard additional argument on February 19, 2025. The motion remains pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Dental allegations

The Group has been named as a defendant in numerous lawsuits alleging that SUBOXONE film was defectively designed and caused dental injury, and that the Group failed to properly warn of the risks of such injuries. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys' fees and costs. Plaintiffs and potential plaintiffs related to these lawsuits generally can be grouped as follows:

Dental MDL Plaintiffs: Approximately 1,300 of these cases have been consolidated in multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.) (the Dental MDL).

Dental MDL Schedule A Plaintiffs: One complaint filed in the Dental MDL on June 14, 2024 attached a schedule of nearly 10,000 plaintiffs (the Schedule A Plaintiffs). The parties negotiated a tolling agreement for the Schedule A Plaintiffs that would permit plaintiffs' counsel additional time to investigate issues such as whether and when the Schedule A Plaintiffs used any Indivior product before determining whether to file individual complaints that ultimately would be coordinated with the Dental MDL. Plaintiffs indicated to the court they will dismiss more than 1,400 plaintiffs in the future, pursuant to a mechanism to be provided by the court. On February 7, 2025, the plaintiffs filed an amended Schedule A that reduced the number of Schedule A claimants to 8,623.

State Court Plaintiffs: One complaint has been filed in New Jersey state court, and the parties have agreed to toll the claims of more than 850 other individuals in Delaware, New Jersey, and Virginia. Complaints have not yet been filed on behalf of the tolled individuals.

Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual/provable injury and other matters. These cases are in their preliminary stages. These lawsuits and claims follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products. The Group has been informed by its primary insurance carrier that defense costs for the Dental MDL should begin to be reimbursed now that the Group's self-insurance retention has been exhausted. Additionally, the Group's primary insurance carrier has issued a reservation of rights against payment of any liability costs. In the event of a liability finding, various factors could affect reimbursement or payment by insurers, if any, including (i) the scope of the insurers' purported defenses and exclusions to avoid coverage, (ii) the outcome of negotiations with insurers, (iii) delays in or avoidance of payment by insurers and (iv) the extent to which insurers may become insolvent in the future. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Applications to file class actions based on similar allegations as in the Dental MDL, but also relating to SUBOXONE Tablets, were filed in Quebec and British Columbia against various subsidiaries of the Group, among other defendants, in April 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Risk Management

INDIVIOR'S APPROACH TO RISK

IDENTIFYING AND MANAGING RISK IS KEY TO OUR PURPOSE AND THE DELIVERY OF OUR STRATEGY

Our Risk Management Governance Structure

Board of Directors

Our Board of Directors oversees Indivior's risk management, determines the Group's risk appetite, carries out an assessment of the Group's principal and emerging risks, and oversees the governance of Indivior's principal risks.

Executive Committee

Our Executive Committee monitors the effectiveness of risk management activities and reviews Indivior's principal risks.

Risk Management Team

Our Risk Management Team coordinates the ERM process.

Integrity & Compliance Department

Our Integrity & Compliance Department develops and implements an effective compliance management program.

Business unit and corporate functional leadership

Our business unit and corporate functional leadership executes day-to-day risk management activities and manages risk mitigation actions within their respective functions or areas.

Internal Audit Team

Indivior Audit Services provides independent assurance of the effectiveness of governance, risk management and controls.


Risk Management continued

Principal risks and risk management

Effective identification and management of existing and emerging risks is critical to the success of our Group and the achievement of our strategic objectives. Risk must be accepted to a reasonable degree for our Group to execute these objectives and pursue business opportunities aligned with our mission. Risk management is therefore an integral component of our culture and governance.

Managing risks

Our Enterprise Risk Management (ERM) process is designed to identify, assess, manage, report, and monitor risks and opportunities that may impact the achievement of the Group's strategy and objectives. The Board defines the Group's risk appetite. This enables the Group to define both quantitative and qualitative criteria, and considering likelihood and risk impact, to ultimately determine the level of risk it is prepared to take in pursuing its strategic objectives. An effective ERM process is fundamental to our ability to meet our operational and strategic objectives. The competitive market in which we operate has industry-specific risks, particularly those relating to new product development and commercialization, intellectual property enforcement and legal proceedings, and compliance with laws and regulations. This requires that existing and emerging business risks be effectively assessed, appropriately measured, regularly monitored, and addressed through mitigation plans. Our ERM process fosters and embeds a Group-wide culture of risk management that is responsive, forward-looking, consistent, and accountable.

Examples of our 2024 risk management activities include: an assessment of how the Group impacts the environment and society, as well as sustainability issues that may affect the Group's financial performance (i.e., double materiality assessment), cybersecurity penetration testing, an updated quantitative assessment of climate-related risks, an external review of our ERM program, and various tabletop exercises as part of the Group's business resilience program.

Governance and responsibilities

The Board of Directors of Indivior PLC (the Board) has overall responsibility for the Group's risk management. The Audit & Risk Committee assists the Board in overseeing the Group's risk management activities, including reviewing the Group's principal and emerging risks. In addition, the Board's Committees regularly review risks relevant to their area of focus. These risks include, but are not limited to, risks relating to legal, financial, commercial, regulatory, and compliance matters.

The Board has tasked the Executive Committee to manage the Group's risk management activities. Quarterly, the Executive Committee reviews enterprise risks as part of its regular business reviews. It also assesses any changes impacting the Group, including emerging risks and their impacts to Indivior's principal risks, as well as underlying mitigating plans.

Business unit and functional leadership executes day-to-day risk management activities, including risk identification. It also manages risk mitigation actions within its respective areas, in alignment with the ERM framework.

The Risk Management team facilitates the ERM program, including the implementation of processes and tools to identify, assess, measure, monitor and report risks.

Principal risks

The Board has carried out a robust risk assessment so that principal risks are effectively managed and/or mitigated to help ensure the Group remains viable. The Board considers principal risks to be the most significant faced by the Group; they include those that could threaten the Group's business model, future performance, solvency, or liquidity.

While the Group aims to identify and manage such risks, no risk management strategy can provide absolute assurance against loss.

Pages 63 to 70 provide insight into the Group's principal risks, outlining why effective management of these risks is important, how we manage them, how the risks relate to the Group's strategic priorities, and changes to the status of these risks compared to previous year. Additional risks, not listed here, that the Group cannot presently predict or does not believe to be equally significant, may also adversely affect the Group's business, operational results and financial condition. The principal risks and uncertainties are not listed in order of significance.

Principal risks remain broadly unchanged compared to last year, except for three principal risks. With the presence of a competitor for long-acting injectable BMAT in the U.S., combined with continued worldwide pricing, reimbursement, and funding pressure on pharmaceuticals products; our Commercialization principal risk has increased. In addition, the overall Business operations risk has increased due to the combination of the rise of IT security threats for both internal and third-party networks, and the highly competitive labor market conditions for certain key positions. Conversely, the Legal and IP principal risk has decreased compared to last year given the resolution of certain legacy litigations, including the settlement of all U.S. antitrust cases with the various plaintiffs.

Any single risk or combination of the risks listed below could impact the Group's viability (see our Viability Statement on page 71).

Emerging risks

Emerging risks are those whose effects have not yet been substantially realized in the enterprise but have the potential to be a challenge for the Group. These risks are unlikely to impact the business next year; however, they can rapidly change and/or are nonlinear. There is a continuous focus on identifying and assessing potential emerging risks. Our Risk Management and Financial Planning & Analysis teams, in partnership with the business functions, monitor potential disruptions that could dramatically impact our industry and business from a risk and opportunity perspective. The Board and Executive Committee carry out a robust review of emerging risks.

The identification and assessment of climate-related risk is part of the ERM process mentioned above. Following our updated scenario assessment (see our TCFD disclosure on page 46), we have determined that climate change is not currently a principal risk to our business, but we will continue to monitor it as an emerging risk.

 Increased risk  No change Decreased risk

BUSINESS OPERATIONS

Trend versus prior year



The Group's operations rely on complex processes and systems, strategic partnerships, and specially qualified and high-performing personnel to develop, manufacture and sell our products. Failure to continuously maintain operational and compliance processes and systems, or to retain and/or recruit qualified personnel, could adversely impact product availability and patient health, and ultimately the Group's performance and financials. Additionally, we operate in an ever-evolving regulatory, political, and technological landscape. We therefore need the right priorities, capabilities, and structures in place to successfully execute on our business strategy and adapt to this changing environment.

Cybersecurity – Cybersecurity threats (both within our IT and third-party networks) continue to increase and evolve in their sophistication, including ransomware. The pharmaceutical industry remains a primary target for various cybercriminal groups, with a steady increase in the targeting of technology running manufacturing facilities. Cyberattacks can be initiated from a variety of sources and can target the Group in several ways, including via networks, systems, and applications used by the Group or third-party partners. Furthermore, the Group does not have control over the cybersecurity systems of its third-party partners. The Group continuously assesses cyber risks and makes significant financial and resources investments in systems, monitoring capabilities, and training, to mitigate and manage these risks. However, these efforts cannot provide absolute security against cyberattacks.

Talent management and retention – Highly competitive labor market conditions may have a potential negative impact on the Group's attrition rate and its ability to recruit for some key positions in certain geographies. The Group has established tools, recruitment and succession plans, performance management and reward programs to develop, retain, and recruit key personnel.

The overall business operations risk has increased due to the combination of the rise and increasing sophistication of IT security threats for both internal and third-party networks and the highly competitive labor market conditions for some key positions.

Examples of risks

- Failure, disruptions, or significant performance issues experienced with our key processes, Information Technology (IT) systems, and/or by our critical third-party partners
- Cybersecurity breaches could have a significant impact on our operations and/or result in loss or disclosure of intellectual property, confidential data, and Personally Identifiable Information (PII)
- Failure to motivate, retain, and recruit qualified workforce and key talent

Management actions

- Business operating standards, monitoring processes, and business resilience program
- IT Strategy, governance, policies, processes, systems, and disaster recovery plans supporting overall business continuity, including cyber incidence response readiness
- Updated processes, tools, and controls to secure applications and systems, and protect data from internal and external threats
- Continued security awareness, including e-learning and phishing exercises
- Updated crisis communication plan and cyber incident response plan and procedures. Enhanced awareness and training with resilience tabletop exercises
- Talent management and culture development programs, including talent review and retention programs focused on identifying key roles and successors
- Hybrid work policy enabling flexible ways of working

Link to strategic priorities



1 Grow SUBLOCADE to > $1.5bn

3 Progress the Pipeline

4 Optimize Our Operating Model




Risk Management continued



Increased risk No change Decreased risk



PRODUCT PIPELINE, REGULATORY AND SAFETY

Trend versus prior year



The R&D of new products and technologies is an inherently uncertain and lengthy process. It requires significant and continuous financial and resource investments, and strategic partnerships without any guarantee of success. Any stage of the R&D process is susceptible to failure. Promising new product candidates may never make it to market or may only experience limited commercial success, because of issues related to efficacy or safety; poor clinical outcomes; difficulty obtaining regulatory approvals; narrow range of approved uses; prohibitively high manufacturing costs; inability to create or protect intellectual property rights; or infringement of the intellectual property of others. Therefore, the failure to successfully advance our product pipeline could have a material effect on the Group's long-term performance and prospects.

The Group focuses on helping patients along their journey to recovery by developing treatment options for opioid use disorder (OUD) and continues to develop its late-stage assets (i.e., two clinical Phase 2 assets). Our nonclinical and clinical activities are primarily outsourced, and most of our clinical studies are carried out by independent third-party contract research organizations (CROs). These activities include pre-study visits, training, program management, document preparation, site identification, screening, and preparation. We have no direct control over the CROs' activities. Delays and/or interruptions in the CROs' activities may delay or postpone the progress of our clinical studies. Furthermore, we depend on the reliability and validity of these activities to support our regulatory filings. If any of the CROs' work products were to be erroneous or insufficient, it might negatively impact our own clinical data, results, and corresponding regulatory approvals.

Research, development, manufacturing, and distribution are governed by complex, strict and multi-jurisdictional regulations, including those of the U.S. FDA. Regulatory approvals may not be given at all, or in a timely manner, for new products or for additional indications or uses of already approved ones. Patient safety depends on our ability to perform robust safety assessment and interpretation, to ensure that appropriate decisions are made regarding the benefit/risk profiles of our products. Deviations from these quality and safety practices could impact patient safety and market access, which can have a material effect on the Group's performance and prospects.

In addition, strong competition exists for strategic collaborations, licensing arrangements and acquisition targets. If we are unable to execute these transactions, or if such transactions do not yield the expected product development, synergies or financial performance, our business prospects may suffer.

Examples of risks

- Failure to advance the development and/or obtain regulatory approval of pipeline products
- Failure to identify R&D early assets and/or M&A targets, conduct effective due diligence, or to integrate newly acquired business effectively and/or achieve expected potential due to integration challenges
- Potential liability and/or additional expenses associated with ongoing regulatory obligations and oversight
- Unexpected changes to the benefit/risk profiles of our products

Management actions

- Product development process, including a stage-gate process to continually evaluate R&D investment decisions
- Post-marketing study and real-world evidence programs
- Ongoing Quality, Safety and Regulatory monitoring and auditing programs
- Policies and standards governing scientific interactions and communication
- Strategies to defend against and pursue appropriate resolution of potential product liability claims
- Rigorous pharmacovigilance processes for ongoing evaluation of data collected from multiple sources related to patient safety. These include Risk Evaluation & Mitigation Strategy (REMS) programs in the U.S. and Risk Management Plans (RMPs) outside the U.S.
- Market valuation and financial modeling
- Business development strategy aligned with the Group's strategy
- Comprehensive cross-functional due-diligence process, supported by external experts
- Integration plan and team for M&A-related activities

Link to strategic priorities



1 Grow SUBLOCADE to > $1.5bn





2 Diversify Revenue

3 Progress the Pipeline



Increased risk | No change | Decreased risk



COMMERCIALIZATION



Successful commercialization of our products is a critical factor for the Group's sustained growth and robust financial position. New and existing products involve substantial investment in marketing, market access and sales activities, product stocks, and other investments. Certain factors, if different than anticipated, can significantly impact the Group's performance and position. These factors include: final label claims; healthcare professional (HCP)/patient adoption and adherence; generic and brand competition; pricing pressures; private and government reimbursement schemes and systems; negotiations with payors; erosion and/or infringement of intellectual property (IP) rights; product availability; and political and socioeconomic factors.

Competition - In Q3 2023, a competitor launched another long-acting injectable BMAT product in the U.S. Long-acting injectables are estimated to the mid-to-high single of BMAT digits. While SUBLOCADE has a differentiated profile for opioid use disorder patients, specifically given the ongoing proliferation of potent synthetic opioids, the competitor's entrance has created some near-term market disruption.

Pricing, reimbursement, and funding pressure - Governments across the world continue to consider and take actions to reduce expenditure on drugs and to implement various cost-control measures. In the U.S., Congress is considering proposals to enact significant cuts to Medicaid via its fiscal 2026 budget that may include as much as $880 billion in cuts from Medicaid and health spending projections over 10 years. Approval of such a budget does not mean immediate reductions in Medicaid but rather sets off a long legislative process. Many barriers remain to enacting major Medicaid cuts. Additionally, there is bi-partisan support for drug pricing reforms at both federal and state levels, which include potential legislative and regulatory actions. Examples of such actions include: encouraging the import of drugs; pricing drugs according to a defined international pricing reference; encouraging more competition; implementing drug pricing provisions of the Inflation Reduction Act of 2022; establishing state-based registration and disclosure requirements; and undertaking other initiatives. These measures, together with federal and state government fiscal constraints and potential regulatory changes, pose direct and indirect downward pressure risk on drug prices, cost containment measures, government programs and systems funding (e.g., U.S. Medicaid, U.S. Criminal Justice System), and the relative generosity of public benefit coverage programs. The Group continues to monitor potential legislative and regulatory changes and their impacts, advocating for the Group's products based on scientific studies and patient-centered outcomes. However, certain potential legislative and regulatory changes to drug pricing and coverage could have an adverse impact on the Group's financial performance and results in the future.

The entrance of long-acting injectables for OUD and an additional generic sublingual film product in the U.S. continue to create pricing pressure as payors will try to negotiate higher rebates to maintain SUBLOCADE's and SUBOXONE's Film's respective position on their formulary.

Trend versus prior year

Increased risk

The overall risk increased given continued pricing, reimbursement, and funding pressure; and uncertainties compounded by competition in the U.S. BMAT market.

Examples of risks

- Increased branded and/or generic product competition
- Lower facility adoption, HCP adoption and patient enrollments and/or adherence to SUBLOCADE
- Unexpected changes to government and/or commercial reimbursement levels, government pricing and/or funding pressures and market access
- Revenue diversification in the U.S. (i.e., OPVEE) and outside the U.S.

Management actions

- Continued access investments in organization health systems, including the expansion of the dedicated team for the Criminal Justice System (CJS)
- Expansion of point of care (i.e., patient injection pharmacy) for OUD treatment through various partnerships
- Emphasizing value of products and health economics tailored to commercial and government payors through market access activities, medical education, and enhanced real-world evidence
- Patient platforms supporting provider location, reimbursement support and co-pay assistance for eligible patients; and other tools (e.g., community re-entry providers)
- Ongoing training and development for field-based employees
- Policies and standards governing commercial activities, including pricing
- Monitoring of government and commercial pricing and reimbursement-related trends/measures, as well as development of mitigation strategies and advocacy programs
- Enhanced marketing and advertising strategic model/approach
- Submission for the expansion of subcutaneous injection sites and shortening of the induction protocol for SUBLOCADE
- International growth, pipeline development and marketing activities

Link to strategic priorities



1 Grow SUBLOCADE to > $1.5bn

Risk Management continued

 Increased risk    No change    Decreased risk

ECONOMIC AND FINANCIAL	Trend versus prior year

The pharmaceutical industry includes inherent risks and uncertainties, requiring the Group to make significant financial investments to develop and support the success of our product portfolio. Generating cash flow from our approved products, together with external financing, sustains our financial position, enables the development of new products, and funds business growth. Realizing value on those investments is dependent upon regulatory approvals, market acceptance (including pricing reimbursement levels), strategic partnerships, competition, and legal developments. Together with potential pressure on our level of net working capital, our ability to comply with our debt covenants in the long term could be negatively impacted. As a global business, we are also subject to political, economic, capital markets, and tax regulation changes.



Global business environment - A volatile political, economic, and geopolitical environment creates risks such as global inflation, debt and energy price crises. These risks may cause pressures on central banks and public finances leading to potential monetary tightening, tax increase, deficit reduction measures, and potential tariffs on pharmaceutical products.

Examples of risks

- Inability to raise capital, or execute business development and alliance opportunities
- Failure to meet financial obligations and performance
- Changes to tax environment and regulations, including potential tax increases and tariffs as governments seek to fund public finances
- Global inflation, debt and monetary pressures impacting tax and fiscal policies, and monetary tightening

Management actions

- Process to optimize cost and finance structures, and active expense management
- Ongoing monitoring of financial performance and compliance with financial covenants
- Strategies supporting expansion opportunities and diversification
- Regular appraisals of debt and capital market conditions with advisors and counterparties, including refinancing of long-term debt
- Ongoing monitoring of potential changes in tax legislations and their related impacts, including Pillar Two global tax regulations
- Proactive supply chain planning and cost monitoring activities

Link to strategic priorities

(1) **Grow SUBLOCADE to > $1.5bn**

(3) **Progress the Pipeline**

(4) **Optimize Our Operating Model**

 Increased risk  No change Decreased risk

SUPPLY

Trend versus prior year



The manufacturing and supply of our products are highly complex processes. They depend on a combination of internal manufacturing capabilities and third parties for the timely supply of our finished drug and combination drug products. The Group almost exclusively relies on third parties, including contract manufacturing organizations (CMOs), to manufacture, test, and distribute our finished products. The manufacturing of oral solid dose, film products, aseptically filled injectables, and nasal sprays, is subject to stringent global regulatory, quality, and safety standards, including Good Manufacturing Practice (GMP). Major delays or interruptions in the supply chain and/or product quality failures could significantly disrupt patient access, adversely impact the Group's financial performance, and lead to product recalls and/or potential regulatory actions against the Group, along with potential reputational damage.

Outsourcing partners - The Group's products are filled and packaged by CMOs in the U.S. and U.K., and some are single-sourced. The Group's supply development and monitoring and contingency planning processes include: additional and redundant capacity (e.g., qualification of additional sites and building of additional capacity at an existing supplier), proactive management of inventories throughout the supply-to-patient delivery process; and initiatives to identify and qualify alternative sites and/or suppliers. In 2023, an alternative high-volume CMO site was approved by the U.S. FDA. The Group also acquired a sterile manufacturing facility in Raleigh, North Carolina in Q4 2023. The facility is being expanded and will become a critical hub for sterile injectable manufacturing in 2026. Despite these additional capacities and mitigating measures, if major delays, interruptions, or quality events occur at these CMOs, the delivery of products to our patients could be significantly disrupted.

Examples of risks

- Disruptions at our critical CMOs and/or at supply chain partners, including freight and logistics providers
- Inability to supply compliant-finished products in a continuous and timely manner

Management actions

- Business continuity, disaster recovery, emergency response plans, and enhanced communication protocols across the supply chain network
- Expansion at the sterile manufacturing plant in the U.S.
- Developed redundancy networks for active pharmaceutical ingredients and key materials
- Periodic risk-based reviews for critical vendors and development of a second/third-tier supplier risk analysis is underway
- Contingency plans (including qualification of alternative suppliers/providers) and management of safety stocks
- Comprehensive product quality and control processes and manufacturing performance monitoring across the supply chain network
- Ongoing monitoring of inventory levels, detailed production prioritization, and monitoring of CMO execution

Link to strategic priorities

① **Grow SUBLOCADE to > $1.5bn**

LEGAL AND INTELLECTUAL PROPERTY

Trend versus prior year



Our pharmaceutical operations, which include the use of controlled substances, are subject to a wide range of laws and regulations. Perceived or actual non-compliance with these laws and regulations can result in investigations or proceedings leading to civil or criminal sanctions, fines and/or damages, as well as reputational damages.

As a publicly traded company, we may face litigation in the U.S. or in the U.K. alleging fraud or other violations of securities laws when the market price of our shares has been volatile, even in the absence of any wrongdoing.

IP rights protecting our products may be challenged by external parties, including generic pharmaceutical manufacturers. Although we have developed patent protection for our products, including SUBLOCADE, we are exposed to the risk that courts may decide that our IP rights are invalid and/or that third parties do not infringe these rights.

The overall legal risk decreased primarily due to the settlement of all the U.S. antitrust cases with the various plaintiffs.

Risk Management continued

 Increased risk    No change   Decreased risk

LEGAL AND INTELLECTUAL PROPERTY continued

Trend versus prior year



The overall legal risk has decreased primarily due to the settlement of all the U.S. antitrust cases with the various plaintiffs.

Pharmaceutical operations carry the inherent risk of product liability claims. The Group's drugs may cause, or may be alleged or suspected to have caused, injury or dangerous drug interactions or may produce undesirable or unintended side effects. Further, we may not learn about or understand those effects until the drugs have been administered to patients for a prolonged period. An adverse judgment in a product liability suit, even if insured or eventually overturned on appeal, could generate substantial negative publicity about the Group's products and business.

In connection with the agreements entered in 2020 to resolve criminal charges and civil complaints related to SUBOXONE film, the Group has specific requirements to fulfill. The Group could be subject to penalties if it fails to fulfill the requirements within the stated agreements (for more information, see the Compliance Principal Risk on page 69). These are in addition to the Group's pre-existing obligations to comply with applicable laws and regulations associated with its U.S. pharmaceutical operations.

The Group is also a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors and retailers of opioids engaged in a longstanding practice to promote opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares, or alleging personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation (the Opioid MDL) in the U.S. District Court for the Northern District of Ohio. Nearly two thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome (NAS). As previously announced by the Group in July of 2024, pursuant to mediation, the Group, the Plaintiffs' Executive Committee in the Opioid MDL, Tribal Leadership Committee, and certain state attorneys general, reached agreement on the amount of a potential settlement. The parties, however, still must negotiate material terms and conditions of the final settlement agreement, including the ultimate timing and structure of payments and product distribution structure and scope of the release. The proposed settlement does not include private plaintiffs (for more information, see the Legal Proceedings section on page 59).

The Group is a defendant in a declined qui tam complaint that was unsealed in 2018. The complaint alleges causes of action under the Federal and State False Claims Acts and other laws related to best price issues and claims of retaliation (for more information, see the Legal Proceedings section on page 59).

The Group has been named as a defendant in numerous lawsuits alleging that SUBOXONE film was defectively designed and caused dental injury, and that the Group failed to properly warn of the risks of such injuries. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys' fees and costs (for more information, see the Legal Proceedings section on page 60).

On September 21, 2022, certain shareholders issued representative and multiparty claims against the Group in the High Court of Justice for the Business and Property Courts of England and Wales, King's Bench Division. The claims made in both the representative and multiparty actions generally allege that the Group violated the U.K. Financial Services and Markets Act 2000 (FSMA 2000) by making false or misleading statements or material omissions in public disclosures (for more information, see the Legal Proceedings section on page 59).

A class action lawsuit was filed in the U.S. District Court for the District of Eastern Virginia against the Group and its CEO, CFO, and CCO in 2024, alleging violations of certain U.S. federal securities laws (for more information, see the Legal Proceedings section on page 60).

Unfavorable outcomes in any of these legal proceedings could have a material adverse impact on the Group's business, financial condition and/or operating results (for more information, see the Legal Proceedings section on page 59).

Examples of risks

- Legal proceedings related to antitrust, state, shareholders, product liability claims, government enforcement and/or private litigation associated with our products
- Inability to obtain, maintain, and protect patents and other proprietary rights

Management actions

- Quality, patient safety, monitoring and compliance embedded in the Group's processes and culture
- Cooperation with government authorities in connection with ongoing litigations, utilizing internal and external counsel
- Settlements of cases with various plaintiffs and strategies to defend against and pursue resolution of IP claims
- Insurance coverage, financial modeling, and monitoring activities
- Ongoing active review, management and enforcement of product patents, marketing exclusivity and other IP rights

Link to strategic priorities

 **Grow SUBLOCADE to > $1.5bn**

 **Progress the Pipeline**

 Increased risk    No change   Decreased risk

COMPLIANCE

Trend versus prior year


Our Group operates globally, and the pharmaceutical industry is both highly competitive and regulated. Complying with all applicable laws and regulations, including engaging in activities that are consistent with legal and industry standards, and with our Group's Code of Conduct, are core to the Group's mission, culture, and practices. The Group has processes and procedures to comply with regulatory requirements and industry standards, including identifying, analyzing, and investigating any potential or actual violations of policy or law and, if necessary, taking appropriate remedial or corrective actions. Effective procedures and controls are necessary to provide reliable information, meet compliance requirements, and prevent and detect potential fraud and/or misconduct. Failure to comply with applicable laws and regulations may subject the Group to civil, criminal, and administrative liability, including the imposition of substantial monetary penalties, fines, and damages. Non-compliance may also result in the restructuring of the Group's operations through the imposition of compliance or integrity obligations, with a potential adverse impact on the Group's prospects, reputation, operational results, and financial condition.

Compliance with government agreements - In 2020, as part of the Group's resolution of federal criminal and civil charges related to its legacy products (for more information, see Legal Proceedings section on page 59), the Group also entered into a CIA with the U.S. Department of Health & Human Services Office of Inspector General (HHS-OIG). The CIA, requires, among other things, that the Group implement measures designed to ensure compliance with the statutes, regulations and written directives of U.S. Medicare, U.S. Medicaid, and all other U.S. Federal healthcare programs, as well as with the statutes, regulations, and written directives of the U.S. FDA. The Group is subject to additional periodic reporting and monitoring requirements related to these Agreements. The CIA expires in July 2025, provided however that certain provisions of the CIA may continue for up to 120 days after HHS-OIG's receipt of: (a) Indivior's final Annual Report or (b) any additional materials requested by HHS-OIG, whichever is later.

In addition, the CIA requires reviews by an independent review organization, a compliance expert to advise the Board in years one and three, compliance-related certifications from the Group's executives and certain Board members, and the implementation of a risk assessment and mitigation process. The CIA sets out specified monetary penalties that may be imposed on a per-day basis for failure to comply with its specified obligations. The CIA also includes specific procedures under which the Group must notify HHS-OIG if it fails to meet the CIA's requirements. In the event that HHS-OIG determines the Group to be in material breach of certain requirements of the CIA (including repeated violations or any flagrant obligations under the CIA, a failure by the Group to report a reportable event and/or take corrective action, a failure to engage and use an independent review organization, or a failure to respond to certain requests from HHS-OIG), the Group may be excluded from participating in the U.S. Federal healthcare programs. This would have a severe impact on the Group's ability to comply with the financial covenants in the Group's debt facility, maintain sufficient liquidity to fund its operations, pay off its debt facility in 2030, and generate future revenue. These outcomes would in turn impact the Group's viability.

The Resolution Agreement with the U.S. Attorney's Office for the Western District of Virginia and Consumer Protection Branch contains certain requirements. These requirements include various reporting obligations and specify that the Group's CEO must (a) certify on an annual basis that, to the best of their knowledge, after reasonable inquiry, the Group is in compliance with the U.S. Federal Food, Drug and Cosmetic Act and has not committed healthcare fraud, or (b) provide a list of all non-compliant activities and steps taken to remedy the activity. The U.S. Federal Trade Commission (FTC) Stipulated Order contains specific notice and reporting requirements over a ten-year period related to certain activities (e.g., follow-on drug product, filing of a Citizen Petition). The Group is subject to contempt prosecution if it fails to comply with any terms of the Resolution Agreement.

As part of the Group's Global Integrity & Compliance Program (I&C Program), comprehensive policies, processes, and systems have been implemented to educate, monitor, report, and embed compliance, ethics, and integrity-related matters. The Group's Chief Executive Officer is responsible for the day-to-day operation of the I&C Program, with the oversight of the Group's Board. The Group's Chief Integrity & Compliance Officer (CICO) leads the I&C Program administration, supported by a global team of compliance professionals.

U.S. listing reporting requirements - Following the U.S. listing on the Nasdaq, the Group is subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended), the Sarbanes-Oxley Act of 2002, the listing requirements of the Nasdaq Stock Market, and other applicable securities rules and regulations. The Group is subject to Section 304 of the Sarbanes-Oxley Act of 2022 effective January 1, 2024.

Risk Management continued



Increased risk | No change | Decreased risk





COMPLIANCE continued

Examples of risks

- Failure to meet the requirements of the government agreements (i.e., CIA, DOJ, and FTC)
- Non-compliance with our Code of Conduct, anti-corruption, healthcare, data privacy, or local laws and regulations across all geographies
- Inability to adequately respond to changes in laws and regulations, including data privacy
- Failure to comply with payment and reporting obligations under U.S. and foreign government programs
- Inability to meet all requirements related to a U.S. stock listing

Management actions

- Oversight, monitoring and reporting of compliance requirements with government agreements, including a management certification, and defined sub-certification process
- I&C Program and development of compliance capabilities, guided by a defined strategic plan and learnings from program operations and continuous evolution
- Engagement of compliance expert to advise the Board in years one and three of CIA
- Updated Code of Conduct promoting and upholding the ethical conduct of employees, covering: environmental and climate change; human rights; anti-bribery and corruption
- Supplier Code of Conduct defining the standards of conduct expected of the Group's suppliers
- Compliance policies and processes, including Code of Conduct and a comprehensive healthcare compliance risk assessment, and related mandatory employee training programs, including the development of healthcare compliance digital standards for the U.S.
- Confidential independent reporting process with multiple avenues for employees to report concerns (including anonymous reporting where local law permits)
- Oversight and monitoring of controls, including regional compliance committees
- Data privacy governance, management framework, and training
- Continuous review and assessment of developments in the law, applicable industry standards, and business practices
- Ongoing monitoring of controls over government pricing and reporting
- Internal processes and procedures for reporting under applicable U.S. securities rules and regulations
- Sustainability Working Group reviews and assessments of ESG regulations and reporting requirements

Link to strategic priorities



1 Grow SUBLOCADE to > $1.5bn





2 Diversify Revenue

3 Progress the Pipeline

VIABILITY STATEMENT

The Group's viability depends upon successful execution of our business strategy, with a focus on:

- continued growth of SUBLOCADE toward its potential of >$1.5bn in annual net revenue;
- diversification of net revenue, including OPVEE and net revenues outside the U.S.;
- building and progressing our new product pipeline; and
- optimizing our operating model, including management of litigation risks.

The Directors evaluate the Group's future business prospects as part of the strategic planning process. This process is led by the Chief Executive Officer through the Executive Committee and involves all relevant functions, such as R&D, manufacturing & supply chain, commercial, legal, integrity & compliance, human resources, and finance. Development of the strategic plan includes a thorough examination of the principal risks and potential actions required to manage and mitigate those risks.

The strategic plan summarizes the Group's strategic priorities, the relevant and material principal risks that could prevent the priorities from being realized, and the financial budget covering the following year. The Board reviews and approves the strategic plan, including the financial budget, which involves challenging key assumptions and risk mitigation plans.

In accordance with the U.K. Corporate Governance Code, the Directors have assessed the viability of the Group. In determining the appropriate period for assessing viability, the Directors considered:

- the Group's strategic plan;
- the impact of current and future competition, including the expected patent protection of our products;
- our ongoing legal proceedings; and
- our liquidity forecast, including the final payment of our DOJ Resolution Agreement and financial covenants under the Group's new term loan.

The Directors believe a four-year period to the end of 2028 appropriately addresses these considerations. A four-year period is consistent with the Group's prior-year viability assessments. This assessment period provides a reasonable horizon for the financial impact of these developments to be reasonably considered. Uncertainty in financial forecasts increases over the period covered by our viability assessment. The final term loan balloon payment is due approximately 22 months after the viability assessment period.

The strategic plan reflects the Directors' best estimate of the Group's future business prospects. The plan builds on our near-term expectations for 2025, including branded competition for SUBLOCADE and a reversion to observed generic analogs for SUBOXONE film in the U.S. The plan was then "stress tested", exploring the Group's resilience to the potential impacts of the principal risks set out on pages 61 to 70. This sensitivity reflects 'severe but plausible' concurrent circumstances the Group could experience, specific to commercialization risks such as:

- the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modeling a 10% decline on forecasts; and

- the risk that revenue projections outside the U.S. and for OPVEE will not meet expectations by modeling a $25m reduction in forecasts.

Having considered these risks along with the other principal risks set out on pages 61 to 70, the Directors have assessed the Group's ability to comply with the financial covenants under the Group's term loan, fulfill obligations under litigation settlements and the DOJ Resolution Agreement, make required loan amortization payments and maintain sufficient liquidity to fund its operations, pipeline investments and planned capital expenditures.

Other principal risks, set out on pages 61 to 70, were also considered. However, the above financial risks were regarded the most immediate and significant that could prevent the Group from delivering on its strategic priorities and remaining viable. Other aspects of the principal risks, including possible changes to government pharmaceutical pricing and reimbursement and further litigation, could also threaten the Group's viability in its current form. Due to their nature and/or potential impact (if they were to occur), these outcomes were not modeled because the range of reasonably possible impacts are unknown.

The stress testing showed the Group would be able to withstand the impact of the 'severe but plausible' scenario over the period of the viability assessment, with excess liquidity to absorb reasonably possible non-modeled risks. Although cuts to the Group's operating costs and planned strategic investments were not required in the scenario planning, various actions can be executed to ensure the Group's ongoing viability.

The Group's viability during the assessment period could be impacted by sensitivities discussed above which are beyond 'severe but plausible', or by impacts that are currently unknown. In the early portion of the viability period, the Directors' control over certain matters, such as the strategy to respond to and/or settle legal proceedings, including potential appeals of adverse decisions, helps mitigate risk to the Group's viability. However, over the full viability period, the Directors' ability to influence the outcome of such matters is more limited. The impacts of government pharmaceutical pricing and reimbursement changes, competition, further litigation and the development of our pipeline, may present further risks after the viability assessment period.

Based on their assessment of the Group's business prospects and viability, the Directors confirm their reasonable expectation that the Group will continue in operation and will meet its liabilities as they become due over the four-year period ending December 31, 2028.

The Strategic Report on pages 1 to 71 was approved by the Board on March 6, 2025.

By Order of the Board

Kathryn Hudson
Company Secretary

Chair's Governance Statement



Dr. David Wheadon
Chair of the Board

Dear Shareholder,

On behalf of the Board, I am pleased to introduce our Corporate Governance Report for the year ended December 31, 2024.

This is my first Governance Statement as Chair of the Board of Directors of Indivior, having been appointed to that position in January 2025. It was an honor to be appointed as Chair, following my initial appointment to the Board as an Independent Non-Executive Director in June 2024. I am proud to lead the Board and support Indivior in its mission to help change patients' lives by pioneering life-transforming treatments for opioid use disorder.

Transfer of primary listing

2024 was a milestone year for Indivior.

In June 2023, Indivior's shares were listed on the Nasdaq Global Select Market as a secondary listing. Over the course of 2023 and early 2024, the Board continued to assess the optimal listing structure for Indivior's shares and concluded that relocating Indivior's primary listing to the U.S. would further elevate Indivior's visibility and profile in its largest market and would help attract a broader group of biopharma investors.

In February 2024, we announced our intention to consult with shareholders regarding the proposed relocation of our primary listing from the U.K. to the U.S. by transferring Indivior's listing category on the Official List from a Premium Listing to a Standard Listing.

Following consultation, we announced in April 2024 our intention to seek shareholders' approval for the proposed transfer. In late May 2024, we held a General Meeting to seek shareholders' approval to transfer our primary listing from the U.K. to the U.S., and were pleased to receive support from the overwhelming majority of shareholders.

In June 2024, a year after our additional Nasdaq listing, we transferred our primary listing from the London Stock Exchange to Nasdaq. Subsequently, the U.K. Financial Conduct Authority implemented reforms to the U.K. Listing Rules and Indivior was mapped from a Standard Listing to the new Transition category.

As a consequence of the transfer of the primary listing, certain U.K. governance requirements fell away. One of these was the requirement to comply, or explain non-compliance, with the U.K. Corporate Governance Code (U.K. Code). We chose to continue to comply with the U.K. Code until December 31, 2024 on a voluntary basis and then, effective January 1, 2025, we adopted a new governance framework which now underpins and drives our governance practices. Our new framework, which reflects practices which are aligned with U.S. listed companies, supports our transition to becoming a U.S.-listed domestic filer.

As we have retained our U.K. listing as a secondary listing, we will continue to comply with certain U.K. requirements and our new governance framework is designed to meet these requirements, in addition to those in the U.S.

Throughout this process, the Board has been mindful of the importance of acting in the best interests of shareholders as a whole.

Shareholder engagement

In November 2024, Indivior's Relationship Agreement with Scopia Capital Management (Scopia), which had been in place since March 2021, was terminated as a result of Scopia's shareholding reducing below the threshold for automatic termination.

In December 2024, Indivior entered into a Relationship Agreement with Oaktree Capital Management, L.P. (Oaktree), a major shareholder in Indivior. As part of that agreement, the Company agreed to appoint additional Independent Non-Executive Directors to its Board and to take other related actions.

In March 2025, we entered into an Amended and Restated Relationship Agreement with Oaktree pursuant to which the Company agreed to reduce the maximum number of Directors on the Board from eleven to seven. As a result, seven of our Directors will be standing for re-election at our forthcoming AGM.

Further details regarding the terms of the Relationship Agreement with Oaktree made in December 2024, and the Amended and Restated Relationship Agreement made in March 2025, can be found on page 127.

Board changes and succession planning

The Board composition changed significantly in recent months.

In addition to my joining the Board in June 2024, in December 2024, we welcomed two new Independent Non-Executive Directors – Joe Ciaffoni and Robert Schriesheim.

In February 2025, we announced that Joe has been appointed as our Chief Executive Officer and will be taking over from Mark Crossley who is stepping down from the Board this year. Joe is an accomplished public company Chief Executive Officer with over 30 years of experience in pharmaceuticals and biotech, serving global and U.S. organizations of all sizes. The terms of Joe's appointment are subject to, and effective upon, the approval by shareholders of a new remuneration policy at our forthcoming AGM.

Graham Hetherington, who was appointed as an independent Non-Executive Director in 2019 and as Chair in 2020, stepped down from the Board effective December 31, 2024. Although I only worked alongside Graham for a brief period, I know the Board will wholeheartedly join me in expressing our gratitude to him for his leadership and dedication during his tenure.

Also effective December 31, 2024, Jerome Lande, a Non-Executive Director who represented Scopia, stepped down from the Board. At the same time, Ryan Preblick, our Chief Financial Officer, also stepped down from the Board. Ryan remains our Chief Financial Officer and an employee of the Company. This means that the Board now comprises one Executive Director only, which aligns our Board composition with U.S. listed company practice. I would like to express my thanks, on behalf of the Board, to both Jerome and Ryan for their significant contributions as Board members over the years.

In January 2025, Daniel Ninivaggi joined the Board. Daniel has significant public company experience as a director and executive and I am confident that we will benefit from his extensive board and operational experience as we work together to deliver value to all Indivior stakeholders.

As announced in March 2025, and in line with the Amended and Restated Relationship Agreement with Oaktree, Robert Schriesheim stepped down as an Independent Non-Executive Director.

Consistent with the Company's switch to a U.S. primary listing in 2024, Peter Bains and Jo LeCouilliard have decided not to stand for re-election at our AGM in May 2025 and will step down from the Board effective the close of the AGM. I would like to express my appreciation to Peter and Jo for their commitment to bringing needed therapeutic interventions for patients suffering from Opioid Use Disorder.

Our strong governance framework has helped us to navigate and support these significant Board changes. Our Nomination Committee has played a key role in ensuring that we have the right people in place to drive the Company's strategic success.

Culture

As a Board, we know that a strong culture underpins our success and gives us resilience during challenging times. We were pleased with the results of this year's annual employee Culture Survey which yet again exceeded the industry benchmark.

We recognize, however, that the survey is reflective of views only at a point in time and, since the survey was undertaken early in 2024, Indivior has experienced external transitory pressures. It is therefore important that, as a Board, we monitor culture on a continuous basis which we do through briefings to the Board and also in our own interactions with employees.

Looking ahead

The depth of experience, skills, and capabilities on our Board means we are well positioned to support Indivior's performance and long-term success. As a Board, our focus is to ensure management has the tools it needs to enable delivery of SUBLOCADE's peak annual net revenue potential of more than $1.5bn and to provide robust challenge to management when necessary.

I look forward to working closely with the Board and management team to leverage Indivior's deep expertise, long track record, and strong culture. As a Board, we are determined to help realize the Company's great potential and deliver value for shareholders and our wider stakeholders.

Dr. David Wheadon
Chair of the Board

March 6, 2025

Board of Directors











1

2

3

4

5

1. Dr. David Wheadon







N C S

Chair

Appointed to the Board: June 2024

Skills and experience

- Previously served as Senior Vice President of Global Regulatory Affairs, Patient Safety, and Quality Assurance at AstraZeneca Plc from December 2014 to July 2019. Prior to that, from May 2013 to December 2014, was Executive Vice President, Research and Advocacy at Juvenile Diabetes Research Foundation International Inc. and, from January 2009 to May 2013, was Senior Vice President, Scientific and Regulatory Affairs at Pharmaceutical Research and Manufacturers of America (PhRMA).
- Served as Vice President, Global Pharmaceutical Regulatory and Medical Science, and Group Vice President, Global Pharmaceutical Regulatory Affairs at Abbott Laboratories from 2005 to 2009 and held senior regulatory and clinical development leadership positions at GlaxoSmithKline Plc and Eli Lilly and Company.
- Received an MD from Johns Hopkins University School of Medicine and an AB in Biology from Harvard University. Completed postdoctoral training in Psychiatry at Tufts/New England Medical Center in Boston, Massachusetts.

Current external appointments:

- Sotera Health Company – Non-Executive Independent Director
- Vaxart, Inc. – Non-Executive Independent Director, Chair of Compensation Committee
- Seaport Therapeutics, Inc. – Non-Executive Independent Director
- ConnectiveRx – Non-Executive Independent Director
- Mount Sinai Health System – Member of the Board of Trustees

Board Committee membership key



- ◯ Committee Chair
- A Audit & Risk Committee
- C Compensation Committee
- CES Compliance, Ethics & Sustainability Committee
- N Nomination Committee
- S Science Committee











2. Mark Crossley

Chief Executive Officer

Appointed to the Board: February 2017

Skills and experience

- Appointed Chief Executive Officer in June 2020. Appointed to the Board as Chief Financial Officer in February 2017. In July 2019, took on additional responsibilities and was appointed Chief Financial & Operations Officer with oversight of the finance, information technology, manufacturing, supply, quality and procurement functions. Joined the Group in 2012 as Global Finance Director and served as Chief Strategy Officer between 2014 and 2017.
- Prior to joining Indivior, spent 13 years at Procter & Gamble in various finance leadership roles including Corporate Portfolio, Strategic and Business Planning (Female Beauty), as well as multiple roles in Corporate Treasury and its Baby Care division. Also enjoyed an eight-year career with various operational and staff assignments in the United States Coast Guard.
- Has a wealth of financial and pharmaceutical industry experience and knowledge. Mark's extensive career experience across multiple disciplines covering strategy, finance, information technology and systems, treasury, supply and procurement allows him to bring a valuable perspective to the Board. This, complemented with an understanding of the risks and opportunities within the pharmaceutical industry, is highly valued by the Board.
- Graduated from the United States Coast Guard Academy with a BS in Management and Economics, and from Boston College with an MBA.

Current external appointments

- None

3. Peter Bains









S C N

Independent Non-Executive Director

Appointed to the Board: August 2019

Skills and experience

- Over 30 years of experience in the pharmaceutical and biotechnology industries, including a 23-year career at GlaxoSmithKline holding numerous senior operational and strategic roles. Also served as the Representative Executive Officer and Chief Executive Officer of Sosei Group Corporation, a Tokyo listed biotech company, and Chief Executive Officer of Syngene International, which he successfully took public on the Mumbai Exchanges in 2015.
- Background provides international experience and a deep commercial understanding of sustained delivery coupled with investment appraisal and contracting. The Board values Peter's experience in understanding the risks and opportunities present in these industries.
- Holds a BSc (Combined Honours) in Physiology/Zoology from Sheffield University.

Current external appointments:

- Apterna Limited: Non-Executive Director
- Biocon Limited: Group CEO (non-Board appointment, formerly Non-Executive Director)
- ILC Therapeutics Limited: Non-Executive Chair
- MiNA Therapeutics Limited: Non-Executive Director

4. Joe Ciaffoni



N

Independent Non-Executive Director

Appointed to the Board: December 2024

Skills and experience

- An accomplished public company Chief Executive Officer with 30+ years of experience in pharmaceuticals and biotech, serving global and U.S. organizations of all sizes. A track record of success at the intersection of strategy and operations across diverse models and therapeutic areas spanning specialty, rare disease, mass market and hospital.
- Most recently served as President and CEO of Collegium Pharmaceutical and has prior experience at Endo International (President of U.S. Branded Pharmaceuticals), Biogen (SVP, Global Specialty Medicines Group; U.S. Commercial), Shionogi Inc. (COO), Schering-Plough, Sanofi and Novartis.
- Received an MBA and a BA from Rutgers University.

Current external appointments

- None

5. Dr. Keith Humphreys







CES N S

Independent Non-Executive Director

Appointed to the Board: November 2023

Skills and experience

- Over 30 years of experience in the field of clinical psychology and substance use disorders.
- Previously a Senior Policy Advisor in the White House Office of National Drug Control Policy in the Obama Administration.
- Awarded an OBE in September 2022 for services to science and policy on addiction.
- Holds a BA in Psychology from Michigan State University and an AM in Clinical/Community Psychology and PhD in Psychology from the University of Illinois.

Current external appointments:

- Department of Psychiatry and Behavioral Sciences, Stanford University – Esther Ting Memorial Professor
- Institute of Psychiatry King's College, London – Honorary Professor of Psychiatry











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8

9

10

6. Jo LeCouilliard

C A N

Independent Non-Executive Director Designated Non-Executive Director for Workforce Engagement

Appointed to the Board: March 2021

Skills and experience

- Healthcare industry veteran with over 25 years of healthcare management experience gained in Europe, the U.S. and Asia. Much of Jo's career has been in pharmaceuticals at GlaxoSmithKline where, amongst other roles, she headed the U.S. vaccines business and Asia Pacific Pharmaceuticals business and led a program to modernize the commercial model. Prior to GlaxoSmithKline, was Chief Operating Officer at BMI Healthcare.
- Previously a Non-Executive Director and Chair of the Audit & Risk Committee at NIOX Group PLC, Non-Executive Chair and Chair of the Nomination Committee at Alliance Pharma plc and a Non-Executive Director at Frimley Park NHS Foundation Trust in the U.K., Cello Health PLC and at the Duke NUS Medical School in Singapore.
- Chartered Accountant holding an ACA from the Institute of Chartered Accountants and a Masters in Natural Sciences from the University of Cambridge.

Current external appointments:

- Recordati S.p.A. – Non-Executive Director, Chair of Remuneration & Nominations Committee
- Washington Topco Limited (holding company of GlobalData Healthcare, U.K.) – Board Director

7. Daniel Ninivaggi

N

Independent Non-Executive Director

Appointed to the Board: January 2025

Skills and experience

- Significant public company experience as a director and executive with a strong background in operations and capital allocation, as well as legal and finance expertise.
- Previously served as Chief Executive Officer and subsequently Executive Chairman of Lordstown Motors Corp, Chief Executive Officer of Icahn Automotive Group LLC, Co-Chief Executive Officer and Co-Chairman of Federal-Mogul Holdings Corp and President and Chief Executive Officer of Icahn Enterprises L.P. Prior to that, held various senior executive positions at Lear Corporation and was a partner specializing in corporate law at Winston & Strawn LLP.
- Has been a director of numerous public and private companies, including Garrett Motion Inc., Lordstown Motors Corp., Hertz Global Holdings Inc., Navistar International Corporation, Icahn Enterprises G.P. Inc. (the general partner of Icahn Enterprises), CVR Energy Inc., XO Holdings, Tropicana Entertainment Inc., Motorola Mobility Holdings Inc., and CIT Group, Inc.
- Holds a BA from Columbia University, an MBA from the University of Chicago Graduate School of Business, and a JD degree (with distinction) from Stanford University School of Law

Current external appointments

- Garret Motion Inc. – Chairman of the Board and Chair of Finance Committee
- Metalsa S.A. – Management Executive Committee (non-public company)

8. Barbara Ryan

A C N S

Independent Non-Executive Director

Appointed to the Board: June 2022

Skills and experience

- Previously a Wall Street sell-side research analyst covering the U.S. Large Cap Pharmaceutical industry for more than 30 years before founding Barbara Ryan Advisors, a capital markets and communications firm, in 2012.
- Founder of Fabulous Pharma Females, a non-profit organization whose mission is to advance women in the biopharmaceutical industry. Currently a Senior Advisor at Ernst & Young (a part-time role).
- Has deep experience in equity and debt financings, M&A, valuation, SEC reporting, financial analysis and corporate strategy across a broad range of life sciences companies.

Current external appointments:

- Azitra, Inc. – Board Member, Chair of Compensation Committee
- INVO Bioscience, Inc. – Non-Executive Director
- MiNK Therapeutics, Inc. – Non-Executive Director, Chair of Audit Committee
- Safecor Health, LLC – Board Member (non-public company)

9. Mark Stejbach

CES A N S

Independent Non-Executive Director Designated Non-Executive Director for Workforce Engagement

Appointed to the Board: March 2021

Skills and experience

- Over 30 years of experience in biotechnology and pharmaceuticals, including senior roles in a broad range of commercial functions including marketing, sales, economic affairs, managed care and finance.
- Previously served as Senior Vice President and Chief Commercial Officer at Alkermes plc, a publicly traded global biopharmaceutical company focused on development and commercialization of addiction and schizophrenia treatments. Also served as Senior Commercial Advisor at EIP Pharma Inc. and Chief Commercial Officer at Tengion, Inc.
- Previously a Non-Executive Director of Flexion Therapeutics, Inc.
- Holds an MBA from the Wharton School, University of Pennsylvania and a BS in Mathematics from Virginia Tech.

Current external appointments:

- Nirsum Laboratories, Inc. – Non-Executive Director

10. Juliet Thompson

A CES N

Lead Independent Director

Appointed to the Board: March 2021

Skills and experience

- Over 30 years of finance, banking and board experience with significant focus on the healthcare sector. A proven FTSE 250 audit chair and a former investment banker who has spent her career advising pharmaceutical and biotech companies. Played a leading role in setting up Code Securities, which was later acquired by Nomura (becoming Nomura Code). At Nomura Code, was a member of the Board and head of corporate finance, and as Managing Director worked on over 50 transactions including IPOs, secondary offerings, private placements and M&A. From Nomura Code, joined Stifel to head up the life sciences and clean tech teams.
- Previously a Non-Executive Director of Vectura plc and GI Dynamics.
- Holds a BSc in Economics from the University of Bristol and qualified as a Chartered Accountant and holds an ACA from the Association of Chartered Certified Accountants.

Current external appointments:

- ANGLE plc – Non-Executive Director, Chair of Audit Committee
- Novacyt S.A. – Non-Executive Director, Chair of Audit Committee
- OrganOx Limited – Non-Executive Director, Chair of Audit Committee

Executive Committee


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3


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5


6

1. Mark Crossley

D C S

Chief Executive Officer

See biography on page 74.

2. Ryan Preblick

D C S M

Chief Financial Officer

Skills and experience
- Served in a financial leadership capacity since joining Indivior in 2012
- Wealth of financial and pharmaceutical industry knowledge and experience across multiple disciplines
- BS in finance from Penn State University and MBA from the University of Richmond

Key previous roles
- Indivior: Executive Director (November 2020 to December 2024)
- Indivior: Senior Vice President, Global Finance and Commercial Operations
- Indivior: Vice President, U.S. Finance
- Indivior: U.S. Commercial Controller
- Altria Corporation (formerly Phillip Morris): Senior Manager Financial Planning & Analysis
- Honeywell International: Corporate Finance

3. Jeff Burris

D C S M

Chief Legal Officer

Skills and experience
- 25+ years
- Over 16 years as head of the legal function at various life sciences companies

Key previous roles
- Azurity Pharmaceuticals: Vice President, General Counsel, Chief Compliance Officer and Secretary
- Alimera Sciences: Vice President, General Counsel, Chief Compliance Officer and Secretary
- CryoLife (now known as Artivion): Vice President, General Counsel and Chief Compliance Officer
- University of Chicago Law School: JD

4. Cindy Cetani

D C S

Chief Integrity and Compliance Officer

Skills and experience
- 35+ years
- Certification: Leading Professional in Ethics and Compliance (LPEC)

Key previous roles
- Novartis Pharmaceuticals Corp.: Chief Compliance Officer and U.S. Country Compliance Head
- Novartis International AG: Head of Compliance Operations, Group Integrity & Compliance
- Pharmacia Corp.: Director of Operations, Managed Markets
- Prudential Healthcare: Manager, Advertising Compliance
- U.S. Life: Assistant Vice President, Commissions and Compensation

5. Angela Colon-Mahoney

D C S

Chief Human Resources Officer

Skills and experience
- 20+ years
- Master of Science in organisation change management

Key previous roles
- Otsuka Pharmaceuticals: Chief Human Resources Officer
- The Estée Lauder Companies: Global Human Resources Leader
- Tyco International: Global Talent and Human Resources Leader
- Mercer Delta: Organisation Development Consultant
- Unilever: Human Resources Business Partner and Talent Specialist

6. Christian Heidbreder

D C S M

Chief Scientific Officer

Skills and experience
- 30 years' leadership in neurosciences
- 450+ publications
- Affiliate Professor, Dept. of Pharmacology & Toxicology of the VCU School of Medicine
- Member of the National Advisory Council on Drug Abuse
- Member of the Helping to End Addiction Long-term (HEAL) Multi-Disciplinary Working Group

Key previous roles
- Reckitt Benckiser Pharmaceuticals Inc.: Global R&D Director
- Altria: Health Sciences
- GlaxoSmithKline: R&D Centre of Excellence for Drug Discovery in Psychiatry
- SmithKline Beecham: R&D Neuroscience
- Swiss Federal Institute of Technology (ETH): Biology
- National Institute on Drug Abuse: Intramural Research Program
- University of Louvain: Psychopharmacology






Executive Committee membership key

C Compliance Committee

D SEC Disclosure Committee

S Sustainability Committee

M U.K. MAR Disclosure Committee

7. Kathryn Hudson
Company Secretary   D C S M

Skills and experience
- 20+ years of experience as a Company Secretary and Chartered Governance Professional
- Fellow of the Chartered Governance Institute

Key previous roles
- Kingfisher plc: Company Secretary
- Burberry Group plc: Deputy Company Secretary
- ICAP plc: Deputy Company Secretary

8. Vishal Kalia
Chief Impact and Strategy Officer   D C S

Skills and experience
- 20+ years of global experience across multiple industries
- 10+ award-winning campaigns; initiated, launched and managed several multi-billion-dollar brands
- Masters degree in international marketing management

Key previous roles
- Indivior: Senior Vice President, U.S. Commercial Access
- Indivior: Business Unit Head, U.S. Addiction Sciences
- Indivior: U.S. Marketing and New Asset Commercialization Head
- Reckitt Benckiser: Regional Marketing Director, Turkey
- Reckitt Benckiser: Global Brand Director, NA, Europe

9. Richard Simkin
Chief Commercial Officer   D C S M

Skills and experience
- 20+ years

Key previous roles
- Reckitt Benckiser Pharmaceuticals Inc.: President, North America
- Reckitt Benckiser: General Manager Portugal
- Reckitt Benckiser: Marketing Director U.K. Healthcare
- Reckitt Benckiser: two global category roles and a number of general management positions

10. Hillel West
Chief Manufacturing and Supply Officer   D C S

Skills and experience
- 25+ years

Key previous roles
- Teva Pharmaceuticals: VP, Integration & Separation Management
- Teva Pharmaceuticals: Exec. Director, Head of Specialty Medicines Supply Chain
- Teva Pharmaceuticals: Exec. Director, Global Supply Chain and Operations Strategy
- PwC Consulting Europe: Head of Supply Chain Strategy, Emerging Markets
- PwC Consulting U.S.: Senior Director, Supply Chain Transformation


Corporate Governance

Corporate governance statement

In May 2024, the Company obtained shareholder approval to transfer its listing category on the Official List of the U.K. Financial Conduct Authority (FCA) and on the Main Market of the London Stock Exchange (LSE) from the "Premium Listing (commercial company)" category to the "Standard Listing (shares)" category (Listing Transfer). The Listing Transfer took effect on June 27, 2024, and this enabled the orderly process to relocate the Company's primary listing from the U.K. to the U.S. on that date. On July 29, 2024, the FCA implemented a series of reforms to its U.K. Listing Rules which removed the "premium" and "standard" listing categories and introduced new categories in their place. As a result, the Company was mapped to a new "Equity Shares (Transition)" category on that date.

U.K. Corporate Governance Code

From January 1, 2024 to the Listing Transfer on June 27, 2024, as a premium listed company, Indivior was required to apply the principles and comply or explain non-compliance with the provisions of the U.K. Corporate Governance Code 2018 (U.K. Code). The U.K. Code, published by the U.K. Financial Reporting Council (FRC), sets out the standards of good practice in relation to board leadership and company purpose; division of responsibilities; composition, succession and evaluation; audit, risk and internal control; and remuneration.

As a result of the Listing Transfer on June 27, 2024, the requirement to apply the U.K. Code principles and comply or explain non-compliance with its provisions fell away. However, notwithstanding this, the Company chose to continue to apply the U.K. Code on a voluntary basis during the period from June 28, 2024 to December 31, 2024. From January 1, 2024 to June 27, 2024, when the Company was required to apply the U.K. Code, it was in full compliance with the U.K. Code provisions.

For the purpose of Rules 7.2.1 to 7.2.3 of the FCA Disclosure Guidance and Transparency Rules, the Company was subject to the U.K. Code from January 1, 2024 to June 27, 2024 and voluntarily applied the U.K. Code from June 28, 2024 to December 31, 2024. The U.K. Code is available on the FRC's website at www.frc.org.uk.

New governance framework

Following the Listing Transfer and the changes to the Company's listing category in the U.K. as described above, during the year the Board undertook a comprehensive review of its governance framework to ensure it supports the Company as it continues its transition to the requirements of a U.S.-listed domestic filer, while also meeting the requirements of an "Equity Shares (Transition)" issuer in the U.K.

Pursuant to that review, effective January 1, 2025, the Board adopted new Corporate Governance Guidelines which describe the principles and practices the Board will follow in carrying out its responsibilities. In addition, each Board Committee's Terms of Reference was replaced by a U.S.-style Charter. To further align with U.S. practices, the Remuneration Committee changed its name to the Compensation Committee and the Senior Independent Director was re-designated the Lead Independent Director. These changes are designed to meet the governance expectations and requirements to which a U.S.-listed domestic filer is expected to adhere. The new Corporate Governance Guidelines and Board Committee Charters are available at www.indivior.com.

Board leadership and company purpose

Role of the Board

The primary role of the Board is to lead Indivior in a way that promotes its long-term sustainable success for the benefit of all its stakeholders, creating value for shareholders and contributing to wider society. The Board provides strategic leadership and oversight of the Group's operations, either directly or through the work of its principal Committees, within a framework of prudent and effective controls. It has ultimate responsibility for the supervision and monitoring of the Group's governance, principal risks, and control framework. The Board is responsible for setting the long-term business strategy and establishing Indivior's purpose, vision and values, which together underpin the culture of the business.

The Board is responsible for ensuring there is a robust and transparent governance framework in place. This framework defines the responsibilities and accountabilities of Board members, both collectively and individually, as well as those of the principal Committees established by the Board to support its leadership and oversight role.

Chair
The Chair leads the Board and is responsible for ensuring its overall effectiveness. The Chair works with the Chief Executive Officer and the Company Secretary to set the Board's agenda and ensure that all Directors receive timely and clear information. The Chair also works closely with the Lead Independent Director and the Non-Executive Directors. A part of each Board meeting is reserved for a private session of the Chair and the Non-Executive Directors.

Chief Executive Officer
The Chief Executive Officer has delegated responsibility from the Board for the day-to-day leadership of the business. He is supported in this role by the Executive Committee.

Lead Independent Director
The Lead Independent Director acts as a sounding board for the Chair and can be an intermediary for the other Directors and shareholders when required. She leads the other Non-Executive Directors in the annual performance evaluation of the Chair.

Non-Executive Directors
Through their broad range of skills and experience, the Non-Executive Directors bring judgment, oversight, and constructive challenge to the Executive Directors, holding their performance to account against agreed performance objectives.

Company Secretary
The Company Secretary ensures that the Board receives appropriate and timely information and provides advice and support to the Chair, Board, and senior management on regulatory and governance matters.

Principal Board Committees

Audit & Risk Committee
Oversight of financial reporting, audit, and risk.

Compensation Committee **C**
Oversight of the link of reward to strategy.

Compliance, Ethics & Sustainability Committee **CES**
Oversight of the Group's Global Integrity & Compliance Program and approach to ethical, responsible, and sustainable conduct.

Nomination Committee **N**
Oversight of Board and Committee composition and succession planning.

Science Committee **S**
Oversight of R&D strategy and pipeline development.

Executive Committees

Executive Committee **E**
Comprises key functional leaders from the business and is chaired by the Chief Executive Officer.

Meets monthly and its purpose is to assist the Chief Executive Officer in discharging his duties and to have oversight of the implementation of the Group's strategic plan.

Biographical details of the members of the Executive Committee are on pages 76 to 77.

Compliance Committee **C**
Comprises all members of the Executive Committee and is chaired by the Chief Integrity and Compliance Officer.

Meets monthly and is responsible for overseeing compliance with applicable laws and rules and regulations related to certain Indivior business operations. The Committee has oversight of the Group's Global Integrity & Compliance Program.

SEC Disclosure Committee **D**
Comprises key functional leaders, including, but not limited to, representation from finance, investor relations, and legal functions.

Meets as necessary and assists the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibility for oversight of the accuracy and timeliness of disclosures made by the Company to the U.S. Securities and Exchange Commission.

U.K. MAR Disclosure Committee **M**
Comprises the Chief Financial Officer, the Chief Commercial Officer, the Chief Legal Officer, the Chief Scientific Officer, and the Company Secretary and is chaired by the Chief Financial Officer.

Meets as necessary and oversees disclosures in accordance with the U.K. Market Abuse Regulation and the FCA's Disclosure Guidance and Transparency Rules.

Sustainability Committee **E**
Comprises all members of the Executive Committee and is co-chaired by the Chief Strategy and Operating Officer and Chief Manufacturing and Supply Officer.

Meets quarterly and has responsibility for the development, implementation and monitoring of the Group's sustainability strategy.


Corporate Governance continued

Matters reserved for the Board

The Board has a schedule of matters specifically reserved for its decision-making and approval which is regularly reviewed. The key areas reserved to the Board include:

Purpose, values, and culture	• Establish the Group's purpose, values, and strategy and satisfy itself that these are aligned with the Group's culture. • Assess and monitor the Group's culture.
Strategy and risk assessment	• Determine the Group's overarching strategy. • Determine the nature and extent of the principal risks the Group is willing to take in order to achieve its long-term strategic objectives. • Carry out a robust assessment of the Group's principal and emerging risks and opportunities.
Operational and financial management	• Approval of annual budget and corporate plans. • Approval of the Company's dividend policy. • Approval of any increase in, or significant variation in, the terms of the borrowing facilities of the Group. • Approval of major capital projects, acquisitions or divestments. • Approval of capital expenditure projects outside the scope of the approved annual budgets and plans.
Financial reporting and internal controls	• Approval of annual, half-yearly, and quarterly financial reports and the reports included therein. • Ensure the maintenance of a sound system of internal control and risk management.
Board composition and succession planning	• Review the structure, size, and composition of the Board and its Committees. • Consider recommendations from the Nomination Committee regarding appointments to the Board and its Committees. • Consider reports from the Nomination Committee regarding Non-Executive and Executive succession plans.
Governance and compliance	• Undertake a formal and rigorous annual review of the Board's performance and that of its Committees and individual Directors. • Approval of Directors' conflicts of interest. • Oversee the Group's Global Integrity & Compliance Program.
Ethics & sustainability	• Review the Group's confidential reporting hotline facility (EthicsLine) and ensure that arrangements are in place for investigations and follow-up action.
Stakeholder engagement	• Establish an effective method for gathering the views of the Group's workforce and keep this mechanism under review. • Consider the interests of the Group's shareholders and other key stakeholders in its discussions and decision-making.

Board and Committee attendance

Directors are expected to attend all Board meetings, other than in exceptional circumstances. The Board met seven times during the year in accordance with its scheduled meeting calendar. Of these meetings, five were held in person (three in the U.S. and two in the U.K.) and two by video conference. In addition, the Board met a further 17 times by video conference to consider other matters, including preliminary financial results, the transfer of the Company's primary listing to Nasdaq, the strategic viability of PERSERIS, updates to FY 2024 guidance, the share buyback program, engagement with Oaktree, the relationship agreement with Scopia, the appointment of new Non-Executive Directors, and the Group's opioid multi-district litigation and Healthcare Services Corp (HCSC) litigation.

Board and Committee attendance 2024

	Independent	Date appointed to the Board	Board	Audit & Risk	Compensation[1]	Compliance, Ethics & Sustainability	Nomination	Science
Peter Bains	Yes	August 2019	24/24	–	5/5	–	6/6	3/3
Joe Ciaffoni[2]	Yes	December 2024	–	–	–	–	–	–
Mark Crossley	n/a	February 2017	23/24[3]	–	–	–	–	–
Dr. Keith Humphreys	Yes	November 2023	21/24[10]	–	–	4/4	5/6[11]	3/3
Jo LeCouilliard	Yes	March 2021	22/24[10]	6/6	5/5	–	6/6	–
Barbara Ryan	Yes	June 2022	24/24	6/6	5/5	–	6/6	2/3[13]
Mark Stejbach	Yes	March 2021	21/24[10]	6/6	–	4/4	6/6	3/3
Juliet Thompson	Yes	March 2021	22/24[10]	6/6	–	3/4[12]	6/6	–
Dr. David Wheadon[4]	Yes	June 2024	16/18[10]	–	3/3	–	5/5	2/2
Retired Directors								
Graham Hetherington[5]	n/a	November 2019	19/24	–	4/5	3/4	2/6	–
Jerome Lande[6]	n/a	March 2021	22/24[10]	–	–	3/4	1/1	–
Dr. A. Thomas McLellan[7]	n/a	November 2014	1/1	–	–	0/1	0/1	-
Ryan Preblick[8]	n/a	November 2020	22/24	–	–	–	–	–
Robert Schriesheim[9]	n/a	December 2024	–	–	–	–	–	–

1. On January 1, 2025 the Remuneration Committee was renamed the Compensation Committee.
2. Joe Ciaffoni was appointed an Independent Non-Executive Director and a member of the Nomination Committee on December 16, 2024.
3. Mark Crossley did not attend one Board meeting as he had an interest in the matter being discussed.
4. Dr. David Wheadon was appointed an Independent Non-Executive Director and a member of the Nomination, Compensation, and Science Committees on June 1, 2024. He was appointed Chair of the Board on January 27, 2025.
5. Graham Hetherington stepped down from the Board as Chair on December 31, 2024. He did not attend five Board meetings for personal reasons.
6. Jerome Lande stepped down as a member of the Nomination Committee on May 31, 2024 and retired from the Board as a Non-Executive Director on December 31, 2024. He was unable to attend a Compliance, Ethics & Sustainability Committee meeting due to a conflicting appointment.
7. Dr. A. Thomas McLellan retired as a Non-Executive Director on February 29, 2024. He was unable to attend a Compliance, Ethics & Sustainability Committee meeting and a Nomination Committee meeting due to attendance at international policy discussions on the development of treatment for Opioid Use Disorder.
8. Ryan Preblick stepped down from the Board as an Executive Director on December 31, 2024. He did not attend two Board meetings as he had interest in the matters being discussed.
9. Robert Schriesheim was appointed an Independent Non-Executive Director and a member of the Nomination Committee on December 16, 2024. He stepped down from the Board on March 2, 2025.
10. Non-Executive Directors attended all scheduled Board meetings. Non-attendance relates to those Non-Executive Directors who were unable to attend ad hoc Board meetings which were called at short notice. In these cases, Non-Executive Directors were given the opportunity to discuss the subject matter with the Chair ahead of the meetings and provide their feedback for consideration. In addition, Jerome Lande was unable to attend a Board meeting as he had an interest in the matter being discussed.
11. Dr. Keith Humphreys was unable to attend a Nomination Committee meeting which was called at short notice due to a prior commitment.
12. Juliet Thompson was unable to attend a Compliance, Ethics & Sustainability Committee meeting due to a conflicting appointment.
13. Barbara Ryan was unable to attend a Science Committee meeting due to a conflicting appointment.

Corporate Governance continued

Providing strategic leadership

Our four strategic priorities provide the backdrop against which every item of business is considered, and every decision is made, by the Board.



Our four strategic priorities for value creation:

1. Grow SUBLOCADE >$1.5bn

2. Diversify Revenue

3. Progress the Pipeline

4. Optimize Our Operating Model

2024 Annual strategy day

In September 2024, the Board held its annual strategy day. Ahead of this, Directors were asked to share their perspectives to help shape and focus the agenda through individual "Seek the Wisdom" sessions with the Chief Strategy and Operating Officer.



1 Attendees

All Directors were in attendance for the annual strategy day discussions. Executive Committee members, other senior leaders and a physician attended for parts of the session as appropriate.



2 What the Board considered

The focus of the day was to undertake a deep dive into Indivior's strategy, including capital allocation choices and priorities for the year ahead. The session also provided an opportunity for the Board to reflect upon the Group's recent performance, leadership, and investor perspectives.

The Board began by revisiting the output of its 2023 strategy day where it had been agreed that the drive towards the goal of SUBLOCADE net revenues of >$1.5bn remained a key priority.

The Board considered the 2023 strategy day output in the context of the current environment – including the significant gaps in OUD treatment and opportunities in the LAI category. The Board also considered the investments required to expand into SUD adjacencies, the current SUBLOCADE headwinds and the disappointing study results of AEF0117 in participants with CUD.

Following these considerations, the Board considered an in-depth analysis from management on the external transitory pressures impacting SUBLOCADE's performance including Medicaid patient reductions, a cyberattack on a major medical claims processor, and a changed market backdrop, with a new competitor to SUBLOCADE in the U.S. market. Notwithstanding these pressures, management remained firm in its conviction that SUBLOCADE had a differentiated and optimal profile for OUD patients and believed that it would best meet the increasing challenges that synthetic opioids were presenting to OUD patients and treatment providers.

In the context of the above, management's recommendation was to narrow the focus to OUD and to reinvest further behind SUBLOCADE to reignite its growth trajectory.



3 Outcomes

The Chair and Non-Executive Directors held a private session without the Executive Directors to consider management's proposed strategy. The Chair and Non-Executive Directors confirmed their alignment with management's view that the Group's strategy be streamlined to focus on the core opportunities in OUD treatment.

The Board confirmed its alignment with the investments to fuel SUBLOCADE's growth in 2025, noting that these would be funded through a cost-optimization program.

Principal activities undertaken by the Board in 2024

The Directors consider that they met sufficiently frequently to enable them to discharge their duties effectively. Details of the principal matters discussed and decisions made during the year are shown in the following table.

Consideration of all of the Group's stakeholders is an integral part of the Board's decision-making and is predicated on discussions held with stakeholders. Further information on the Group's engagement with stakeholders can be found in the Strategic Report on pages 24 to 30.

Matters considered	Board action
Purpose, values, and culture	• The Board reviewed and discussed the results of the 2024 employee Culture Survey. The Chief Human Resources Officer attended the July Board meeting to provide insights from the survey. Further information can be found on page 85. • Jo LeCouilliard and Mark Stejbach, Non-Executive Directors with responsibility for Workforce Engagement, provided feedback to the Board on an employee engagement event they led with members of the Culture Champions Network at the Company's Richmond headquarters. Further information can be found on page 86. • Juliet Thompson and Jo LeCouilliard, Lead Independent Director and Non-Executive Director respectively, briefed the Board on their visit to the Company's Fine Chemical Plant and R&D facilities in Hull, U.K.
Strategy and risk assessment	• The Board held a strategy day session in September 2024. Further information can be found on page 82. • The Board reviewed various strategic options for PERSERIS, ultimately concluding that there was no longer a path forward that was financially viable. As a result, the Board agreed to cease all promotion and marketing support activities relating to PERSERIS. Further information can be found in note 29 of the Notes to the Group financial statements on page 178. • The Board received a comprehensive presentation on cybersecurity including an update from an external cybersecurity expert on industry cyber risks and current cyber threats to Indivior, particularly in relation to artificial intelligence risks, ransomware attacks, and third party/vendor attacks. The Board reviewed the results of an external cybersecurity assessment of Indivior which indicated that Indivior was operating at a high level and was advanced in its cybersecurity posture compared to the industry at large and there had been no material cybersecurity incidents involving Indivior's assets. In addition, the Board received an overview of the Group's cybersecurity strategy. • The Board initiated a consultation with shareholders on the proposed transfer of the Company's primary listing from the U.K. to the U.S. Following consultation feedback, the Board considered the optimal timing for the transfer and the likely impact of the transfer in the short and longer term, and reviewed and monitored the Company's preparedness for the transfer. The Board agreed to seek shareholder approval for the transfer at a general meeting in May 2024. The Board also received regular updates on the FCA's proposed reforms to its Listing Rules and the impact of the implementation of these reforms on the transfer of primary listing. • The Board approved the entry into mediation discussions and a proposed settlement agreement with end payor plaintiffs in the Health Care Services Corp (HCSC) consolidated cases. • The Board reviewed, with counsel, the Group's litigation and legal strategy. • The Board undertook a robust assessment of the Company's emerging and principal risks. **❯** **Further information regarding the Group's approach to risk management, including the management of its principal and emerging risks, can be found on pages 61 to 70**
Financial and operational performance	• The Board received an update on the operational performance of the business at each scheduled meeting. In particular, the Board received regular updates on, and analyzed, the financial performance of SUBLOCADE. • The Board reviewed the Group's use of capital and approved the implementation of a further $100m share repurchase program, which commenced in August 2024, following completion of the share repurchase program which had commenced in November 2023. Further information can be found in Note 23 to the Group financial statements on page 174. • The Board approved the $400m refinancing of Indivior's credit facility. Further information can be found in Note 17 to the Group financial statements on page 166.


Corporate Governance continued

Matters considered	Board action
Financial reporting and internal controls	• The Board reviewed and approved the FY 2023 preliminary announcement, the Q1 2024 results announcement, the 2023 Annual Report and Accounts, the 2024 half-year results announcement and the Q3 2024 results announcement. • On the recommendation of the Audit & Risk Committee, the Board agreed to recommend the re-appointment of PricewaterhouseCoopers LLP (PwC) as the External Auditor. • Supported by the Audit & Risk and Disclosure Committees, the Board reviewed the 2023 Annual Report and Accounts and concluded that, when taken as a whole, it is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Group's position, performance, business model and strategy. The Board noted the Audit & Risk Committee's review of the going concern assumption and Viability Statement and considered it appropriate to adopt the going concern basis of accounting in the preparation of the financial statements. The Board approved the Viability Statement which can be found on page 71. The Statement of Directors' Responsibilities can be found on page 129. • Supported by the Audit & Risk and Disclosure Committees, the Board reviewed and approved the Annual Report on Form 20-F. • All matters discussed by the Audit & Risk Committee were summarized to the Board for consideration or approval. Further information regarding the work of the Audit & Risk Committee, including its review of the effectiveness of internal control and risk management systems and any significant internal audit findings in 2024, can be found on pages 90 to 97.
Board composition and succession planning	• The Board approved the appointment of Dr. David Wheadon as an Independent Non-Executive Director effective June 1, 2024. David was also appointed as a member of the Nomination, Compensation and Science Committees. • Following engagement with Oaktree, the Company agreed to appoint additional Non-Executive Directors to the Board. Joe Ciaffoni and Robert Schriesheim were appointed as Independent Non-Executive Directors on December 16, 2024. Both Robert and Joe were also appointed as members of the Nomination Committee. In addition, effective December 31, 2024, Ryan Preblick stepped down as an Executive Director whilst remaining as CFO. This change aligns the Board composition with U.S. listed company practice. • The Board, through the Nomination Committee, commenced a comprehensive search process to identify a successor to the Chair, Graham Hetherington, following his decision to retire from the Board at the end of 2024.
Governance and compliance	• The Chief Integrity and Compliance Officer attended two Board meetings to give a detailed update and answer questions on the continued progress of the Group's Global Integrity & Compliance Program. • The Board approved the submission of the Annual Board of Directors' Resolution as required by the U.S. Department of Justice (DOJ) Resolution Agreement. • The Board received refresher training on the expectations and indicia of an effective compliance program. The training also provided a reminder of the Board's obligations under Indivior's government agreements. • The Board approved the adoption of new Corporate Governance Guidelines and new Charters for the Audit & Risk, Compensation, Compliance, Ethics & Sustainability, Nomination and Science Committees, all effective from January 1, 2025.
Ethics and sustainability	• The Board received updates from the Compliance, Ethics & Sustainability Committee on the work being undertaken by that Committee. • The Board reviewed and approved the Group's Modern Slavery Statement, a copy of which can be found at www.indivior.com. • The Board approved a new Group Code of Conduct, designed to be more principles-based and interactive than the previous Code. • The Board reviewed and approved the disclosures against the TCFD framework for inclusion in the 2023 Annual Report. Please refer to the Task Force on Climate-related Financial Disclosures within the "Managing Indivior's Business Responsibly" section on pages 46 to 49 for more information on activities during 2024.
Stakeholder engagement	• The Board held an in-person "patient conversation" with a patient who provided an overview of his personal journey to recovery from OUD, achieved through treatment and counseling. He shared his perspectives regarding recovery and responded to questions posed by the Directors. • The Board met with a physician experienced in treating OUD who shared her approach to, and experiences of, treating OUD patients. The physician responded to questions posed by the Directors. • The Chief Executive Officer and Chief Financial Officer provided an update on feedback from investors following each quarterly results announcement and generally throughout the year. • The Board was kept abreast of the views of shareholders during the year by management and presentations from the Group's brokers and sell-side analysts. The Board engaged with shareholders during the year and entered into a Relationship Agreement with one of its largest shareholders, Oaktree, which included agreement to make certain changes to the Board's composition as described above.



Our Guiding Principles

 **Focus on patient needs to drive decisions**

 **Seek the wisdom of the team**

 **Believe that people's actions are well-intended**

 **Care enough to coach**

 **See it, own it, make it happen**

 **Demonstrate honesty and integrity at all times**

Our culture

It is critical to Indivior's strategy and long-term success that there is a culture and set of values that are widely understood and that guide the organization in everything it does, and indeed the Group's culture is considered one of its key strengths. Our culture, driven by our Guiding Principles, puts our purpose into action. Our Guiding Principles shape our decision-making process and provide a blueprint for all our activities. We strive to cultivate a culture of integrity and commit to high standards of governance, while putting the needs of our patients front and center.

The Board has responsibility for assessing, embedding, and monitoring the culture of the Group and ensuring that it is aligned with its policies and practices.

How the Board assesses and monitors culture

The Board recognizes that a thriving culture is an enabler for the delivery of our vision and strategic priorities. It assesses and monitors culture through the following:

In-depth review of annual Culture Survey

Each year the Group undertakes an externally-facilitated employee Culture Survey. The results of the 2024 Culture Survey were presented to the Board at its meeting in July 2024 by the Chief Human Resources Officer. This gave the Board an opportunity to take a deeper-dive assessment into culture. The Board was pleased with the participation rate of 90% which highlighted strong engagement and exceeded industry norms. The Survey measured employees' views on 22 essential behaviors and the results for each behavior were compared to our scores in prior years and those of a life sciences industry benchmark. There were no significant changes in the overall results compared to the 2023 survey and Indivior maintained scores which were above the life sciences industry benchmark on every measure. Mission alignment, values, and pride remained the foundational strengths of culture. The Board discussed the results of, and the key opportunities presented by, the Survey.

Engagement with our Culture Champions

During the year, Jo LeCouilliard and Mark Stejbach, Independent Non-Executive Directors with responsibility for Workforce Engagement, attended a session with members of the Culture Champions Network at our Richmond headquarters. The outcomes from that event were discussed at the July 2024 Board meeting. In particular, the impact of the decision to discontinue the promotion and marketing supporting activities relating to PERSERIS and the consequential workforce reduction were discussed, noting that this had impacted morale.

The Board believes that Indivior's culture continues to thrive. Notwithstanding Indivior's positive culture, the Board recognizes that embedding and monitoring culture is an ongoing process if it is to remain a key competitive advantage enabling Indivior to drive sustainable and strategic business growth.

Recognition of Indivior's culture

During the year, Indivior was recognized as one of the U.K.'s Best Workplaces in BioPharma™ and one of the U.K.'s Best Workplaces for Women™ by Great Place To Work® U.K. The "Great Place to Work" certification utilizes company culture as the global benchmark for measuring outstanding employee experience, including engagement, leadership, wellbeing, and fairness.

Engaging with our stakeholders

As part of its decision-making processes, the Board considers the interests of shareholders, key stakeholders, and wider society. Further information regarding the Board's stakeholder engagement activities can be found in the "Stakeholder Engagement" section set out on pages 24 to 30 of the Strategic Report and the "Managing Indivior's Business Responsibly" section on pages 32 to 45. Further information regarding the Board's activities during the year, including examples of how it considered the interests of stakeholders, is provided in the "Principal activities undertaken by the Board in 2024" section on pages 83 to 84.


Corporate Governance continued

Workforce engagement

The July 2024 Board meeting was held in the Company's Richmond headquarters and the Board took the opportunity to hold a number of employee engagement events. This included an employee luncheon which allowed the Non-Executive Directors to hear employees' views firsthand. An engagement event with members of the Culture Champions Network, and a dinner with the Executive Committee and selected direct reports, allowed the Board to meet with developing talent and high potential employees.

Jo LeCouilliard and Mark Stejbach, Non-Executive Directors responsible for Workforce Engagement, provided feedback to the Board on the engagement event with members of the Culture Champions Network. They reported that employee morale had been impacted by the announcement concerning the discontinuation of PERSERIS promotion and marketing support activities, but the Culture Champions had commended the transparency of management's communications. They also commended the Group's hybrid working policy, which was considered to be operating well.

Earlier in the year, Juliet Thompson and Jo LeCouilliard, Lead Independent Director and Independent Non-Executive Director respectively, visited the Group's Fine Chemical Plant and R&D facilities in Hull, U.K.

Workforce policies and practices

The Board keeps workforce policies and practices under review to ensure they are consistent with the Group's values and support the long-term sustainable success of the Group. The Group's Code of Conduct ("Doing the Right Things Right") sets out standards expected of the workforce and how these standards align with the Group's culture and Guiding Principles.

During the year, the Chief Integrity and Compliance Officer updated the Board on the continued focus on the Group's Global Integrity & Compliance Program, including key program enhancements and compliance with the Resolution Agreement. Pursuant to the Resolution Agreement, members of the Group are subject to certain ongoing reporting and compliance requirements, including to the U.S. Department of Justice, U.S. Federal Trade Commission, and the U.S. Department of Health & Human Services Office of Inspector General. Further information on the Resolution Agreement and the ongoing reporting and compliance requirements can be found in the "Commitment to Transparent Disclosure" section on page 31.

The Chief Integrity and Compliance Officer provided an overview of reports received via the confidential reporting hotline facility (EthicsLine), which provides a facility for members of the workforce to raise concerns in confidence and (where local regulations permit) anonymously.

In 2023, the Group evolved its "Speak Up" program for the reporting and handling of potential concerns. As part of this evolution, workforce members are encouraged to present ideas, raise concerns and ask questions through a number of different channels: through their immediate supervisor, through the Integrity & Compliance, Human Resources, and Legal functions, or by using the EthicsLine confidential reporting facility. Managers and functions are responsible for maintaining an "open door" for workforce members who may need or want to reach out to them. This initiative has had a positive impact on reporting, including individuals self-reporting issues that have arisen.

The Compliance, Ethics & Sustainability Committee routinely reviews reports received via the EthicsLine and monitors the case management and investigation process at each meeting. The Board has ultimate responsibility for the Group's confidential reporting facility and there is a process in place for promptly escalating significant reports.

During the year, the Board reviewed a summary of the reports received through the confidential reporting facility and the arrangements in place for investigation and follow-up action.

Further information regarding the Group's Global Integrity & Compliance Program, including the 2024 program highlights, can be found in the "Managing Indivior's Business Responsibly" section on pages 32 to 49.

The Compensation Committee is responsible for reviewing workforce remuneration and related policies and the alignment of incentives with culture. Further information regarding the Compensation Committee's review in 2024 can be found on page 119.

Engagement with shareholders

The Board recognizes the importance of regular, effective and constructive communications with its shareholders.

The principal opportunity for shareholders to engage with the Board is at the AGM. The 2024 AGM was held in person at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN.

The AGM provides an opportunity for shareholders to put questions to the Board and to vote on the resolutions set out in the Notice of Meeting.

All resolutions are voted on by way of poll, with one vote for each share held, which the Board considers a more democratic method of voting. The results of the poll were announced to the LSE and published on Indivior's website shortly after the end of the AGM.

Prior to the AGM, the Board receives and considers corporate governance and voting guidelines issued by the Company's major institutional shareholders, representative bodies, and proxy advisory organizations.

The Group announces its financial results on a quarterly basis, and these are released to the LSE via an authorized Regulatory Information Service, and subsequently published on the Group's website. In addition, the results are also furnished to the U.S. Securities and Exchange Commission. Results announcements are accompanied by a presentation for analysts and investors from the Chief Executive Officer, Chief Financial Officer and other executives; these are webcast live and archived on the Group's website. These presentations include question and answer sessions where attendees are invited to ask questions.

The Chair seeks engagement with major shareholders when appropriate. During the year, the Board engaged extensively with shareholders in relation to the Relationship Agreement with Oaktree and the appointment of new Independent Non-Executive Directors.

The Chair of the Compensation Committee also engaged with major shareholders on executive remuneration matters.

2025 Annual General Meeting
The 2025 AGM will be held at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN on May 8, 2025.

Division of responsibilities

Board balance and independence
There is a clear division of responsibilities between the leadership of the Board and the executive leadership of the business. The roles of the Chair, Chief Executive Officer and Lead Independent Director are clearly separated and set out in writing. Their division of responsibilities, plus the matters reserved for the Board and the Charter for each principal Committee, ensure that no single individual can have unfettered powers of decision-making.

On December 31, 2024, Graham Hetherington, Chair, Jerome Lande, Non-Executive Director, and Ryan Preblick, Chief Financial Officer, stepped down from the Board. Following this change, the Board comprised the Chief Executive Officer and nine Non-Executive Directors. On January 27, 2025, Dr. David Wheadon, an Independent Non-Executive Director, was appointed as Chair. On January 31, 2025, Daniel Ninivaggi was appointed an Independent Non-Executive Director. On March 2, 2025, Robert Schriesheim stepped down from the Board as an Independent Non-Executive Director. The Board currently comprises the Chair, Chief Executive Officer and eight Non-Executive Directors

The Board considers the independence of its Non-Executive Directors annually. In 2024, this consideration was based on the criteria in the U.K. Code and followed review by the Nomination Committee. As at December 31, 2024, following the retirement of Jerome Lande, the Board considered that all Non-Executive Directors were independent.

The Non-Executive Directors bring an external perspective to Board discussions. The Company has benefited from the broad range of skills and experience that the Non-Executive Directors provide from different businesses and fields, including the pharmaceutical, financial, and research sectors. They offer specialist advice, constructive challenge, and strategic guidance to the Executive Directors as well as holding them to account.

Throughout the year the Non-Executive Directors helped to shape the Group's strategy, scrutinized the performance of management, agreed goals and objectives, and monitored the Group's risk profile and reporting of performance.

Board processes and the role of the Company Secretary
The Company Secretary ensures that the Board receives appropriate and timely information and provides advice and support to the Chair, Board, and senior management on regulatory and governance matters. All Directors have access to the Board portal, which is used to distribute Board and Committee materials and governance resources.

Board meetings are scheduled well in advance. Where it is necessary to call meetings at short notice, efforts are made to find suitable times when all Directors can attend. Where this is not possible, Directors are provided with briefing materials and can discuss any agenda item with the Chair, Chief Executive Officer, or relevant Committee Chair. In addition, updates and analysts' notes are uploaded to the Board portal to ensure that Directors are kept apprised of developments.

All Directors have direct access to the advice and services of the Company Secretary. Directors may also obtain independent professional advice at the Company's expense.

Time commitment
The letters of appointment for the Chair and Non-Executive Directors state the expected time commitment to fulfill their roles. The Chair and Non-Executive Directors are expected to set aside sufficient time to prepare for meetings. The Board is satisfied that all Directors continue to devote sufficient time to discharge their duties effectively.

Composition, succession, and evaluation

Appointment and reappointment of Directors
There is a formal, rigorous, and transparent procedure for the appointment of new Directors. The process for new appointments is led by the Nomination Committee, which makes recommendations to the Board.

All Directors will stand for reappointment at the 2025 AGM. The 2025 Notice of AGM includes a biography for each Director setting out the skills they bring to the Board and why their contribution is, and continues to be, important to the long-term success of the Group.

Further information regarding the process for the appointment of the Chair, Chief Executive, and Non-Executive Directors can be found in the Nomination Committee Report on page 100.

Corporate Governance continued



Board induction and training

New Directors receive a comprehensive, tailored induction program, which takes into account their background, skills and their position on the Board and Committees. The Company Secretary facilitates the induction of Directors and monitors ongoing training needs for the Board. Where an existing Director takes on new responsibilities, they receive additional training relevant to their new role.

Board induction of Dr. David Wheadon

Dr. David Wheadon was appointed as an Independent Non-Executive Director in June 2024 and completed his induction program during the year. His induction program contained a number of core elements, including:

Induction pack

A comprehensive induction pack was provided, containing key corporate documents, governance documents, and copies of recent press releases and analysts' notes.

Business induction

Meetings were scheduled with members of the Executive Committee and key employees to provide an understanding of the Group's financial, R&D, and commercial operations.

Corporate governance

David attended a corporate governance induction session, which was delivered by external counsel and covered the role, duties, and responsibilities of a Director and U.K. and U.S. legislative and regulatory matters.

Integrity and compliance

David completed compliance training modules relating to Indivior's Code of Conduct, CIA, and DOJ Compliance Measures.

Legal

The Chief Legal Officer provided an overview of the key litigation matters impacting the Group.

Comprehensive induction programs, covering the same topics, were developed for Joe Ciaffoni, Daniel Ninivaggi, and Robert Schriesheim following their appointments.

Succession planning

The Nomination Committee is responsible for developing and overseeing the succession plans for the Board and senior management and, as part of this review, takes consideration of the length of service of each Director. The Committee also considers the skills and experience of each of the Directors and maintains a skills matrix. Appointments and succession plans are based on merit and objective criteria.

Further information regarding the review of succession planning in 2024 can be found in the Nomination Committee Report on pages 98 to 101.

Board performance review

2024 performance review

The Board recognizes the benefits of undertaking a rigorous review of its own performance and that of its Committees and individual Directors. A review is undertaken every year and is normally carried out externally every third year. The most recent external review was undertaken in 2021/22.

The 2024 internal review was facilitated by the Chair, supported by the Company Secretary and Lintstock, an independent consultancy that does not have any other connection with the Company.

The review comprised an online survey, which was completed by each Director and the Company Secretary. The responses to the survey were collated and reports for the Board and each of its Committees were prepared by Lintstock and distributed to all Directors.

The key themes arising from the review were:

- reflecting the transition to a U.S. listing in the Board's skills and profile, ensuring there is adequate U.S. representation and experience on the Board, and facilitating access to support on the U.S. market, shareholder, and governance environments;
- giving greater focus to strategy and creating more time to discuss this at the Board, particularly in light of changes in the competitive environment, reviewing the current strategy to ensure it remains fit for purpose, and giving further consideration to diversification;
- supporting the pipeline, given the strategic importance of delivering current and future assets and diversification, and spending more time considering pipeline evolution at the Board; and
- enhancing Board dynamics and meeting management, increasing the time available for debate, reducing the time spent on operational matters, and addressing the balance of Director contribution.

The Board agreed on the following key priorities for the year ahead:

- focusing on strategy and making more time for high-quality strategic discussions;
- optimizing the business model and pipeline; and
- focusing on executive succession.

During the remainder of the year, the Board implemented the following actions in response to the matters highlighted:

- at the 2024 annual strategy day, considered an in-depth analysis of SUBLOCADE's performance and agreed that the Group's strategy be streamlined to focus on the core opportunities in OUD treatment;
- the AELIS Phase 2b study did not meet its endpoints and consequently the decision was made not to move forward with the asset; and
- approved the recommendation to discontinue the development of INDV-1000, a pre-clinical asset targeting alcohol use disorder.

Audit, risk, and internal control

The Board has ultimate responsibility for internal control and risk management systems and considers regular reviews, at least annually, carried out by the Audit & Risk Committee, which has responsibility for monitoring such systems.

Further information about the role and work of the Audit & Risk Committee is set out in the Audit & Risk Committee Report on pages 90 to 97.

Further information regarding the Group's approach to risk management, including the management of principal and emerging risks, can be found on pages 61 to 70.

Board accountability

The Board is responsible for the integrity of the Group's Annual Report and Accounts and recognizes its responsibility to present a fair, balanced, and understandable assessment of the Group's position and prospects.

The Board has assessed, together with the Audit & Risk and Disclosure Committees, all information available in considering the overall drafting of the Group's Annual Report and Accounts and the process by which it was compiled and reviewed. In doing so, the Board ensured that adequate time was dedicated to the drafting process so that linkages and consistencies were worked through and tested. Drafts were reviewed by knowledgeable executives and senior management not directly involved in the year-end process.

The Board recognizes that this responsibility extends to interim and other inside information, information required to be presented in relation to statutory requests and reports to regulators. In relation to these requirements, reference is made to the Statement of Directors' Responsibilities in respect of the and financial statements set out on page 129.

Remuneration

Further information about our approach to remuneration and the role and work of the Compensation Committee is set out in the Directors' Remuneration Report on pages 106 to 124.

Audit & Risk Committee



At December 31, 2024, the membership of the Committee was as follows:

- Juliet Thompson (Chair)
- Jo LeCouilliard
- Barbara Ryan
- Mark Stejbach

> Details of attendance at Committee meetings can be found on page 81

On behalf of the Board, I am pleased to present the Audit & Risk Committee Report for the financial year ended December 31, 2024.

This report provides an insight into the activities undertaken by the Committee during the year and the key governance responsibility which the Committee continues to fulfill in ensuring the integrity of the Group's published financial information and the effectiveness of its risk management, controls, and related processes. This report should be read in conjunction with the separate section of compliance under the U.K. Corporate Governance Code (U.K. Code) on page 78.

In April 2024, the Committee was notified by its External Auditor that the FRC's Audit Quality Review (AQR) team, as part of its ordinary review process, was performing a review of the audit of the Group's financial statements for the year ended December 31, 2023. In November 2024, the AQR team notified the Committee and External Auditor that no key findings were identified in the work within the scope of their review. The Committee discussed the results of the review with the External Auditor and was satisfied as to the quality of the audit.

Also during the year, we recommended to the Board the adoption of a new Committee Charter to replace our Terms of Reference, effective January 1, 2025. Whereas the Terms of Reference largely reflected the requirements of the U.K. Code (which no longer applies to Indivior following the transfer of its primary listing from the U.K. to the U.S.), the Charter is more aligned to U.S. best practice. It reflects U.S. governance requirements and expectations and will support our transition to becoming a U.S. listed domestic filer.

The Committee will continue to work closely with the Board to drive stakeholder value, to support the strategic ambitions of the Group and address the opportunities and challenges that 2025 will bring.

Juliet Thompson
Chair of the Audit & Risk Committee

Members and meetings

Throughout the year, Juliet Thompson and Jo LeCouilliard were both considered to have recent and relevant financial experience and competence in auditing and accounting. The Committee as a whole has financial and commercial competence relevant to the sector in which the Group operates, and each member of the Committee satisfies the relevant independence requirements of the U.K. Code. Further information on the skills, expertise, and experience of the Committee members is set out on pages 74 to 75.

The Committee, throughout the course of the year, invited the Chair of the Board, Chief Executive Officer, Chief Financial Officer, Senior Vice President-Group Controller, Vice President-Chief Audit Executive, Company Secretary, Chief Legal Officer, Vice President-Tax, External Audit Partners, and other representatives from management and the External Auditor to attend Committee meetings. The Deputy Company Secretary acts as the secretary to the Committee. The Committee reserves the right to meet without any of these individuals present.

The Chair of the Committee reports to the Board, as a separate Board agenda item, on the activity of the Committee and matters of relevance. The Board has access to the Committee's papers and receives copies of the minutes of the Committee's meetings.

For part of each Committee meeting, the members meet separately with each of the Chief Financial Officer, Vice President-Chief Audit Executive, and the External Auditor. The Committee regularly meets privately without management present. The Committee has unrestricted access to Group documents, information, employees, and the External Auditor. The Committee may also take independent professional advice on any matters covered by its Charter at the Group's expense.

 Role and responsibilities

The Committee has an extensive agenda focused on its responsibility to oversee and give assurance to the Board regarding the integrity of financial reporting, internal controls over financial reporting, risk management, and audit arrangements. In discharging this responsibility, the Committee, with the assistance of management and Indivior Audit Services (the Group's internal auditor), and interactions with the External Auditor, focuses its attention in the following areas:

Financial oversight and reporting

- Monitoring the integrity of the Group's financial reporting, including all formal announcements relating to financial results and compliance with accounting standards.
- Informing the Board of the outcome of the Group's internal and external audits and explaining how they contribute to the integrity of financial reporting.
- Reviewing the Group's strategy for management of key financial risks and obtaining assurances that the Group has followed appropriate accounting policies and made appropriate estimates and judgments.
- Challenging, where necessary, the consistency of, and any changes to, accounting and treasury policies, the clarity and completeness of disclosures including exceptional items and other adjustments, any adjustments resulting from the external audit, the going concern assessment, assumptions underlying the determination of viability, and compliance with accounting standards.
- Reviewing the content of the quarterly, half-yearly, and annual financial results and advising the Board of the integrity of each. Further information is set out on page 92.

Narrative reporting

- Reviewing a draft copy of the Committee's Report for inclusion in the Annual Report and Accounts.
- Considering whether, taken as a whole, the Annual Report and Accounts is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model, and strategy.
- Reviewing and approving the going concern disclosure and Viability Statement to be included in the Annual Report and Accounts.

Risk management

- Assisting the Board in relation to its robust assessment of the principal and emerging risks facing the Group and the prospects of the Group for the purposes of disclosures required in the Annual Report and Accounts and the interim financial statements issued across the year.
- Monitoring the Group's policies, procedures, and controls for preventing fraud, bribery, and money laundering.

Internal controls

- Reviewing the effectiveness of the Group's internal controls over financial reporting, including the policies and overall processes for assessing financial control and the effectiveness of corrective action taken by management. Further information is set out on page 93.

Internal audit

- Monitoring and reviewing the effectiveness of the Indivior Audit Services function in the context of the Group's overall governance, risks, and controls framework.
- Considering and reviewing the remit of the Indivior Audit Services function, ensuring it has adequate resources and access to all information necessary to enable the effective performance of the function. Further information is set out on page 95.
- Reviewing progress against the Indivior Audit Services plan along with any significant findings and the tracking of remedial actions.

External audit

- Overseeing the relationship between the Group and the External Auditor, advising the Board how the External Auditor has contributed to the integrity of the Group's financial reporting process, and reporting to the Board whether the audit contract should be put out to tender to comply with the mandatory tender requirements or otherwise. Further information is set out on pages 96 to 97.
- Reviewing and monitoring the External Auditor's objectivity and independence, agreeing the scope of their work, negotiating and approving fees paid for the external audit, overseeing the assessment of the effectiveness of the audit process, and agreeing the policy in relation to the provision of non-audit services.

The Committee's Charter is available to view on the Company's website at www.indivior.com.

Audit & Risk Committee continued



ACTIVITIES DURING THE YEAR



The Committee's annual work plan is linked to events in the Group's financial calendar including standing items the Committee considers in addition to any specific matters requiring the Committee's attention.

The Committee met a total of six times during the year, which it considers sufficient to discharge its duties effectively. Details of the principal matters discussed during the year are set out below.

Financial oversight and reporting

- Received an update from the Chief Financial Officer on the financial performance of the business at each scheduled meeting, including market guidance where appropriate.
- Reviewed and recommended to the Board the quarterly, half-yearly, and annual financial results, including any recommended updates to market guidance.
- Reviewed matters relating to going concern, with supporting analysis.
- Reviewed key accounting matters to ensure the Group followed appropriate accounting policies and made appropriate estimates and judgments.

- At scheduled Committee meetings, the Senior Vice President-Group Controller presented an update on treasury operations, including the application of the Group Treasury Investment Policy. In July 2024, the Committee supported the Board in reviewing capital allocation priorities and recommending a further share repurchase program.
- Received a presentation from the Vice President-Tax regarding proposed updates to the annual tax strategy, which were approved by the Committee. A copy of the Group's tax strategy is available on the Group's website at www.indivior.com.
- Received a presentation on U.S. Gross-to-Net margin analysis from the Senior Vice President-U.S. Finance outlining the Group's approach, processes, estimates used, and judgments taken with respect to rebates and similar arrangements when determining the ultimate amount of net revenue to be recorded.
- Reviewed the draft 2025 financial plan.
- Considered and approved management's assessment of the Group's prospects and longer-term viability.
- Reviewed the Group's debt refinancing strategy.
- Met privately with the Chief Financial Officer following each scheduled meeting.


Narrative reporting

- Reviewed and approved a draft copy of the Committee's Report for inclusion in the Annual Report and Accounts. In addition, and supported by the U.K. MAR Disclosure Committee, considered whether, taken as a whole, the Annual Report and Accounts is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model, and strategy.
- Reviewed and approved the going concern disclosure and Viability Statement to be included in the Annual Report and Accounts.
- The Viability Statement is set out on page 71.

Risk management

- Reviewed the Group's principal and emerging risks for inclusion in the Annual Report and Accounts and financial results announcements. Further information regarding the Group's principal risks is set out on pages 61 to 70.
- Reviewed the Group's Enterprise Risk Management (ERM) program and process.
- Reviewed the Group's approach to cybersecurity and the threats posed to the Group and discussed the same with the Group's Chief Information & Innovation Officer and Senior Information Security Head.
- Reviewed climate-related risks as part of the Group's common risk assessment approach. Matters relating to Climate-related Financial Disclosures are set out on pages 46 to 49.

Internal controls

- Reviewed the effectiveness of the Group's risk management and internal control systems covering all material controls, including financial, operational, and compliance controls. The internal control systems were in place throughout the year under review and up to the date of approval of the Annual Report and Accounts.

Internal audit

- Agreed the Indivior Audit Services plan for 2024 and reviewed and approved the 2025 Indivior Audit Services plan. Both plans factored key risks to the Group, including any potential impact of global events on the Group's strategic goals, with a particular focus on data privacy and the Group's Raleigh production facility.
- Received presentations from the Vice President-Chief Audit Executive on progress and delivery against the Indivior Audit Services plan and results of Indivior Audit Services activities, including significant findings and remediation plans (where necessary).
- Reviewed the effectiveness of the Indivior Audit Services function, including the annual quality assessment.

- The Committee met privately with the Vice President-Chief Audit Executive following each scheduled meeting.

External audit

- Agreed the External Auditor engagement and audit fee for 2024 as well as the external audit plan for 2024.
- Considered accounting and audit matters from the External Auditor's reports issued throughout the year.
- Reviewed and approved updates to the Group's policy regarding engagement of the External Auditor.
- Reviewed the independence of the External Auditor and approved the provision of non-audit services by the External Auditor pursuant to the Group's policy on engagement of the External Auditor.
- The annual quality assessment of the External Auditor was undertaken and reviewed by the Committee (see page 96).
- Considered the contents of a letter received from the FRC's Audit Quality Review team following a review of the External Auditor's 2023 audit. The Committee was satisfied that no matters were identified.
- Recommended to the Board the reappointment of PwC as the External Auditor.
- The Committee regularly meets privately with the External Auditor without management present.

Other matters

- Received an update from the Group's Chief Integrity and Compliance Officer on the work of the Group's Integrity & Compliance function, including the "Speak Up" program.
- Recommended to the Board a further share repurchase program, which was implemented in August 2024 and completed on January 31, 2025.
- Reviewed the Group's insurance program and made various recommendations regarding the 2024/25 renewal planning process.
- Reviewed the Directors' & Officers' Insurance program for the Group.
- Reviewed and approved updates to the Group's Related Party Transactions Policy.

The Committee reviewed and recommended to the Board for approval a new Charter to replace the Committee's Terms of Reference with effect from January 1, 2025.


Audit & Risk Committee continued

Significant judgments

In preparation for each meeting, management produced briefing papers on significant matters for review and discussion by the Committee. Management are invited to attend Committee meetings to respond to Committee inquiries. The following areas of focus in relation to the Group's Annual Report and Accounts and other judgmental accounting areas were considered and discussed with both management and the External Auditor.

Critical accounting judgments and disclosures, and key sources of estimation

When applying the Group's accounting policies, management must make a number of key judgments on the application of applicable accounting standards, estimates, and assumptions. These judgments and estimates are based on relevant factors.

The Committee considered and challenged management on key judgments and sources of estimation covering a number of areas underlying the Group's financial statements and results, including those discussed below.

Estimates for returns, discounts, incentives, and rebates were discussed with the Committee. Further information can be found in Note 2 to the Group financial statements.

The Committee considered management's overall forecasts for the Group in assessing going concern, viability, and recoverability of deferred tax assets. These forecasts were also considered in relation to the Parent Company financial statements recoverability of the investments in subsidiaries carrying value.

Additionally, management forecasts for OPVEE were considered by the Committee in conjunctions with intangible asset impairment and recoverability judgements.

Judgements regarding tax uncertainties and matters under audit, including discussion of management's rationale and support, were evaluated by the Committee.

Although substantially mitigated as of year-end, during the year the Committee discussed the uncertainty and potential outcome of ongoing litigation matters the Group faced to support judgements taken by management regarding recording of provisions.

Given the judgments underlying certain matters disclosed in the Annual Report and Accounts, the Committee has reviewed management's assumptions and inputs into their analysis and development of the judgments, estimates, and disclosures and discussed the critical nature of each with both management and the External Auditor.

The Committee has satisfied itself that the Group's accounting policies and their application by management are appropriate. The Committee is also satisfied with both the appropriateness of analysis performed by management, including the judgments made and estimates used, and the related disclosures.

Fair, balanced, and understandable assessment

At the request of the Board, the Committee assessed whether the content of the 2024 Annual Report and Accounts, full-year results announcement, and the full-year results presentation were, taken as a whole, fair, balanced, and understandable.

In its assessment, consideration was given to whether key information and messaging were included consistently across the announcement, results presentation, and Annual Report and Accounts. Drafts of the Annual Report and Accounts were received by the relevant Board and Committee members during the drafting process in sufficient time to allow for challenge to the disclosures. Management also reported describing the approach taken in the preparation of the Annual Report and Accounts and highlighting the key messages and information.

The Committee advised the Board it was satisfied that, taken as a whole, the Annual Report and Accounts is fair, balanced, understandable, and provides the information necessary for shareholders to assess the Group's position, performance, business model, and strategy.

Global events, including various national elections and conflicts in Ukraine and the Middle East, among others, had the potential to cause a range of implications for risk management and corporate reporting during the year. Key risk factors and trends have been considered in the assessment of the Group's principal and emerging risks and uncertainties.

Monitoring the integrity of reported financial information

Ensuring the integrity of the financial statements and associated announcements is a fundamental responsibility of the Committee. During the year, the Committee reviewed the Group's FY 2023 preliminary results announcement, the 2023 Annual Report and Accounts, and the 2024 half-yearly and quarterly financial results. Further, as at the date of this report, the Committee also reviewed the FY 2024 preliminary results announcement and this 2024 Annual Report and Accounts. In doing so, these reviews considered:

- the accounting principles, policies, and practices adopted in the Group's financial statements, any proposed changes to them, and the adequacy of their disclosure;
- the description of performance to ensure it was fair, balanced, and understandable;
- accounting matters or areas of complexity, the actions, estimates, and judgments of management in relation to financial reporting, and the assumptions underlying the going concern and viability statements;
- any significant adjustments to financial reporting identified by the External Auditor;
- cybersecurity threats posed to the overall operating effectiveness of controls;
- tax contingencies, compliance with statutory tax obligations, and the Group's tax strategy;
- litigation and contingent liabilities affecting the Group;
- treasury policies; and
- long-term funding options.

Internal Audit

Indivior Audit Services, which formally reports to the Committee, provides assurance and advisory services to senior management and the Board primarily on the Group's governance, risks, and controls, in line with an agreed audit plan.

Indivior Audit Services, led by the Vice President-Chief Audit Executive, is composed of appropriately qualified and experienced professionals. The Committee recognized that throughout the year the Indivior Audit Services function had the necessary blend of skills, experience, and quality of leadership to understand all aspects of the Group worldwide. Third parties may be engaged to support audit engagements as appropriate.

The Vice President-Chief Audit Executive has direct access to and regular meetings with the Committee Chair and prepares reports for Committee meetings on key activities and significant observations, together with the status of management's implementation of audit remediations. The Committee has unrestricted access to all of Indivior Audit Services' reports.

During the year, the Committee monitored progress with the audit plan and approved changes to the plan. Indivior Audit Services and management work closely together to deliver the audit plan and develop actions to remediate audit observations.

The Committee noted Indivior Audit Services' continued contributions in supporting and delivering value to the Group and the Committee during the year, including in the implementation and assessment of the Group's framework for internal control over financial reporting. The Committee was satisfied with Indivior Audit Services' organization and structure and the quality, experience, and expertise of the function and concluded it was effective throughout the year and remained appropriate for the requirements of the Group.

Internal control over financial reporting and risk management

The Committee acknowledges its duty to assist the Board to fulfill its responsibilities for the Group's risk management and internal control systems, including the adequacy and effectiveness of the control environment, internal control over financial reporting, and the Group's compliance with the U.K. Code.

During the year, all business areas prepared annual operating plans and budgets. These are regularly reviewed and updated as necessary. Performance against budget is monitored centrally and is discussed at Committee and Board meetings. The cash position of the Group is monitored daily by the treasury function.

Clear policy guidelines are in place for capital expenditure and investment decisions. These include budget preparation, appraisal, and review procedures and delegated authority levels.

Effective controls ensure the Group's exposure to avoidable risk is minimized, and the Committee is cognizant of the material controls within the Group, including, among other things, that proper accounting records are maintained, financial information used within all business areas is reliable and up-to-date, and the financial reporting processes comply with relevant regulatory reporting requirements.

Internal controls over financial reporting are in place for preparation of consolidated accounts. Accordingly, the Committee confirms there is a process for identifying, evaluating, and managing the risks faced by the Group and the operational effectiveness and monitoring of related controls, all of which have been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Committee also confirms that it has regularly monitored the effectiveness of risk management and internal control. This encompasses policies and procedures that relate to the maintenance of records, which accurately and fairly reflect transactions, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements, require representatives of the Group to certify that their reported information gives a true and fair view of the state of affairs of the business and its results for the year, and review and reconcile reported data. The Senior Vice President-Group Controller regularly updates the Committee on the Group's internal control over financial reporting.

The Committee, having regard to the above-referenced controls coupled with support from Indivior Audit Services, is of the view that the Group has an effective system of internal control.

Control processes are designed to manage, rather than eliminate, the risk of assets being unprotected and guard against their unauthorized use, culminating in the failure to achieve business objectives. Internal controls provide reasonable and not total assurance against material misstatement or loss.

The Group's Enterprise Risk Management process is designed to identify, assess, manage, report, and monitor risks and opportunities that may impact the achievement of the Group's strategy, objectives, and future success. This includes adjusting the risk profile in line with the Group's risk tolerances to respond to new threats and opportunities.

To fulfill its duties, the Committee reviewed:

- medium- and longer-term strategic plans, reports on key operational issues, tax, treasury, risk management, and Indivior Audit Services reports;
- presentations from the Chief Information & Innovation Officer outlining the Group's approach to IT and cybersecurity;
- reports from Indivior Audit Services at each scheduled Committee meeting covering key audit areas and any deficiencies in the control environment covering internal financial control, operational, IT, and risk management;
- reports from management on the oversight and progress of ongoing work to ensure all aspects of financial reporting are compliant with the requirements of differing regulatory regimes; and
- the External Auditor's reports to the Committee.

Accordingly, the Committee confirms its oversight of the process for identifying, evaluating, and managing risks faced by the Group. The Committee also confirms its oversight of the operational effectiveness of the appropriate controls, all of which have been in place throughout the year and up to the date of approval of the 2024 Annual Report and Accounts, and all of which accord with the respective guidance. The Committee considered whether any matter required disclosure as a significant failing or weakness in internal control during the year; no such matters were identified.


Audit & Risk Committee continued

Misstatements

Throughout the year, management reported to the Committee that they were not aware of any material misstatements or immaterial misstatements made intentionally to achieve a particular result.

External Auditor

PwC were appointed as the Group's External Auditor on demerger in December 2014 and were last re-appointed by shareholders at the AGM in May 2024.

The U.K. External Audit team is led by Darryl Phillips (U.K. audit partner), who was appointed following the conclusion of the 2021 year-end audit. The U.S. External Audit team is led by Alison Mount (U.S. audit partner), who was appointed following the conclusion of the 2023 year-end audit. Both the U.K. and U.S. External Audit teams interact on a regular basis to share ideas, utilize the work performed between each other where possible, and jointly communicate responses to any key matters.

The Committee oversees the work undertaken by the External Auditor and is responsible for the development, implementation, and monitoring of policies and procedures on the use of the External Auditor for non-audit services in accordance with professional and regulatory requirements. These policies are reviewed to ensure the Group benefits, in a cost-effective manner, from the cumulative knowledge and experience of the External Auditor while ensuring the External Auditor maintains the necessary degree of objectivity and independence.

The Committee considers the objectivity and independence of the External Auditor regularly throughout the year. It receives reports from the External Auditor on its internal quality controls and independence rules and considers carefully the extent of non-audit services provided. Accordingly, the Committee is of the view that the External Auditor was objective and independent throughout 2024.

During the year, the Committee continued to meet with the External Auditor following Committee meetings, without members of management being present, and reviewed key issues within their scope of interest and responsibility. Such meetings provided a forum for open dialogue and feedback.

External Auditor effectiveness

On behalf of the Board, the Committee is responsible for assessing the effectiveness of the audit process. This process was in place throughout the year and post year-end up to and including the date of approval of the Annual Report and Accounts.

In fulfilling its responsibilities in assessing the effectiveness of the External Auditor, the Committee reviewed:

- the fulfillment by the External Auditor of the agreed audit plan;
- reports highlighting the significant risks and key judgments that arose during the audit and their resolution;
- a report from the External Auditor at each Committee meeting; and
- fees charged for execution of the external audit.

The FRC's AQR team routinely monitors the quality of the audit work of certain U.K. audit firms through inspections of sample audits and related quality processes. The AQR team selected to review the Group's financial statements for the year ended December 31, 2023. The AQR provided a copy of its confidential report, which was reviewed and discussed by the Committee with the External Auditor. The Committee is satisfied there were no key findings identified.

The Committee also monitors audit effectiveness by reviewing the Audit Quality Implementation reports published by the FRC, with particular reference to the FRC 2023/24 Audit Quality Inspection and Supervision report into the largest U.K. audit firms, published in July 2024. The Committee is also aware of, acknowledges, and seeks to implement the FRC Audit Committees and the External Audit: Minimum Standard, published May 2023 (Minimum Standard).

As in previous years, the Committee received feedback from key internal stakeholders in assessing the performance and effectiveness of the External Auditor. This assessment was undertaken by Lintstock, an independent evaluation consultancy, on the quality of the External Auditor's communication, delivery, and interaction with key internal stakeholders and included audit work undertaken by the External Auditor in relation to the audit of the transition of accounting framework from IFRS to U.S. GAAP as a result of the transfer of the Group's primary listing to the U.S.

The results were discussed with the Committee and the External Auditor at the Committee meeting held in February 2025. The Committee concluded that the overall working relationship with the External Auditor was effective and that the audit had been undertaken in an independent, constructive, and professional manner with appropriate challenge.

To fulfill its responsibilities for oversight of the external audit process, the Committee reviewed:

- the terms, remuneration, areas of responsibility, associated duties, and scope of the audit as set out in the engagement letter with the External Auditor;
- the Minimum Standard to ensure there was nothing of note therein that differs from how the Committee operates;
- the overall audit plan and fee proposal;
- key accounting and audit judgments and how the External Auditor applied constructive challenge and professional skepticism when dealing with management;
- recommendations made by the External Auditor to the Committee and the adequacy of management's response;
- recent and historical performance of the External Auditor in relation to the Group's audits including the quality and probity of communication with the Committee;
- the depth of understanding of the Group's business, operations and systems, and accounting policies and practices; and
- the demonstration of professional integrity and objectivity to rotate and select other key engagement partners at least every five years or as otherwise required by applicable law or regulation.

During the year, the External Auditor challenged management's judgments and assertions regarding:

- U.S. sales rebate adjustments and accruals; and
- focus on management's forecasts used to support going concern and recoverability of assets.

The Committee continues to review annually the appointment of the External Auditor, taking into account the External Auditor's effectiveness, independence, and Audit Partner rotation, and makes a recommendation to the Board accordingly.

Further details of the responsibilities of the Committee regarding the engagement of the External Auditor and the supply of non-audit services can be found in the Committee's Charter, which is available on the Group's website.

External Auditor independence

Indivior has a formal policy in place to safeguard the independence of the External Auditor. The Committee and the Chief Financial Officer keep the independence of the External Auditor under review, and during the year the Committee formally reviewed the independence of the External Auditor and believes it remained independent throughout the year. Separately, the External Auditor has reported to the Committee confirming its independence throughout the year within the meaning of the regulations on this matter and in accordance with its professional standards.

To fulfill its responsibilities to ensure the independence of the External Auditor, the Committee reviewed:

- a report from the External Auditor describing arrangements to identify, report, and manage any conflict of interest, and policies and procedures for maintaining independence and monitoring compliance with relevant requirements; and
- the extent of non-audit services provided by the External Auditor.

The Committee has reviewed the nature and level of non-audit services undertaken by the External Auditor during the year to satisfy itself that there is no effect on its independence.

Non-audit services

The Committee and the Board place great emphasis on the objectivity of the Group's External Auditor in reporting to shareholders. The Group's policy relating to the Provision of Non-Audit Services recognizes the criticality of the objectivity and independence of the External Auditor and the need to ensure independence is not impaired by the provision of non-audit services.

The Committee, in keeping under review the nature and level of non-audit services undertaken by the External Auditor, recognizes it may be more beneficial for the External Auditor to provide certain services because of its existing knowledge of the business or because the information required is a by-product of the audit process. In these circumstances, the External Auditor is permitted to provide certain non-audit services where these are not, and are not perceived to be, in conflict with its independence.

The Committee considers non-audit services when it is in the best interests of the Group to do so, provided they can be undertaken without jeopardizing the independence of the External Auditor.

The Group's policy on engagement of the External Auditor states that, on an annual basis, non-audit fees by the External Auditor must not exceed 70% of the average of the Group's external audit fees billed over the last three-year period. The Group's policy also requires Committee approval of all services prior to engagement of the External Auditor, except the Committee Chair may approve services costing less than $0.25m. The Chief Financial Officer may approve fees less than $0.05m for engagement services that have already been pre-approved by the Committee.

Total fees charged by the External Auditor during the year were $7.6m (2023: $6.0m; 2022: $6.4m), comprising $6.8m (2023: $5.2m; 2022: $3.6m) for audit services and $0.8m (2023: $0.8m; 2022: $2.8m) for audit-related assurance services as set out in Note 4 to the Group financial statements. The ratio of non-audit fees for the year over the last three year's average audit fee is 19%.

In conclusion, taking into account the nature of the Group's engagement of the External Auditor, the Committee was satisfied the External Auditor was independent at all times during the year under review.

External Auditor reappointment and audit tender process

The Committee has recommended to the Board that PwC be proposed for reappointment by shareholders as the External Auditor at the AGM in May 2025. PwC has completed its eleventh year as External Auditor to the Company. Pursuant to regulatory provisions, the external audit contract would ordinarily be put out to tender at least every 10 years.

As noted in the 2023 Annual Report and Accounts, the FRC granted a two-year extension to the 10-year mandatory tender requirement. Management, with oversight by the Committee, initiated a competitive tender process in 2024 for the 2026 year-end audit. Initial discussions with accounting firms potentially interested in participating in a competitive tender for the 2026 year-end audit have been held. The formal tender process will begin in Spring 2025 to allow the Company sufficient time to solicit, review, respond to, and appoint the audit firm that will provide the highest-quality and most effective and efficient audit.

Juliet Thompson
Chair of the Audit & Risk Committee

March 6, 2025

Nomination Committee



At December 31, 2024, the membership of the Committee was as follows:

- Graham Hetherington (Chair)[1]
- Peter Bains
- Joe Ciaffoni
- Dr. Keith Humphreys
- Jo LeCouilliard
- Barbara Ryan
- Robert Schriesheim[2]
- Mark Stejbach
- Juliet Thompson
- Dr. David Wheadon[3]

1. Graham Hetherington stepped down as Chair of the Committee on December 31, 2024.
2. Robert Schriesheim stepped down as an Independent Non-Executive Director on March 2, 2025.
3. Dr. David Wheadon was appointed Chair of the Committee on January 1, 2025.

❯ Details of attendance at Committee meetings can be found on page 81

On behalf of the Board, I am pleased to present the Nomination Committee Report for the financial year ended December 31, 2024.

There were a number of changes to the Board in 2024 and, consequently, the Committee had a full agenda supporting the Board with these activities.

In March, my appointment as a Non-Executive Director was announced and I subsequently joined the Board on June 1, 2024. My appointment was the culmination of an extensive search process that commenced in late 2022, focused on adding scientific, biopharmaceutical, and healthcare industry experience skills to the Board. Russell Reynolds supported the Committee in the search process, which also led to the appointment of Dr. Keith Humphreys in November 2023.

In October 2024, we announced that Graham Hetherington had informed the Board of his intention to retire at the end of 2024. The Committee, led by the Lead Independent Director, Juliet Thompson, commenced a comprehensive internal and external search process to identify Graham's successor, supported by Egon Zehnder. In January 2025, I was honored to be appointed Chair of the Board.

Following engagement with Oaktree Capital Management, L.P. (Oaktree), a major shareholder in Indivior, the Board entered into a Relationship Agreement with Oaktree in December 2024. As part of that agreement, the Board agreed to appoint additional independent directors proposed by Oaktree. The Committee recommended to the Board the appointment of Joe Ciaffoni and Robert Schriesheim as Independent Non-Executive Directors with effect from December 16, 2024.

Following Joe and Robert's appointment, the Company continued to work with Oaktree to identify and appoint an additional Independent Non-Executive Director. Following a recommendation by the Committee, the Board agreed to appoint Daniel Ninivaggi as an Independent Non-Executive Director effective January 31, 2025.

Also during the year, we recommended to the Board the adoption of a new Committee Charter to replace our Terms of Reference, effective January 1, 2025. Whereas the Terms of Reference largely reflected the requirements of the

U.K. Corporate Governance Code (which no longer applies to Indivior following the transfer of its primary listing from the U.K. to the U.S.), the Charter is more aligned to U.S. best practice. It reflects U.S. governance requirements and expectations and will support our transition to becoming a U.S. listed domestic filer.

These, and the Committee's other activities during the year, are described more fully in this report.

In March 2025, we entered into an Amended and Restated Relationship Agreement with Oaktree pursuant to which the Company agreed to reduce the size of the Board from eleven to seven Directors, effective from our AGM in May 2025. Robert Schriesheim, Independent Non-Executive Director, stepped down from the Board on March 2, 2025.

Consistent with the Company's switch to a U.S. primary listing in 2024, Peter Bains and Jo LeCouilliard, Independent Non-Executive Directors, have decided not to stand for re-election at our AGM in May 2025 and therefore will step down the from the Board effective the close of the AGM. Daniel Ninivaggi will take over from me as Chair of the Nomination Committee in March 2025 and Barbara Ryan will take over from Jo LeCouilliard as Chair of the Compensation Committee in May 2025. In due course, we will announce a successor to Peter Bains as Chair of the Science Committee.

Dr. David Wheadon
Chair of the Nomination Committee

💬 Members and meetings

At the invitation of the Committee, the Chief Executive Officer, the Chief Human Resources Officer and the Company Secretary attended meetings of the Committee.

The Company Secretary is secretary to the Committee.

The Chair of the Committee reports on the activities of the Committee at the following Board meeting, and copies of the minutes of Committee meetings are circulated to all Directors.

The Committee has delegated authority from the Board, which is set out in its Charter, and has authority to appoint search consultants and other advisors at its discretion.

 Role and responsibilities

The principal role and responsibilities of the Committee include:

Board and Committee composition and performance

- Reviewing the structure, size, composition of the Board and its Committees and determining whether to recommend the addition or removal of individuals consistent with the criteria approved by the Board.
- Reviewing the process for monitoring and evaluating the performance and effectiveness of the Board and its Committees.

Board and Committee appointments

- Overseeing the appointment process for Directors and making recommendations to the Board regarding appointments to the Board and its Committees.

Succession planning

- Overseeing succession plans for the Board, its Committees and for senior management, and ensuring that these support the development of a diverse pipeline for succession.

Conflicts of interest

- Reviewing and evaluating additional external appointments for, and conflicts of interest notified by, the Directors of Indivior PLC and making recommendations to the Board.
- Reviewing and approving external appointments for members of the Executive Committee.

Director independence and conflicts of interest

Processes exist for actual or potential conflicts of interest to be reviewed and disclosed and to ensure Directors do not participate in any decisions where they may have a conflict or potential conflict.

 ACTIVITIES DURING THE YEAR

During the year, the Committee considered, among other items, the following matters:

Succession planning

Chair

- The Committee oversaw the search process for a new Chair following Graham Hetherington's decision to retire from the Board effective December 31, 2024. The Committee, led by the Lead Independent Director, Juliet Thompson, commenced a comprehensive search process to identify Graham's successor. Egon Zehnder was engaged to support the Committee in an extensive internal and external search process to identify an individual with significant prior board and extensive biopharmaceutical industry experience.

Non-Executive

- The Committee oversaw the search process for a new Non-Executive Director to bring additional skills relating to biopharmaceutical and healthcare industry experience to the Board. This led to the appointment of Dr. David Wheadon as an independent Non-Executive Director with effect from June 1, 2024.
- Following engagement with Oaktree, the Board entered into a Relationship Agreement with Oaktree in December 2024. As part of that agreement, the Board agreed to appoint additional independent directors proposed by Oaktree. Following consideration of their independence, which included consideration of any material relationships, including current and former directorships and potential conflicts of interest, the Committee recommended to the Board the appointment of Joe Ciaffoni and Robert Schriesheim as Independent Non-Executive Directors with effect from December 16, 2024.

Board Committee structure and composition

- In light of changes to the Board composition as described above, the Committee also considered the membership of each Board Committee to ensure an appropriate balance of skills, expertise and experience across all Board Committees and to ensure that the membership of each

Board Committee supported Indivior's transition to the requirements of a U.S. listed domestic filer.

Executive succession

- The Committee received a presentation from the Chief Executive Officer and Chief Human Resources Officer on the talent assessment of members of the Executive Committee and the succession plans in place for each of them.

Conflicts of interest

- The Committee reviewed and approved an updated External Appointments Policy. This policy requires that all Directors of Indivior PLC receive approval from the Board, and that Executive Committee members receive approval from the Committee, prior to accepting an additional external appointment.
- The Committee considered the independence of the Non-Executive Directors and their other commitments and whether these were likely to give rise to a potential conflict of interest. On the recommendation of the Committee, the Board confirmed that each of the Non-Executive Directors, with the exception of Dr. Tom McLellan (who had served for more than nine years) and Jerome Lande (who was a representative of Scopia Capital Management LP, a shareholder of the Company), remained independent.
- The Committee reviewed the Register of Directors' Conflicts of Interests.

Board and Committee effectiveness review

- The Board undertook a review of the effectiveness of its performance and that of its Committees and individual Directors during the year. The review was internally facilitated by the Chair, supported by the Company Secretary and Lintstock, an independent consultancy that does not have any other connection with the Company. Further information regarding the Board and Committee effectiveness review undertaken during the year can be found on page 88.

Other

- The Committee reviewed and recommended to the Board for approval, a new Charter to replace the Committee's Terms of Reference with effect from January 1, 2025.


Nomination Committee continued

External appointments

The Company's External Appointments Policy requires that the Directors of Indivior PLC receive approval from the Board, following a recommendation from the Committee, prior to accepting an external appointment.

In reviewing an additional appointment, consideration will be given to the Director's length of tenure, existing commitments, the likely time commitment of the new role (having regard to "overboarding" guidelines) and if the appointment is likely to give rise to a conflict of interest.

Executive Directors may hold one non-executive appointment and members of the Executive Committee may hold one external appointment subject to the approval of the Committee. The Executive Directors do not hold any external directorships.

Approach to succession planning

When considering succession planning, the Committee takes a phased and orderly approach by regularly reviewing short-, medium- and long-term Board and Board Committee requirements. These activities take into account good practice guidelines, the various legal and regulatory requirements concerning Board composition, Board and Board Committee performance reviews and Indivior's strategic priorities and planned business developments. The aim is to support the development of a pipeline of talented people to ensure the continuation of Indivior's success.

When considering Executive Director succession, the Committee undertakes an annual review of Executive Committee members' performance, strengths and development opportunities and, where appropriate, considers their potential for succession to the Board.

The Committee also receives insights from external search firms on the external landscape, including the availability of potential candidates and the typical lead time from start of search to close.

At least annually, the Committee undertakes a review of Executive Committee direct reports and considers their potential for succession to the Executive Committee. Where employees are identified as potential successors, the Committee considers their readiness in the near and long term.

Appointments to the Board

There is a formal process in place for the recruitment of new Directors. This process will normally include the appointment of an external search consultancy to support the Committee in the development of a candidate specification, development of long and shortlists, conducting of screening interviews and taking up references.

Candidate specifications are developed by reference to a skills matrix, which is regularly reviewed and updated by the Committee.

Prior to recommendation, there is an assessment of the proposed Director's existing commitments and a review is undertaken of any actual or potential conflicts. Following these steps, the Committee makes a recommendation to the Board regarding the appointment of the preferred candidate to the Board and relevant Committees.

Following engagement with Oaktree, the Board entered into a Relationship Agreement with Oaktree in December 2024. As part of that agreement, the Board agreed to appoint additional independent directors proposed by Oaktree. Members of the Committee met with Oaktree's proposed candidates and subsequently recommended to the Board the appointment of Joe Ciaffoni and Robert Schriesheim as Independent Non-Executive Directors with effect from December 16, 2024. An external search process was not used in connection with these appointments.

Diversity

The following disclosures are made in compliance with Rule 7.2.8A of the U.K. Financial Conduct Authority's Disclosure Guidance and Transparency Rules:

Indivior's approach to diversity is set out in our Code of Conduct (Code) and other supporting policies. The Code is available on the Group's website at www.indivior.com. The Code and the supporting policies apply to all appointments and the commitments set out in the policies are made in accordance with U.K. Listing Rule 22.2.30R and other relevant guidance.

The policies commit Indivior to supporting and furthering talent management through:

- targeted sourcing of people from a variety of backgrounds;
- accelerated development of key talent within the organization; and
- an ongoing focus on creating an environment that allows all of our talented people to prosper.

The Board recognizes the advantages that are derived from bringing different perspectives and skills to ensure effective decision making. The Board is committed to opportunity regardless of personal characteristics.

All Board and senior management appointments are based on merit and objective criteria, seeking to maintain and enhance the effectiveness of the Board and senior leadership.

The Committee endeavors to enhance the Board and Committees' overall effectiveness and, within this context, considers all factors the Committee deems appropriate, which may include minimum individual qualifications, strength of character, judgment, independent, cognitive and personal strengths, familiarity with the Company's business and industry, and the ability to work collegially, and other factors the Committee considers appropriate. Candidate long and shortlists for appointments are drawn from a variety of sources and include a broad range of characteristics in accordance with the Committee's Charter.

Where appropriate, the Committee engages external search firms to assist with Board appointments. Whenever an external search firm is used, the mandate includes the development of a slate of candidates with a broad range of characteristics.


Disclosures required by U.K. Listing Rule 22.2.30R

The tables below set out the diversity data required to be disclosed in accordance with U.K. Listing Rule 22.2.30R:

Gender as at December 31, 2024:

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[1]	Percentage of executive management[1]
Men	10	77%	3	8	73%
Women	3	23%	1	3	27%
Not specified/prefer not to say	-	-	-	-	-

Ethnic background as at December 31, 2024:

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[1]	Percentage of executive management[1]
White British or other White (including minority-White groups)	12	92%	4	8	73%
Mixed/Multiple Ethnic Groups	-	-	-	1	9%
Asian/Asian British	-	-	-	1	9%
Black/African/Caribbean/Black British	1	8%	-	-	-
Other ethnic group	-	-	-	-	-
Not specified/prefer not to say	-	-	-	1	9%

1. In accordance with the U.K. Listing Rules definition, executive management comprises the Executive Committee. Details of Executive Committee membership as at the date of this report can be found on pages 76 to 77.

The above data was collected by each Board and Executive Committee member completing a questionnaire on a confidential and voluntary basis through which they self-reported their gender and ethnicity. In each case, the data was aligned to the definitions set out in the U.K. Listing Rules.

The Company has selected December 31, 2024 as its chosen reference date for the purpose of the above disclosures.

On December 31, 2024, Graham Hetherington, Chair, Jerome Lande, Non-Executive Director, and Ryan Preblick, Chief Financial Officer, stepped down from the Board. On January 31, 2025, Daniel Ninivaggi was appointed as an Independent Non-Executive Director. On March 2, 2025, Robert Schriesheim stepped down from the Board. Therefore, as at the date of this Annual Report and Accounts, the Board comprises seven men (70%) and three women (30%).

As at December 31, 2024, the Company had met two of the three diversity targets set out in U.K. Listing Rule 22.2.30R(1):

- At least one senior-level Board position is held by a woman.
- At least one member of the Board is from a minority ethnic background.

The remaining target not yet met by the Company is that at least 40% of Board members are women.

As further vacancies arise, compliance with the U.K. Listing Rules will remain an area of focus for the Committee.

Dr. David Wheadon
Chair of the Nomination Committee

March 6, 2025


Compliance, Ethics & Sustainability Committee



At December 31, 2024, the membership of the Committee was as follows:

- Mark Stejbach (Chair)
- Juliet Thompson
- Dr. Keith Humphreys
- Graham Hetherington*
- Jerome Lande*

*Graham Hetherington and Jerome Lande retired from the Board and as members of the Committee on December 31, 2024.

> ❯ Details of attendance at Committee meetings can be found on page 81

On behalf of the Board, I am pleased to present the Compliance, Ethics & Sustainability Committee Report for the financial year ended December 31, 2024.

This report provides insight into the compliance, ethics, and sustainability matters undertaken by the Committee during the year.

The Committee has responsibility for oversight of the Group's Global Integrity & Compliance Program and, in addition, has broader responsibility for oversight of the Group's approach to ethical, responsible, and sustainable conduct. This includes responsibility for assessing effectiveness of the Group's Global Integrity & Compliance Program and oversight of the Group's Sustainability Framework, which includes the Group's climate change strategy.

Also during the year, we recommended to the Board the adoption of a new Committee Charter to replace our Terms of Reference, effective January 1, 2025. Whereas the Terms of Reference largely reflected the requirements of the U.K. Corporate Governance Code (which no longer applies to Indivior following the transfer of its primary listing from the U.K. to the U.S.), the Charter is more aligned to U.S. best practice. It reflects U.S. governance requirements and expectations and will support our transition to becoming a U.S. listed domestic filer.

The Committee will continue to work with the Board and stakeholders to drive the Group's strategy of compliant, ethical, and sustainable behavior.

Mark Stejbach
Chair of the Compliance, Ethics
& Sustainability Committee

💬 Members and meetings

At the invitation of the Committee, the Chief Executive Officer, the Chief Legal Officer, and the Company Secretary attended meetings of the Committee.

The Chief Integrity & Compliance Officer and the Compliance Expert to the Board attend the relevant section of each Committee meeting that relates to integrity and compliance matters. For part of each meeting, the Committee meets privately with the Chief Integrity & Compliance Officer and the Compliance Expert to the Board and then also separately meets with the Compliance Expert to the Board only.

The Deputy Company Secretary is secretary to the Committee.

The Chair of the Committee reports on the activities of the Committee at the following Board meeting, and copies of the minutes of Committee meetings are circulated to all Directors.

The Committee has delegated authority from the Board, which is set out in its Charter and available to view on the Group's website at www.indivior.com.

 Role and responsibilities

The principal role and responsibilities of the Committee include:

Integrity & Compliance

- Overseeing the Group's Global Integrity & Compliance Program, which includes review of compliance program standards and resourcing levels, and development and maintenance of internal systems and controls to support the Group's policies and procedures relating to compliance matters.
- Receiving regular reports from the Chief Integrity & Compliance Officer (on at least a quarterly basis) on corporate compliance matters.
- Receiving reports on the findings of internal investigations, including management's response, and on any material inquiries received from regulators or governmental agencies.

Ethics & Sustainability

- Overseeing the development of the Group's Sustainability Framework and objectives and performance against those objectives.
- Reviewing the Group's performance against environmental goals and targets (including greenhouse gas emissions).
- Receiving regular reports from the Chief Strategy & Operating Officer and the Chief Manufacturing & Supply Officer (on at least a half-yearly basis) on the Group's approach to ethical, responsible, and sustainable conduct.
- Overseeing the development of the Group's climate change strategy and related policies and management systems and the disclosure of climate-related information required by emissions reporting requirements and other related regulations.
- Reviewing sustainability and related environmental, social, and governance disclosures (including disclosures recommended by the Task Force on Climate-related Financial Disclosures).

📅 ACTIVITIES DURING THE YEAR

During the year, the Committee considered, among other items, the following matters:

Integrity & Compliance

Ahead of each meeting, the Committee received the Integrity & Compliance dashboards, which showed performance across all program areas, including:

- progress against the Integrity & Compliance key strategic priorities for the year;
- key program enhancements, including developments to policies and process enhancements supported by external advisors;
- risk assessments and mitigation plans;
- details of training and workforce education activities;
- field monitoring activities;
- transparency reporting;
- reports received via the Group's confidential reporting hotline (EthicsLine) and subsequent investigations; and
- staffing and resourcing of the Integrity & Compliance Department.

To support it in its oversight of the Integrity & Compliance Program, the Board appointed an independent consultancy, Epsilon Life Sciences, as Compliance Expert to the Board.

Further information regarding the Group's Integrity & Compliance Program can be found on pages 41 to 42.

Ethics & Sustainability

On a half-yearly basis, the Committee received updates on progress made on the Group's ESG and sustainability strategy and activities. This included details of key milestones achieved in 2024:

- development of a program of regular contact with investors and rating agencies, and increased engagement to enable a greater understanding of our commitment to sustainability;
- confirmation that the 2023 Sustainability Report, published in August 2024, had been proactively shared with stakeholders;
- completion of the required double materiality assessment with the assistance of third-party advisors;
- progress on the required CSRD-readiness assessment;
- development of an ESG strategy built on three pillars – transforming lives through meaningful recovery, growing our impact, and living our values and sharing our progress;
- update on sustainability metrics as an Annual Incentive Plan modifier; and
- overview of initiatives implemented during the year to reduce the Group's carbon emissions, including:
  - installation of solar panels at the Fine Chemical Plant (Hull, U.K.);
  - continued transition of the commercial sales fleet to hybrid vehicles; and
  - switch to a more sustainable packaging carton for SUBOXONE film.

Science Committee



At December 31, 2024, the membership of the Committee was as follows:

- Peter Bains (Chair)
- Dr. Keith Humphreys
- Barbara Ryan
- Mark Stejbach
- Dr. David Wheadon

> Details of attendance at Committee meetings can be found on page 81

On behalf of the Board, I am pleased to present the Science Committee Report for the financial year ended December 31, 2024.

During the year, the Committee has continued to focus support in delivering to the Board the Group's R&D and Medical Affairs and Safety (MA&S) strategies and considered future developments in medical science and technology within the sphere of substance use disorder. This has given the Committee further insight and understanding of the issues encountered in areas of substance use disorder and patient treatment.

Also, during the year, we recommended to the Board the adoption of a new Committee Charter to replace our Terms of Reference, effective January 1, 2025. Whereas the Terms of Reference largely reflected the requirements of the U.K. Corporate Governance Code (which no longer applies to Indivior following the transfer of its primary listing from the U.K. to the U.S.), the Charter is more aligned to U.S. best practice. It reflects U.S. governance requirements and expectations and will support our transition to becoming a U.S. listed domestic filer.

I will be stepping down as an Independent Non-Executive Director and as Chair of the Committee effective the close of our AGM in May 2025. An announcement on my successor as Chair of the Committee will be made in due course. It has been a privilege to serve as Chair of the Committee for the past five years and I know the Committee will continue to assist the Board in pursuing its strategic objectives.

Peter Bains
Chair of the Science Committee

Members and meetings

During the year, there was a change to the composition of the Committee. On June 1, 2024, Dr. David Wheadon was appointed as a member of the Committee.

The Committee typically meets before scheduled meetings of the Board. At the invitation of the Chair of the Committee, the Chief Scientific Officer, Chief Commercial Officer, and Chief Strategy & Operating Officer regularly attend meetings of the Committee.

The Deputy Company Secretary is secretary to the Committee.

The Committee has delegated authority from the Board, which is set out in its Charter and available to view on the Group's website at www.indivior.com.

The Committee has authority to appoint consultants and other advisors at its discretion.

The Committee holds a private session at each meeting without members of the management team being present.

The Chair of the Committee reports on the activities of the Committee at the following Board meeting, and copies of the minutes of Committee meetings are circulated to all Directors.

Role and responsibilities

The principal role and responsibilities of the Committee include:

- Providing assurance to the Board regarding the quality, competitiveness, and integrity of the Group's R&D and MA&S activities.
- Reviewing the scientific technology, R&D, and MA&S capabilities deployed within the business.
- Assessing the decision-making processes for R&D projects and programs, to include a review of benchmarking against industry and scientific best practice where appropriate.



ACTIVITIES DURING THE YEAR

During the year, the Committee:

- Monitored the strategic priorities of the R&D and MA&S teams to ensure continued alignment with the strategic objectives of the Group.
- Received detailed presentations, including but not limited to SUBLOCADE label updates, data collection through the RECOVER long-term study, Phase 4 studies, expansion of the U.S. Field Medical team, and the integrated use of data and data analytics.
- Received comprehensive briefings on scientific initiatives associated with substance use disorder and recovery treatments, including but not limited to cravings, rapid initiation protocol using buprenorphine in fentanyl-exposed individuals, and recovery research encompassing pharmacogenetics.
- Received comprehensive updates on 17 due diligence workstreams aimed at ranking and recommending the best business development opportunities in addiction medicine.
- Continued to monitor and review the planning and execution of the Group's Phase 4 clinical studies, including SUBLOCADE rapid induction, alternative injection sites, long-term recovery outcomes, treatment cessation guidance and comparative effectiveness, as well as a platform for data integration/sharing with the scientific/medical communities (Recovery from OUD Open Access Data (ROAD)).
- Reviewed OPVEE post-marketing requirements, real-world evidence studies, and the investment of Project Bioshield funds by the Biomedical Advanced Research and Development Authority (BARDA).

- Continued to monitor and review the progress and development of the Group's product pipeline strategy and early-stage asset development opportunities, including:
  - INDV-2000: selective Orexin-1 receptor antagonist for the treatment of opioid use disorder (OUD), and
  - INDV-6001: three-month long-acting injectable (LAI) buprenorphine for the treatment of OUD;

  as well concluded on the discontinuation of the following pipeline products:
  - INDV-1000: selective GABA-B positive allosteric modulator for the treatment of alcohol use disorder (AUD),
  - AEF0117: cannabinoid-1 negative allosteric modulator for the treatment of cannabis use disorder (CUD),
  - INDV-4002: intranasal naltrexone for the treatment of AUD,
  - INDV-5004: drinabant for the treatment of acute cannabinoid overdose, and
  - CT-102: digital therapeutics for the treatment of OUD.

- Reviewed progress of regulatory filings outside the U.S. with particular emphasis on SUBOXONE film and SUBUTEX PRO.
- Agreed the 2025 real-world evidence and regulatory priorities, including new and ongoing studies in support of SUBLOCADE, OPVEE, INDV-2000, and INDV-6001.
- Received updates from the Chief Scientific Officer on progress of peer-reviewed publications in which the Group was involved and approved the 2025 Peer-Reviewed Publication Plan and 2025 Key Conference Presentation Plan.


Directors' Remuneration Report

ANNUAL REMUNERATION STATEMENT



Dear Shareholders,

On behalf of the Board, I am pleased to present our Directors' Remuneration Report for the financial year ended December 31, 2024.

This report is split into three sections:

- The Annual Remuneration Statement, which summarizes the remuneration outcomes in 2024.

  ▶ Read more on pages 106 to 108

- The Annual Report on Remuneration, which describes how the 2024 Remuneration Policy was implemented in 2024.

  ▶ Read more on pages 109 to 122

- A summary of the 2024 Remuneration Policy, which was approved by shareholders at the AGM on May 9, 2024.

  ▶ Read more on pages 123 to 124

My colleagues on the Compensation Committee and I hope that you find the report clear, transparent and informative, and we look forward to your support at our AGM on May 8, 2025 (2025 AGM).

Remuneration policies and practices

We continued to implement the Directors' Remuneration Policy which was approved by Shareholders at the AGM in 2024 (2024 Remuneration Policy) with the remuneration philosophy of aligning the incentives of senior executives with the Group's strategic priorities. Our 2024 Remuneration Policy was designed to support our strategic priorities, the long-term sustainable success of the Group, and our purpose of pioneering life-transforming treatments.

All payments to Directors during the year were made in accordance with the 2024 Remuneration Policy.

2024 business performance

The operational results enabled total net revenue to increase by 9% to $1,188m and adjusted operating profit to increase by 16% to $312m.

While the Group did ultimately deliver another year of net revenue and adjusted operating profit growth, it was below the expectations set at the beginning of 2024.

2024 remuneration outcomes

The Group's operational results in 2024 resulted in some outturn in respect of the 2024 AIP, but no vesting under the 2022-2024 LTIP. The Committee believes that these outcomes accurately reflected the challenging operating environment during the year. In considering remuneration outcomes, the Committee was highly cognizant of shareholders' experience during the year.

Factoring in the above, the Committee concluded that it was not necessary to exercise discretion to override the formulaic outcomes under the 2022-2024 LTIP and 2024 AIP.

AIP

The 2024 AIP measures were focused on accelerating the global growth of SUBLOCADE, advancing PERSERIS and OPVEE in the U.S. and the advancement of pipeline assets. In line with the Group's strategic priorities, the majority of the weighting remained focused on SUBLOCADE. The 2024 AIP included a modifying metric, which was tied to the achievement of certain environmental, social and governance (ESG) objectives.

The Group continued to make solid progress in driving the net revenue growth of SUBLOCADE. However, SUBLOCADE's growth was challenged by external transitory pressures impacting our U.S. net revenue, including Medicaid patient reductions; funding changes among certain criminal justice system customers; a cyberattack on a major medical claims processor; and a changed market backdrop, with a new competitor to SUBLOCADE in the U.S. market. As a result, revenues fell below our expectations for the year and consequently did not reach threshold vesting for this element.

During the year, the decision was made to discontinue the promotion and marketing support activities relating to PERSERIS as a result of market changes that would have made the product no longer financially viable. As a result, the 2024 target for PERSERIS was measured to June 30, 2024 only. The remaining weighting was reallocated to the SUBLOCADE and OPVEE targets. Based upon the results from January 1, 2024 to June 30, 2024 of $23m, the outturn in respect of PERSERIS was between threshold and target, resulting in an outturn of 2% of the overall AIP.

Outturn in respect of OPVEE was at threshold, resulting in an outturn of 1.0% of the overall AIP. For the 2024 AIP, 20% of the bonus was based on performance against pipeline KPIs.

In 2024, 20% of the AIP was based upon performance against pipeline KPIs, relating to development milestones in relation to INDV-6001, INDV-2000, INDV-1000 and AEF0117. Overall outturn in respect of the pipeline KPI measure was 17.5% of the overall AIP.

Overall, this resulted in an outturn of 20.5% of the maximum bonus payable. All objectives under the ESG modifier were achieved or exceeded, resulting in a 1.0 multiplier (i.e., no downward adjustment to overall AIP attainment). Further detail regarding performance against objectives set under the ESG metric can be found on pages 113 and 114.

In line with the 2024 Remuneration Policy, 75% of the 2024 bonus will be delivered in cash, and 25% will be deferred into conditional shares for a period of two years under the Deferred Bonus Plan (DBP), subject to continuous employment and malus provisions.

LTIP

For LTIP awards granted in 2022, the year ended December 31, 2024 was the final year of the three-year performance period. These awards were subject to two separate measures of equal weighting: 1) relative TSR versus the constituents of the FTSE 250 (excluding investment trusts); and 2) relative TSR versus the constituents of the S&P 1500 Pharmaceutical and Biotech Index. The Group did not achieve threshold performance in respect of the performance measures and consequently there was 0% vesting of these awards and they lapsed in full.

The Committee believes that the 2024 Remuneration Policy operated as intended and considers that the Executive Directors' remuneration in respect of the 2024 financial year was appropriate in the context of the underlying adjusted results of the Group and the experience of shareholders and the workforce.

Further information regarding the targets and remuneration outcomes are set out in the Annual Report on Remuneration on page 114.

Implementation of Remuneration Policy for the Executive Director in 2025

For the past decade, our approach to Directors' remuneration has been a careful balancing of our position as a U.K. primary listed company subject to U.K. governance requirements and U.K. investor expectations, alongside our primarily U.S.-focused business.

As a result of the relocation of Indivior's primary listing from the U.K. to the U.S., the Committee commenced a comprehensive review of our remuneration practices against U.S. market practice and a U.S. based peer group in 2024. The outcome of that review highlighted that our practices are significantly behind U.S. market norms in terms of overall competitiveness, both in structure and in quantum. As our highest value market, it is imperative for Indivior to have pay arrangements that are appropriate, attractive and competitive in comparison with the U.S. biopharmaceutical sector with which we compete for talent.

In December 2024, we commenced a consultation with our major shareholders to seek their views on making certain changes to our 2024 Remuneration Policy to increase the appropriateness and competitiveness of our arrangements. The changes we proposed at that time were an initial step in evolving our pay approach, and our intent was to move towards U.S. market norms over a number of years.

On February 27, 2025, we announced the appointment of Joe Ciaffoni as Chief Executive Officer, to succeed Mark Crossley who is stepping down from the Board this year. Joe is a proven public company CEO with more than 30 years of experience in pharmaceuticals and biotech, most recently serving as President and CEO of Collegium Pharmaceuticals. He has a strong track record of operational and strategic success, working across diverse models and therapeutic areas spanning specialty, rare disease, mass market and hospital.

Joe Ciaffoni's appointment necessitates the acceleration of our move to U.S. market norms and the terms of his appointment are subject to, and effective upon, the approval by shareholders of a new remuneration policy at the 2025 AGM. We plan to discuss the proposed new remuneration policy (proposed 2025 Remuneration Policy) with our major shareholders in the coming weeks.

Given the timing of these changes, we have therefore determined that it is necessary to delay the publication of the proposed 2025 Remuneration Policy. For that reason, the proposed 2025 Remuneration Policy is not included in this report and it is currently intended that it will instead be published in our 2025 Notice of AGM. Details of how we intend to implement the proposed 2025 Remuneration Policy during 2025 will also be set out in the 2025 Notice of AGM.


Directors' Remuneration Report continued

Board changes

As announced on February 27, 2025, Mark Crossley will step down from the role of Chief Executive Officer and from the Board later this year. He is expected to remain as Chief Executive Officer until the date of the Company's AGM in May 2025 when he would step down as director. Given the appointment of Mr. Ciaffoni as Chief Executive Officer is contingent upon approval of a new directors' remuneration policy, to ensure a smooth transition from Mr. Crossley to Mr. Ciaffoni, Mr. Crossley's notice period will commence on August 1, 2025 and he will remain an employee until the expiry of his notice period on August 1, 2026. A summary of his remuneration arrangements on departure is as follows:

- Mr. Crossley will continue to receive salary and benefits through the expiry of his notice period.
- The 2024 AIP bonus will be paid at the normally scheduled payment time, subject to deferral of 25% of the 2024 AIP bonus in line with the 2024 Remuneration Policy.
- He will be entitled to a payment under the 2025 AIP which will be based on 1) delivering a smooth transition to his successor and 2) achievement of the Group's net revenue and adjusted operating profit targets for H1 2025.
- The LTIP awards granted to him in 2023 and 2024 shall vest subject to performance conditions without pro-ration and will be released in 2028 and 2029 respectively.
- He will not be eligible to receive an LTIP award in 2025.

Further details of Mr. Crossley's termination arrangements and payments made will be disclosed on the Company's website and in the 2025 Annual Report and Accounts in accordance with the relevant regulations.

Consistent with the Company's move to a primary U.S. listing in 2024, I have decided not to stand for re-election at this year's AGM and will step down immediately thereafter. I would like to take this opportunity to thank shareholders for their valued engagement and support during my time as Chair of the Compensation Committee. I will be succeeded by Barbara Ryan who has been a member of the committee since October 2023. I look forward to continuing to worth with Barbara over the coming months to ensure a smooth transition.

About this report

This report should be read in conjunction with the 2025 Notice of AGM, once published, and this report and the 2025 Notice of AGM together comprise the annual Directors' Remuneration Report.

Jo LeCouilliard
Chair of the Compensation Committee

March 6, 2025

U.K. Corporate Governance Code: Provision 40

On June 27, 2024, Indivior transferred its listing category on the Official List of the U.K. Financial Conduct Authority (FCA) from the "Premium Listing (commercial company)" category to the "Standard Listing (shares)" category (Listing Transfer). The Listing Transfer took effect on June 27, 2024 and this enabled the orderly process to relocate the Company's primary listing from the U.K. to the U.S. on that date. On July 29, 2024, the FCA implemented a series of reforms to its U.K. Listing Rules which removed the premium and standard listing categories and introduced new categories in their place. As a result, the Company was mapped to a new "Equity Shares (Transition)" category on that date.

From January 1, 2024 to the Listing Transfer on June 27, 2024, as a premium listed company, Indivior was required to apply the principles and comply or explain non-compliance with the provisions of the U.K. Corporate Governance Code 2018 (U.K. Code). As a result of the Listing Transfer on June 27, 2024, the requirement to apply the U.K. Code fell away. However, notwithstanding this, the Company chose to continue to apply the principles and comply or explain non-compliance with the provisions of the U.K. Code on a voluntary basis during the period from June 28, 2024 to December 31, 2024.

When developing and considering the proposed operation of the 2024 Remuneration Policy in 2024, the Committee was mindful of, and feels it has appropriately addressed, the following factors set out in the U.K. Code:

Clarity

The Committee welcomes open and frequent dialogue with shareholders on our approach to pay. We are committed to clear and transparent disclosure on all aspects of executive remuneration.

We wrote to our top shareholders and invited them to engage in respect of our 2024 Remuneration Policy.

Simplicity

We believe the remuneration arrangements for Executive Directors, as well as those throughout the organization, are simple in nature and well-understood by both participants and shareholders. The purpose, structure and strategic alignment have been clearly laid out in the 2024 Remuneration Policy.

Risk

The Committee considers that the structure of incentive arrangements does not encourage inappropriate risk-taking. Performance targets for incentive arrangements are set to reward the delivery of the Group's strategy, which is set in line with the Group's risk appetite.

AIP deferral, the LTIP holding period and our shareholding requirement, including post-cessation holding, provide a clear link to the ongoing performance of the business and the experience of our shareholders. Malus and clawback provisions continue to apply to the AIP and LTIP, and are governed by the Company's Malus & Clawback Policy.

Predictability

The 2024 Remuneration Policy contains details of threshold, target and maximum opportunity levels under our AIP and LTIP, with actual outcomes dependent on the performance achieved against predetermined measures and target ranges.

Proportionality

Our performance measures and target ranges under the AIP and LTIP are aligned with the Group's strategy and with shareholders' interests over the longer term.

Under the AIP and LTIP discretion may be applied where formulaic outturns are not considered reflective of underlying Group or individual performance. The Committee exercised discretion in recent years to reduce the outcomes under the 2018 AIP, the 2017-2019 LTIP and 2018-2020 LTIP to zero.

The Committee reduced the quantum of awards granted under the LTIP in 2019 and 2020 to 325% and 225% of base salary respectively to mitigate against any potential windfall gains.

Alignment to culture

The 2024 Remuneration Policy was designed to support the delivery of the Group's key strategic priorities and are aligned to Indivior's purpose, values and culture.

As part of the Group's commitment to a culture of compliance and integrity, all employees are required to complete mandatory compliance training each year. Timely completion of the mandatory training is reflected in the governance component of an individual's personal development review (PDR) objectives. This objective also includes such things as: adhering to all terms of our government agreements, ensuring timely reporting of adverse events and prescriber concerns, adhering to our Code of Conduct and other policies and procedures, and following our "Speak Up" culture for reporting concerns and elevating compliance risk. Failure to complete the mandatory compliance training or to meet other compliance objectives can impact any merit-based salary increase and/or annual bonus that may be awarded.


Annual Report on Remuneration

This Directors' Remuneration Report has been prepared in accordance with the provisions of the Companies Act 2006 and Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulation 2008 (as amended), the U.K. Corporate Governance Code (Code) and the U.K. Financial Conduct Authority's Listing Rules and Disclosure Guidance and Transparency Rules.

The following report outlines our remuneration framework and how the 2024 Remuneration Policy was implemented in 2024. This Annual Report on Remuneration, together with the Annual Remuneration Statement from the Chair of the Committee, will be submitted to an advisory shareholder vote at the 2025 AGM.

There were no deviations from the procedure for the implementation of the 2024 Remuneration Policy during the year.

The Compensation Committee

In line with U.S. market practice, the Remuneration Committee changed its name to the Compensation Committee on January 1, 2025. All members of the Committee were considered to be independent for the purposes of the Code during the year, with the exception of the Chair of the Board, Graham Hetherington, who was independent on appointment. Graham Hetherington stepped down from the Board and the Committee on December 31, 2024. All members of the Committee exercise independent judgment and discretion when authorizing remuneration outcomes, and they do not have a personal financial interest, other than as shareholders, in the matters considered by the Committee. The Committee's Terms of Reference (TOR), which were in effect until December 31, 2024, required that the Chair of the Committee should have served on a remuneration committee for at least 12 months prior to appointment.

During the year, we recommended to the Board the adoption of a new Committee Charter to replace the TOR, effective January 1, 2025. Whereas the TOR largely reflected the requirements of the Code (which no longer applies to Indivior following the transfer of its primary listing from the U.K. to the U.S. in June 2024), the Charter is more aligned to U.S. best practice. It reflects U.S. governance requirements and expectations and will support our transition to becoming a U.S. listed domestic filer.

Meetings

Only members of the Committee have the right to attend Committee meetings. The Company Secretary acts as secretary to the Committee. At the invitation of the Committee, the Chief Executive Officer, Chief Human Resources Officer, Global Compensation and Benefits Director and the Company Secretary attended meetings and provided advice to the Committee. The Committee meets with the advisors at each meeting without management present.

Members of the Committee and any person attending its meetings do not participate in and are not involved in deciding their own remuneration outcomes.

The Chair of the Committee reports on the activities of the Committee at the following Board meeting, and copies of the minutes of Committee meetings are circulated to all Directors.

As at December 31, 2024 the membership of the Committee was as follows:

- Jo LeCouilliard (Chair)
- Peter Bains
- Graham Hetherington
- Barbara Ryan
- Dr. David Wheadon

Changes during the year:

- Dr. David Wheadon was appointed a member on June 1, 2024.
- Graham Hetherington stepped down as a member on his retirement from the Board on December 31, 2024.

▶ **Details of attendance at Committee meetings can be found on page 81**

Advice provided to the Compensation Committee

The Committee appointed Mercer U.S. LLC (Mercer) (a global executive compensation advisory firm) as an advisor in May 2024 in anticipation of the transfer of Indivior's primary listing to the U.S. in June 2024. The Committee agreed that Deloitte LLP (Deloitte), which was appointed as an advisor in December 2014, would be retained to support through the transition period. Mercer is an independent compensation consultant primarily focused on U.S. pay practices and was selected as a result of its specific experience in supporting companies who have migrated their primary listing from the U.K. to the U.S. Deloitte is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the U.K. Fees for advice provided to the Committee for the year, charged on a time spent basis, were $409k in respect of Mercer and £64.5k in respect of Deloitte. Mercer also provided employee benefits consulting support in the U.K., Germany and Australia.

Deloitte also provided advisory services supporting climate-related disclosures as well as other employee and tax-related services to the Group during the year. This included payroll support for the Non-Executive Directors and tax return support in respect of the Executive Directors' U.S. and U.K. taxable income.

The Committee reviews its relationships with its advisors periodically and is satisfied that the advice provided by Mercer and Deloitte is objective and independent. During the year, the Committee reviewed Deloitte and Mercer's processes and internal protocols and concluded that they continued to remain objective and independent.


Role and responsibilities

Indivior's remuneration policies and practices are designed to promote the Group's purpose and its long-term sustainable success. The Committee's role is to assist the Board of Directors in fulfilling its oversight responsibility by ensuring that its Remuneration Policy and practices reward fairly and responsibly, are linked to corporate performance, and take account of the generally accepted principles of good governance.

The Committee has delegated authority from the Board for determining the policy for Executive Director remuneration and setting remuneration for the Chair, Executive Directors, and senior management. This delegated authority was set out in the Committee's TOR until December 31, 2024 and is now set out in the Committee's Charter, which was adopted by the Committee and replaced the TOR with effect from January 1, 2025.

On behalf of and subject to approval by the Board, the Committee primarily:

- sets and regularly reviews the Group's overall remuneration strategy;
- determines the Remuneration Policy for Executive Directors, the Chair of the Board, and senior management;
- in respect of senior management sets, reviews, and approves:
  - remuneration policies, including the Company's equity-based compensation plans;
  - individual remuneration and compensation arrangements;
  - participation in the AIP and LTIP; and
  - applicable targets for the AIP and LTIP.

Key activities during the year

During the year, the Committee:

- Reviewed the Group's executive remuneration arrangements in line with the 2021 Remuneration Policy, ahead of considering and submitting the 2024 Remuneration Policy to shareholders at the 2024 AGM (February).
- Reviewed and approved a standalone Malus & Clawback policy for the mandatory recovery of excess incentive-based compensation (February).
- Reviewed performance in respect of the outcome for the AIP for the 2023 financial year and 2021-2023 LTIP awards (February).
- Approved the 2023 Directors' Remuneration Report (February).
- Reviewed and approved the targets and measures in respect of the 2024 AIP and the 2024-2026 LTIP awards (granted in March 2024) (February).
- Reviewed participation rates for the Group's all-employee share plans (February).
- Considered and approved the appointment of Mercer as a remuneration advisor, and considered the independence of its existing remuneration advisor, Deloitte (May).
- Considered the design of incentives for 2025, including the structure of the AIP and the LTIP (July, September, November).
- Reviewed and approved an updated peer group to align with U.S. market practice for remuneration benchmarking (July, September).
- Considered the Committee's effectiveness and priorities for the forthcoming year (September).
- Reviewed and approved amendments to the rules of the LTIP, the DBP, and Sharesave plans to incorporate fixed share plan reserves in line with US market practice (September).
- Considered Executive Committee remuneration relative to the market (September).
- Considered benchmark shareholding requirements and reviewed the progress of the Executive Directors and members of the Executive Committee against their existing shareholding requirements (September).
- Reviewed workforce remuneration arrangements and related policies and their alignment with local market practice and executive remuneration arrangements (September).
- Conducted a comprehensive review of remuneration practice against U.S. market practice and a U.S. based peer group and developed a revised remuneration policy. The proposed changes were discussed with major shareholders and feedback from those discussions was considered by the Committee (July, September, November).
- Considered and approved Executive Committee salary reviews for 2025 (November).
- Considered the fees for the incoming Chair, following a benchmarking review (November).
- Approved the Committee's change of name with effect from January 1, 2025 and approved its new Charter for recommendation to the Board (November).


Directors' Remuneration Report continued

Single total figure of remuneration for the Executive Directors (audited)

The table below sets out the remuneration of the Executive Directors for the financial year ended December 31, 2024, and comparative figures for the financial year ended December 31, 2023.

Executive Directors	Mark Crossley		Ryan Preblick[4]	
	2024 $'000	2023 $'000	**2024 $'000**	2023 $'000
Fixed pay				
Base salary	**871.7**	834.2	**539.9**	516.7
Taxable benefits[1]	**63.3**	64.2	**65.0**	66.8
Pension benefits	**29.3**	28.0	**29.3**	28.0
Total fixed pay	**964.4**	926.4	**634.2**	611.5
Variable pay				
AIP[2]	**357.4**	1,418.1	**132.8**	527.0
LTIP[3]	**0.0**	6,697.0	**0.0**	4,769.7
Total variable pay	**357.4**	8,115.1	**132.8**	5,296.7
Total pay	**1,321.8**	9,014.6	**767.0**	5,908.2

Note: Totals may not sum up due to rounding.

1. Taxable benefits included car allowances ($19.5k each for Mark Crossley and Ryan Preblick) and medical cover ($22.3k for Mark Crossley and $32.8k for Ryan Preblick).
2. The AIP is paid 75% in cash, with the remaining 25% deferred into conditional shares for two years under the DBP (subject to continued employment as well as malus provisions). Ryan Preblick is not required to defer part of his 2024 bonus as he is no longer an Executive Director.
3. The value of the 2021-2023 LTIP awards, which vested on March 1, 2024, has been updated to reflect the share price (1764.0p) on the vesting date and converted to $ using the exchange rate (£1:$1.2655) on the vesting date.
4. Ryan Preblick stepped down as an Executive Director on December 31, 2024. Mr Preblick continues in his role as Chief Financial Officer and he remains a member of the Executive Committee.

Base salary (audited)

The Executive Director received a base salary increase of 3.5% effective January 1, 2025. Senior executives were awarded base salary increases aligned with those for the wider workforce. The annual base salary for the Executive Director as at January 1, 2025 and January 1, 2024 is set out below

Executive Director	Base salary at January 1, 2025 $'000	Base salary at January 1, 2024 $'000	% increase on prior year
Mark Crossley	**902.3**	871.7	3.5%

Taxable benefits (audited)

Taxable benefits consist primarily of healthcare, car allowance, life and disability insurance and professional support for the completion of U.S. and U.K. tax returns.

Pension benefits (audited)

During 2024, Mark Crossley and Ryan Preblick each received pension contributions consisting of profit-sharing contributions of $13.8k (4% of eligible compensation) and a Company match of $15.5k (75% on elected deferrals up to 4.5% of eligible compensation) as participants of the Indivior Profit Sharing Plan and 401(k) Plan. Contributions were subject to the limits set by the U.S. Internal Revenue Service. Executive Directors do not have a prospective entitlement to a defined benefit or cash balance pension by reason of qualifying service.

No changes have been made to the pension arrangements of the Executive Director for 2025. The Executive Director's pension benefits remain fully aligned with those of the wider U.S. workforce.

Annual Incentive Plan

AIP 2024 (audited)

The maximum AIP opportunity for the Chief Executive Officer was 200% of base salary. The maximum AIP opportunity for the Chief Financial Officer was 120% of base salary.

The 2024 AIP measures were focused on accelerating the global growth of SUBLOCADE, advancing PERSERIS and OPVEE in the U.S. and the advancement of pipeline assets. In line with the Group's strategic priorities, the weighting remained focused on SUBLOCADE. The 2024 AIP included a modifying metric, which was tied to the achievement of certain ESG objectives. The Group continued to make solid progress in driving the global growth of SUBLOCADE, however, its continued growth was challenged by external transitory pressures. The results fell below our expectations for the year and consequently did not achieve the vesting threshold for this element. During the year, the decision was made to discontinue the promotion and marketing support activities relating to PERSERIS as a result of market changes that would have made the product no longer financially viable. As a result, the 2024 target for PERSERIS was measured to June 30, 2024 only. The remaining weighting was reallocated to the SUBLOCADE and OPVEE targets. Based upon the results from January 1, 2024 to June 30, 2024 of $23m, the outturn in respect of PERSERIS was between threshold and target, resulting in an outturn of 2% of the overall AIP. Outturn in respect of OPVEE was at threshold, resulting in an outturn of 1.0% of the overall AIP.

In 2024, 20% of the AIP was based upon performance against pipeline KPIs, relating to key objectives in respect of the development of INDV-6001 (three-month long-acting buprenorphine injectable), INDV-2000 (selective OX1 receptor antagonist), INDV-1000 (GABAB positive allosteric modular) and AEF0117 (cannabinoid-1 receptor synthetic signaling specific inhibitor). A total of ten pipeline KPI measures were set, nine of which were achieved within the timeframe set, resulting in an outturn of 17.5% of the overall AIP.

The table below provides an overview of the performance against the targets set by the Committee.

Measure	Weighting	Performance targets Threshold	Target	Maximum	Achieved	Outturn as a % of maximum
Global net revenue – SUBLOCADE	63%	$820.0m	$855.0m	$890.0m	$755.8m	0%
U.S. net revenue – PERSERIS	8%	$22.4m	$26.4m	$30.5m	$23.3m	2.0%
U.S. net revenue – OPVEE	9%	$15.0m	$20.0m	25.0	$15.2 m	1.0%
Pipeline KPIs	20%	3/10 points	6/10 points	10 points	9/10 points	17.5%
Total	**100%**					**20.5%**

In addition, an ESG metric acted as a potential modifier to the AIP, reducing the overall AIP outturn by up to 10% if certain ESG targets were not met during the year. ESG metrics focused on how we drove forward our understanding of the disease state and created new science to pave the way for an even deeper understanding of patient needs. We honored our commitment to maintaining a robust and reasonable approach at all times, and minimized our impact on the environment.

The ESG targets were as follows:

Pillar	Measure	Achievement
Environmental	Implement initiatives that will lead to a reduction in long-term Scope 1 and 2 carbon emissions.	A number of key carbon emission reduction initiatives were implemented through the year. This included the installation of solar panels, switch to more sustainable product packaging, and continued roll-out of hybrid vehicles in the U.S. fleet.
Social	Execute on agreed Real-World Evidence (RWE) studies and data generation plan.	All planned Real World Evidence studies and data generation plans were completed in the year.
Social	Execute on agreed 2024 publication strategy and presentation at scientific conferences.	All targeted submissions of peer-reviewed publications and conference presentations were delivered.
Governance	Maintain compliance with Government Agreements and promotion of 'Speak Up' culture.	Maintained compliance with and achievements against targets relating to the 'Speak Up' culture, as demonstrated through survey results, which were above benchmark.
Overall		

Overall performance resulted in a formulaic outturn of 20.5% of maximum. 25% of Mark Crossley's 2024 AIP bonus payment will be deferred into conditional shares for two years under the DBP (subject to continued employment as well as malus provisions)


Directors' Remuneration Report continued

The Committee considered the formulaic outcome to be appropriate in the context of the underlying performance of the business and the wider context of the operating environment and our shareholders and stakeholders and therefore did not exercise its discretion.

DBP awards (audited)

In line with the 2024 Remuneration Policy, Executive Directors deferred 25% of their 2023 bonus into conditional shares under the DBP. The deferred conditional share awards were granted on March 14, 2024 and vest after two years, subject to continued employment as well as malus provisions.

Executive Directors for the year ended December 31, 2024	Date of grant	No. of shares under award	Closing share price at date of grant	Face value $'000[1]	Vesting date
Mark Crossley	Mar 14, 2024	16,959	1631.0p	354.5	Mar 14, 2026
Ryan Preblick[2]	Mar 14, 2024	6,302	1631.0p	131.7	Mar 14, 2026

1. The face value of the awards was calculated using the average mid-market closing price of Indivior's shares on the business day immediately preceding the date of grant (1633.0p) and converted to $ using the closing exchange rate on the day immediately preceding the date of grant (£1: $1.2802).
2. Ryan Preblick stepped down as an Executive Director on December 31, 2024.

LTIP awards (audited)

2022-2024 LTIP awards

Conditional awards were granted under the LTIP to Executive Directors on March 1, 2022. These awards were scheduled to vest on March 1, 2025.

Executive Directors for the year ended December 31, 2024	Date of grant	No. of shares under award at maximum[1]	Closing share price at date of grant[1]	Face value $'000[2]	Performance Period	Vesting date	Release date
Mark Crossley	Mar 1, 2022	175,699[3,4]	1403.0p	3,224.0	Jan 2022 – Dec 2024	Mar 1, 2025	Mar 1, 2027
Ryan Preblick[5]	Mar 1, 2022	108,820[3,4]	1403.0p	1,996.8	Jan 2022 – Dec 2024	Mar 1, 2025	Mar 1, 2027

1. The number of shares under award and closing share price at date of grant have been restated to reflect the Company's 5:1 share consolidation, which became effective on October 10, 2022.
2. The face value of the awards was calculated using the average mid-market closing price of Indivior's shares on the five business days immediately preceding the date of grant (1370.6p) and converted to $ using the closing exchange rate on the day immediately preceding the date of grant (£1:$1.3388).
3. The number of shares awarded to Mark Crossley and Ryan Preblick reflect the maximum LTIP award opportunity of 400% of base salary.
4. Participants are entitled to receive any dividends paid (or cash equivalent of dividends paid) during the vesting and post-vesting holding period when the shares are released; no dividends were paid between the date of grant and the date of this report.
5. Ryan Preblick stepped down as an Executive Director on December 31, 2024.

The measures set and performance against those measures for the awards granted to Mark Crossley and Ryan Preblick were as follows:

Measure	Weighting of award	Outturn (as a % of maximum)
Relative TSR vs. the constituents of the FTSE 250 (excluding investment trusts)	50%	0%
Relative TSR vs. the constituents of the S&P 1500 Pharmaceutical and Biotech Index	50%	0%
Outcome		**0%**

The awards were subject to two separate measures of equal weighting: 1) relative TSR versus the constituents of the FTSE 250 Index (excluding investment trusts) and 2) relative TSR versus the constituents of the S&P 1500 Pharmaceutical and Biotech Index. 12.5% of the award would vest where Indivior was ranked at median, and 100% of the award would vest where Indivior was ranked upper quartile or above, with straight line vesting between media and upper quartile.

The TSR performance period ended on December 31, 2024, and Indivior ranked below median against both indices and consequently none of the awards vested.

2024-2026 LTIP awards

Under the Remuneration Policy, conditional awards with a value of 400% of base salary or a maximum of 300,000 shares may be granted to the Executive Directors each year. On March 8, 2024, the Chief Executive Officer and Chief Financial Officer were granted conditional awards over shares with a value of 400% of base salary.

Executive Directors for the year ended December 31, 2024	Date of grant	No. of shares under award at maximum[1]	Closing share price at date of grant	Face value $'000	Performance period	Vesting date	Release date
Mark Crossley	Mar 8, 2024	157,732	1671.0p	3,487.0	Jan 2024–Dec 2026	Mar 8, 2027	Mar 8, 2029
Ryan Preblick[2]	Mar 8, 2024	97,692	1671.0p	2,159.7	Jan 2024–Dec 2026	Mar 8, 2027	Mar 8, 2029

1. The face value of the awards was calculated using the average mid-market closing price of Indivior's shares on the five business days immediately preceding the date of grant (1728.2p) and converted to $ using the closing exchange rate on the day immediately preceding the date of grant (£1:$1.2792).
2. Ryan Preblick stepped down as an Executive Director on December 31, 2024.

The performance measures for 2024-2026 LTIP awards are as follows:

Measure	Weighting	Rationale for metric
Relative TSR vs. FTSE 250 (excluding investment trusts)	50%	Provides alignment with shareholders through the relative outperformance of other U.K.-listed companies
Relative TSR vs. S&P 1500 Pharmaceutical and Biotech Index	50%	Provides alignment with shareholders through the relative outperformance of direct sector peers who are subject to similar market influences

Relative TSR performance against each comparator group will be measured over three financial years (2024-2026). 12.5% of the maximum award will vest for Indivior being ranked median in comparison to the respective peer group, and 100% of the maximum award will vest for being ranked upper quartile. The award will vest on a straight-line basis between median and upper quartile, with no portion of the award vesting if Indivior is ranked below the median of the respective peer group. The 2024-2026 LTIP awards are subject to an additional two-year holding period following the end of the three-year performance period.

Malus and clawback

The Committee has the discretion to scale back or cancel any AIP, DBP, or LTIP awards; extend the performance period or defer the exercise period prior to the satisfaction of awards or after the end of any relevant holding period in the event: that results are materially misstated for part of the performance period applicable to an award; an individual's conduct has amounted to gross misconduct; or, in the event of serious reputational damage to Indivior. Where awards have vested, the Committee has the discretion to "claw back" awards or reduce amounts of other payments due to the individual. LTIP awards may be clawed back if a trigger event occurs before the later of the second anniversary of vesting (or expiry of holding period, if applicable), and the fifth anniversary of the grant date. DBP awards may be clawed back if a trigger event occurs before the second anniversary of vesting. AIP payments may be clawed back if a trigger event occurs.

During the year, the Committee reviewed its malus and clawback provisions which were set out in a number of different documents, including rules embedded in applicable incentive plan rules, in the Executive Compensation Clawback Policy and in the Executive Financial Recoupment Program. To enable the various provisions to be better streamlined and accessible, the Committee adopted a standalone Malus & Clawback Policy, which compiled the provisions into one document. In addition to the summary of the malus & clawback provisions as set out above, the appendices of the Malus & Clawback Policy comprise the following policies in full:

Indivior PLC Executive Compensation Clawback Policy

The policy requires Indivior to recover incentive-based compensation if: (i) there is a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under securities laws, or that would result in a material misstatement if not corrected for prior periods; and (ii) a covered executive has received incentive-based compensation in excess of what they should have received if such compensation was instead calculated using the corrected Company financial statements.

Executive Financial Recoupment Program

As part of the Group's Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services, an Executive Financial Recoupment Program was implemented in 2020 (Recoupment Program). Under the terms of the Recoupment Program, up to two years of performance pay may be put at risk of forfeiture and/or recoupment for certain U.S.-based executives (which includes serving Executive Directors).

Forfeiture and/or recoupment may be applied in the event that it is determined that there has been a "Triggering Event"; a Triggering Event includes significant misconduct (violation of law or regulation or a significant violation of an Indivior policy) related to covered activities or significant misconduct related to covered activities by subordinate employees in the business unit for which the relevant executive had responsibility that is not an isolated incident and which the relevant executive knew or should have known was occurring. Forfeiture and/or recoupment under the Recoupment Program may be applied to awards granted after November 20, 2020 and will cease to apply to awards on July 24, 2025 or the date on which the Group's obligations under the Corporate Integrity Agreement expire (if later).

A copy of the Corporate Integrity Agreement can be found on the Group's website www.indivior.com.


Directors' Remuneration Report continued

Outstanding share awards under the LTIP and DBP (audited)

Details of conditional awards over shares at December 31, 2024 held by the Executive Directors in office at December 31, 2024 are shown below.

Plan	Date of grant	Normal Vesting Date[1]	Normal Release Date	No of shares under award at January 1, 2024[2,3]	Granted during the year	Released for net settlement during the year[2]	Vested and released during the year[2]	Vested and subject to holding period[1,2]	Unvested awards at December 31, 2024	Performance period
Mark Crossley										
LTIP	Mar 8, 2024	Mar 8, 2027	Mar 8, 2029	–	157,732	–	–	–	157,732	2024-2026
LTIP	Mar 3, 2023	Mar 3, 2026	Mar 3, 2028	183,271	–	–	–	–	183,271	2023–2025
LTIP	Mar 1, 2022	Mar 1, 2025	Mar 1, 2027	175,699	–	–	–	–	175,699	2022–2024
LTIP	Mar 1, 2021	Mar 1, 2024	Mar 1, 2026	300,000	–	12,300	–	287,700	–	2021–2023
LTIP	Nov 6, 2020[4]	Mar 9, 2023	Mar 9, 2025	30,300	–	–	–	30,300	–	2020–2022
LTIP	Mar 9, 2020[4]	Mar 9, 2023	Mar 9, 2025	394,649	–	–	–	394,649	–	2020–2022
LTIP	Aug 8, 2019	Mar 5, 2022	Mar 5, 2024	5,750	–	2,459	3,291	–	–	2019–2021
LTIP	Mar 5, 2019	Mar 5, 2022	Mar 5, 2024	153,561	–	65,648	87,913	–	–	2019–2021
DBP	Mar 14, 2024	Mar 14, 2026	n/a	–	16,959	–	–	–	16,959	n/a
DBP	Mar 16, 2023	Mar 16, 2025	n/a	18,169	–	–	–	–	18,169	n/a
DBP	Mar 15, 2022	Mar 15, 2024	n/a	19,215	–	8,666	10,549	–	-	n/a
Total				**1,280,614**	**174,691**	**89,073**	**101,753**	**712,649**	**551,830**	
Ryan Preblick[5]										
LTIP	Mar 8, 2024	Mar 8, 2027	Mar 8, 2029	–	97,692	–	–	–	97,692	2024-2026
LTIP	Mar 3, 2023	Mar 3, 2026	Mar 3, 2028	113,510	–	–	–	–	113,510	2023–2025
LTIP	Mar 1, 2022	Mar 1, 2025	Mar 1, 2027	108,820	–	–	–	–	108,820	2022–2024
LTIP	Mar 1, 2021	Mar 1, 2024	Mar 1, 2026	213,665	–	8,761	–	204,904	–	2021–2023
DBP	Mar 14, 2024	Mar 14, 2026	n/a	–	6,302	–	–	–	6,302	n/a
DBP	Mar 16, 2023	Mar 16, 2025	n/a	6,752	–	–	–	–	6,752	n/a
DBP	Mar 15, 2022	Mar 15, 2024	n/a	7,140	–	3,220	3,920	–	–	n/a
Total				**449,887**	**103,994**	**11,981**	**3,920**	**204,904**	**333,076**	

1. Awards granted to Executive Directors under the LTIP are subject to a two-year post-vesting holding period, after which time the vested shares are released.
2. Where relevant, the number of shares under award has been restated to reflect the Company's 5:1 share consolidation, which became effective on October 10, 2022.
3. Awards granted under the LTIP and the DBP are made in the form of conditional awards over shares. Participants are entitled to receive any dividends paid (or cash equivalent of dividends paid) on the number of vested shares between the dates of grant and vesting (or release date for awards subject to a post-vesting holding period).
4. Mark Crossley was granted an LTIP award with a value of 225% of base salary in March 2020. He was granted an additional award under the LTIP on November 6, 2020, to reflect his increased base salary for 2020 following his appointment as Chief Executive Officer. On vesting, a proportion of the awards were released to enable the settlement of U.S. social taxes due. The award remains subject to a two-year post-vesting holding period. The holding period will end and the vested shares will be released on March 9, 2025.
5. Ryan Preblick stepped down as an Executive Director on December 31, 2024.

Executive Directors' shareholding and share interests (audited)

Indivior's remuneration schemes have been designed to promote long-term shareholdings by Executive Directors.

Under the 2024 Remuneration Policy, awards granted under the LTIP are subject to the achievement of stretching performance targets measured over a performance period of at least three years and are then subject to a two-year post-vesting holding period. In addition, 25% of any annual bonus paid under the AIP is deferred into conditional shares for two years under the DBP.

Aligned with the maximum opportunity under the LTIP, Executive Directors are required to build a shareholding with a value equivalent to 400% of base salary or 300,000 shares, whichever is lower. For the purposes of this requirement the following count towards an Executive Director's shareholding: 1) shares held outright by the Executive Director (and where applicable shares held by persons closely associated with them); 2) vested LTIP awards that are subject to a post-vesting holding period (adjusted to take account of the estimated tax liability arising on release); and 3) unvested DBP awards (adjusted to take account of the estimated tax liability arising on vesting). Executive Directors have five years from the date of appointment to their current role in which to achieve this shareholding requirement. Members of the Executive Committee are expected to build a shareholding of 150% of base salary within the same time frames.

Once the requirement has been met, Executive Directors are not expected to buy additional shares in the open market to rebuild their shareholding where the market value of their shares has subsequently reduced as a result of share price decline and/or exchange rate fluctuations. In such circumstances, Executive Directors would be expected to retain a proportion of shares arising from future vestings or release of shares to rebuild their holding.

The table below shows the shareholding of each of the Executive Directors in office at December 31, 2024 (together with interests held by persons closely associated with them) as at December 31, 2024 and, for Mark Crossley, as at the date of this report.

	Number of shares owned outright		LTIP awards		DBP awards			
Executive Directors in office for the year ended December 31, 2024	At March 6, 2025	At December 31, 2024	Vested and subject to two-year post-vesting holding period	Unvested and subject to performance conditions and continued employment	Unvested and subject to certain conditions	Shareholding requirement (% of base salary)	Shareholding at December 31, 2024 (% of base salary)[1]	Date by which shareholding requirement to be achieved[2]
Mark Crossley	97,671	97,671	712,649	516,702	35,128	400%	596%	Achieved
Ryan Preblick[3]	n/a	68,386	204,904	320,022	13,054	400%	356%	n/a

1. In line with Indivior's executive shareholding requirements, the Executive Directors' shareholdings as a % of base salary have been calculated based on the aggregate value of: 1) shares held outright; 2) vested LTIP awards that are subject to a post-vesting holding period (adjusted to take account of the estimated tax liability arising on release); and 3) unvested DBP awards (adjusted to take account of the estimated tax liability on vesting). Calculations were made using the three-month average share price to December 31, 2024 (795.5p); an estimated tax rate of 45% was assumed in calculating the net value of awards where a tax liability will arise upon exercise, vest or release.
2. Executive Directors have five years from date of appointment in which to achieve their shareholding requirement.
3. Ryan Preblick stepped down as an Executive Director on December 31, 2024.

Payments to past Directors (audited)
There were no payments to past Directors.

Payments for loss of office (audited)
There were no payments for loss of office.

External appointments
Subject to the prior approval of the Board, Executive Directors are able to accept an external appointment outside the Company. The Executive Director does not hold any external appointments.

Review of past performance

Historical TSR performance
The graph below shows the TSR of the Company and the FTSE 250 Index over the period from the Company's admission to trading on the London Stock Exchange's main market on December 23, 2014, to December 31, 2024. The FTSE 250 Index was selected on the basis that the Company was a member of the FTSE 250 Index for the majority of that period.





Directors' Remuneration Report continued

Chief Executive Officer remuneration

The historical total remuneration for the Chief Executive Officer for the period from January 1, 2015, to December 31, 2024, is set out in the table below. The AIP payout and LTIP vesting level as a percentage of the maximum opportunity are also shown.

	Shaun Thaxter 2015	Shaun Thaxter 2016	Shaun Thaxter 2017	Shaun Thaxter 2018	Shaun Thaxter 2019	Shaun Thaxter[1] 2020	Mark Crossley[1] 2020	Mark Crossley 2021	Mark Crossley 2022	Mark Crossley 2023	**Mark Crossley 2024**
Single figure of total remuneration ($'000)	4,317.9	5,024.8	9,215.7	1,009.6	2,138.7	557.3	760.5	5,185.0	9,974.1	9,041.6	1,321.8
AIP (outturn as a % of maximum)	94.5%	94.5%	78.5%	0%	65.5%	0%	0%	88.5%	75.5%	85.0%	20.5%
LTIP (outturn as a % of maximum)	93.3%	100%	73.5%	0%	0%	0%	0%	67.8%	100%	100%	0%

1. Mark Crossley was appointed Chief Executive Officer on June 29, 2020. Shaun Thaxter was Chief Executive Officer from the date of the Company's listing in 2014 until June 27, 2020.

The Group has fewer than 250 employees in the U.K. and is therefore not required to publish Chief Executive Officer pay ratio information as set out by The Companies (Miscellaneous Reporting) Regulations 2018.

Percentage change in the remuneration of Directors and employees

The following table sets out the change in remuneration, excluding LTIP and pension contributions, paid to the Directors who served on the Board during the year, compared with the average percentage change for the U.S. employee population since 2020 (2020 to 2021; 2021 to 2022; 2022 to 2023; and 2023 to 2024). The U.S. employee population has been chosen, as the majority of the Group's employees are based in the U.S.

	Change in remuneration of Directors compared to U.S. employee population											
	Change from 2023 to 2024			Change from 2022 to 2023			Change from 2021 to 2022			Change from 2020 to 2021		
	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits[12]	Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus
U.S. Employee Population[1,2]	**4.5%**	**(2.3)%**	**(54.0)%**	6.8%	(7.0)%	23.1%	3.6%	14.2%	(7.23)%	1.0%	(11.0)%	106%
Executive Directors												
Mark Crossley[3]	**4.5%**	**(1.3)%**	**(74.8)%**	3.5%	5.9%	16.5%	4.0%	12.8%	(11.3)%	14.8%	(12.5)%	n/a
Ryan Preblick[4]	**4.5%**	**(2.7)%**	**(74.8)%**	3.5%	13.2%	16.5%	4.0%	14.6%	(11.3)%	766.7%	711.9%	n/a
Non-Executive Directors												
Peter Bains	**8.6%**	**55.8%**	**–**	2.9%	n/a	–	0%	–	–	0%	–	–
Joe Ciaffoni[10]	**n/a**	**n/a**	**–**	–	–	–	–	–	–	–	–	–
Dr. Keith Humphreys[5,11]	**n/a**	**n/a**	**–**	n/a	n/a	–	–	–	–	–	–	–
Jo LeCouilliard	**18.8%**	**106.6%**	**–**	6.7%	n/a	–	29.4%	–	–	–	–	–
Barbara Ryan	**18.8%**	**72.6%**	**–**	n/a	n/a	–	–	–	–	–	–	–
Mark Stejbach	**27.3%**	**78.5%**	**–**	10.0%	n/a	–	29.4%	n/a	–	–	–	–
Juliet Thompson[7]	**24.3%**	**54.6%**	**–**	8.8%	n/a	–	32.2%	–	–	–	–	–
Dr. David Wheadon[6]	**n/a**	**n/a**	**–**	–	–	–	–	–	–	–	–	–
Retired Directors												
Graham Hetherington[9]	**0%**	**31.7%**	**–**	0%	n/a	–	0%	–	–	157.5%	–	–
Jerome Lande[9]	**2.5%**	**65.3%**	**–**	(2.4%)	n/a	–	19.3%	n/a	–	–	–	–
Dr. A. Thomas McLellan[8]	**n/a**	**n/a**	**–**	3.3%	n/a	–	0%	n/a	–	0%	(100)%	–
Robert Schriesheim[10,11]	**n/a**	**n/a**	**–**	–	–	–	–	–	–	–	–	–

1. Indivior PLC is not an employing company and therefore the remuneration of the U.S employee population (on a full-time equivalent basis) has been included as the comparator group as this is where the majority of the Group's employees are based.
2. The average merit increase for 2024 was 4.5%.
3. Further details of Mark Crossley's remuneration arrangements can be found on page 112.
4. Further details of Ryan Preblick's remuneration arrangements can be found on page 112.
5. Dr. Keith Humphreys was appointed to the Board on November 9, 2023.
6. Dr. David Wheadon was appointed to the Board on June 1, 2024.
7. Juliet Thompson was appointed Senior Independent Director on October 1, 2023.
8. Dr. A. Thomas McLellan retired from the Board on February 29, 2024.
9. Graham Hetherington and Jerome Lande stepped down from the Board on December 31, 2024.
10. Joe Ciaffoni and Robert Schriesheim were appointed to the Board on December 16, 2024.
11. Robert Schriesheim stepped down from the Board on March 2, 2025.
12. "n/a" refers to a nil value or part-year in the previous year which means that a year-on-year change cannot be calculated.
13. Benefits provided to Non-Executive Directors comprised the grossed-up cash value of travel and subsistence costs incurred in the normal course of business. in relation to attendance at Board meetings and in fulfilling their roles, and the cost of providing professional support for the completion of U.K. tax returns for U.S. tax residents. A directly comparable percentage change for 2023 compared to 2022 is not possible. The amount of taxable benefits received by Non-Executive Directors in 2024 is shown on page 120.

Workforce remuneration and engagement on executive remuneration

In September 2024, the Committee undertook a review of the remuneration arrangements and related policies for the wider workforce. This comprised a review of the Group's core compensation programs, including the base salary merit increase process, benefits, and short- and long-term incentive arrangements. Variable remuneration schemes are designed to drive performance and behaviors consistent with the Group's purpose, values and strategy. Performance measures under the AIP are designed to align to the key strategic drivers for the year ahead and are developed alongside the Group's annual financial plans. Performance measures for awards granted to senior leaders under the LTIP are subject to relative TSR measures and are therefore directly aligned with the interests of shareholders.

The Committee did not consult with employees on executive remuneration in respect of the 2024 financial year as no changes were made to executive remuneration arrangements.

 **Further information on workforce engagement can be found on page 86.**

Relative importance of spend on pay

The following table shows total employee pay compared with shareholder distributions and research and development expenses for 2024 and 2023. Research and development expenses have been selected as a comparator as this measure is considered to be an indicator of investment in the future performance of the business.

	2024 $m	2023 $m	% change
Total employee pay[1]	319	309	3%
Shareholder distributions[2,3]	168	33	409%
Research and development expenses[4]	142	106	34%

1. See Note 5 to the financial statements on page 153 for further information regarding employee costs.
2. In line with the Dividend Policy approved by the Board in 2016, there were no dividends paid in respect of the 2023 and 2024 financial year.
3. The Group commenced a share repurchase program of up to $100m or 13,632k shares in November 2023 which continued into 2024. From January 1, 2024 to August 2, 2024, the Company repurchased and canceled 4,532k shares. A further share repurchase program of up to $100m commenced immediately thereafter. Under this program, from August 5, 2024 to December 31, 2024, the Company repurchased and canceled 8,547k shares. See Note 23 to the financial statements on page 174 for further information regarding share capital.
4. See Note 4 to the financial statements on page 152 for further information regarding research and development expenses.

Share plan limits

The rules of Indivior's share plans provide that awards can be satisfied by newly issued shares, the transfer of treasury shares, or existing shares (purchased in the market and held in an employee benefit trust).

Awards granted prior to the transfer of the Company's primary listing to Nasdaq in June 2024 remain subject to U.K. dilution limits. Under those limits, the aggregate number of shares that may be issued to satisfy awards made under those plans must not exceed 10% of the Company's issued share capital in any 10-year period.

Awards granted after the transfer of the Company's primary listing to Nasdaq are subject to share reserves that may be utilized in connection with the plans.


Directors' Remuneration Report continued

Single total figure of remuneration for the Chair and Non-Executive Directors (audited)

The table below sets out the total remuneration received by the Chair and the Non-Executive Directors for the year ended December 31, 2024.

	Role as at December 31, 2024	**2024 Fees '000**[1]	2023 Fees '000[1]	**2024 Benefits '000**[2]	2023 Benefits '000[2]	**2024 Total '000**	2023 Total '000
Peter Bains[3]	Independent Non-Executive Director	**£95.0**	£87.5	**£4.3**	£2.8	**£99.3**	£90.3
Joe Ciaffoni[12]	Independent Non-Executive Director	**$4.0**	–	**–**	–	**$4.0**	–
Dr. Keith Humphreys[5]	Independent Non-Executive Director	**$122.7**	$17.8	**$8.7**	–	**$131.4**	$17.8
Jo LeCouilliard[3,6]	Independent Non-Executive Director	**£95.0**	£80.0	**£4.9**	£2.3	**£99.9**	£82.3
Barbara Ryan[3,7]	Independent Non-Executive Director	**$137.1**	$115.5	**$9.5**	$5.5	**$146.6**	$121.0
Mark Stejbach[3,8]	Independent Non-Executive Director	**$151.6**	$119.0	**$10.8**	$6.1	**$162.4**	$125.1
Juliet Thompson[3,9]	Senior Independent Director	**£115.0**	£92.5	**£4.5**	£2.9	**£119.5**	£95.4
Dr. David Wheadon[11]	Independent Non-Executive Director	**$71.6**	–	**$4.9**	–	**$76.5**	–
Retired Directors							
Graham Hetherington[3, 13]	n/a	**£275.0**	£275.0	**£7.7**	£5.8	**£282.7**	£280.8
Jerome Lande[3,4,13]	n/a	**$99.8**	$97.4	**$9.3**	$5.6	**$109.1**	$103.0
Dr. A. Thomas McLellan[3,10]	n/a	**$20.4**	$111.9	**–**	$8.5	**$20.4**	$120.4
Robert Schriesheim[12,14]	n/a	**$4.0**	–	**–**	–	**$4.0**	–

Note: Totals may not sum up due to rounding.

1. Fees paid to the Chair and the Non-Executive Directors are paid in their local currency. In 2016, a fixed exchange rate (GB£1:US$1.4434) was applied to translate U.K. amounts into U.S. dollars, effectively setting fees at that time, on both a U.K. and U.S. basis.
2. Benefits comprise the grossed-up cash value of travel and subsistence costs incurred in the normal course of business in relation to attendance at Board meetings held in the U.K. and in fulfilling the Non-Executive Director's role, and the cost of providing professional support for the completion of U.K. tax returns for U.S. tax residents. These costs were translated to US$ using the average exchange rate for the 2024 financial year (GB£1:US$1.278).
3. The Chair and the Non-Executive Directors were appointed to the newly formed Nomination Committee on October 1, 2023.
4. Jerome Lande stepped down as a member of the Nomination Committee on May 31, 2024.
5. Dr. Keith Humphreys was appointed as an Independent Non-Executive Director and as a member of the Compliance, Ethics & Sustainability, Nomination, and Science Committees on November 9, 2023. He had no taxable benefits during 2023.
6. Jo LeCouilliard was appointed as Chair of the Compensation Committee on October 1, 2023.
7. Barbara Ryan was appointed as a member of the Compensation Committee on October 1, 2023.
8. Mark Stejbach was appointed as a member and Chair of the Compliance, Ethics & Sustainability Committee on October 1, 2023.
9. Juliet Thompson was appointed as Senior Independent Director on October 1, 2023. The role of the Senior Independent Director was redesignated as the Lead Independent Director with effect from January 1, 2025.
10. Dr. A. Thomas McLellan stepped down from the Board on February 29, 2024.
11. Dr. David Wheadon was appointed as an Independent Non-Executive Director and a member of the Nomination, Compensation, and Science Committees on June 1, 2024. He was appointed Chair of the Board on January 27, 2025.
12. Joe Ciaffoni and Robert Schriesheim were appointed as Independent Non-Executive Directors and members of the Nomination Committee on December 16, 2024.
13. Graham Hetherington and Jerome Lande stepped down from the Board on December 31, 2024.
14. Robert Schriesheim stepped down from the Board on March 2, 2025.

Chair and Non-Executive Directors' fees (audited)

The current fee levels for the Chair and Non-Executive Directors are set out in the table below.

	Fee in £[1]	Fee in $[1]
Chair fee[2]	n/a	$500,000
Non-Executive Director fee	£55,000	$79,387
Additional Senior Independent Director fee	£20,000	$28,868
Additional Committee Chair fee	£20,000	$28,868
Additional Committee membership fee	£10,000	$14,434

1. Fees paid to the Non-Executive Directors are paid in their local currency. In 2016, a fixed exchange rate (£1:$1.4434) was applied to translate U.K. amounts into U.S. dollars, effectively setting fees at that time, on both a U.K. and U.S. basis.
2. The fee paid to the Chair of the Board was increased to $500k with effect from the appointment of Dr. David Wheadon as Chair on January 27, 2025. He does not receive additional fees for being a member of a Committee or for chairing any Committee.

The fees paid to the Non-Executive Directors were determined at the time of the Company's listing on the London Stock Exchange in 2014 and have not been increased since that time. The Chair and Non-Executive Directors' fees were reviewed in November 2024. The Compensation Committee agreed that the fee for the new Chair would be set at $500k from the time of appointment, aligning with U.S. benchmarks.

The Chair and the Non-Executive Directors are not eligible to participate in the Company's AIP, LTIP, or pension schemes.

Chair and Non-Executive Directors' share interests (audited)

The Chair and Non-Executive Directors are expected to acquire an interest in Indivior shares over the course of their appointment. The following table shows the shareholdings of the Chair and Non-Executive Directors (together with the interests of persons closely associated with them) as at December 31, 2024 (or up to the date they stepped down from the Board, if earlier) and as at the date of this report[1].

	Total number of shares held at March 6, 2025[1]	Total number of shares held at December 31, 2024	Total number of shares held at December 31, 2023
Peter Bains	**10,800**	**10,800**	10,800
Joe Ciaffoni[2]	**56,000**	**–**	n/a
Dr. Keith Humphreys	**2,379**	**2,379**	1,604
Jo LeCouilliard	**1,490**	**1,490**	–
Barbara Ryan	**–**	**–**	–
Mark Stejbach	**13,924**	**13,924**	12,584
Juliet Thompson	**3,850**	**3,850**	–
Dr. David Wheadon[3]	**10,000**	**–**	n/a
Retired Directors			
Graham Hetherington[4,6]	**n/a**	**21,651**	20,301
Jerome Lande[4]	**n/a**	**63**	63
Dr. A. Thomas McLellan[5]	**n/a**	**1,509**	1,509
Robert Schriesheim[2,7]	**n/a**	**21,400**	n/a

1. Daniel Ninivaggi was appointed as an Independent Non-Executive Director on January 27, 2025. He held 15,000 shares as at March 6, 2025.
2. Joe Ciaffoni and Robert Schriesheim were appointed as Independent Non-Executive Directors on December 16, 2024.
3. Dr. David Wheadon was appointed as an independent Non-Executive Director on June 1, 2024 and as Chair of the Board on January 27, 2025.
4. Graham Hetherington and Jerome Lande stepped down from the Board on December 31, 2024.
5. Dr. A. Thomas McLellan retired from the Board on February 29, 2024. His interests during the year are shown as at that date.
6. The number of shares held by Graham Hetherington at December 31, 2023 has been restated to correct a discrepancy of five shares identified during the year.
7. Robert Schriesheim stepped down from the Board on March 2, 2025.


Directors' Remuneration Report continued

Executive Directors' service agreements

The Executive Directors in office at December 31, 2024 have service agreements that set out the contract between them and the Group.

	Date of appointment	Notice period from Group	Notice period from individual	Expiry of current term
Mark Crossley	June 2020	12 months	12 months	Rolling contract
Ryan Preblick[1]	November 2020	12 months	12 months	Rolling contract

1. Ryan Preblick stepped down as an Executive Director on December 31, 2024.

Chair and Non-Executive Directors' letters of appointment

The terms of service of the Chair and the Non-Executive Directors are contained in letters of appointment. In accordance with the Corporate Governance Guidelines adopted by the Board with effect from January 1, 2025, the Chair and Non-Executive Directors are subject to election or re-election by shareholders at each Annual General Meeting. Neither the Chair nor the Non-Executive Directors are entitled to receive compensation for loss of office.

The table below sets out the dates of appointment of the Chair and the Non-Executive Directors and their length of service as at December 31, 2024.

	Date of appointment	Length of Service at December 31, 2024	Notice Period
Peter Bains	August 1, 2019	5	1 month
Joe Ciaffoni	December 16, 2024	<1	1 month
Graham Hetherington[1]	November 1, 2019	5	1 month
Dr. Keith Humphreys	November 9, 2023	1	1 month
Jerome Lande[2]	March 24, 2021	3	1 month
Jo LeCouilliard	March 24, 2021	3	1 month
Barbara Ryan	June 1, 2022	2	1 month
Robert Schriesheim[3]	December 16, 2024	<1	1 month
Mark Stejbach	March 24, 2021	3	1 month
Juliet Thompson	March 24, 2021	3	1 month
Dr. David Wheadon	June 1, 2024	<1	1 month

1. Graham Hetherington was appointed Chair of the Board in November 2020. He stepped down from the Board on December 31, 2024.
2. Jerome Lande's appointment was subject to the terms of the Relationship Agreement between the Company and Scopia Capital Management LP. He stepped down from the Board on December 31, 2024.
3. Robert Schriesheim stepped down from the Board on March 2, 2025.

Shareholder vote for the 2024 Remuneration Policy and 2023 Directors' Remuneration Report

The table below sets out the voting outcome at the AGM held on 9 May 2024:

Resolution	Votes for	Votes for (%)	Votes against	Votes against (%)	Votes withheld (abstentions)
Approve the 2023 Directors' Remuneration Report[1]	81,895,483	96.05%	3,368,205	3.95%	36,863
Approve the 2024 Remuneration Policy[2]	82,968,417	97.29%	2,312,684	2.71%	19,450

1. Advisory vote.
2. Binding vote.

Summary Remuneration Policy

This section of the report sets out a summary of the 2024 Remuneration Policy that was approved by shareholders at the AGM on May 9, 2024 and became effective on that date. The full Policy can be found in the Directors' Remuneration Report in the 2023 Annual Report on the Company's website at www.indivior.com.

Summary Policy table – Executive Directors

Remuneration element	Overview
Base salary	Base salaries are normally reviewed annually, with any increase normally being applied with effect from January 1 each year. Base salary levels/increases take account of: the scope and responsibility of the role; progression within the role; individual and overall business performance; salary increases awarded across the Group as a whole; and the competitive practice in the Group's remuneration peer group.
Pension benefits	Executive Directors may receive contributions into a defined contribution scheme, a cash allowance, pension benefits in the form of profit-sharing contributions into the U.S. qualified 401(K) plan, Group matching on 401(K) elected deferrals, or a combination thereof. Maximum levels of contributions for Executive Directors will be in line with the rates currently available to the wider workforce in the Executive Director's local market.
Benefits	Executive Directors may receive various market-competitive benefits, which may include: a company car (or cash equivalent), travel allowance, private medical and dental insurance, travel accident policy, and disability and life assurance. Where appropriate, other benefits (including the tax thereon) may be provided to take account of individual circumstances, such as but not limited to expatriate allowances, relocation expenses, housing allowance and education support. The Company provides Directors' and Officers' liability insurance, and an indemnity to the extent permitted by law.
Annual Incentive Plan (AIP)	Performance is assessed on an annual basis with measures and targets normally set by the Committee at the start of the performance year. At the end of the performance year, the Committee determines the extent to which these have been achieved. Bonuses are paid after the end of the performance year. Normally, 75% of the annual bonus is delivered in cash and 25% is deferred into shares. During the deferral period, which is usually a period of two years, deferred share awards are subject to continued employment and may be reduced or canceled in certain circumstances. Dividends or equivalents may be paid, normally in the form of additional shares, on deferred share awards up to the end of the deferral period, where relevant. The Committee has discretion to adjust the formulaic bonus outcomes both upward and downward (including to zero) taking into account factors including, but not limited to, the underlying performance of the Group. The maximum annual bonus payable under the AIP is 200% of base salary.
Long-Term Incentive Plan (LTIP)	Awards under the LTIP may consist of grants of conditional share awards, nil cost options or market-value share options which normally vest subject to the achievement of stretching performance targets measured over a performance period of at least three years. Awards granted to Executive Directors are subject to an additional holding period following the performance period. For awards with a three-year performance period, this holding period will normally be two years. The LTIP opportunity is reviewed annually with reference to market data and the associated cost to the Group is calculated using an expected value methodology. The performance conditions are reviewed before each award cycle to ensure they remain appropriate and targets are suitably stretching. In accordance with the terms of the LTIP, performance conditions applicable to subsisting awards may be amended if the Committee reasonably considers it appropriate, provided that the amended performance conditions are not materially easier or more difficult to satisfy than when originally set. Dividends or dividend equivalents may be paid, normally in the form of additional shares, on LTIP awards that vest up to the end of the post-vesting holding period, where relevant. The Committee has discretion to adjust the formulaic LTIP outcomes both upward and downward (including to zero) taking into account factors including, but not limited to, the underlying performance of the Group. The maximum annual award that may be made to any individual in respect of any financial year will be the lower of 300,000 shares and 400% of base salary.


Directors' Remuneration Report continued

Remuneration element	Overview
Shareholding guidelines	Executive Directors are expected to acquire a significant number of shares over a period of five years of the date of appointment to their current role and retain these until retirement from the Board of Directors. The shareholding requirement is the lower of 300,000 shares or the number of shares equivalent to 400% of base salary for the Executive Directors, in line with the overall LTIP maximum annual opportunity. This is generally expected to be achieved within five years of the date of appointment. Executive Directors are also required to hold Indivior shares equal to their in-post shareholding requirement (or actual shareholding if lower) for two years post departure. Executive Directors are also subject to a post-cessation shareholding policy. Executive Directors will normally be expected to maintain a holding of Indivior shares at a level equal to the lower of the in-post shareholding guideline or the individual's actual shareholding for a period of two years from the date the individual ceases to be a Director. The specific application of this shareholding policy will be at the Committee's discretion. The Committee has the discretion to waive this requirement in certain circumstances (e.g. compassionate circumstances).
All-employee share plans	Executive Directors may participate in all-employee share plans offered by the Group on the same basis as is offered to the Group's other eligible employees. Maximum opportunity for awards will be in line with the savings limits set by local regulations.

This report was approved by the Board and signed on its behalf by:

Jo LeCouilliard
Chair of the Compensation Committee

March 6, 2025

Directors' Report

The Directors present their Annual Report and Accounts which includes the audited Group financial statements and audited Parent Company financial statements for the year ended December 31, 2024.

The Directors' Report on pages 125 to 128 which includes the Corporate Governance disclosures on pages 72 to 124, together with the Strategic Report on pages 1 to 71, when taken together constitute the management report as required by Rule 4.1.8R of the U.K. Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rules (DTRs).

The Statement of Directors' Responsibilities on page 129 is incorporated into the Directors' Report by reference.

The following information, fulfilling the further disclosure requirements contained in the Companies Act 2006, Schedule 7 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 and the DTRs, has been included elsewhere within the Annual Report and Accounts and is incorporated into the Directors' Report by reference:

Disclosure	Location
Principal activities	Note 1 to the Group financial statements
Corporate governance statement	Corporate Governance (page 78)
Business review	Strategic Report (pages 14 to 70)
Future business developments and R&D activities	Strategic Report (pages 1 to 71)
Greenhouse gas emissions	Strategic Report (pages 43 to 44)
Employee engagement	Strategic Report (page 38)
Financial risk management	Note 15 to the Group financial statements

Results and dividends

The consolidated income statement is on page 139.

The net loss for the financial year attributable to shareholders' equity amounted to $48m (2023: $2m profit).

In line with the Board's approved dividend policy, the Directors do not recommend payment of a dividend in respect of the financial year ended December 31, 2024.

Directors and their interests

The Directors of the Company who served during the financial year ended December 31, 2024, and up to the date of signing the financial statements, appear on pages 74 and 75. On December 31, 2024, Graham Hetherington, Jerome Lande and Ryan Preblick stepped down from the Board. Ryan remains as the Company's Chief Financial Officer.

Details of Directors' interests (and those of their Persons Closely Associated) in the Company's ordinary shares, including any interest in share awards and long-term incentive plans, are set out in the Directors' Remuneration Report on pages 106 to 124.

Powers of Directors

The Directors are responsible for managing the business of the Company and may exercise all the powers of the Company, subject to the provisions of the Company's Articles of Association in respect of the liability incurred as a result of their office. Powers relating to the issuing of shares are also included in the Articles of Association, and such authorities are put to shareholders for renewal at the AGM each year.

Appointment and replacement of Directors

The Company's Articles of Association give the Directors power to appoint and replace Directors. Under the provisions of the Nomination Committee Charter, any appointment will be recommended by that Committee for approval by the Board of Directors.

The Articles of Association require Directors to retire and submit themselves for reappointment at the first AGM following their appointment. The Articles also require all Directors who have held office at the date of the two preceding AGMs and who did not retire at either of them to submit themselves for reappointment at the AGM. Notwithstanding these provisions of the Articles of Association, and in line with previous years, all Directors wishing to continue in office will offer themselves for reappointment by shareholders at the 2025 AGM, namely Dr. David Wheadon, Joe Ciaffoni, Dr. Keith Humphreys, Daniel Ninivaggi, Barbara Ryan, Mark Stejbach and Juliet Thompson.

Details of Directors' service contracts and length of service are set out in the Directors' Remuneration Report on page 122.

Director indemnities and insurance cover

In accordance with the Articles of Association, the Company has granted its Directors an indemnity to the extent permitted by law, in respect of the liability incurred as a result of their office. This indemnity was in place for Directors that served during 2024 and also for each serving Director as at the date of approval of this report. Also, throughout the year, the Company purchased and maintained Directors' and Officers' liability insurance for its Directors and Officers, which remained in force at the date of the approval of the Directors' Report. Neither the qualifying third-party indemnity nor the insurance provides cover in the event that a Director is found to have acted dishonestly or fraudulently.

Articles of Association

The Company's Articles of Association may be amended by special resolution of the shareholders. A resolution to amend the Articles of Association will be put to the 2025 AGM. A summary of the proposed changes to the Articles of Association can be found in the 2025 AGM Notice.


Directors' Report continued

Stakeholder engagement

How the Directors have had regard to the need to foster business relationships with stakeholders, including suppliers, customers, and others, can be found on pages 24 to 30 of the Strategic Report.

Further information regarding the Board's engagement with the workforce can be found on page 27.

The Directors acknowledge that stakeholders and shareholders provide valuable feedback and help shape the Group's overall approach to governance. For further information, please refer to the Stakeholder Engagement section on pages 24 to 30 and specifically to the Section 172(1) Statement within this on page 25.

Branches

The Group has branches in Finland, Norway and Sweden.

Shares

Share capital

Details of the Company's shares capital are set out in Note 23 to the Group financial statements.

The Company has one class of ordinary shares which carries no rights to fixed income. Each share carries the right to one vote at general meetings of the Company. The ordinary shares are admitted to listing on the Official List of the FCA and admitted to trading on the Main Market of the London Stock Exchange and on the Nasdaq Global Select Market. The ordinary shares trade on both exchanges under the ticker symbol "INDV".

As of December 31, 2024, the Company had 124,969,966 ordinary shares of $0.50 each in issue. The Company does not hold any Treasury shares.

There are no restrictions on the voting rights attaching to the Company's ordinary shares or the transfer of securities in the Company. No person holds securities in the Company which carry special voting rights with regards to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights.

Authority to allot shares

At the 2025 AGM, the Directors will ask shareholders to renew the authority last granted to them at the 2024 AGM to allot shares up to a maximum amount equivalent to two thirds of the shares in issue, provided that any amount in excess of one third is only used to allot shares in connection with a fully pre-emptive offer to existing shareholders. The renewed authority, if granted, will apply until the conclusion of the 2026 AGM.

Two special resolutions will be proposed at the 2025 AGM to authorize the Directors to allot equity shares in the Company for cash, without regard to the pre-emption provisions of the Companies Act 2006.

The Board currently intends to ask shareholders to renew these authorities annually in line with institutional shareholder guidance.

Disapplication of pre-emption rights

Following the Pre-Emption Group's issuance of a new Statement of Principles in 2022 which raised the threshold for non-pre-emptive issuances and in line with the authority sought at the 2024 AGM, the Company will be seeking shareholder approval for a disapplication threshold of 20% of the Company's issued share capital, representing:

• 10% of the issued share capital for general purposes; and an additional 10% of issued share capital, to be used only in connection with an acquisition or capital investment.

In both cases, an additional authority of up to 2% is sought for the purposes of making "follow-on" offers in line with the Pre-Emption Group's Statement of Principles.

Further information on these resolutions can be found in the 2025 Notice of AGM.

Authority to purchase own shares

At the 2024 AGM, shareholders approved a resolution for the Company to make purchases of its own shares up to a maximum number of ordinary shares, being approximately 10% of the issued share capital.

The authority is renewable annually and shareholders will be asked to approve an equivalent resolution at the 2025 AGM.

The Directors consider it desirable for these general authorizations to be available in order to maintain an efficient capital structure but will only purchase the Company's shares in the market if they believe it is in the best interests of shareholders generally.

On August 6, 2024, the Company announced completion of its 2023 share repurchase program which had commenced on November 17, 2023. In aggregate, the Company purchased 5.9m shares of $0.50 each for a total consideration of $100m. All purchased shares were subsequently canceled.

On July 25, 2024, the Company announced the commencement of a new share repurchase program under which it would repurchase its ordinary shares for up to a maximum consideration of $100m. On February 4, 2025, the Company announced that it had completed this share repurchase program and that, in aggregate, it had purchased 9.4m shares of $0.50 each for a total consideration of $100m. All purchased shares were subsequently canceled.

In aggregate, the total number of shares purchased in the year ended December 31, 2024 was 13m, which represented 10.5% of issued share capital as at December 31, 2024, for a total consideration of $168m.

Shares held in the Indivior PLC Employee Benefit Trust

The trustee of the Indivior PLC Employee Benefit Trust (EBT) has agreed not to vote using any shares held by the EBT at any general meeting. If any offer is made to shareholders to acquire their shares the trustee will not be obliged to accept or reject the offer in respect of any shares which are at that time subject to subsisting awards, but will have regard to the interests of the award holders and will have power to consult them to obtain their views on the offer. Subject to the above, the trustee may take action with respect to the offer it thinks fair. The trustee of the EBT has waived its right to receive dividends on shares held in the EBT.

Substantial shareholdings

As at December 31, 2024 and February 28, 2025, the Company had been notified under Rule 5 of the DTRs of the following major interests in the voting rights in the capital of the Company:

	At December 31, 2024 Number of shares	At December 31, 2024 % of total voting rights[1]	At February 28, 2025 % of total voting rights[1]
Two Seas Capital LP	12,457,514	9.96%	9.96%
Oaktree Capital Management (UK) LLP	8,493,173	6.34%	6.34%
Deerfield Management Company, L.P. (Series C)	6,567,399	5.17%	5.17%

1. Percentage of total voting rights at the date of notification to the Company.

Relationship Agreement with Scopia Capital Management LP

In November 2024, the Company's relationship agreement with Scopia Capital Management LP, which was otherwise due to expire on December 31, 2024, terminated in accordance with its terms because the aggregate of Scopia's and its affiliates' interests in the issued share capital of the Company reduced below the threshold for automatic termination.

Relationship Agreement with Oaktree

On December 16, 2024, the Company entered into a Relationship Agreement (Relationship Agreement) with certain affiliated funds of Oaktree Capital Management, L.P. (Oaktree Parties), which managed shares comprising approximately 7.6 percent of the issued share capital of the Company as at that date.

Pursuant to the terms of the Relationship Agreement, the Company (i) appointed Robert Schriesheim, Joseph Ciaffoni and (following the appointment of Dr. David Wheadon as Chair of the Company) Daniel Ninivaggi (together, the New NEDs) to the Board and (ii) agreed, until the expiry of the Relationship Agreement, to have a maximum of 11 directors on the Board. The Company also agreed that the Board will unanimously recommend to shareholders the re-appointment of the New NEDs to the Board at the Company's 2025 AGM.

The Relationship Agreement included commitments from the Oaktree Parties that they will not, and will take reasonable steps to ensure that each of their affiliates will not, (i) remove or publicly propose the removal of any member of the Board, (ii) put forward or propose any resolution, agenda item or amendment thereto at a general meeting of the Company, (iii) nominate any person to the Board, (iv) require the Board to call a general meeting of the Company, (v) require circulation of a statement relating to a proposed resolution or any other business to be dealt with at a general meeting of the Company, (vi) make any public proposal to change (a) the Board or management, (b) the capitalization or capital allocation program and practices of the Company, or (c) the Company's business or corporate structure, or (vii) vote against the recommendation of the Board on any ordinary course resolution, or solicit or knowingly urge any shareholder of the Company to take the foregoing actions. The Relationship Agreement also contains mutual non-disparagement and no litigation covenants.

The Relationship Agreement will terminate on December 31, 2025, provided that the Oaktree Parties may terminate the Relationship Agreement earlier if the Company breaches certain provisions of the Relationship Agreement.

On March 4, 2025, the Company entered into an Amended and Restated Relationship Agreement with the Oaktree Parties (which managed shares comprising approximately 8.6% of the issued share capital of the company as at that date). The Amended and Restated Relationship Agreement provided for (i) the reduction of the size of the Company's Board of Directors to a maximum of seven directors, pending the appointment of one new Non-Executive Director by July 1, 2025, (the identity of whom is subject to the approval of the Oaktree Parties) which will take the maximum to eight directors; (ii) the appointment of Daniel Ninivaggi as Chair of the Nomination Committee; and (iii) the discontinuance of the Company's Operational Committee. The other terms of the Relationship Agreement remained unchanged.

Significant agreements – change of control

In the event of a change of control of the Company following a takeover bid, the Company's borrowings under its Note Purchase Agreement dated November 4, 2024, could become repayable. There are no other significant agreements to which the Company is a party that take effect, alter or terminate upon a change of control of the Company following a takeover bid.

There are no significant agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs due to a takeover, save that provisions of the Company's share plans may cause options and awards to vest on a takeover, and if the employment of an Executive Director or other employee is terminated by the Company following a takeover then there may be an entitlement to appropriate notice and/or compensation as provided in applicable contracts or terms of employment.

Political donations

The Company's U.S. subsidiaries do make "political donations" as defined under U.K. law, but these donations are not subject to that law. Donations by U.S. subsidiaries did not exceed $500,000. No other company in the Group made a political donation during the year.

Workforce

Our workforce includes employees, interns and contingent workers. During the year, the Group employed an average of 1,152 people worldwide (2023: 1,051). The Group's business priority remains to safeguard the wellbeing, development and safety of its workforce. It also wants its workforce to have opportunities to grow and progress as part of an enjoyable career.

The Group is an inclusive and equal opportunities employer that relies on human resources specialists throughout its worldwide locations to ensure compliance with all applicable laws governing employment practices and to advise on all human resources policies and practices, including for example, recruitment and selection, training and development, promotion and retirement.



Directors' Report continued

Group policies seek to create a workplace that has an open atmosphere of trust, honesty and respect. Harassment or discrimination of any kind is not tolerated. This principle applies to all aspects of employment from recruitment and promotion, through to termination and all other terms and conditions of employment. It is the Group's policy not to discriminate on the basis of any unlawful criteria, and its practices include the prohibition on the use of child or forced labor. Employment policies are fair and equitable and consistent with the skills and abilities of the employee and the needs of the business.

The Group is committed to offering equal opportunities in recruitment, training, career development and promotion to all people, including those with disabilities, having regard to their individual aptitudes and abilities. As a matter of policy, full and fair consideration is given to applicants with disabilities and every effort is made to give employees who become disabled while employed by the Group an opportunity for retraining and for continuation in employment. It is the Group's policy that the training, career development and promotion of disabled persons should, as far as possible, be the same as that of other employees.

The workforce is regularly updated on the financial and economic factors affecting the performance of the Group. Information relevant to the employees is provided to them and, where appropriate, to employee trade union representatives. More information on the action taken by the Company to provide such information to employees can be found on page 27.

The Group also supports the wider fundamental human rights of its employees.

Further information regarding our people can be found on pages 38 to 39.

2025 AGM

The AGM will be held at 12.00pm (U.K. time) on Thursday, May 8, 2025, at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN. A full description of the business to be conducted at the meeting is set out in the Notice of AGM, available from the Company's website www.indivior.com.

External Auditor

PwC have agreed to be reappointed as the External Auditor of the Company. Resolutions for their reappointment, and to authorize the Audit & Risk Committee to determine their remuneration, will be proposed at the 2025 AGM.

For information relating to the audit tender process and the FRC's approval of PwC's audit engagement until December 31, 2025, please see page 97.

Disclosure of information to External Auditor

Each of the persons who are Directors at the time when this Directors' Report is approved confirms that:

- so far as he/she is aware, there is no relevant audit information of which the Group's and Parent Company's External Auditor is unaware; and
- each Director has taken all reasonable steps that he/she ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Group's and Parent Company's External Auditor is aware of that information

For these purposes, relevant audit information means information needed by the Company's External Auditor in connection with the preparation of their report on pages 130 to 138.

By Order of the Board

Kathryn Hudson
Company Secretary of Indivior PLC

234 Bath Road, Slough, Berkshire, SL1 4EE
Company registration number: 09237894

March 6, 2025

Statement of Directors' Responsibilities in Respect of the Financial Statements

The Directors are responsible for preparing the Annual Report and Accounts and the financial statements in accordance with applicable law and regulation.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Group financial statements in accordance with U.K.-adopted international accounting standards and the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law).

Under company law, Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- state whether applicable U.K.-adopted international accounting standards have been followed for the Group financial statements and United Kingdom Accounting Standards, comprising FRS 101, have been followed for the Parent Company financial statements, subject to any material departures disclosed and explained in the financial statements;
- make judgements and accounting estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Parent Company will continue in business.

The Directors are responsible for safeguarding the assets of the Group and Parent company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Parent Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

The Directors consider that the Annual Report and Accounts, taken as a whole, is fair, balanced, and understandable, and provides the information necessary for shareholders to assess the Group's and Parent Company's position and performance, business model, and strategy.

Each of the Directors, whose names and functions are listed in the Annual Report and Accounts confirm that, to the best of the their knowledge:

- the Group financial statements, which have been prepared in accordance with U.K.-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position, and loss of the Group;

- the Parent Company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101, give a true and fair view of the assets, liabilities, and financial position of the Parent Company; and
- the Directors' Report includes a fair review of the development and performance of the business and the position of the Group and Company, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

A Directors' statement in relation to disclosure of relevant audit information can be found in the Directors' Report on page 125.

Going concern

The Group's business model, strategy, and viability assessment are set out in the Strategic Report on pages 1 to 71, along with the Group's risk management strategy and the principal risks that could threaten the Group's business model, future performance, and solvency or liquidity. The Group and Parent Company's financial position, cash flows, and liquidity position are discussed in the notes to the Group and Parent Company financial statements, along with the Group and Parent Company's objectives, policies and processes for managing its financial risks, and the Group and Parent Company's exposure to liquidity risk and capital risk.

Acknowledging the Group's net liability position, the Directors have assessed the Group's ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 19 to the Group Financial Statements, and comply with the maximum leverage and minimum interest coverage covenants in the Group's new term loan, in particular with reference to the period to June 2026 (the going concern period). A base case model was produced reflecting Board reviewed financial plans for the period and settlement of liabilities and provisions in line with contractual terms.

The Directors also assessed a "severe but plausible" downside scenario which included the following key changes to the base case within the going concern period:

- the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modelling a 10% decline on forecasts; and
- the risk that revenue projections outside the U.S. and for OPVEE will not meet expectations by modelling a reduction in annual forecasts totaling $25 million.

Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are forecast to be met for the going concern period. Considering the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these financial statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these financial statements.

By Order of the Board

Kathryn Hudson
Company Secretary of Indivior PLC

234 Bath Road Slough, Berkshire, SL1 4EE
Company Registration
Number: 09237894

March 6, 2025


Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF INDIVIOR PLC

Report on the audit of the financial statements

Opinion

In our opinion:

- Indivior PLC's Group financial statements and Parent Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2024 and of the Group's loss and the Group's cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;
- the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report and Accounts (the "Annual Report"), which comprise: Consolidated and Parent Company Balance Sheets as at 31 December 2024; the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Cash Flow Statement, and the Consolidated and Parent Company Statements of Changes in Equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information.

Our opinion is consistent with our reporting to the Audit & Risk Committee.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in Note 4 of the Group financial statements, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit.

Our audit approach

Overview

Audit scope

- Our scope included conducting work in two key territories in which the Group operates. This included having one full scope component in the US which contributes the majority of the Group's net revenue. In addition, we scoped in the audit of specific financial statement line items, including tax related balances for certain components in the UK and the US.
- The components where we performed audit work, taken together with our work on central corporate functions, accounted for approximately 85% of net revenue and approximately 89% of adjusted profit before tax.

Key audit matters

- Accuracy and valuation of sales rebate accruals recognised in the US business in relation to Medicaid for SUBOXONE and SUBLOCADE (Group)
- Valuation of investments in subsidiaries (Parent Company)

Materiality

- Overall Group materiality: US$13.0m (2023: US$11.0m) based on approximately 4.4% of adjusted profit before tax (2023: based on approximately 1% of net revenue).
- Overall Parent Company materiality: US$16.1m (2023: US$16.1m) based on approximately 1% of total assets.
- Performance materiality: US$9.8m (2023: US$8.3m) (Group) and US$12.1m (2023: US$12.1m) (Parent Company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

'Valuation of provision for, and disclosure and presentation of, ongoing Multidistrict Antitrust Class and State Claims', which was a key audit matter last year, is no longer included because of the final settlement of Multidistrict Antitrust Class and State Claims litigation during the year. Otherwise, the key audit matters below are consistent with last year.

Independent Auditors' Report continued

Key audit matter	How our audit addressed the key audit matter
Accuracy and valuation of sales rebate accruals recognised in the US business in relation to Medicaid for SUBOXONE and SUBLOCADE (Group) **Refer to Notes 2 and 22 to the Group financial statements** In the US, the Group sells products both through wholesalers into pharmacies and through specialty pharma distributors. These sales are subject to a number of different rebate schemes, including the Medicaid Drug Rebate Program. There is a time lag between delivery to wholesalers (when revenue is recognised) and the receipt of claims from those entitled to rebates and chargebacks, and accordingly an estimate of the net amount to be received is necessary at the point of revenue recognition. At 31 December 2024, accruals in respect of sales rebates, discounts and returns totalled $546m (31 December 2023: $507m). We focused our audit procedures on the Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE, as there is significant estimation and judgement in calculating these accruals, as well as uncertainty around the invoicing by certain US states and therefore these accruals may have volatility in the future. Given the level of judgement and estimation and the magnitude of the Medicaid sales rebate accrual balance for SUBOXONE and SUBLOCADE, this was deemed to be an area at risk of increased risk of potential management bias.	We have performed the following audit procedures on management's estimate: • Understood and evaluated the end-to-end process around Medicaid sales rebate accruals, including authorisation, approval and subsequent payments; • Performed a retrospective review of the 2023 Medicaid sales rebate accruals by comparing accruals recognised in previous periods to actual rebate claims received in order to test the historical accuracy in calculating these accruals; • Assessed the reasonableness of management's accrual by developing independent point estimates in respect of Medicaid for SUBOXONE and SUBLOCADE. Specifically, we evaluated management's accrual utilising evidence such as the inventory in the wholesale and retail channel (for SUBOXONE) and specialty distributor/specialty pharma channel (for SUBLOCADE), historical claims/payments, historical product utilisation based on prescriptions, and pricing changes. • Verified a sample of payments issued to US states and assessed consistency with the state invoices received. The Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE recognised in the Group financial statements were in line with our internally generated expectations and based on the work performed we have identified no indications of management manipulation or bias in relation to these accruals.

Key audit matter	How our audit addressed the key audit matter
Valuation of investments in subsidiaries (Parent Company) **Refer to Notes 1 and 2 to the Parent Company financial statements** As at 31 December 2024, the Parent Company had a carrying value of investment in subsidiaries of $1,552m (2023: $1,551m). This investment is accounted for at cost less provision for impairment in the Parent Company's financial statements. Investments are assessed for impairment if impairment indicators exist. If such indicators exist, the recoverable amounts of the investments in subsidiaries are estimated in order to determine the extent of the impairment loss, if any. During December 2024 and subsequent to the year end, market capitalisation of the Group (less net cash), has been approximately equal to or below the book value of the investments held. This is considered an impairment trigger and accordingly management has prepared a 'value-in-use' (VIU) model to support the carrying amount of the investments held in subsidiaries. The VIU model is based on the forecasted cash flows of the underlying subsidiaries which represent all the trading entities of the Group.	We evaluated management's assessment and conclusion of the existence of the impairment indicator, as a result of the market capitalisation (less net cash) being lower than the investment value. We evaluated the mathematical accuracy of management's model, agreed the model inputs to management's strategic forecasts, understood the basis for how the forecasts were developed and assessed the reasonableness of the key assumptions utilised within management's impairment model. We performed our own independent sensitivity analysis to understand the impact of reasonably possible changes in management's assumptions on the available headroom and considered whether the disclosures made in the Parent Company financial statements, including the disclosures in respect of judgements and estimates, were appropriate. As a result of our work, we considered that the carrying value of the investments held by the Parent Company is supportable and the disclosures within the Parent Company financial statements are considered to be appropriate.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls, and the industry in which they operate.

The Group operates as a single business activity and therefore has one reportable segment. The Group financial statements are a consolidation of 28 legal entities comprising the Group's operating businesses and consolidation adjustments. The Group consolidation, financial statements disclosures and corporate functions were audited by the Group engagement team, who also performed centralised audit procedures over certain financial statement line items.

In addition to centralised Group audit procedures, we conducted our audit by concentrating our work on those parts of the Group that make up the most significant proportions of the financial statements. We identified one component in the US which contributes the majority of the Group's net revenue, requiring a full scope audit due to its size. Audit procedures over specific financial statement line items were performed for certain other components in the UK and US. Tax related balances were audited on consolidated balances for entities both in the UK and the US. The Parent Company is not in Group audit scope as it is a holding company and predominantly eliminates on consolidation, which is tested centrally. We were able to obtain sufficient coverage across all financial statement line items. We utilised our Richmond, Virginia based component audit team which possesses the relevant knowledge and experience of the pharmaceutical industry and regulations to perform a full scope audit on the US component noted above and for the audit of specific accounts in other additional components in the US.

The Group engagement team carried out site visits to the US in the current year in addition to remote reviews and oversight of the work performed by the component team. We held numerous meetings with our component team, including via video conference and in person, and performed reviews of the key working papers associated with the component team's audit in the US. This helped to ensure that the Group audit team was sufficiently involved in the component auditors' planned response to the key audit matter in respect of the sales rebate accruals recognised in the US business in relation to Medicaid for SUBOXONE and SUBLOCADE.

Our audit procedures over in scope balances gave us coverage of approximately 89% of the Group's adjusted profit before tax. This provided the evidence we needed for our opinion on the Group financial statements taken as a whole. This was before considering the disaggregated Group level analytical review procedures, which covered certain of the Group's smaller and lower risk components that were not directly included in our Group audit scope.

Independent Auditors' Report continued

The impact of climate risk on our audit

As part of our audit, we have focused on two aspects with respect to the impact of climate change, being how climate related risk has impacted the financial statements and the consistency of disclosures between the financial statements and other parts of the Annual Report.

We made enquiries of management to understand the Group's process of identifying and assessing the impact of climate-related risks. We also understood how management has considered the impact of the identified climate-related risks in the underlying assumptions and estimates used within the financial statements.

Management has not identified any material risk which can be expected to have an impact on the disclosures included in the financial statements. We have assessed the estimates and assumptions made by management in preparing the financial statements, and did not identify any areas where any of the climate-related risks would have a material impact.

We also considered the consistency of the disclosures in relation to climate change (including the disclosures in the Task Force on Climate-related Financial Disclosures ("TCFD") section) within the Annual Report with the financial statements and our knowledge obtained from our audit.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	Financial statements – Parent Company
Overall materiality	US$13.0m (2023: US$11.0m)	US$16.1m (2023: US$16.1m)
How we determined it	approximately 4.4% of adjusted profit before tax (2023: based on approximately 1% of net revenue)	approximately 1% of total assets
Rationale for benchmark applied	We had used net revenue as the benchmark for calculating materiality in the prior year, however given that the Group's portfolio of products are now mainly well established and entering a more mature phase of their life cycle, we have concluded that adjusted profit before tax is a more relevant metric for the business.	As explained in the scoping section and based on our professional judgement, the Parent Company is not in Group audit scope as it is a holding company which is predominantly eliminated on consolidation. We believe total assets is the primary measure used by the shareholders in assessing the financial position of the entity, and this is a generally accepted benchmark for calculating materiality for holding companies.

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was US$8.5m to US$11.7m.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2023: 75%) of overall materiality, amounting to US$9.8m (2023: US$8.3m) for the Group financial statements and US$12.1m (2023: US$12.1m) for the Parent Company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit & Risk Committee that we would report to them misstatements identified during our audit above US$0.65m (Group audit) (2023: US$0.5m) and $1.6m (Parent Company audit) (2023: $1.6m) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

- obtaining management's model, agreeing the underlying cash flow projections to Board reviewed forecasts and understanding how these forecasts are compiled;
- testing the mathematical accuracy of management's model, which is used to model future financial performance and to determine whether the covenants in respect of leverage ratio and interest coverage ratio are forecasted to be met throughout the going concern period;
- verifying assumptions used are consistent with those modelled in relation to impairment assessments and deferred tax recoverability and understanding the rationale behind any differences where noted;
- evaluating the key assumptions within management's forecasts, including assessing the appropriateness of these forecasts by comparing to third-party data for revenue streams and historical actual data;
- assessing whether the downside model prepared by management considered the risks facing the business and appropriately models assumptions which are 'severe but plausible'; and
- performing additional sensitivities on the downside model by incorporating a further decline in revenues.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic Report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic Report and Directors' Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic Report and Directors' Report for the year ended 31 December 2024 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic Report and Directors' Report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Independent Auditors' Report continued

Corporate governance statement

ISAs (UK) require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Parent Company's compliance with the provisions of the UK Corporate Governance Code, which the Listing Rules of the Financial Conduct Authority specify for review by the auditor. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

- The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;
- The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;
- The directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Parent Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;
- The directors' explanation as to their assessment of the Group's and Parent Company's prospects, the period this assessment covers and why the period is appropriate; and
- The directors' statement as to whether they have a reasonable expectation that the Parent Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

- The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group's and Parent Company's position, performance, business model and strategy;
- The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and
- The section of the Annual Report describing the work of the Audit & Risk Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the Parent Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of Directors' Responsibilities in Respect of the Financial Statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to pharmaceutical regulatory requirements (including, but not limited to, those of the Federal Trade Commission, US Food and Drug Administration, the European Medicines Agency and the UK Medicines and Healthcare products Regulatory Agency) in addition to the on-going compliance requirements with respect to the Corporate Integrity Agreement ("CIA") with the Office of Inspector General of the U.S. Department of Health and Human Services (refer to the Strategic Report section of the Annual Report), and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and US, UK and European tax legislation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to management bias in accounting estimates and judgements in relation to Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE, and posting inappropriate journal entries to manipulate revenue. The Group engagement team shared this risk assessment with the component auditors and appropriate audit responses were included in the audit plan. Audit procedures performed by the Group engagement team and/or component auditors included:

- Inquiries of management (including the Chief Executive Officer, Chief Financial Officer, VP Chief Audit Executive, Chief Integrity and Compliance Officer and the Group's Chief Legal Officer) and external legal advisors, including consideration of known or suspected instances of non-compliance with laws and regulation and fraud;
- Reading key correspondence with regulatory authorities, including the reporting required under the terms of the CIA, and inquiries with external and internal legal counsel;
- Reviewing component auditors' working papers;
- Reading and assessing internal audit reports;
- Challenging assumptions made by management in its significant accounting estimates on Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE;
- Obtaining an understanding of management's controls designed to prevent and detect irregularities;
- Assessment of matters reported on the Group's whistleblowing helpline and the results of management's investigation of such matters; and
- Identifying and testing journal entries which exhibit certain risk criteria such as unusual account combinations while recording revenue.

Independent Auditors' Report continued

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the Parent Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors' remuneration specified by law are not made; or
- the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment

Following the recommendation of the Audit & Risk Committee, we were appointed by the members on 23 December 2014 to audit the financial statements for the year ended 31 December 2014 and subsequent financial periods. The period of total uninterrupted engagement is 11 years, covering the years ended 31 December 2014 to 31 December 2024.

Other matter

The Company is required by the Financial Conduct Authority Disclosure Guidance and Transparency Rules to include these financial statements in an annual financial report prepared under the structured digital format required by DTR 4.1.15R - 4.1.18R and filed on the National Storage Mechanism of the Financial Conduct Authority. This auditors' report provides no assurance over whether the structured digital format annual financial report has been prepared in accordance with those requirements.

Darryl Phillips (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors

London

6 March 2025

Consolidated Income Statement

For the year ended December 31	Notes	2024 $m	2023 $m
Net revenue	3	**1,188**	1,093
Cost of sales		**(258)**	(186)
Gross profit		**930**	907
Selling, general and administrative expenses	4	**(807)**	(811)
Research and development expenses	4	**(142)**	(106)
Net other operating (loss)/ income	4	**(4)**	6
Operating loss		**(23)**	(4)
Finance income		**23**	43
Finance expense		**(43)**	(38)
Net finance (expense)/income	6	**(20)**	5
(Loss)/profit before taxation		**(43)**	1
Income tax (expense)/benefit	7	**(5)**	1
Net (loss)/income		**(48)**	2
(Loss)/earnings per ordinary share (in dollars)			
Basic (loss)/earnings per share	8	**($0.36)**	$0.01
Diluted (loss)/earnings per share	8	**($0.36)**	$0.01

Consolidated Statement of Comprehensive Income

For the year ended December 31	2024 $m	2023 $m
Net (loss)/income	(48)	2
Other comprehensive (loss)/income		
Items that may be reclassified to profit or loss in subsequent years:		
Foreign currency translation adjustment, net	(6)	4
Other comprehensive (loss)/income	(6)	4
Total comprehensive (loss)/income	**(54)**	**6**

Consolidated Balance Sheet

As at December 31	Notes	2024 $m	(Restated[1]) 2023 $m
Assets			
Non-current assets			
Intangible assets	9	**177**	234
Property, plant and equipment	10	**101**	82
Right-of-use assets	11	**35**	33
Deferred tax assets	7	**268**	267
Investments	12	**27**	41
Other assets	14	**29**	28
		637	685
Current assets			
Inventories	13	**178**	142
Trade receivables	14	**254**	254
Other assets	14	**43**	457
Current tax receivable		**34**	—
Investments	12	**1**	94
Cash and cash equivalents	16	**319**	316
		829	1,263
Total assets		**1,466**	1,948
Liabilities			
Current liabilities			
Borrowings	17	**(18)**	(3)
Provisions	19	**(21)**	(408)
Other liabilities	19	**(89)**	(125)
Trade and other payables	22	**(797)**	(743)
Lease liabilities	11	**(10)**	(9)
Current tax liabilities		**(11)**	(18)
		(946)	(1,306)
Non-current liabilities			
Borrowings	17	**(315)**	(236)
Provisions	19	**(63)**	(5)
Other liabilities	19	**(316)**	(367)
Lease liabilities	11	**(31)**	(34)
		(725)	(642)
Total liabilities		**(1,671)**	(1,948)
Net liabilities		**(205)**	—
Equity			
Capital and reserves			
Share capital	23	**62**	68
Share premium		**13**	11
Capital redemption reserve	24	**14**	7
Other reserves	24	**(1,297)**	(1,295)
Foreign currency translation reserve	24	**(41)**	(35)
Retained earnings		**1,044**	1,244
Total shareholders' deficit		**(205)**	—

1. The 2023 consolidated balance sheet was retrospectively adjusted to reflect acquisition-related measurement period adjustments (see Note 28).

The financial statements on pages 139 to 178 were approved by the Board of Directors on March 6, 2025 and signed on its behalf by:

Mark Crossley
Director

Ryan Preblick
Chief Financial Officer

Consolidated Statement of Changes in Equity

	Notes	Share capital $m	Share premium $m	Capital redemption reserve $m	Other reserves $m	Foreign currency translation reserve $m	Retained earnings $m	Total shareholders' (deficit)/ equity $m
Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income								
Net income		—	—	—	—	—	2	2
Other comprehensive income		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	—	4	2	6
Transactions recognized directly in equity								
Shares issued	23	1	3	—	—	—	—	4
Share-based plans	25	—	—	—	—	—	22	22
Settlement of tax on equity awards	23	—	—	—	—	—	(22)	(22)
Shares repurchased and canceled	23	(1)	—	1	—	—	(33)	(33)
Transfer to share repurchase liability	19	—	—	—	—	—	(23)	(23)
Transfer from share repurchase liability	19	—	—	—	—	—	9	9
Taxation on share-based plans	7	—	—	—	—	—	(14)	(14)
Total transactions recognized directly in equity		—	3	1	—	—	(61)	(57)
Balance at December 31, 2023		68	11	7	(1,295)	(35)	1,244	—
Balance at January 1, 2024		68	11	7	(1,295)	(35)	1,244	—
Comprehensive loss								
Net loss		—	—	—	—	—	(48)	(48)
Other comprehensive loss		—	—	—	—	(6)	—	(6)
Total comprehensive loss		—	—	—	—	(6)	(48)	(54)
Transactions recognized directly in equity								
Shares issued	23	1	2	—	—	—	—	3
Share-based plans	25	—	—	—	—	—	24	24
Settlement of tax on equity awards	23	—	—	—	—	—	(22)	(22)
Purchase of own shares for Employee Benefit Trust	23	—	—	—	(2)	—	—	(2)
Shares repurchased and canceled	23	(7)	—	7	—	—	(168)	(168)
Transfer to share repurchase liability	19	—	—	—	—	—	(10)	(10)
Transfer from share repurchase liability	19	—	—	—	—	—	22	22
Taxation on share-based plans	7	—	—	—	—	—	2	2
Total transactions recognized directly in equity		(6)	2	7	(2)	—	(152)	(151)
Balance at December 31, 2024		62	13	14	(1,297)	(41)	1,044	(205)

Consolidated Cash Flow Statement

For the year ended December 31	Notes	2024 $m	2023 $m
Operating loss		**(23)**	(4)
Adjustments for:			
Depreciation and amortization of property, plant and equipment and intangible assets	9, 10	**26**	19
Impairment of property, plant and equipment and intangible assets		**52**	—
Depreciation of right-of-use assets	11	**8**	9
Share-based payments expense for the year	25	**24**	22
Impact from foreign exchange movements		**(6)**	(11)
Unrealized loss on equity investment		**9**	—
Settlement of tax on employee awards	23	**(22)**	(22)
Increase in trade receivables		**(1)**	(33)
Increase in inventories[1]		**(37)**	(21)
Decrease/(increase) in current and non-current other assets[2]		**409**	(415)
Increase in trade and other payables		**48**	115
(Decrease)/increase in provisions and other liabilities[2][3]		**(403)**	49
Cash generated by/(used in) operations		**84**	(292)
Interest paid		**(37)**	(32)
Interest received		**23**	42
Tax refunds		**—**	19
Taxes paid		**(47)**	(52)
Net cash inflow/(outflow) from operating activities		**23**	(315)
Cash flows from investing activities			
Acquisition of assets, net of cash acquired	27	**—**	(124)
Acquisition of business	28	**—**	(5)
Purchase of property, plant and equipment	10	**(29)**	(8)
Purchase of investments	12	**(17)**	(45)
Maturity of investments	12	**117**	129
Purchase of intangible assets	9	**(2)**	(45)
Net cash inflow/(outflow) from investing activities		**69**	(98)
Cash flows from financing activities			
Proceeds from borrowings		**332**	—
Repayment of borrowings	17	**(239)**	(12)
Principal elements of lease payments	11	**(10)**	(8)
Lease incentive received	11	**—**	3
Cash paid for share repurchases	23	**(173)**	(33)
Proceeds from the issuance of ordinary shares	23	**3**	4
Other		**(2)**	—
Net cash outflow from financing activities		**(89)**	(46)
Exchange difference on cash and cash equivalents		**—**	1
Net increase/(decrease) in cash and cash equivalents		**3**	(458)
Cash and cash equivalents at beginning of the year	16	**316**	774
Cash and cash equivalents at end of the year	16	**319**	316

1. Discontinuation of PERSERIS (refer to Note 29) resulted in impairment of inventory.
2. Changes in these line items for 2024 include utilization of the Antitrust MDL liabilities (refer to Note 19) and release of related escrow funding following final court approval.
3. Changes for 2024 also include litigation settlement payments of $173m (FY 2023: $195m). $3m of interest paid on the DOJ Resolution in 2024 has been recorded in the interest paid line item (FY 2023: $3m).Changes in the line item provisions and other liabilities for 2024 include litigation settlement payments totaling $173m (2023: $195m). Refer to Note 19.

Notes to the Group Financial Statements

1. General information

Indivior PLC (the "Company") and its subsidiaries (together, "Indivior" or the "Group") are predominantly engaged in the development, manufacture and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence, and co-occurring disorders (the "Indivior Business").

The Company is a public company limited by shares and was incorporated, registered and domiciled in England, United Kingdom on September 26, 2014. The Company is the holding company for the Group. The address of the registered office and company number are stated on page 188.

The principal accounting policies adopted in the preparation of these financial statements are set out below. Unless otherwise stated, these policies have been consistently applied to all years presented.

2. Basis of preparation and accounting policies

Basis of preparation

The financial statements of the Group have been prepared in accordance with U.K.-adopted International Accounting Standards ("IAS") and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The financial statements are presented in U.S. dollars ($) and are prepared on a historical cost basis except where otherwise stated. Amounts denoted in "m" represent millions and "k" represent thousands.

In preparing the financial statements, the Group considered the potential impact of climate change. The Task Force on Climate-related Financial Disclosures ("TCFD") reporting framework consists of a list of recommendations for companies to consider. In accordance with the TCFD reporting framework, management has qualitatively and quantitatively assessed the impact of the scenario assessments on the Group's physical and transitional risks. Based on this assessment, the Group concluded that climate change did not have a significant or material impact on the Group's business or on the financial reporting judgments or estimates. The Group will continue to monitor, assess and, as appropriate, account for the impact of climate change prospectively.

Adoption of new and revised standards

No new International Financial Reporting Standards ("IFRS") have been adopted by the Group in 2024.

New accounting standards issued but not yet effective

IFRS 18 sets out new requirements for the presentation and disclosure of information in the financial statements and, subject to U.K. endorsement, will be effective for the first time in the Group's financial statements for the year ending 31 December 2027. The new standard will have an impact on how information is reported, with a focus on the presentation of the income statement, and could also change the extent of information disclosed in the notes to the financial statements. IFRS 18 will not impact the recognition or measurement of items in the financial statements and therefore will not have an impact on the Group's overall results; however it may change what the Group reports as its 'operating profit'.

Going concern assessment

The Directors have considered the Company's and the Group's financial plan, in particular with reference to the period to June 2026 (the going concern period).

The Directors have assessed the Group's ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 19, and comply with the maximum leverage and minimum interest coverage covenants in the Group's term loan for the going concern period. A base-case model was produced reflecting:

- Board reviewed financial plans for the period; and
- settlement of liabilities in line with contractual terms and provisions..

The Directors also assessed a "severe but plausible" downside scenario which included the following key changes to the base case within the going concern period:

- the risk that SUBLOCADE will not meet revenue growth expectations by modeling a 10% decline on forecasts; and
- the risk that revenue projections outside the U.S. and for OPVEE will not meet expectations by modeling a reduction in annual forecasts totaling $25m.

Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these financial statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these financial statements.

Basis of consolidation

The consolidated financial statements include the results of the Company and its subsidiaries. Subsidiaries are those investees, including structured entities, the Group controls because the Group (i) has power to direct the relevant activities of the investees that significantly affect their returns, (ii) has exposure, or rights, to variable returns from its involvement with the investees, and (iii) has the ability to use its power over the investees to affect its returns. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are deconsolidated from the date on which control ceases. Intra-Group transactions, outstanding balances payable or receivable and unrealized income and expense on transactions between Group entities have been eliminated on consolidation. All subsidiaries have year ends which are co-terminous with the Company's. The subsidiaries' accounting policies are consistent with the policies adopted by the Group.

Accounting policies

Foreign currency translation

The financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency), which is generally the local currency with the exception of treasury and holding companies where the functional currency is the U.S. Dollar. Effective January 1, 2024, the functional currency of Indivior U.K. Limited, one of the Group's significant subsidiaries, changed from U.K. pound Sterling to U.S. Dollar (USD).

2. Basis of preparation and accounting policies
continued

This was the result of a change in the primary economic environment in which Indivior U.K. Limited operates, driven by growth of USD-denominated net revenue combined with an increase in USD-denominated costs and culminating with a shift in investing activities. The Group determined the USD had become the dominant currency from January 2024. The Group's presentation currency is the U.S. Dollar.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the remeasurement of monetary assets and liabilities denominated in foreign currencies are recognized within SG&A in the consolidated income statement.

The exchange rates used for the translation of currencies into U.S. dollars that have the most significant impact on the Group's results were:

	2024	2023
GBP year-end exchange rate	**1.25**	1.27
GBP average exchange rate	**1.28**	1.24
EUR year-end exchange rate	**1.03**	1.10
EUR average exchange rate	**1.08**	1.08

The financial statements of subsidiaries with different functional currencies are translated into U.S. dollars on the following basis:

- Assets and liabilities at the year-end rate.
- Profit and loss account items at the weighted average exchange rate for the year.

Exchange differences arising from translation of retained earnings and the net investment in foreign entities are recognized in the statement of comprehensive income on consolidation.

Revenue

Net revenue is generated from sales of pharmaceutical products, net of accruals for returns, discounts, incentives and rebates ("allowances"). Direct customers are often wholesalers, specialty pharmacies and specialty distributors of pharmaceutical products; indirect customers are often government-sponsored programs or commercial insurers with whom the Group has separate pricing and formulary agreements.

Net revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over pharmaceutical products to the direct customer, substantially all of which is upon receipt of the products by the customer, and therefore all revenue is recognized at a "point in time." The amount of net revenue recognized is based on the consideration expected in exchange for pharmaceutical products, including reductions in revenue for rebates expected to be paid to indirect customers. The consideration Indivior receives may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The Group has no material contracts with more than one performance obligation.

Management is required to determine the net transaction price in respect of each of its contracts with direct and indirect customers.

In making such judgment, management assesses the impact of any variable consideration in the contract due to allowances. These are estimated and recognized in the period in which the underlying performance obligation is fulfilled as a reduction of net revenue.

The following are the Group's significant categories of allowances:

- **Government and commercial rebates**
  The Group records accruals for rebates for governmental programs as a reduction of sales when the product is sold into the distribution channel. The Group pays rebates to individual U.S. states for all eligible units purchased under the Medicaid Drug Rebate Program in the United States ("Medicaid") based on a "per unit rebate" calculation, which is based on the Group's average manufacturer prices and applicable supplemental agreements.

  Management estimates expected unit sales under Medicaid and adjusts its rebate accrual based on actual unit, per unit rebate amounts and changes in trends in Medicaid utilization.

  Commercial rebates include amounts payable to payers and healthcare providers under contractual arrangements and may vary by product.

  Government and commercial rebates are estimated using contracted rates, historical and estimated payer mix, historical utilization trends and payment processing time lag. Additionally, in developing estimates, management considers statutory rebate requirements, estimated patient mix, known market events or trends, channel inventory data obtained from third parties and other pertinent internal or external information. Management assesses and updates estimates each reporting period to reflect billing trends and other current information.

- **Chargebacks**
  Chargebacks relate to discounts that occur when contracted indirect customers purchase directly from wholesalers and specialty distributors at a contracted price. The wholesaler or specialty distributor, in turn, then generally charges back to the Group the difference between the wholesale acquisition cost and the contracted price paid to the wholesaler or specialty distributor by the customer.

  The accrual for chargebacks is estimated based on historical and expected utilization of these programs.

- **Allowance for sales returns**
  Returns are generally made if the product is damaged, defective or otherwise cannot be used by the customer. In the United States, the Group typically permits returns six months prior to and up to 12 months after the product expiration date.

  Outside the United States, returns are only allowed in certain countries on a limited basis.

  Accruals for product returns are estimated based primarily on analysis of the Group's historical product return patterns, expected future returns, and contractual agreement terms. Estimated returns are accrued in the period the related revenue is recognized.

Notes to the Group Financial Statements continued

2. Basis of preparation and accounting policies continued

- **Sales discounts**

  Wholesalers, specialty pharmacies and specialty distributors of the Group's products may be offered various forms of consideration for distributing our products, including discounts, service fees and prompt payment discounts. Wholesaler and specialty distributor discounts and service fees arise from contractual agreements and are estimated as a percentage of the price at which the Group sells product to them and are classified as liabilities.

  In addition, customers are offered a prompt pay discount for payment within a specified contractual period. Prompt pay discounts are classified as a reduction of accounts receivable.

Management also takes account of factors such as levels of inventory in its various distribution channels, product expiry dates and information about potential entry of competing products into the market. In each case, the accruals made for allowances noted above are subject to continuous review and adjustment as appropriate, based on the most recent information available to management.

Adjustments to the accruals may be necessary based on actual utilization information submitted to the Group (in the case of accruals for rebates related to sales targets or contractual rebates), claims/invoices received (in the case of regulatory rebates and chargebacks) and actual return rates.

Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer ("CEO").

Cost of sales

Cost of sales are recognized as the associated net revenue is recognized or when the asset no longer represents a probable future economic benefit. Cost of sales include manufacturing costs, movements in provisions for inventories, inventory write-offs, depreciation and impairment charges in relation to manufacturing assets, and amortization of marketed products.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") comprise personnel costs, as well as marketing expenses, consulting services, depreciation of fixed assets, travel and other selling and distribution-related expenses, corporate overheads, patent-related costs and other administrative expenses. Selling, general and administrative expenses also include expenses relating to recognition or release of legal provisions.

Expenses are recognized in respect of goods and services received when supplied in accordance with contractual terms. Marketing, promotional and other selling expenses are charged to the consolidated income statement as incurred.

Research and development

Research and development expenses comprise internal and external research expenses. Internal R&D expenses include employee-related expenses, occupancy costs, depreciation of corresponding equipment and other costs. External R&D expenses include costs related to clinical trials, non-clinical activity and laboratory services.

Research expenditure is charged to the consolidated income statement in the year in which it is incurred.

Development expenditure is expensed as incurred, unless it meets the requirements of IAS 38 to be capitalized and then amortized over the useful life of the developed product, once commercialized.

The Group has determined that filing for regulatory approval is generally the earliest point at which internal development costs can be capitalized. However, judgment is exercised when assessing the point at which it is probable the asset created will generate future economic benefits, which may not be until final regulatory approval for certain assets. All internal development expenditure incurred prior to filing for regulatory approval is therefore expensed as incurred.

Net other operating income

Net other operating income is credited to the consolidated income statement as earned.

Finance income and expense

Finance income represents interest earned on invested cash balances plus interest income from debt securities which is included in finance income using the effective interest method. Finance income on cash and cash equivalents and investments is recognized in the consolidated income statement in the period earned.

Finance costs of borrowings are recognized in the consolidated income statement over the term of those borrowings. Finance costs related to lease arrangements are recognized in the consolidated income statement over the lease period. Finance costs on significant legal matters are generally recognized in the consolidated income statement over the settlement payment period.

Income tax

Income tax for the year comprises current and deferred tax. Current tax is the expected tax payable on taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current tax for the current and prior periods is recognized as a liability to the extent that it has not yet been settled, and as an asset to the extent that the amounts already paid exceed the amount due.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements using the balance sheet approach.

Deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction (other than a business combination) that affects neither accounting nor taxable profit or loss at that time. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date and apply when the deferred tax asset or liability is expected to reverse.

2. Basis of preparation and accounting policies
continued

They are revalued for changes in tax rates when new tax rates are substantively enacted. The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and impairment.

Payments made in respect of acquired distribution rights are capitalized when it is probable that the expected future economic benefits attributable to the asset will flow to the Group. The useful life of the acquired distribution rights is determined based on legal, regulatory, contractual, competitive, economic or other relevant factors. Acquired rights with finite lives are subsequently amortized using the straight-line method over their expected useful economic lives.

Payments related to the acquisition of rights to products in development or marketed products are capitalized if it is probable that future economic benefits from the asset will flow to the Group. Probability of future economic benefit is assumed for all payments made for externally acquired products in development and therefore capitalized. Subsequent success-based milestone payments up to and including approval are capitalized when achieved. Products in development are not amortized as they are not yet in use but are assessed for impairment at the end of each reporting period. Once approved in their primary market, products in development are transferred to marketed products.

Marketed products are amortized over their useful economic life, which is generally estimated as the patent life within the product's primary market. Amortization of marketed products is recognized within cost of sales. All products are assessed for impairment indicators at the end of each reporting period and tested for impairment annually.

Acquired computer software licenses and related implementation costs are capitalized at cost. These costs are typically amortized on a straight-line basis, generally over a period of up to five years. For cloud-based software licenses, implementation costs are expensed as incurred and subscription costs are expensed ratably over the license period.

Goodwill is initially measured as any excess of the fair value of the acquired business over the fair value of the net identifiable assets acquired. Goodwill is not amortized but is assessed for impairment at the end of each reporting period.

Gains and losses on the disposal of intangible assets are determined by comparing the asset's carrying value with any sale proceeds and are included in the consolidated income statement.

The carrying values of intangible assets are reviewed for impairment annually and/or when events or changes in circumstances indicate the carrying value may be impaired depending on the intangible asset type. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, management estimates the recoverable amount of the cash-generating unit ("CGU") to which it belongs.

Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As discussed in Note 3, the Group is engaged in a single business activity and operates in a single reportable segment.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment, with the exception of land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the asset.

The cost of subsequent improvements and enhancements is included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

Except for freehold land and assets under construction, the cost of property, plant and equipment is depreciated on a straight-line basis over the expected useful life of the asset. For this purpose, expected lives are determined within the following limits:

- Land and buildings
  - freehold buildings: not more than 20 years; and
  - leasehold improvements: up to the expected lease term.
- Plant and equipment
  - plant and equipment: not more than 10 years; and
  - motor vehicles and computer equipment: not more than 4 years.

Assets' residual values and useful lives are reviewed, and adjusted, if necessary, at each balance sheet date. Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. Freehold land is reviewed for impairment on an annual basis.

Gains and losses on the disposal of property, plant and equipment are determined by comparing the asset's carrying value with any sale proceeds and are included in the consolidated income statement.

Leases and right-of-use asset

The Group leases various properties and equipment (including vehicles). Rental contracts are typically made for fixed periods of 3 to 10 years but may have termination or extension options. Management assesses whether it is reasonably certain to exercise the options at lease commencement and subsequently, if there is a change in circumstances within its control. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Such assessment involves management judgment and estimations based on information at the time the assessments are made.

As a lessee, management assesses whether a contract conveys the right to control use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. The Group recognizes a right-of-use asset (lease asset) and a corresponding liability at the lease commencement date, measured on a present value basis.

Leases with a term of 12 months or less (short-term leases) and low-value leases are not recognized on the balance sheet.

Notes to the Group Financial Statements continued

2. Basis of preparation and accounting policies continued

For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The Group's right-of-use assets are calculated based upon the following:

- the amount of the initial measurement of the lease liability;
- any lease payments made to the lessor at or before the commencement date, less any lease incentives (e.g., rent abatements, tenant improvement allowances) received; and
- any initial direct costs incurred by the Group.

Right-of-use assets are amortized on a straight-line basis from the commencement date of the lease over the shorter of the lease term or useful life of the right-of-use asset. Right-of-use assets are assessed for impairment whenever there is an indication the carrying amount may not be recoverable, generally using cash flow projections for the cash-generating unit in which the right-of-use asset belongs.

Lease liabilities are initially measured at the present value of the lease payments to be made over the lease term using the discount rate for the lease at lease commencement. If the interest rate implicit in the lease can be determined, it will be used to measure the liability. If an interest rate is not implicit in the lease, the incremental borrowing rate for the respective loan type at the date of commencement will be used, which ranged from 3.9% to 11.8%. The incremental borrowing rate is determined by referencing the cost of borrowing in recent debt issuances for entities with comparable credit ratings, adjusted for the term of the lease and country of origin.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease terms or expected payments under the lease change, or a modification occurs that is not accounted for as a separate lease. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Principal elements of lease payments are recognized as cash flows from financing activities.

Investments

Investments comprise holdings in equity and debt securities. Investments in equity securities held for trading or for which the Group has not elected to recognize fair value gains and losses through other comprehensive income are initially recorded and subsequently measured at fair value through profit or loss ("FVPL"). Fair value gains and losses are reported on the income statement within net other operating (loss)/income. Investments in debt securities are initially recorded at fair value plus or minus directly attributable transaction costs and remeasured on the basis of the Group's business model and the contractual cash flow characteristics.

The Group's investments in debt securities are held at amortized cost as the Group's intention is to hold these investments to maturity and collect contractual cash flows that are solely payments of principal and interest.

The Group applies an expected credit loss impairment model to financial instruments held at amortized cost. The recognition of a loss allowance is limited to 12-month expected credit losses unless credit risk increases significantly, which would require lifetime expected credit losses to be applied.

When measuring expected credit losses, investments are grouped based on similar credit risk characteristics. Management uses judgment in selecting the inputs to the impairment model based on historical loss rates for similar instruments, current conditions and forecasts of future economic conditions.

Inventories

Raw materials, stores and consumables, work in progress and finished goods are stated at the lower of cost or net realizable value. Cost comprises materials, direct labor and an appropriate portion of overhead expenses (based on normal operating capacity) required to get the inventory to its present location and condition. Inventory valuation is determined on a first in, first out basis. Selling expenses, product amortization and certain other overhead expenses are excluded from product cost. Net realizable value is the estimated net selling price less applicable selling expenses. Impairment of inventory is recognized in cost of sales.

Trade receivables

Trade receivables are initially recognized at their invoiced amounts less estimated adjustments for deductions such as cash discounts. Trade receivables consist of amounts due from customers, primarily wholesalers and distributors, for which there is no significant history of default. The credit risk of customers is assessed, taking into account their financial positions, past experiences and other relevant factors. Individual customer credit limits are imposed based on these factors.

Provisions for expected credit losses are established using an expected credit loss model ("ECL"). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period. These provisions represent the difference between the carrying amount in the consolidated balance sheet and the estimated collectible amount. Charges for ECL are recognized in the consolidated income statement within SG&A expenses.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with original maturities of less than three months.

Borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost, with any difference between cost and redemption value being recognized within finance expense in the consolidated income statement over the year of the borrowings on an effective interest basis.

Borrowings are classified as a current liability unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Provisions and other liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, an outflow of resources to settle that obligation is more likely than not, and the amount can be reliably estimated. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the reporting date.

2. Basis of preparation and accounting policies continued

Provisions are reviewed regularly, and amounts updated where necessary to reflect the latest assumptions. The assessment of provisions can involve complex judgments about future events and can rely heavily on judgments and estimates. Given the inherent uncertainties related to these judgments and estimates, the actual outflows resulting from the realization of those risks could differ adversely and materially from management's assessments.

Other liabilities represent contractual obligations to third parties where the amount and timing of payments is fixed. Where other liabilities are not interest-bearing and the impact of discounting is significant, other liabilities are recorded at their present value, generally using a discount rate appropriate to the liability or approximating a market interest rate at the time the Group entered into the obligation.

Trade and other payables

Trade and other payables are recognized initially at fair value and, where applicable, subsequently measured at amortized cost using the effective interest method. Accrual balances are reviewed and adjusted in light of actual experience of rebates, discounts or allowances given and returns made and any expected changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group. Please refer to the revenue accounting policy for further details on accruals for rebates, discounts and returns.

Employee share-based plans

The Group operates three equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate pricing models. The grant date fair value is recognized over the vesting period as an expense, with a corresponding increase in retained earnings.

The Group controls an Employee Benefit Trust which supports fulfillment of share-based compensation plans and other employee benefits.

Employee short-term obligations

Liabilities for salaries and wages, including non-monetary benefits, vacation and accumulating sick leave expected to be settled within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for vacation and accumulating sick leave is recognized in the provision for employee benefits. All other short-term employee benefits are included within trade and other payables.

Pension commitments

Some companies within the Group operate defined contribution and (funded and unfunded) defined benefit pension schemes. The cost of providing pensions to employees who are members of defined contribution schemes is charged to the consolidated income statement as contributions are made. The Group has no further payment obligations in respect of such schemes once the contributions have been paid.

Post-retirement benefits other than pensions

Some companies within the Group provide post-retirement medical care to their retirees. The costs of providing these benefits are accrued over the period of employment and the liability recognized in the consolidated balance sheet is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related asset is deducted.

Business combinations and asset acquisitions

In assessing whether an acquired set of activities and assets is a business or an asset, management applies the optional concentration test. In applying the concentration test, an acquisition will be treated as an asset acquisition if substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill) is concentrated in a single identifiable asset or group of similar identifiable assets. If the concentration test is not met, management will perform an assessment to determine whether the acquired set of activities and assets is a business.

The acquisition method of accounting is used to account for business combinations. All identifiable assets acquired, liabilities and contingent liabilities assumed are initially measured at fair value on the acquisition date. During the measurement period of up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Acquisition-related costs are expensed as incurred.

Goodwill arising from a business combination is recognized as an asset and initially measured at cost. Goodwill is calculated as the difference between 1) the acquisition date fair value of the consideration transferred and 2) the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

The Group recognizes contingent consideration in a business combination as part of the consideration transferred at the fair value of the obligations at the acquisition date. Contingent consideration classified as a financial liability is subsequently remeasured to fair value at each balance sheet date, with changes in fair value recognized in the consolidated income statement. In an asset acquisition, the Group accounts for contingent consideration using a cost accumulation model. No liabilities are initially recognized at the date of acquisition. When an obligation associated with a variable payment is no longer uncertain, it is capitalized as part of the cost of the asset, as it represents a direct cost of the acquisition.

Accounting estimates and judgments

Management makes several estimates and assumptions regarding the future and significant judgments in applying the Group's accounting policies.

Notes to the Group Financial Statements continued

2. Basis of preparation and accounting policies continued

Key estimates and assumptions

Estimates and assumptions may affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates are based on the Group's knowledge of the amount, events or actions; however, actual results may ultimately differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The key estimates and assumptions used in the financial statements are set out below.

Estimates for rebates, incentives and returns

The Group offers various types of reductions from list prices on its products. Rebates are granted to governmental healthcare authorities, such as Medicaid and Medicare in the U.S., and under contractual arrangements with certain indirect customers. Some wholesalers are entitled to chargeback incentives under specific contractual arrangements. Cash discounts may also be granted for prompt payment, which are recorded as a reduction of accounts receivable.

The discounts and rebates described above are estimated based on contractual arrangements with customers or terms of the relevant regulations and/or agreements applicable for transactions with healthcare authorities, and in some cases on assumptions about the attainment of targeted volumes. Several months may pass between the original estimate of rebates due and confirmation of the amount, which may increase the estimation risk. Please refer to the revenue accounting policy for further details.

Accruals for product returns are estimated in the period the related revenue is recognized. The estimate is based primarily on analysis of the Group's historical product return patterns, expected future returns, and contractual agreement terms.

During 2024, net revenue was increased by $28m (2023: decreased by $9m) from performance obligations satisfied in prior years, primarily relating to differences between invoices received from U.S. government programs as compared to the respective accruals held for those years. The estimates for U.S. governmental and commercial end-payor accruals are also reasonably expected to vary due to shifts between U.S. governmental end-payor sales and U.S. commercial end-payor sales. A 1 percentage point shift between these channels would impact the accrual by $4m. Due to the number of variables contributing to the overall accruals for returns, discounts, incentives and rebates, further meaningful sensitivity is not able to be provided. Accruals for returns, discounts, incentives and rebates are disclosed in Note 22.

Impairment of intangible assets

In carrying out impairment reviews, specifically in relation to products in development, significant assumptions have been made. These include the probability of success in obtaining regulatory approvals, discount rates and projected net revenue (based on future rate of market growth and market demand for the products acquired). As actual results differ and/or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. The cash flows used in the recoverable amount calculation for assets in development are inflation adjusted.

Changes in the inflationary environment in 2024 did not have a significant impact on the recoverable amount calculations due to their effect on both projected cash inflows and outflows. See Note 9 for further details and sensitivity analysis.

Determination of income tax expense/benefit

Significant judgment and estimation are required over certain inputs to determine the Group's income tax expense/benefit. These estimates and judgments include the treatment of certain tax credits, benefits, and deductions and the tax, interest and penalties related to unresolved uncertain tax matters. Changes to these estimates may result in a material increase or decrease to the Group's income tax expense/benefit in subsequent periods.

Recoverability of deferred tax assets

Deferred tax assets are recoverable when it is probable the Group will generate sufficient future taxable profits in the jurisdictions where the deferred tax assets are recorded. The Group's estimate of future taxable profits is based on forecasts consistent with those applied elsewhere by the Group and are subject to similar uncertainties. As of December 31, 2024, the Group's recognized deferred tax assets of $268m (2023: $267m) are considered probable to be recovered within the lifecycle of existing products. Specific deferred tax assets are not recognized as they are not considered recoverable. The Group's ability to realize deferred tax assets could be reduced in the future if estimates of future forecasted revenue and profits are reduced or not realized. Any change in the Group's ability to realize recognized deferred tax assets would impact the Group's income tax expense/benefit in the period when such change takes place.

See Note 7 for details.

Critical judgments

Management has made the following critical judgments in applying the Group's accounting policies that have the most significant effect on the amounts recognized in the Group financial statements:

Ongoing litigation

The Group is involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to compliance and trade practices, commercial claims, product liability claims, intellectual property rights, and employment and wrongful discharge claims. For each claim or grouping of similar claims, management makes judgments regarding the relative merits and risks within the claims. These judgments inform the Group's defense strategies, whether a loss or settlement from the claims is probable and whether sufficient information exists to make a reliable estimate of the likely outcome of the claims. Provisions are recognized when the Group has a present legal or constructive obligation, an outflow of resource to settle the obligation is more likely than not, and the amount can be reliably estimated. Management has assessed as "contingent" matters that cannot be reliably estimated or are not considered probable at the current time. For more details of all the outstanding legal proceedings including those that have been deemed contingent, see Note 21.

3. Segment information

The Group is engaged in a single business activity, which is predominantly the development, manufacture and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.

Net revenue:

Revenue is attributed geographically based on the country where the sale originates. The following table represents net revenue by country.

For the year ended December 31	2024 $m	2023 $m
United States	1,008	912
Rest of World	177	176
United Kingdom	3	5
Total	**1,188**	1,093

On a disaggregated basis, the Group's net revenue by major product line:

For the year ended December 31	2024 $m	2023 $m
SUBLOCADE	756	630
OPVEE[1]	15	—
Sublingual/Other[2]	377	421
PERSERIS[3]	40	42
Total	**1,188**	1,093

1. Net revenue for OPVEE consists of two 100,000 unit product orders from the U.S. Biomedical Advancement Research and Development Authority (BARDA).
2. Includes $3m of revenue generated from onerous contracts at the Raleigh manufacturing facility in FY 2024.
3. Marketing and promotion for PERSERIS® have been discontinued. Refer to Note 29.

Significant customers

Net revenue includes amounts derived from significant customers that amount to 10% or more of the Group's revenue as follows (in percentages of total net revenue):

Customer	2024 $m	2023 $m
Customer A	19 %	19 %
Customer B	18 %	19 %
Customer C	18 %	16 %
Customer D	11 %	9 %

Non-current assets:

The following table represents non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments and other assets.

At December 31	2024 $m	2023 (Restated[1]) $m
United States	218	209
United Kingdom	149	206
Rest of World	2	3
Total	**369**	418

1. The non-current asset balance in the United States as of December 31, 2023 was retrospectively adjusted during 2024 to reflect measurement period adjustments of $2m to property, plant and equipment and $3m to intangible assets (goodwill) related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 28.

Notes to the Group Financial Statements continued

4. Operating expenses and net other operating income

Operating expenses

The table below sets out selected operating costs and expense information.

	Notes	2024 $m	2023 $m
Research and development expenses[1]		**(142)**	(106)
Selling and marketing expenses		**(253)**	(236)
Administrative and general expenses[2]		**(554)**	(575)
Selling, general and administrative expenses		**(807)**	(811)
Depreciation and amortization[3]	9, 10, 11	**(14)**	(15)

1. Research and development expenses in 2024 include impairment charges related to a product in development ($28m) and the discontinuation of a digital therapeutic product in development ($11m).
2. Administrative and general expenses in 2024 includes legal settlement costs (see Notes 19 and 21), restructuring costs including severance, impacts related to discontinuation of PERSERIS, debt financing costs and U.S. listing costs. Expenses in the 2023 periods include legal settlement costs, the acquisition of Opiant Pharmaceuticals, Inc. ("Opiant", refer to Note 27) and U.S. listing costs. Medical affairs functional costs are included in administrative and general expenses.
3. Depreciation and amortization amounts presented are included in research and development and selling, general and administrative expenses. Additionally, depreciation and amortization related to intangible assets, certain plant and equipment and right-of-use assets of $20m (2023: $13m) are reported within cost of sales. Depreciation and amortization amounts do not include impairment charges. Refer to Note 29 for impairment charges related to the discontinuation of PERSERIS.

Auditors' remuneration

	2024 $m	2023 $m
Audit of Parent Company and consolidated financial statements:		
Audit of the Group's consolidated financial statements	**(6.0)**	(4.4)
Audit of the Group's subsidiaries	**(0.8)**	(0.8)
Audit services	**(6.8)**	(5.2)
Audit-related assurance services	**(0.8)**	(0.8)
Total auditors' remuneration	**(7.6)**	(6.0)

Audit services for the audit of Parent Company and consolidated financial statements include the fee paid in respect of the audit carried out under U.S. auditing standards for the purpose of filing accounts in the U.S. In FY 2023, an additional fee of $0.5m in respect of the FY 2022 Group and subsidiary financial statements was approved and paid subsequent to the completion of the audit. This amount is not included in the table above.

Audit-related assurance services primarily consist of performance of quarterly reviews. Auditors' remuneration is included in selling, general and administrative expenses.

Net other operating income

	2024 $m	2023 $m
Mark-to-market adjustment of equity securities	**(9)**	—
Insurance reimbursements	**1**	1
Income recognized in relation to a supply agreement	**—**	3
BARDA Inventory management fees	**1**	—
Other income	**3**	2
Net other operating (loss)/income	**(4)**	6

Mark-to-market adjustment of equity securities represents the change in market value of equity securities measured at fair value through profit or loss (FVPL). In 2024, the announcement of study results pertaining to Aelis Farma's pipeline drug for cannabis use disorder did not meet the expected outcomes, resulting in a $5m decline in market value of the shares. The share price continued to decline during the remainder of 2024.

5. Employees

Details of employee costs

(a) Staff costs	Note	2024 $m	2023 $m
The total employment costs, including Executive Directors, were:			
Wages and salaries		**(227)**	(226)
Social security costs		**(35)**	(37)
Pension costs[1]		**(16)**	(14)
Share-based payments expense for the year	25	**(24)**	(22)
Termination costs[2]		**(17)**	(7)
Acquisition-related employee costs[3]		**—**	(3)
Total staff costs		**(319)**	(309)

1. Pension costs predominantly reflect contributions made towards the Group's defined contribution plans.
2. Termination costs in 2024 reflect severance related to a restructuring initiative as well as the discontinuation of marketing and promotion for PERSERIS. Costs in 2023 relate to the acquisition of Opiant.
3. Acquisition-related employee costs primarily reflect acceleration of vesting of Opiant employee share compensation and short-term retention costs.

Remuneration for the highest paid Director and total Directors' emoluments are disclosed in the Directors' Remuneration Report. Key management is defined as the Executive Committee, a body of 11 employees (2023: 11 employees) including the CEO and the functional leads directly reporting to the CEO plus all Non-Executive Directors. Compensation awarded to key management was:

	2024 $m	2023 $m
Short-term employee benefits	**(9)**	(13)
Termination costs	**(1)**	—
Share-based payments expense for the year	**(13)**	(13)
Non-Executive Director remuneration	**(1)**	(1)
Total compensation awarded	**(24)**	(27)

(b) Staff numbers

The average monthly number of persons employed by the Group, including Directors, during the year was:

	2024	2023
Operations	**811**	735
Management	**225**	208
Research and development	**116**	108
Average monthly number of employees	**1,152**	1,051

6. Net finance (expense)/ income

Finance income	2024 $m	2023 $m
Interest income on cash and cash equivalents/investments	**22**	43
Other finance income	**1**	—
Total finance income	**23**	43
Finance expense		
Interest expense on borrowings	**(28)**	(27)
Interest expense on lease liabilities	**(3)**	(3)
Interest expense on legal matters, including the effect of discounting	**(5)**	(7)
Other finance expense[1]	**(7)**	(1)
Total finance expense	**(43)**	(38)
Net finance (expense)/income	**(20)**	5

1. Other finance expense in 2024 includes a $4m write-off of unamortized deferred financing costs due to early extinguishment of the previous term loan.

Notes to the Group Financial Statements continued

7. Income tax

Income tax expense/(benefit)

	2024 $m	2023 $m
Current tax	38	61
Adjustments for prior years	(29)	(6)
Total current tax expense	9	55
Origination and reversal of temporary differences	(49)	(63)
Adjustments for changes in tax rates	1	(5)
Adjustments for disallowed compensation	—	5
Unrecognized deferred tax asset	14	—
Adjustments for prior years deferred tax	30	7
Total deferred tax (benefit)	(4)	(56)
Total income tax expense/(benefit)	5	(1)

The enacted U.K. Statutory Corporation Tax rate was 25% for the year ended December 31, 2024 (2023: blended rate of 23.5%). The Group's effective tax rate for the year ended December 31, 2024 is (12)%, 2023 is (100)%.

The total tax expense/(benefit) reconciles to the (loss)/profit before taxation as follows:

	2024 $m	2023 $m
(Loss)/Profit before taxation	(43)	1
Tax at the notional U.K. corporation tax rate of 25% (2023: blended 23.5%)	(11)	—
Effects of:		
Tax at rates other than the U.K. corporation tax rate	(1)	(2)
Impact of rate changes	1	(5)
Permanent differences	7	5
Benefit from innovation incentives	(2)	(3)
Adjustments for prior years	1	1
Unrecognized deferred tax asset	14	1
Intragroup financing transactions	(8)	(7)
Disallowed compensation	3	6
Disallowed litigation expenses	1	3
Income tax expense/(benefit)	5	(1)

In 2024 the Group had unrecognized deferred tax assets in respect of interest expenses of $3m (2023: $1m), operating losses of $9m (2023: nil) and capital losses $2m (2023: nil). Intragroup financing transactions have been separated out in the prior year for consistency with the current year presentation.

7. Income tax continued

Factors affecting future tax charges

In July 2023, Finance (No. 2) Act 2023 (Pillar Two) was enacted in the U.K., introducing a global minimum effective tax rate of 15% through implementation of a domestic top-up tax and a multinational top-up tax. The legislation was also enacted or substantively enacted in other jurisdictions in which the Group operates. The Pillar Two legislation is effective for the Group's financial year beginning January 1, 2024. The Group performed an assessment of the potential exposure to Pillar Two income taxes. This assessment is based on modeling of adjusted accounting data for the period ended December 31, 2024. Based on the assessment, the Group believes it qualifies for one of the transitional safe harbors provided in the rules in territories with material pretax income in which it operates. Therefore, the Group does not have a material impact from Pillar Two legislation in FY 2024.

Tax assets and liabilities

Deferred taxes

The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At December 31, 2024, the Group's net deferred tax assets of $268m (2023: $267m) includes $129m (2023: $115m) in the U.S. and $132m (2023: $147m) in the U.K. The U.S. deferred tax asset includes $69m of inventory (2023: $50m), $24m of litigation (2023: $23m), and $23m of short-term deferred tax assets (2023: $18m). The U.K. deferred tax asset includes $132m carry-forward losses (2023: $143m). Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using consolidated budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenue. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. The Group generated loss before taxation of $43m in the current period (2023: profit of $1m) but was profitable in each major jurisdiction excluding non-recurring costs. The deferred tax assets are expected to be used within the lifecycle of existing products. With the exception of specific assets that are not currently considered realizable, management have concluded full recognition of deferred tax assets to be appropriate.

The composition of deferred tax assets is summarized in the table below. Certain amounts in 2023, previously reported as state taxes ($17m) have been represented to conform with the current year policy on how types of temporary differences are presented. The impact on both federal and state taxes are now shown within each relevant category.

Deferred tax assets	Unrealized profit in inventory $m	Inventory costs capitalized $m	Share-based payments $m	Short-term temporary differences $m	Long-term temporary differences $m	Litigation $m	Carry-forward losses $m	Fixed assets $m	Other $m	Total $m
At January 1, 2023	8	30	31	21	(1)	36	87	(4)	11	219
Credit/(charge) to the income statement	—	21	(3)	5	(3)	(13)	53	(3)	(1)	56
Charge directly to equity	—	—	(19)	—	—	—	—	—	—	(19)
Credit/(charge) directly to balance sheet – Acquisitions (restated)[1]	—	—	—	—	6	—	7	(5)	2	10
Exchange adjustments	—	—	—	—	—	—	3	—	(2)	1
At December 31, 2023	8	51	9	26	2	23	150	(12)	10	267
(Charge)/credit to the income statement	(3)	19	—	(2)	(1)	1	(15)	4	1	4
Charge directly to equity	—	—	(3)	—	—	—	—	—	—	(3)
At December 31, 2024	**5**	**70**	**6**	**24**	**1**	**24**	**135**	**(8)**	**11**	**268**

1. Deferred tax on acquisitions was retrospectively adjusted to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 28.

Notes to the Group Financial Statements continued

7. Income tax continued

We anticipate that $19m of deferred tax assets will be recovered within 12 months and $249m thereafter.

Unrecognized gross deferred tax assets of $148m (2023: $89m) consist of $85m (2023: $48m) in respect of losses of earlier periods, $53m (2023: $41m) in respect of interest expenses, $10m (2023: $nil) in respect of capital losses and foreign tax credits of $10m (2023: $6m). Both the losses and interest expenses have an unlimited carry-forward period and the foreign tax credits start to expire in 2031 if unused.

U.S. tax laws limit deductibility of compensation for certain management roles for U.S. listed companies. With the U.S. listing completed in June 2023, the Group wrote off deferred tax assets of $5m to tax expense and $7m to equity relating to future tax deductions of share-based compensation for which book expense had already been recognized. Additionally, the Group's current tax liabilities increased by $5m, due to disallowance of compensation.

The tax (credit)/charge recognized other than within the consolidated income statement was as follows:

	2024 $m	2023 $m
Other comprehensive income:		
Current tax recorded in currency translation reserve	(1)	(2)
Equity:		
Current taxation on share-based plans	(5)	(5)
Deferred taxation on share-based plans	3	19

The Group recognized a $1m tax benefit (2023: $2m) in relation to foreign currency translation adjustments.

Other tax matters

Management believes it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate. As a multinational group, tax uncertainties remain in relation to Group financing, the location of taxable operations and certain non-recurring costs. Management have concluded tax provisions made to be appropriate. Including matters under audit, an estimate of reasonably possible additional tax liabilities that could arise in later periods on resolution of these uncertainties is in the range from nil to $61m.

The Group has undistributed earnings of $25m (2023: $13m) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized as the Group is able to control the timing of distributions from this subsidiary and is not expected to distribute these profits in the foreseeable future. The potential deferred tax liability would be $1m (2023: less than $1m).

8. (Loss)/earnings per share

Presented below are the basic and diluted (loss)/earnings per share for each period:

	2024 $	2023 $
Basic (loss)/earnings per share	**($0.36)**	$0.01
Diluted (loss)/earnings per share	**($0.36)**	$0.01

Basic

Basic (loss)/earnings per share ("EPS" or "LPS") is calculated by dividing net (loss)/income for the year attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

Diluted

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares in the form of stock options and awards. These options and awards have been adjusted to reflect the share consolidation for all periods presented, referred to above. The weighted average number of shares is adjusted for the number of shares granted to the extent performance conditions have been met at the balance sheet date and determined using the treasury stock method.

Weighted average number of shares

The weighted average number of ordinary shares outstanding (on a basic basis) includes the favorable impact of 13,079k ordinary shares repurchased in 2024. Refer to Note 23 for further details. The weighted average number of shares is adjusted for the number of shares granted to the extent performance conditions have been met at the balance sheet date and determined using the treasury stock method.

Conditional awards of 1,777k and 1,761k were granted under the Group's Long-Term Incentive Plan in 2024 and 2023, respectively. For 2024, the effect of 2,006k (2023: 810k) share awards was excluded from the computation of diluted weighted average shares because the performance criteria were not met at that date.

Weighted average number of shares	2024 thousands	2023 thousands
On a basic basis	**132,309**	137,306
Dilution for share awards[1]	**—**	4,494
On a diluted basis	**132,309**	141,800

1. As there was a loss in 2024, the effect of potentially dilutive shares of 1,554k was not dilutive.

Notes to the Group Financial Statements continued

9. Intangible assets

	Acquired distribution rights $m	Products in development $m	Marketed products $m	Goodwill $m	Software $m	Total $m
Cost						
At January 1, 2024	206	104	186	2	39	537
Additions	—	1	1	—	—	2
Disposal	—	—	—	—	(1)	(1)
At December 31, 2024	**206**	**105**	**187**	**2**	**38**	**538**
Accumulated amortization and impairment						
At January 1, 2024	206	25	36	—	36	303
Amortization charge	—	—	11	—	2	13
Impairment	—	35	10	—	—	45
At December 31, 2024	206	60	57	—	38	361
Net book amount at December 31, 2024	**—**	**45**	**130**	**2**	**—**	**177**

	Acquired distribution rights $m	Products in development $m	Marketed products $m	Goodwill (Restated[1]) $m	Software $m	Total $m
Cost						
At January 1, 2023	195	60	54	—	39	348
Additions	—	167	4	2	—	173
Transfers	—	(126)	126	—	—	—
Exchange adjustments	11	3	2	—	—	16
At December 31, 2023	206	104	186	2	39	537
Accumulated amortization and impairment						
At January 1, 2023	195	24	25	—	34	278
Amortization charge	—	—	10	—	2	12
Exchange adjustments	11	1	1	—	—	13
At December 31, 2023	206	25	36	—	36	303
Net book amount at December 31, 2023	**—**	**79**	**150**	**2**	**3**	**234**

1. The goodwill balance as of December 31, 2023 was retrospectively adjusted to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 28.

Acquired distribution rights

Acquired distribution rights have been fully amortized in all periods presented. The remaining acquired distribution rights represent the ongoing sublingual tablet business in Europe which is still in use.

Products in development

Products in development are products in different stages of research and development which have not received regulatory approval.

The impairment charge for products in development includes $28m related to AEF0117 for cannabis use disorder, which did not demonstrate the anticipated clinical Phase 2B study results and $7m related to strategic streamlining actions to discontinue a collaboration agreement for the development and commercialization of the prescription digital therapeutic product, CT-102.

In 2023, the Group acquired full ownership of INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery for $21m.

In 2023, the Group secured global rights to develop, manufacture and commercialize Alar Pharmaceuticals Inc.'s ("Alar") portfolio of buprenorphine-based ultra long-acting injectables, including lead asset INDV-6001, which is potentially the first three-month long-acting injectable for OUD. Under the agreement, the Group made an upfront payment of $10m, which is in addition to the $5m option payment made by the Group at the beginning of 2023. Alar is entitled to potential milestone payments if various developmental, regulatory and commercial goals are achieved and royalties in the low double-digit to mid-teens as a percentage of net revenue.

9. Intangible assets continued

Marketed products

Marketed products include approved product rights for SUBLOCADE of $13m (2023: $14m), PERSERIS of $nil (2023: $10m) and OPVEE of $117m (2023: $125m). Amortization expense of $11m (2023: $10m) was recognized in cost of sales.

The discontinuation of marketing and promotion for PERSERIS (refer to Note 29), resulted in an impairment of the related intangible asset of $9m.

The 2023 acquisition of Opiant resulted in the recognition of an intangible asset related to the in-process research and development value for OPVEE, formerly the pipeline product OPNT003, for $126m (refer to Note 27). Upon approval by the U.S. Food and Drug Administration ("FDA") in May 2023, the intangible asset became classified as a marketed product and amortization commenced over the patent life.

Goodwill

Goodwill arose through the acquisition of a business consisting of a manufacturing facility, workforce and supply contracts in November 2023 and was retrospectively adjusted to reflect measurement period adjustments (refer to Note 28).

Impairment of intangible assets

An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal or its value in use. In assessing value in use, its estimated future cash flows are discounted to their net present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. No impairment was indicated when assessing the value in use of the Group's intangible assets, therefore fair value less costs of disposal was not assessed, except for goodwill. The recoverable amount of goodwill is determined using the Company's market capitalization (adjusted for net cash), which was higher than the book value of the Group's net assets at December 31, 2024. No goodwill impairment was identified.

In carrying out impairment reviews of products in development, several significant assumptions have to be made. These include the probability of success in obtaining regulatory approvals, discount rates and projected net revenue (based on future rate of market growth and market demand for the products acquired). These assumptions, covering periods through the expected patent life of the products and a reasonable period of generic competition thereafter, are based on past experience and management's expectations of market development. If actual results should differ, or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. Products in development of $45m (2023: $79m) are subject to potential impairment in line with the aforementioned assumptions.

Sensitivity analysis

Management performed a sensitivity analysis by applying reasonable changes to key assumptions used in the recoverable amount calculations for its assets in development with significant carrying amounts compared to the Group's total carrying amount for intangible assets with indefinite useful lives, assuming all other factors are kept constant. Consistent with other products in early stages of development, it is probable that these products in development could fail to obtain regulatory approvals. The probability of success is factored into the risk-adjusted calculation of the recoverable amounts; however, failure to reach commercialization would result in a full impairment of the assets.

The INDV-2000 asset is considered a separate CGU with a carrying value of $29m (2023: $29m). The key inputs and assumptions in this valuation include the probability of success in obtaining regulatory approvals, discount rate and market demand for the products. Using a model with cash flows estimated through 2041, management determined that a reduction of peak market share by approximately 22% across weighted scenarios to a range of 19% to 26% or an increase in the discount rate by approximately 2.9 percentage points to 17.3% would be required for the recoverable amount to be equal to the carrying amount. Given the risks inherent in pharmaceutical R&D and considering the current stage of development, the probability of regulatory approval is less than 25%; regulatory failure could result in a full impairment. Reasonable changes in any other individual assumption will not result in a material impairment charge.

The carrying value of OPVEE at December 31, 2024 was $117m (2023: $125m). Having considered OPVEE's market acceptance challenges in its first year of commercialization, the Group updated its base forecast together with reasonable downside scenarios. These scenarios were probability-weighted to determine the OPVEE value-in-use, which indicates that no impairment has occurred. If market acceptance does not improve during 2025, impairment is reasonably possible. Specifically, a reduction of forecast revenue by approximately 19% with no changes in any other assumptions would result in the recoverable amount to be equal to the carrying amount. Reasonably plausible changes to any other assumptions incorporated in the model would not result in any impairment.

Notes to the Group Financial Statements continued

10. Property, plant and equipment

	Land and buildings $m	Plant and equipment $m	Total $m
Cost			
At January 1, 2024	69	94	163
Additions	19	20	39
Transfers	4	(4)	—
Disposals	(1)	(3)	(4)
Asset write-offs	—	—	—
At December 31, 2024	**91**	**107**	**198**
Accumulated depreciation and impairment			
At January 1, 2024	24	57	81
Charge for the year	6	7	13
Disposals	(1)	(3)	(4)
Asset write-offs	—	7	7
At December 31, 2024	**29**	**68**	**97**
Net book amount at December 31, 2024	**62**	**39**	**101**

	Land and buildings $m	Plant and equipment[1] $m	(Restated[1]) Total $m
Cost			
At January 1, 2023	51	80	131
Additions	19	14	33
Disposals	(2)	(2)	(4)
Exchange adjustment	1	2	3
At December 31, 2023	69	94	163
Accumulated depreciation and impairment			
At January 1, 2023	23	54	77
Charge for the year	3	4	7
Disposals	(2)	(2)	(4)
Exchange adjustment	—	1	1
At December 31, 2023	24	57	81
Net book amount at December 31, 2023	45	37	82

1. Additions to property, plant and equipment in 2023 related to the acquisition of an aseptic manufacturing plant include a retrospective measurement period adjustment (reduction of $2m). Refer to Note 28.

Depreciation expense of $13m (2023: $7m) is included in SG&A. The discontinuation of marketing and promotion for PERSERIS in 2024 resulted in an impairment of manufacturing equipment of $8m. Additions in 2023 of $26m, net of measurement period adjustments, were acquired through a business combination consisting of a manufacturing facility, workforce and supply contracts (refer to Note 28). Remaining additions in 2023 relate primarily to manufacturing equipment. Additions of $10m in 2024 were paid in 2025.

11. Leases and right-of-use assets

Potential future cash outflows of $25m (2023: $22m) have not been included in the lease liability because it is not reasonably certain that the leases will be extended (or not terminated).

The following tables summarize movements of the right-of-use assets:

	Land and buildings $m	Plant and equipment $m	Total $m
Net book value			
At January 1, 2024	**11**	**22**	**33**
Additions	**2**	**9**	**11**
Depreciation	**(3)**	**(5)**	**(8)**
Exchange adjustments	**—**	**(1)**	**(1)**
At December 31, 2024	**10**	**25**	**35**

	Land and buildings $m	Plant and equipment $m	Total $m
Net book value			
At January 1, 2023	9	22	31
Additions	5	5	10
Depreciation	(3)	(6)	(9)
Exchange adjustments	—	1	1
At December 31, 2023	11	22	33

Depreciation expense of $3m (2023: $6m) is included in SG&A and $5m (2023: $3m) in cost of sales within the consolidated income statement. Additions of $2m in 2023 were acquired through the acquisition of Opiant (refer to Note 27). Remaining additions in the year relate primarily to vehicle leases and office space.

Lease liabilities by maturity were as follows:

	2024 $m	2023 $m
Within one year	**13**	11
Later than one and less than five years	**31**	36
More than five years	**5**	2
Gross lease liabilities	**49**	49
Less: future interest on lease liabilities	**(8)**	(6)
Net lease liabilities	**41**	43

The net lease liabilities balance of $41m (2023: $43m) is shown within current liabilities of $10m (2023: $9m) and non-current liabilities of $31m (2023: $34m).

Lease payments during the year were comprised of the following:

	2024 $m	2023 $m
Interest paid on lease liabilities	**3**	3
Payments of lease liabilities	**10**	8
Total lease payments	**13**	11

Notes to the Group Financial Statements continued

12. Investments

	2024 $m	2023 $m
Current and non-current investments		
Equity securities at FVPL	1	10
Debt securities held at amortized cost	—	84
Total investments, current	1	94
Debt securities held at amortized cost	27	41
Total investments, non-current	27	41
Total	**28**	135

Equity securities at FVPL

Equity securities at FVPL comprise ordinary shares of Aelis Farma. The investment is classified as a current investment at December 31, 2024 and the fair value (loss)/gain is reported in net other operating (loss)/income. In 2024, the announcement of study results pertaining to Aelis Farma's pipeline drug for cannabis use disorder did not meet the expected outcomes, resulting in a $5m decline in market value of the shares. The share price continued to decline during the remainder of 2024.

Debt securities held at amortized cost

In 2022, the Group initiated purchases of investment-grade corporate debt and U.S. Treasury securities. Debt securities held at amortized cost are classified as non-current investments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current investments.

Also in 2022, the Group executed an agreement to fund insurance coverage and, as part of this arrangement, transferred $26m of debt securities to a separate cell of an insurance company. The Group controls the separate cell, an unincorporated entity, and receives benefit from its investment returns. As a result, the separate cell is deemed a structured entity and is consolidated by the Group. At December 31, 2024, $27m (2023: $27m) was invested in debt securities which are classified as non-current as access to the funds is restricted for 6 months after the term of the insurance.

During the year, the Group's primary portfolio of debt securities held at amortized cost matured, including liquidation of a remaining portion of the portfolio that was sufficiently close to maturity of the underlying securities' call date such that changes in the market interest rate would not have significantly affected the securities' fair value. A separate portfolio of debt securities maintained in support of the Group's insurance arrangements continues to be held at amortized cost at December 31, 2024.

As of December 31, 2024, expected credit losses for the Group's investments held at amortized cost are deemed to be immaterial.

Fair value hierarchy

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
- Level 3: Unobservable inputs for the asset or liability

The Group's only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date. The following tables categorize the Group's financial assets measured at fair value by valuation methodology used in determining their fair value:

At December 31, 2024	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	1	—	—	1

At December 31, 2023	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10

13. Inventories

Inventory, net is comprised of:

	2024 $m	2023 $m
Raw materials and consumables	34	38
Work in progress	50	34
Finished goods	94	70
Total inventories, net	**178**	142

The cost of inventories recognized as an expense and included as cost of sales amounted to $258m (2023: $186m). Cost of sales included inventory write-offs and losses of $9m (2023: $9m). The inventory provision (reflected in the carrying amount above) at December 31, 2024, was $25m (2023: $6m).

14. Trade receivables and other assets

The Group is not aware of any deterioration in the credit quality of its customers and considers the net receivables to be fully recoverable.

Trade receivables	2024 $m	2023 $m
Trade receivables	256	256
Less: provision for ECL	(2)	(2)
Trade receivables, net	**254**	254

The aging of past due trade receivables as of December 31 is as follows:

	2024 $m	2023 $m
Up to three months past due	17	17
Three to six months past due	1	3
Over six months past due	2	1
	20	21
Not due and not impaired	236	235
Provision for impairment of receivables	(2)	(2)
Trade receivables, net	254	254

As at December 31, 2024, a provision of $2m (2023: $2m) was recorded against the trade receivables balance based on management's assessment of ECL. The assessment factors are discussed in Note 2. The maximum exposure to credit risk at the year end is the carrying value of each class of receivable. The Group does not hold any collateral as security.

The Group's gross trade receivables are denominated in the following currencies:

	2024 $m	2023 $m
Pound Sterling	1	2
Euro	11	13
U.S. Dollar	226	226
Other currencies	18	15
Total trade receivables, gross	**256**	256

Notes to the Group Financial Statements continued

14. Trade receivables and other assets continued

Current and non-current other assets	2024 $m	2023 $m
Current prepaid expenses	31	23
Other current assets	12	434
Total other current assets	**43**	**457**
Non-current prepaid expenses	17	19
Other non-current assets	12	9
Total other non-current assets	**29**	**28**
Total other assets	**72**	**485**

At December 31, 2023, Other current assets primarily relate to funding placed in escrow for the Antitrust MDL (see Note 21), including $385m for the direct purchaser class settlement, subject to final court approval, and $30m for the end payor class settlement. During 2023, surety bond holders returned $19m of collateral inclusive of accrued interest held within other non-current assets as a result of the settlement agreements with Alvogen Pine Brook LLC ("Alvogen") and Dr. Reddy's Laboratories S.A. and Dr. Reddy's Laboratories, Inc. (together, DRL).

Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity which are released over the contractual period during which the Group expects to receive benefit from the payments made. The remaining periods on the substantive contracts range in term from 4 to 7 years as of December 31, 2024.

15. Financial instruments and risk management

The Group's financial assets and liabilities include investments, trade receivables, other assets, cash and cash equivalents, borrowings and trade and other payables as set out in Notes 12, 14, 16, 17 and 22, respectively. The Group measures financial assets and liabilities at amortized cost, with the exception of investments in equity securities which are measured at fair value through profit or loss. Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset and net settlement is intended. The carrying value (less impairment provision, where applicable) of current borrowings, cash and cash equivalents, trade receivables, other assets, trade accruals and trade payables is assumed to approximate fair value due to their short-term nature. At December 31, 2024, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy in Note 12. The fair value of the non-current borrowings as of December 31, 2024 and 2023 approximates its carrying amount.

Financial risk management of the Group is mainly exercised and monitored at the Group level. The Group's financing and financial risk management activities are centralized to achieve benefits of scale and control with the goal of maximizing liquidity and mitigating operational and financial risks. Financial exposures of the Group are managed in a manner consistent with underlying business risks. Only those risks and flows generated by the underlying commercial operations are managed; speculative transactions are not undertaken.

Foreign exchange risk management

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group's policy is to align the foreign currency assets and liabilities within its major subsidiaries in order to provide some protection against the remeasurement exposure on profits.

Interest rate risk management

The Group has interest-bearing assets and liabilities. The Group monitors interest income and expense rate exposure on a regular basis with an objective of minimizing net interest cost. The main interest rate risk arises from the Group's borrowings, which are discussed in Note 17, due to the floating interest rate. This exposure is partially offset by the interest income generated on the Group's investments in debt securities with varying rates and maturities and cash and cash equivalents which are based on variable market interest rates. The majority of the Group's investments in debt securities are issued at fixed interest rates and changes in floating rates would not have a significant impact on interest rate risk.

Liquidity risk management

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group's policy is to ensure sufficient funding and facilities are in place to meet foreseeable liquidity requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic review of short-, medium- and long-term cash forecasts, while considering the maturity of its borrowing facility. At December 31, 2024, Indivior had $18m (2023: $3m) of borrowings repayable within one year and $319m (2023: $316m) of cash and cash equivalents.

15. Financial instruments and risk management continued

Credit risk management

The Group's exposure to credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, investments in debt securities, trade receivables and other assets. Financial institution counterparties are subject to approval under the Group's counterparty risk policy and such approval is limited to financial institutions with a BBB rating or above. The investments in debt securities are managed by an external third-party fund manager with instructions to maintain a portfolio rating of A or higher and an allocation to BBB at 25% or less of the total portfolio. The Group applies the credit ratings assigned by Standard and Poor's and Moody's when assessing expected credit losses and monitors these ratings for indications of credit deterioration. All the Group's corporate debt securities held at amortized cost are considered to be of low credit risk based on investment-grade credit ratings from Standard and Poor's or Moody's (BBB-/Baa3 or higher). The Group's U.S. Treasury securities have minimal default risk as they are guaranteed by the U.S. government.

Concentration of credit risk with respect to trade receivables in the U.S. is limited as the balances consist of amounts due from customers, primarily major wholesalers and distributors, for whom there is no significant history of default. Outside the U.S., no single customer accounts for a significant share of the Group's trade receivables balance. In the U.S., in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 55% of Group sales in 2024 (2023: 54%). At December 31, 2024, the Group had trade receivables due from these three wholesalers totaling $151m (2023: $154m). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group's financial results. The Group's credit risk monitoring activities relating to these wholesalers include a review of their financial information and Standard & Poor's credit ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in relation to these customers (see Note 14).

Capital risk management

The Group considers capital to be net (debt)/cash plus total reported equity. Net (debt)/cash is calculated as cash and cash equivalents plus investments less total borrowings. Total borrowings reflect the outstanding principal amount of the term loan drawn before debt issuance costs of $17m (2023: $5m) and do not include lease liabilities of $41m (2023: $43m). Refer to Note 17 for further discussion on borrowings.

Total shareholders' deficit includes share capital, reserves and retained earnings as shown in the consolidated balance sheet.

	2024 $m	2023 $m
Net (debt)/cash	(3)	72
Total shareholders' deficit	(205)	—
	(208)	72

The objectives for managing capital are to safeguard the Group's ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders and to maintain an efficient capital structure to optimize the cost of capital.

The Group monitors net (debt)/cash, which at year end amounted to $(3)m (2023: net cash $72m), to maintain an appropriate level of financial flexibility.

16. Cash and cash equivalents

	2024 $m	2023 $m
Cash and cash equivalents	319	316

There were no bank overdrafts at December 31, 2024 or 2023.

Notes to the Group Financial Statements continued

17. Financial liabilities – borrowings

In 2024, the Group completed a refinancing of its borrowings, repaying in full the previous term loan and replacing it with a new note purchase agreement with principal amount of $350m and a revolving credit facility of $50m. As a result of the debt refinancing, the Group incurred a $4m charge for the write-off of unamortized deferred financing costs due to early extinguishment of the previous term loan and $4m in legal and advisory fees incurred in conjunction with the new note purchase agreement. The Group capitalized $21m of deferred financing and original issue discount costs related to the new term loan to be amortized over the maturity period using the effective interest method. Of the $21m capitalized costs, $18m was netted against the total amount borrowed and the remaining $3m was recorded as a prepaid asset.

Term loan	2024 $m	2023 $m
Term loan – current	(18)	(3)
Term loan – non-current	(315)	(236)
Total term loan	**(333)**	**(239)**

The terms of the loan in effect at December 31, 2024 are as follows:

	Period	Minimum Financial Covenants	Required Amortization	Interest Payable
Note Purchase Agreement	through Sept 30, 2026	Leverage Ratio ≤ 3:1 Interest Coverage Ratio > 2.5:1	5%	SOFR + 5.5%
	December 31, 2026 to maturity (2030)	Leverage Ratio ≤ 2.5:1 Interest Coverage Ratio > 2.5:1	7.5%	
Revolving Credit Facility	through Sept 30, 2026	Leverage Ratio ≤ 3:1 Interest Coverage Ratio > 2.5:1	n/a	SOFR + 5.5%; 0.5% undrawn fee
	December 31, 2026 to maturity (2030)	Leverage Ratio ≤ 2.5:1 Interest Coverage Ratio > 2.5:1		

The outstanding principal amount of the term loan amounting to $350m (2023: $244m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries. The entire $50m revolving credit facility remains undrawn.

The leverage ratio is calculated as total debt less cash of up to $50m divided by adjusted EBITDA and interest coverage ratio is adjusted EBITDA divided by interest expense paid in cash. The Group is in compliance with these and all other covenants. Interest payable will step-down to SOFR + 5.25% if the Leverage Ratio is less than or equal to 0.5:1.

Maturity of gross borrowings (including expected interest using the rate at the balance sheet date):

	2024 $m	2023 $m
Bank loans payable due:		
Within one year or on demand	(53)	(30)
Later than one and less than five years	(215)	(281)
More than five years	(256)	—
Gross borrowings (including interest)	(524)	(311)

17. Financial liabilities – borrowings continued
Analysis of changes in liabilities from financing activities

	At January 1, 2024 $m	Cash outflows $m	Profit and loss $m	Additions $m	Reclassifications $m	Exchange adj. $m	At December 31, 2024 $m
Current borrowings	(3)	3	—	—	(18)	—	(18)
Non-current borrowings	(236)	236	1	(332)	18	—	(313)
Lease liabilities	(43)	10	—	(9)	—	1	(41)
Share repurchase	(23)	173	—	(155)	—	—	(5)
Total	**(305)**	**422**	**1**	**(496)**	**—**	**1**	**(377)**

	At January 1, 2023 $m	Cash outflows $m	Profit and loss $m	Additions $m	Reclassifications $m	Exchange adj. $m	At December 31, 2023 $m
Current borrowings	(3)	12	—	(10)	(2)	—	(3)
Non-current borrowings	(237)	—	(1)	—	2	—	(236)
Lease liabilities	(37)	8	—	(13)	—	(1)	(43)
Share repurchase	(9)	33	—	(47)	—	—	(23)
Total	**(286)**	**53**	**(1)**	**(70)**	**—**	**(1)**	**(305)**

18. Commitments

The Group has various purchase commitments for services and materials in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.

The Group has entered into a license arrangement for the development of a pharmaceutical product, INDV-6001. Potential milestone payments will be due if various developmental and commercial goals are achieved, although the Group has the right to terminate the agreement at no cost. As of December 31, 2024, the total maximum future payments if all milestones are achieved is approximately $350m (not risk-adjusted or discounted), with no significant payments expected in 2025. INDV-6001 is in Phase 2 of development and the obligation to make milestone payments may continue for a number of years if the product moves successfully through the development process and commercial sales thresholds are achieved. The development of any pharmaceutical product is risky and may fail at any stage, therefore, the probability of success and timing of any potential payments is inherently uncertain.

As of December 31, 2024, the Group has approximately $21m committed capital spend for the aseptic manufacturing facility (see Note 28).

19. Provisions and other liabilities
Provisions

Provisions	Antitrust matters $m	Opioid Litigation $m	Intellectual property and other legal matters[1] $m	Onerous contracts[2] $m	Other provisions $m	Total provisions $m
At January 1, 2023	(290)	—	(8)	—	(10)	(308)
(Charged)/released to income statement	(228)	—	(11)	1	(1)	(239)
Business combination[1]	—	—	—	(23)	—	(23)
Utilized during the year/payments	103	—	15	—	9	127
Transfer to other liabilities	30	—	—	—	—	30
At December 31, 2023	(385)	—	(4)	(22)	(2)	(413)
(Charged)/released to income statement	(39)	(76)	4	16	—	(95)
Utilized during the year/payments	385	—	—	—	—	385
Transfer to other liabilities	39	—	—	—	—	39
At December 31, 2024	**—**	**(76)**	**—**	**(6)**	**(2)**	**(84)**

Notes to the Group Financial Statements continued

19. Provisions and other liabilities continued

Provisions

Current	—	(15)	—	(6)	—	(21)
Non-current	—	(61)	—	—	(2)	(63)
At December 31, 2024	**—**	**(76)**	**—**	**(6)**	**(2)**	**(84)**
Current	(385)	—	(4)	(19)	—	(408)
Non-current	—	—	—	(3)	(2)	(5)
At December 31, 2023	**(385)**	**—**	**(4)**	**(22)**	**(2)**	**(413)**

1. Intellectual property and other legal matters is an aggregation of amounts presented separately in the 2023 Annual Report as Intellectual property-related matters and false claims act allegations.
2. The provision for onerous contracts as of December 31, 2023 was retrospectively adjusted during 2024 to reflect a measurement period adjustment related to the November 2023 business combination (acquisition of an aseptic manufacturing facility). Refer to Note 28.

Antitrust matters

Multi-district class and state claims

Settlement agreements were entered into during 2023 with three plaintiff classes to fully resolve certain multi-district antitrust claims. The $385m settlement amount payable to the direct purchaser class received final court approval in 2024. Indivior has no further obligations related to these matters. Refer to Note 21, Antitrust litigation and consumer protection for further details.

Other antitrust matters

A provision of $39m was recorded in 2024 reflecting the present value of the agreed amount in a settlement of the remaining antitrust litigation. This provision was transferred to other liabilities once the material terms and conditions of the settlement agreement were finalized. This final settlement resolves all of the Group's remaining legacy antitrust litigation. Refer to Note 21, Antitrust litigation and consumer protection for further details.

Opioid litigation

The provision of $76m at December 31, 2024 reflects the present value of the agreed amount in a preliminary settlement between Indivior, the plaintiffs' executive committee and certain state attorneys general covering certain opioid litigation (including cases in the Opioid MDL) brought by municipalities and tribes. The outflow of resources is expected to occur over five years. The parties still must negotiate material terms and conditions of the final settlement agreement, including structure, and scope of releases. The provision is measured using a risk free rate and will be remeasured at a risk-adjusted rate upon reaching a final settlement agreement. Refer to Note 21, Civil opioid litigation.

Intellectual property and other legal matters

During 2024, the Group released a provision of $4m pertaining to an outstanding False Claims Act allegation considering an updated probability assessment at this early stage of litigation. Refer to Note 21, False Claims Act allegations.

Onerous contracts

In November 2023, through an acquisition of a business consisting of a manufacturing facility, workforce and supply contracts (refer to Note 28), the Group assumed onerous contracts and carries a provision of $6m at December 31, 2024. The onerous contract provision at December 31, 2023 was retrospectively adjusted in 2024 to reflect a measurement period adjustment. The facility continues to manufacture products for customers based on the terms of contracts that existed pre-acquisition and the expected costs to fulfill these contracts are in excess of the economic benefits expected to be received. Manufacturing under the onerous contracts is expected to be completed by April 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.

Other provisions

Other provisions of $2m (2023: $2m) relate to retirement benefit costs which are not expected to be settled within one year.

19. Provisions and other liabilities continued

Other liabilities

Other liabilities	DOJ resolution $m	Antitrust matters $m	IP-related matters $m	RB indemnity settlement $m	Share repurchase $m	Other $m	Total other liabilities $m
At January 1, 2023	(444)	—	(21)	(30)	(9)	(3)	(507)
Transfer from provisions	—	(30)	—	—	—	—	(30)
(Charged)/released to income statement	—	—	—	—	—	3	3
Transfer to/from reserves, net	—	—	—	—	(14)	—	(14)
Contributions and gains	—	—	—	—	—	(8)	(8)
Interest and discounting	(6)	—	—	(1)	—	—	(7)
Utilized during the year/ payments	53	—	10	8	—	—	71
At December 31, 2023	(397)	(30)	(11)	(23)	(23)	(8)	(492)
Transfer from provisions	—	(39)	—	—	—	—	(39)
(Charged)/released to income statement	—	(85)	—	—	—	(4)	(89)
Transfer to/from reserves, net	—	—	—	—	12	—	12
Interest and discounting	(4)	—	—	(1)	—	—	(5)
Utilized during the year/ payments	53	130	11	8	6	—	208
At December 31, 2024	**(348)**	**(24)**	**—**	**(16)**	**(5)**	**(12)**	**(405)**
Other liabilities							
Current	(52)	(24)	—	(8)	(5)	—	(89)
Non-current	(296)	—	—	(8)	—	(12)	(316)
At December 31, 2024	**(348)**	**(24)**	**—**	**(16)**	**(5)**	**(12)**	**(405)**
Current	(53)	(30)	(11)	(8)	(23)	—	(125)
Non-current	(344)	—	—	(15)	—	(8)	(367)
At December 31, 2023	**(397)**	**(30)**	**(11)**	**(23)**	**(23)**	**(8)**	**(492)**

DOJ resolution

In July 2020, the Group settled criminal and civil liability with the DOJ, the U.S. Federal Trade Commission ("FTC"), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments (including interest) of $263m have been made through December 31, 2024. An additional payment of $52m was made in January 2025, and two annual installments of $50m plus interest will be due in January 2026 and 2027 with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments and using a discount rate equal to the interest rate on the interest-bearing portions. In 2024, the Group recorded interest expense totaling $4m (2023: $6m) related to this resolution. As of December 31, 2024, the Group carries other liabilities of $348m (2023: $397m) related to the settlement agreement with the DOJ.

Under the terms of the resolution agreement with the DOJ, the Group has agreed to compliance terms regarding its sales and marketing practices. Compliance with these terms is subject to annual Board and CEO certifications submitted to the U.S. Attorney's Office. As part of the resolution with the FTC and as detailed in the text of the stipulated order, for a 10-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct.

In addition to the resolution agreement, the Group entered into a five-year Corporate Integrity Agreement with the HHS Office of the Inspector General ("HHS-OIG"), pursuant to which the Group committed to promote compliance with laws and regulations and committed to the ongoing evolution of an effective compliance program, including written standards, training, reporting and monitoring procedures. The Group is subject to reporting and monitoring requirements, including annual reports and compliance certifications from key management and the Board's Nomination Committee, which is submitted to HHS-OIG. In addition, the Group is subject to monitoring by an Independent Review Organization, which submits audit findings to HHS-OIG, and review by a Board Compliance Expert, who prepared a compliance assessment report in the first and third reporting periods. To date, the Group reasonably believes it has met all of the requirements specified in these three agreements.

Notes to the Group Financial Statements continued

19. Provisions and other liabilities continued

Antitrust matters

Multi-district class and state claims

As noted above, the multi-district antitrust claims were resolved during 2023 through settlement agreements entered into with three classes of plaintiffs. The $30m settlement amount payable to the end payor class was held in an escrow account at December 31, 2023 and utilized to make settlement payments in 2024. Indivior has no further obligations related to this matter.

Other antitrust matters

Certain antitrust cases filed in Virginia state court were settled and paid during 2024 by agreement of the parties for $85m and mutual releases of claims and counterclaims. Refer to Note 21, Antitrust litigation and consumer protection.

As noted above, a provision of $39m was transferred to other liabilities during 2024 relating to the settlement of the last remaining antitrust litigation. An installment of $15m was paid in December 2024 and the remaining liability of $24m at December 31, 2024 reflects the net present value (NPV) at the risk-free rate of the amounts to be paid in 2025. This final settlement resolves all of the Group's remaining legacy antitrust litigation. Refer to Note 21, Antitrust litigation and consumer protection.

IP-related matters

Other liabilities for intellectual property-related matters relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group made payments to DRL in 2022, 2023 and 2024 and has no further obligations related to this matter.

RB resolution

Under the RB indemnity settlement, the Group has paid $34m of the $50m settlement through December 31, 2024. An additional $8m was paid in January 2025, with the final installment payment of $8m due in January 2026. The Group carries a liability of $16m (2023: $23m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of settlement determined to be 3.75%, considering the timing of payment and other factors. In 2024, the Group recorded $1m of finance expense (2023: $1m) for time value of money on the liability.

Share repurchase

In August 2024, the Group commenced a share repurchase program of $100m. As of December 31, 2024, the liability of $5m represents the amount to be spent under the program through January 31, 2025, the end of the program. As of December 31, 2023, the current liability of $23m represented the amount to be spent under the previous share repurchase program through February 23, 2024. Refer to Note 23 for further discussion.

Other

Other represents employee-related liabilities which are non-current as of December 31, 2024.

20. Contingent liabilities

The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Note 21 sets out the details for legal and other disputes which the Group has assessed as contingent liabilities, except for those matters discussed in Note 21 under "Antitrust Litigation and Consumer Protection," and certain of the matters discussed under "Civil opioid litigation" for which liabilities or provisions have been recognized. Where the Group believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed. Refer to Note 7 for discussion on tax-related contingent liabilities.

21. Legal proceedings

There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note.

Antitrust litigation and consumer protection

On November 27, 2024, Indivior Inc. and Indivior Solutions Inc. entered into a settlement agreement with Humana Inc. and certain of its affiliates, and Centene Corp, and certain of its affiliates to resolve all remaining antitrust litigation against the Group, including Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty), Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty), and Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875 (Phila. Ct. Common Pleas). Under the agreement, Indivior Inc. and Indivior Solutions Inc. will pay a total of $40m to the Humana and Centene companies. $15m was paid in December, 2024, with the remaining installments of $5m and $20m due on or before March 15, 2025 and December 15, 2025, respectively.

21. Legal proceedings continued

Civil opioid litigation

The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio) (the Opioid MDL). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by private plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome (NAS). Cases brought by cities and counties outside of the MDL include, for example, 35 actions pending in New York state court, 8 writs filed in Pennsylvania state court, and actions brought in federal district courts in Florida and Georgia. Litigation against the Group in the Opioid MDL and the other federal courts is stayed. The New York state court has not yet entered a case management order. The Group has not yet been served with a complaint in any of the Pennsylvania state court matters.

Pursuant to mediation, the Group, the Plaintiffs' Executive Committee in the Opioid MDL, Tribal Leadership Committee, and certain state attorneys general reached agreement on the amount of a potential settlement. The Group has recorded a related provision of $76m, reflecting the net present value (NPV) of the agreed amount (See Note 19). The parties, however, still must negotiate material terms and conditions of the final settlement agreement, including the ultimate timing and structure of payments and product distribution, injunctive relief, and scope of the release. The proposed settlement would resolve claims by cities and counties, but would not resolve private plaintiff cases against the Group (whether in the MDL or proceeding separately).

With respect to cases outside the MDL that were not filed by cities or counties:

- Indivior Inc. was named as a defendant in San Miguel Hospital Corp. d/b/a Alta Vista Regional Medical Center v. Johnson & Johnson, et al., No. 1:23-cv-00903 (D.N.M.). On March 4, 2025, the court dismissed the complaint.
- On October 28, 2024, Indivior Inc. was named as one of numerous defendants in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel (MLP). See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.). The MLP granted Indivior's motion to dismiss on April 17, 2023. The plaintiffs appealed, and the Intermediate Court of Appeals of West Virginia affirmed dismissal of all claims against Indivior on December 27, 2024. The plaintiffs filed a notice of appeal in the West Virginia Supreme Court as to all defendants, including Indivior, on February 27, 2025.
- On October 28, 2024, Indivior Inc. was named along with dozens of other manufacturers and distributors in a putative class action brought by West Virginia school districts in federal district court. See Marshall County Board of Education and Wetzel County Board of Education v. Cephalon, et al., No. 5:24-cv-00207 (N.D.W. Va.). Indivior's response to the complaint is not yet due.

Additionally, on May 23, 2024, the Consumer Protection Division of the Office of the Attorney General of Maryland served on Indivior Inc. an administrative subpoena related generally to opioid products marketed and sold in Maryland. Indivior Inc.'s response to the subpoena remains ongoing.

The Group has begun its evaluation of all of the claims, believes it has meritorious defenses, and intends to vigorously defend itself in all actions that would not be resolved by the proposed settlement. Given the status and preliminary stage of litigation, no estimate of possible loss for those matters can be made at this time.

False Claims Act allegations

In August 2018, the U.S. District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys' fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023, which Indivior answered on March 18, 2024. Discovery has been stayed pending resolution of certain discovery disputes. The Group is evaluating the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Notes to the Group Financial Statements continued

21. Legal proceedings continued

U.K. shareholder claims

On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King's Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (FSMA 2000) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. The claimants appealed, and the appellate court affirmed the dismissal by order dated January 23, 2025. The claimants applied for permission to appeal to the U.K Supreme Court and the court refused the application on February 27, 2025. The claimants have until March 27, 2025 to apply to the U.K Supreme Court directly to further appeal. The Group has begun its evaluation of the remaining claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

U.S. shareholder claims

A class action lawsuit was filed against Indivior PLC, Mark Crossley (the CEO of the Group), and Ryan Preblick (the CFO of the Group) on August 2, 2024, alleging violations of certain U.S. federal securities laws. The putative class, as alleged, includes plaintiffs that purchased or otherwise acquired Indivior securities between February 22, 2024 and July 8, 2024. The court entered an order appointing a lead plaintiff on October 7, 2024, and the lead plaintiff filed an amended complaint on December 5, 2024, which additionally named Richard Simkin (the Chief Commercial Officer of the Group) as a defendant. The defendants filed a motion to dismiss on January 10, 2025, which remains pending. The Group has begun its evaluation of the remaining claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Opiant shareholder claims

On November 8, 2023, plaintiff James Litten filed a class action complaint in the Delaware Court of Chancery alleging that former officers and directors of Opiant Pharmaceuticals, Inc. (Opiant) breached fiduciary duties of care, loyalty, and good faith in connection with Indivior PLC's 2022 acquisition of Opiant. The defendants moved to dismiss the complaint on January 26, 2024. On March 21, 2024, the plaintiff filed an amended complaint. The defendants moved to dismiss the amended complaint on June 21, 2024. The court heard argument on the motion to dismiss on January 17, 2025 and heard additional argument on February 19, 2025. The motion remains pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Dental allegations

The Group has been named as a defendant in numerous lawsuits alleging that SUBOXONE film was defectively designed and caused dental injury, and that the Group failed to properly warn of the risks of such injuries. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys' fees and costs. Plaintiffs and potential plaintiffs related to these lawsuits generally can be grouped as follows:

- Dental MDL Plaintiffs: Approximately 1,300 of these cases have been consolidated in multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.) (the Dental MDL).
- Dental MDL Schedule A Plaintiffs: One complaint filed in the Dental MDL on June 14, 2024 attached a schedule of nearly 10,000 plaintiffs (the Schedule A Plaintiffs). The parties negotiated a tolling agreement for the Schedule A Plaintiffs that would permit plaintiffs' counsel additional time to investigate issues such as whether and when the Schedule A Plaintiffs used any Indivior product before determining whether to file individual complaints that ultimately would be coordinated with the Dental MDL. Plaintiffs indicated to the court they will dismiss more than 1,400 plaintiffs in the future, pursuant to a mechanism to be provided by the court. On February 7, 2025, the plaintiffs filed an amended Schedule A that reduced the number of Schedule A claimants to 8,623.
- State Court Plaintiffs: One complaint has been filed in New Jersey state court, and the parties have agreed to toll the claims of more than 850 other individuals in Delaware, New Jersey, and Virginia. Complaints have not yet been filed on behalf of the tolled individuals.

21. Legal proceedings continued

Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual/provable injury and other matters. These cases are in their preliminary stages. These lawsuits and claims follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products. The Group has been informed by its primary insurance carrier that defense costs for the Dental MDL should begin to be reimbursed now that the Group's self-insurance retention has been exhausted. Additionally, the Group's primary insurance carrier has issued a reservation of rights against payment of any liability costs. In the event of a liability finding, various factors could affect reimbursement or payment by insurers, if any, including (i) the scope of the insurers' purported defenses and exclusions to avoid coverage, (ii) the outcome of negotiations with insurers, (iii) delays in or avoidance of payment by insurers and (iv) the extent to which insurers may become insolvent in the future. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Applications to file class actions based on similar allegations as in the Dental MDL, but also relating to SUBOXONE Tablets, were filed in Quebec and British Columbia against various subsidiaries of the Group, among other defendants, in April 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

22. Trade and other payables

	2024 $m	2023 $m
Accrual for rebates, discounts and returns	(546)	(507)
Rebates payable[1]	(16)	(28)
Accounts payable[1]	(63)	(39)
Accruals and other payables[1]	(155)	(150)
Other tax and social security payable	(17)	(19)
Trade and other payables	**(797)**	**(743)**

1. Certain amounts in 2023 previously reported in Accounts payable ($26m) and Accruals and other payables ($2m) have been reclassified to Rebates payable to conform with the current year presentation.

The carrying amounts of total trade and other payables are denominated in the following currencies:

	2024 $m	2023 $m
Pound Sterling	(18)	(42)
Euros	(18)	(11)
U.S. Dollar	(727)	(663)
Other currencies	(34)	(27)
Trade and other payables	**(797)**	**(743)**

Notes to the Group Financial Statements continued

23. Share capital

Issued and fully paid	Equity ordinary shares (thousands)	Nominal value paid per share $	Nominal value $m
At January 1, 2024	136,526	0.50	68
Ordinary shares issued	1,456	0.50	1
Shares repurchased and canceled	(13,013)	0.50	(7)
At December 31, 2024	124,969		62

Issued and fully paid	Equity ordinary shares (thousands)	Nominal value paid per share $	Nominal value $m
At January 1, 2023	136,481	0.50	68
Ordinary shares issued	1,942	0.50	1
Shares repurchased and canceled	(1,897)	0.50	(1)
At December 31, 2023	136,526		68

Ordinary shares issued

During the year, 1,456k ordinary shares with a nominal value of $0.50 each (2023: 1,942k) were issued to satisfy vesting/exercises under the Group's Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. During the year, net settlement of tax on employee equity awards was $22m (2023: $22m).

Shares repurchased and canceled

In May 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 39,699k of ordinary shares (equivalent shares post consolidation: 7,940k), which concluded on February 28, 2023. Over the duration of the program, 17,559k ordinary shares with a nominal value of $0.10 each (equivalent shares post consolidation: 3,512k) and 1,765k with a nominal value of $0.50 each were repurchased and canceled.

On November 17, 2023, the Group commenced a third share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares and ending no later than August 30, 2024. Under this program, 4,532k ordinary shares with a nominal value of $0.50 each were repurchased and canceled.

In August 2024, the Group commenced a share repurchase program for an aggregate purchase price of no more than $100m or 13,649k of ordinary shares and ending no later than January 31, 2025. Through December 31, 2024, the Group repurchased and canceled a total of 8,547k of ordinary shares at $0.50 per share under this program.

During the year, the Group repurchased and canceled a total of 13,013k ordinary shares with a nominal value of $0.50 per share for an aggregate nominal value of $7m. In 2023, 1,897k ordinary shares with a nominal value of $0.50 each were repurchased and canceled for an aggregate nominal value of $1m.

All ordinary shares repurchased during the year under share repurchase programs were canceled (except for 66k shares that were canceled in January 2025) resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under share repurchase programs during the period, including directly attributable transaction costs, was $168m (2023: $33m). A repurchase amount of $5m has been recorded as a financial liability and reduction in retained earnings which represents the amount to be spent under the program through January 31, 2025, when the program ends. Total purchases under the share repurchase program will be made out of distributable profits.

24. Other equity

Capital redemption reserve

The capital redemption reserve was created for capital maintenance purposes as a result of the repurchase and cancellation of ordinary shares under the Group's share repurchase programs as required under the U.K. Companies Act.

Other reserves

The other reserves balance primarily relates to the Group formation in 2014. It represents the difference between the nominal value of the shares issued by the Company and the net investment in the Group by the former owner, as well as $2m (2023: nil) in the own shares held by the Indivior Employee Benefit Trust.

Foreign currency translation reserve

The foreign currency translation reserve contains the accumulated foreign exchange differences from the translation of the financial statements of the Group's foreign operations arising when the Group's entities are consolidated.

25. Share-based plans

Employee plans

Indivior Long-Term Incentive Plan ("LTIP")

In 2015, a share-based incentive plan was introduced for employees (including Executive Directors) of the Group. An award under the LTIP can take the form of a nil-cost option, a market value option or a conditional award.

The Compensation Committee may determine the vesting of awards is conditional upon the satisfaction of one or more performance conditions. Awards with performance conditions granted under the LTIP will normally have a performance period of at least three years. Awards granted to Executive Directors are subject to a further post-vesting period of two years.

The fair values of awards granted under the LTIP with a performance-related condition are calculated using a Monte Carlo model. The key assumptions in the simulation model are share price of the Company, expected volatilities of the Company, risk-free rate and no expected dividends during the vesting period.

For all plans, the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted under the LTIP schemes.

Award	Grant date	Vesting period	Share price on grant date £	Volatility[1] %	Expected life in years	Risk-free interest rate[2] %	Weighted average fair value £	Exercisable shares[3] (thousands)
2022	March 1, 2022	2022-24	2.81	64	5	0.90	2.23	285
2022	March 1, 2022	2022-24	2.81	64	3	0.90	2.41	1,172
2022	August 3, 2022	2022-24	3.27	64	3	0.90	2.25	70
2023	March 3, 2023	2023-25	15.12	49	5	3.80	9.13	297
2023	March 3, 2023	2023-25	15.12	49	3	3.80	10.63	1,428
2024	March 8, 2024	2024-27	16.71	36	5	4.30	11.34	255
2024	March 8, 2024	2024-27	16.71	36	3	4.30	12.78	1,339
2024	November 12, 2024	2024-27	7.9	36	3	4.30	7.9	77

1. The expected volatility is based on historical volatility over the period of time commensurate with the expected award term immediately prior to the date of grant.
2. The risk-free interest rate reflects the continuous risk-free yield based on the U.K. Government interest rates as of the valuation date, based upon a maturity commensurate with the performance period.
3. Exercisable shares for the 2021-2022 awards reflect the impact of a 5:1 share consolidation completed in October 2022.

The maximum number of shares that could vest under the Group's LTIP was:

	Total LTIP millions
Outstanding at January 1, 2023	8
Awarded	2
Vested/exercised	(2)
Forfeited	(1)
Outstanding at December 31, 2023	7
Awarded	2
Vested/exercised	(2)
Forfeited	(1)
Outstanding at December 31, 2024	**6**

For awards outstanding at year end, the weighted average remaining contractual life is 1.23 years (2023: 1.04 years).

Other employee plans

The Group operates an HMRC-approved SAYE plan for U.K. employees and U.S. Employee Stock Purchase Plan (ESPP) for U.S. employees. The amounts recognized for these plans are not material for disclosure.

Notes to the Group Financial Statements continued

25. Share-based plans continued

Charged to income statement

The expense charged to the consolidated income statement for share-based payments is as follows:

	2024 $m	2023 $m
Granted in current year	**(9)**	(8)
Granted in prior years	**(16)**	(15)
Unvested awards due to unmet conditions	**1**	1
Total share-based expense for the year	**(24)**	(22)

26. Related parties

The Group entered into a Relationship Agreement with Scopia Capital Management LP ("Scopia") on March 24, 2021 (as further amended on July 7, 2022, April 26, 2023, and November 17, 2023, the "Relationship Agreement"). In recognition of Scopia's ownership of approximately 16.9% of the Group's shares at March 24, 2021, the Group agreed to appoint Jerome Lande as a Representative Director. Scopia agreed to certain standstill provisions (for example to vote on ordinary course resolutions in accordance with the Board's recommendation).

The parties amended and restated the Relationship Agreement on July 7, 2022, April 26, 2023, and November 17, 2023, and further agreed that Scopia would not exercise voting rights in excess of 15% of the outstanding shares. The Relationship Agreement, as amended, terminated and Mr. Lande resigned on December 31, 2024.

Key management compensation is disclosed in Note 5.

The subsidiaries included in the consolidated financial statements at December 31, 2024 are disclosed in Note 2 to the Parent Company financial statements.

27. Acquisition of Opiant

On March 2, 2023, the Group acquired 100% of the share capital of Opiant, which at the time was a publicly traded company in the United States, for upfront cash consideration of $146m and an additional amount to be potentially paid upon achievement of net sales milestones. Opiant was a specialty pharmaceutical company focusing on developing drugs for addictions and drug overdose. As a result of the acquisition, the Group added OPVEE, formerly the pipeline product OPNT003, an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction treatment and science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.

Management elected to apply the optional concentration test under IFRS 3. For the acquisition of Opiant, substantially all of the fair value of the gross assets acquired was concentrated in the in-process research and development associated with OPVEE. As substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities) were concentrated in a single asset, the Group accounted for the transaction as an asset acquisition. With the closing of this transaction, a relative fair value approach was taken for allocating the purchase consideration to the acquired assets and liabilities with no goodwill recognized. The Group recorded an intangible asset associated with OPVEE for $126m (refer to Note 9). The Group used a multi-period excess earnings method, a form of the income approach, to determine the fair value of the intangible asset.

As part of the acquisition of Opiant, the Group agreed to provide a maximum of $8.00 per share in Contingent Value Rights ("CVR") post-acquisition. The Group will pay $2.00 per CVR for each of the following net revenue thresholds achieved by OPVEE, during any period of four consecutive quarters prior to the seventh anniversary of the U.S. commercial launch: (i) $225m, (ii) $300m and (iii) $325m. The remaining (iv) $2.00 per CVR would be paid if OPVEE achieves net revenue of $250m during any period of four consecutive quarters prior to the third anniversary of the U.S. commercial launch. The potential undiscounted payout of contingent consideration ranges from nil to $68m based on the achievement of the milestones. No liabilities were recognized as of December 31, 2023.

An initial recognition exception applies to the tax attributes acquired whereby only certain items are recognized with the transaction, such as net operating loss carryforwards, other tax carryforwards, and tax credits. Such attributes totaled $9m, recorded as deferred tax assets.

The cash outflow for the acquisition was $124m, net of cash acquired. Direct transaction costs of $10m are included in this cash outflow and capitalized as a component of the total cost of the asset acquisition. Of the $146m upfront consideration, $2m represents acceleration of vesting of employee share compensation and has been recognized as a post-combination expense. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.

27. Acquisition of Opiant continued

Additional acquisition-related costs of $16m were incurred in 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.

The following table summarizes the net assets acquired:

Net assets acquired	$m
Cash and cash equivalents	30
Inventories	3
Right-of-use assets	2
Intangible assets	126
Deferred tax assets	9
Other assets	6
Trade and other payables	(10)
Lease liabilities	(2)
Borrowings	(10)
Total net assets acquired	**154**

28. Business combination

On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and the assumption of certain contract manufacturing obligations (refer to Note 19). The Facility will be further developed to secure the long-term production and supply of SUBLOCADE.

The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as $2m of goodwill after measurement period adjustments, as described below. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in April 2025.

For the period from November 1, 2023 through December 31, 2023, the Facility's contribution to the Group's revenue and net loss were immaterial. Substantially all of the Facility's costs were recorded against the onerous contract provision.

Acquisition-related costs

The Group incurred acquisition-related costs of $6m for advisory, legal, and other professional fees. These costs have been included in selling, general and administrative expenses in the 2023 consolidated income statement.

Identifiable assets acquired and liabilities assumed

As the acquisition was completed in late 2023, the provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. During 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments were reflected in the 2023 period presented in the financial statements in accordance with IFRS 3 Business Combinations.

Notes to the Group Financial Statements continued

28. Business combination continued

The following table provides a reconciliation from the provisional fair values of assets acquired and liabilities assumed at the date of acquisition as reported in the 2023 annual financial statements to the provisional fair values as adjusted during 2024:

Net assets acquired

	As previously reported $m	Measurement period adjustment $m	As adjusted $m
Property, plant and equipment	28	(2)	26
Deferred tax assets	2	(1)	1
Trade and other payables	(1)	—	(1)
Provisions	(29)	6	(23)
Total net assets acquired	**—**	**3**	**3**

Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	As previously reported $m	Measurement period adjustment $m	As adjusted $m
Consideration transferred	5	—	5
Less: Fair value of net assets acquired	—	(3)	(3)
Goodwill	**5**	**(3)**	**2**

The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce. None of the goodwill recognized is expected to be deductible for tax purposes.

29. Discontinuation of PERSERIS sales & promotion

In July 2024, the Group discontinued promotion and marketing support for PERSERIS, resulting in a headcount reduction of approximately 130 employees and termination of related contract manufacturing agreements. The decision was taken in consideration of regulatory changes announced during Q2 2024 which are expected to adversely intensify payor management of the treatment category in which PERSERIS competes and would make PERSERIS no longer financially viable. While the Group will continue to supply PERSERIS for the foreseeable future, the expected adverse impacts represented an impairment indicator for PERSERIS-related assets, resulting in inventory provisions, impairment of tangible and intangible assets, contract termination and related supplier charges and severance.

	2024 $m
Impairment charges, write downs and other charges	
Charged to cost of goods sold	
Marketed product intangible	9
Plant and equipment	8
Inventory	20
Contract termination and related supplier charges	12
Sub-total: Cost of goods sold	**49**
Charged to SG&A:	
Severance	7
Other expenses	5
Sub-total: SG&A	**12**
Total charges	**61**

Parent Company Balance Sheet

As at December 31	Note	2024 $m	2023 $m
Fixed assets			
Investments in subsidiaries	2	**1,552**	1,551
Current assets/(liabilities)			
Deferred tax	3	**13**	19
Debtors due within one year	4	**35**	7
Cash and cash equivalents		**7**	34
Creditors due within one year	5	**(28)**	(51)
Net current assets		**27**	9
Total assets less current liabilities		**1,579**	1,560
Creditors due after one year	5	**(8)**	(15)
Net assets		**1,571**	1,545

Equity

Share capital	6	**62**	68
Share premium		**13**	11
Capital redemption reserve		**14**	7
Retained earnings		**1,482**	1,459
Total equity		**1,571**	1,545

The net income of the Parent Company for the financial year was $177m (2023: $58m). The financial statements on pages 179 to 186 were approved by the Board of Directors on March 6, 2025, and signed on its behalf by:

Mark Crossley
Director

Ryan Preblick
Chief Financial Officer

Parent Company Statement of Changes in Equity

	Notes	Share capital $m	Share premium $m	Capital redemption reserve $m	Retained earnings $m	Total equity $m
Balance at January 1, 2023		68	8	6	1,448	1,530
Comprehensive income						
Net income for the financial year		—	—	—	58	58
Other comprehensive income		—	—	—	—	—
Total comprehensive income		—	—	—	58	58
Transactions recognized directly in equity						
Shares issued	6	1	3	—	—	4
Shares repurchased and canceled		(1)	—	1	(33)	(33)
Transfer to share repurchase liability		—	—	—	(23)	(23)
Transfer from share repurchase liability		—	—	—	9	9
Share-based payments	7	—	—	—	22	22
Settlement of tax on equity awards	7	—	—	—	(22)	(22)
Total transactions recognized directly in equity		—	3	1	(47)	(43)
Balance at December 31, 2023		68	11	7	1,459	1,545
Balance at January 1, 2024		68	11	7	1,459	1,545
Comprehensive income						
Net income for the financial year		—	—	—	177	177
Other comprehensive income		—	—	—	—	—
Total comprehensive income		—	—	—	177	177
Transactions recognized directly in equity						
Shares issued	6	1	2	—	—	3
Shares repurchased and canceled	6	(7)	—	7	(168)	(168)
Transfer to share repurchase liability		—	—	—	(10)	(10)
Transfer from share repurchase liability		—	—	—	22	22
Share-based payments	7	—	—	—	24	24
Settlement of tax on equity awards	7	—	—	—	(22)	(22)
Total transactions recognized directly in equity		(6)	2	7	(154)	(151)
Balance at December 31, 2024		62	13	14	1,482	1,571

1. Accounting policies

Indivior PLC (the "Company" or the "Parent Company") is the Parent Company of the Indivior Group. The Parent Company financial statements for the year ended December 31, 2024, were authorized for issue by the Board of Directors on March 6, 2025, and the balance sheet was signed on the Board's behalf by Mark Crossley and Ryan Preblick. Indivior PLC is an investment holding company and is a public company limited by shares and is incorporated, registered and domiciled in England, United Kingdom. The address of the registered office and company number are given on page 188.

As permitted by s408 of the Companies Act 2006, no profit and loss account is presented for Indivior PLC. The results of the Company are included in the consolidated financial statements of Indivior PLC.

The accounting policies which follow apply to preparation of the financial statements for the year ended December 31, 2024. They have all been applied consistently throughout the year and the preceding year. The financial statements are prepared in U.S. dollars and are rounded to the nearest million.

The exchange rates used for the translation of currencies into U.S. dollars that have the most significant impact on the Company results were:

	2024	2023
GBP year-end exchange rate	1.2519	1.2731
GBP average exchange rate	1.2781	1.2435

Basis of preparation

The Company and its subsidiaries (together, "the Group") are predominantly engaged in the development, manufacture and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence, and co-occurring disorders.

These financial statements were prepared in accordance with Financial Reporting Standard 101, "Reduced Disclosure Framework" ("FRS 101"). The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 2006 as applicable to companies using FRS 101, for all periods presented.

The Company is included in the Group financial statements of Indivior PLC, which are publicly available on the Company's website.

The Company from a going concern perspective is inextricably linked to the Group. The Directors have considered the Group's and Company's financial plan, in particular reference to the period through to June 2026. The Directors have concluded that it is appropriate to prepare the Group's financial statements on a going concern basis. This conclusion also applies to the preparation of the Parent Company's financial statements for the reasons set out below.

The Directors have assessed the Group's ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 19 to the Group financial statements, and comply with the maximum leverage and minimum interest covenants in the Group's term loan for the going concern period. A base case model was produced reflecting:

- Board-reviewed financial plans for the period; and
- settlement of liabilities and provisions in line with contractual terms and provisions.

The Directors also assessed a "severe but plausible" downside scenario which included the following key changes to the base case within the going concern period:

- the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modeling a 10% decline on forecasts;
- the risk that revenue projections outside the U.S. and for OPVEE will not meet expectations by modeling a reduction in annual forecasts totaling $25m.

Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these financial statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these financial statements.

The Company has taken advantage of the following disclosure exemptions under FRS 101:

a. The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 Share-Based Payments for an ultimate parent: the share-based payment arrangement must concern its own equity instruments and its separate financial statements must be consolidated financial statements of the Group; and in both cases, this exemption requires that equivalent disclosures are included in the consolidated financial statements of the Group in which the entity is consolidated.

Notes to the Parent Company Financial Statements

1. Accounting policies continued

b. The requirements of paragraphs 17 and 18 of IAS 24 Related-Party Disclosures to disclose information about key management personnel compensation and related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.

c. The requirements of IAS 7 Statement of Cash Flow to prepare a cash flow statement for any qualifying entity.

d. The requirements of IFRS 7 Financial Instruments: Disclosures.

e. The requirement in paragraph 38 of IAS 1 'Presentation of Financial Statements' to present comparative information in respect of paragraph 79(a)(iv) of IAS 1.

f. The requirements of IAS12 paragraphs 88(c) and 88(d) to not present the Pillar II impact for qualifying entities.

g. The requirements of paragraphs 10(d), 10(f), 16, 38, 38A-D, 40A-D, 111, 134-6 of IAS 1 Presentation of Financial Statements to present:

- a statement of financial position and related notes at the beginning of the earliest comparative period whenever an entity applies an accounting policy retrospectively, makes a retrospective restatement, or when it reclassifies items in its financial statements;
- an explicit statement of compliance with IFRS. Indeed, FRS 101 prohibits such a statement of compliance and an FRS 101 statement of compliance is required instead; and
- information about capital and how it is managed.

Adoption of new and revised standards

No new IFRS standards have been adopted by the Company in 2024.

Foreign currency translation

Transactions denominated in foreign currencies are translated using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Taxation

The tax charge/credit is based on the result for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax liabilities are provided for in full and deferred tax assets are recognized to the extent that they are considered recoverable.

A deferred tax asset is considered recoverable if it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried-forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on an undiscounted basis.

Investments in subsidiaries

Investments in subsidiaries are stated at the lower of cost and their recoverable amount, which is determined as the higher of fair value less cost to sell and value in use.

A review of the potential impairment of an investment is carried out by the Directors if events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. Such impairment reviews are performed in accordance with IAS 36 Impairment of Assets.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investment with original maturities of less than three months.

Financial instruments

The Company only enters into basic financial instrument transactions that result in the recognition of basic financial assets and liabilities, including cash and cash equivalents, and receivables, payables and loans to and from related parties. These transactions are initially recorded at fair value and subsequently recognized at amortized cost. See Note 15 to the Group financial statements for more information on the Group's policies on financial instruments.

Accounting estimates and judgments

In the application of the Company's accounting policies, the Directors are required to make some estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. See Note 2 of the Parent Company financial statements for key judgments and assumptions used in assessing the carrying value of the Company's investments.

2. Investments in subsidiaries

	2024 $m	2023 $m
At January 1	**1,551**	1,550
Capital contributions in respect of share-based payments, net	**1**	1
Additions	**—**	—
At December 31	**1,552**	1,551

Capital contributions in respect of share-based payments, net, relate to the grant by the Company of awards in its equity instruments to the employees of subsidiary undertakings in the Group.

Impairment of investments in subsidiaries and sensitivity analysis

At the end of the year, the Directors evaluated internal and external factors and other triggering events that may give rise to a potential impairment. The Group's enterprise value (market capitalization less net cash) during December 2024 was lower than the carrying value of the Company's investments in subsidiaries value of $1,552m (2023: $1,551m), which is an impairment indicator. Management prepared a value in use ("VIU") model to determine whether the carrying value of the investment was impaired. The VIU model is based on the cash flows of the underlying trading subsidiaries discounted at 11.7%, and is consistent with models used in the going concern and viability assessments for the periods in which the models overlap. For conservatism, in later periods, the VIU model considers early generic entry against SUBLOCADE in the U.S. and only development costs of INDV-2000 and INDV-6001, with no commercial revenues. No reductions in planned operating expenses were modeled. The VIU model shows that no impairment occurred as at December 31, 2024. This is consistent with external brokers reports and target share prices, which also support the investment carrying value. Based upon this VIU model and corroborating evidence, the Directors have concluded the investment in subsidiaries balance was fully recoverable, and no impairment was required as of December 31, 2024.

Sustaining the recoverable value will require the Group to perform at a level reasonably consistent with its forecasts considered above. If such performance cannot be achieved and the Group does not make corresponding cost-reduction actions, impairment of the investment in subsidiaries is reasonably possible. The maximum impairment would approximate the difference between the carrying value and the Group's market capitalization, depending upon the value of other net assets held by the Company.

The key estimates and assumptions included in the base analysis are listed below, together with the changes to those assumptions at which point the recoverable amount would equal the carrying value of the Investments in Subsidiaries.

	Original Assumption	Sensitivity Analysis
CAGR (7yr)	7.3 %	6.6 %
Discount Rate	11.7 %	14.7 %

Notes to the Parent Company Financial Statements continued

2. Investments in subsidiaries continued

Subsidiaries

The subsidiaries as at December 31, 2024, all of which are included in the consolidated financial statements, are shown below, in accordance with s410 of the Act.

Name	Country of incorporation or registration and operation	Registered office	Principal activity	Effective % of share capital held by the Group
Indivior Canada Limited	Canada	333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6, Canada	Operating company	Common shares 100
Indivior Deutschland GmbH	Germany	Hermsheimer Straße 3, 68163 Mannheim, Germany	Operating company	Ordinary shares 100
Indivior España S.L.U.	Spain	Paseo de la Castellana 135-planta 7a 28406 Madrid Spain	Operating company	Ordinary shares 100
Indivior EU Limited	England and Wales	The Chapleo Building, Henry Boot Way, Priory Park, Hull, HU4 7DY, United Kingdom	Operating company	Ordinary shares 100
Indivior Europe Limited	Ireland	27 Windsor Place, Dublin 2, Ireland	Operating company	Ordinary shares 100
Indivior Finance LLC[1]	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Finance company	Common stock 100
Indivior Finance (2014) LLC	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Holding and finance company	U.S. $1 shares 100
Indivior Finance S.àr.l[2]	Luxembourg	28 Boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg	Finance company	U.S. $100 shares 100
Indivior France SAS	France	7 Avenue de la Cristallerie, 92310 Sèvres, France	Operating company	Ordinary shares 100
Indivior Global Holdings Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Holding and operating company	Ordinary shares 100
Indivior Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Operating company	Common stock 100
Indivior Israel Limited	Israel	6th Habanai St. Modiin, 7178365	Operating company	Ordinary shares 100
Indivior Italia S.r.l	Italy	Corso di Porta Romana 68, 20122 Milano, Italy	Operating company	Ordinary shares 100
Indivior Jersey Finance LLC[3]	U.S.	251 Little Falls Drive, Wilmington, Delaware, 19808, United States	Finance company	Membership interests
Indivior Jersey Finance (2021) Limited	Jersey	28 Esplanade, St Helier, Jersey, JE2 3QA, Jersey	Finance company	Ordinary shares 100
Indivior Nordics ApS	Denmark	c/o Lundgrens Advokatpartnerselskab, Tuborg Boulevard 12, 4., 2900 Hellerup, Denmark	Operating company	Ordinary shares 100
Indivior Manufacturing LLC	U.S.	251 Little Falls Drive, Wilmington, Delaware, 19808, United States	Operating company	Membership interests
Opiant Pharmaceuticals UK Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Operating company	Ordinary shares 100
Indivior Pty Limited	Australia	Pod B.02, Level 3, 78 Waterloo Road, Macquarie Park, NSW 2113, Australia	Operating company	Ordinary shares 100
Indivior Schweiz AG	Switzerland	Neuhofstrasse 5A, 6340, Baar, Switzerland	Operating company	Ordinary shares 100
Indivior SMTM LLC	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Finance company	Membership interests
Indivior Solutions Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Dormant company	Common stock 100
Indivior South Africa (Pty) Limited[4]	South Africa	Building 21 C, Woodlands Office Park, 20 Woodlands Drive, Woodmead, 2191, South Africa	Operating company	Common stock 100
Indivior Treatment Services, Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Operating company	Common stock 100
Indivior UK Limited	England and Wales	The Chapleo Building, Henry Boot Way, Priory Park, Hull, HU4 7DY, United Kingdom	Holding and operating company	Ordinary shares 100
Indivior UK Finance No 1 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No 2 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No 3 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Company limited by guarantee
Indivior US Holdings Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Holding company	Class A and Class B common stock 100
RBP Global Holdings Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Holding and Finance company	Ordinary shares 100

1. Indivior Finance LLC is registered in the U.S. state of Delaware but also has a U.K. establishment.
2. Indivior Finance S.ar.l was dissolved effective December 31, 2024.
3. Indivior Jersey Finance LLC is registered in the U.S. state of Delaware, but also has a principal place of business in Jersey.
4. Indivior South Africa (Pty) Limited is in liquidation.

2. Investments in subsidiaries continued

In addition to the fully-owned subsidiaries listed above, the Company has established an Employee Benefit Trust (EBT), which supports fulfillment of share-based compensation plans and other employee benefits, and a separate account within Meridian Insurance Company Limited, which serves facilitates risk management for the Group's self-insurance and was formed with a capital contribution of £26m.

In March 2023, Opiant Pharmaceuticals, Inc. and Opiant Pharmaceuticals UK Limited were acquired by the Group (refer to Note 27 to the Group financial statements). In November 2023, the Group acquired RAL Manufacturing LLC, which was renamed Indivior Manufacturing LLC upon acquisition.

With the exception of Indivior Global Holdings Limited, none of the subsidiaries are held directly by Indivior PLC.

Indivior Finance S.ar.I was dissolved effective December 31, 2024.

Indivior South Africa (Pty) is in liquidation.

Exemption from statutory audit by parent guarantee

Certain wholly owned entities within the Group are covered by a guarantee provided by Indivior PLC. Under this guarantee, the Company guarantees all outstanding liabilities of these entities as at December 31, 2024. No liability is expected to arise under this guarantee. These entities will utilize an exemption under Section 479A of the Act from the requirement for statutory audit of the individual entity financial statements. The entities covered by this guarantee are listed below.

Name	Country of incorporation or registration and operation	Registered office	Principal activity	Effective % of share capital held by the Group
Indivior Global Holdings Limited	England and Wales	234 Bath Road, Slough, Berkshire.SL1 4EE, United Kingdom	Holding and operating company	Ordinary shares 100
Indivior UK Finance No1 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No2 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No3 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Company limited by guarantee
Opiant Pharmaceuticals UK Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Operating company	Ordinary shares 100

3. Deferred tax

Deferred tax assets due after one year:	2024 $m	2023 $m
Deferred tax assets	13	19

Deferred tax assets relate primarily to losses carried forward.

4. Debtors due within one year

Debtor balances due within one year have been assessed for recoverability in accordance with IFRS 9 and no impairment was identified and thus no provision was recorded. In 2024 and 2023 there have been no credit losses.

	2024 $m	2023 $m
Amounts owed by subsidiaries	19	1
Corporate tax receivable due from Group members	12	—
Prepayments and other receivables	4	6
Debtors due within one year	35	7

Amounts owed by Group undertakings are unsecured and repayable on demand.

Corporate tax receivable is due from other group companies in respect to group relief.

Notes to the Parent Company Financial Statements continued

5. Creditors

	2024 $m	2023 $m
Amounts falling due after one year:		
Amounts owed to third parties	(8)	(15)
Amounts falling due within one year:		
Amounts owed to subsidiaries	(9)	(17)
Amounts owed to third parties	(19)	(34)
Creditors	**(36)**	**(66)**

Amounts owed to Group undertakings are payable within one year with a maturity date of December 2024 and bear interest at USD SOFR plus a spread up to 0.25%. Amounts owed to third parties primarily relate to the settlement agreement between the Group and Reckitt Benckiser and the Group's share repurchase program. Further information can be found in Note 19 to the Group financial statements.

6. Share capital and share premium

Further information on the share capital of the Company including the repurchase and cancellation of ordinary shares can be found in Note 23 to the Group financial statements. Share premium represents additional paid-in capital or paid-in surplus (not distributable). All ordinary shares repurchased under the share repurchase program were canceled resulting in a transfer of the aggregate nominal value to a capital redemption reserve.

7. Share-based plans

The disclosure relating to the Company is detailed in Note 25 to the Group financial statements. In preparing the Company financial statements, the Company has applied IFRS 2 'Share-Based Payments'. Although the Company does not incur a charge under this standard, the issuance by the Company to its subsidiaries of a grant of share awards over the Company's shares represents additional capital contributions by the Company in its subsidiaries. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant's vesting period.

8. Directors and employees

There were no employees of the Company during this or the previous financial year.

Details of the remuneration for the Group's key management personnel and Directors are given in Note 5 to the Group financial statements.

9. Auditors' remuneration

The fee charged for the statutory audit of the Company was $0.1m (2023: $0.05m). Details for the Group audit fees and non-audit fees are given in Note 4 to the Group financial statements.

10. Related party transactions

The Company has taken advantage of the exemption within IAS 24 Related Party Disclosures not to disclose related party transactions with wholly owned subsidiaries of the Group. There were no other related party transactions.

Historical financial information

Income statement	2024 $m	2023 $m	2022 $m	2021 $m	2020 $m
Revenue from continuing operations	**1,188**	1,093	901	791	647
Operating (loss)/profit	**(23)**	(4)	(85)	213	(156)
Net finance (expense)/income	**(20)**	5	(10)	(23)	(17)
(Loss)/profit on ordinary activities before tax	**(43)**	1	(95)	190	(173)
Tax (expense)/benefit on profit on ordinary activities	**(5)**	1	42	15	25
Net (loss)/income	**(48)**	2	(53)	205	(148)
Balance sheet					
Net (liabilities)/assets	**(205)**	—	51	203	82
Net working capital[1]	**(365)**	(347)	(283)	(423)	(252)
Statistics					
Operating margin	**-1.9%**	-0.4%	-9.4%	26.9%	-24.1%
Tax rate	**-11.6%**	-100.0%	44.2%	-7.9%	14.4%
Diluted (loss)/earnings per share (dollars)[2]	**($0.36)**	$0.01	($0.38)	$1.35	($1.01)

1. Net working capital includes inventory plus trade receivables less trade and other payables.
2. Diluted (loss)/earnings per share for all periods reflect the effect of a 2022 1:5 share consolidation.

Information for Shareholders

Registered address

Indivior PLC
234 Bath Road
Slough
Berkshire, SL1 4EE
United Kingdom

Registered in England and Wales (company number: 09237894)
Website: www.indivior.com

Company Secretary

Kathryn Hudson
Email: cosec@indivior.com

Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078 U.S.A.

TEL: 1 (866) 644-4127 (in the U.S.)
TEL: 1 (781) 575-2906 (outside the U.S.)

Email: web.queries@computershare.com

Website: www-us.computershare.com/Investor/#Home

Indivior PLC Corporate Sponsored Nominee facility provider

Computershare Investor Services PLC

The Pavilions
Bridgwater Road
Bristol
BS99 6ZZ
U.K.

TEL: +44 (0) 370 707 1820 (calls to this helpline from outside the U.K. are charged at the applicable international rates)

Email: web.queries@computershare.com

Website: www-uk.computershare.com/Investor/#Home

Key dates

First quarter financial results announcement	April 24, 2025
2025 AGM	May 8, 2025
Half year financial results announcement	July 31, 2025
Third quarter financial results announcement	October 23, 2025

Note: dates may be subject to change.

2025 AGM

The AGM will be held at 12.00pm (U.K. time) on Thursday May 8, 2025 at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN. The Notice of Meeting, together with information regarding the business to be conducted at the meeting and results of voting, will be available on the Company's website at www.indivior.com.

Shareholders are encouraged to submit their votes ahead of the meeting either by submitting a Form of Proxy, Form of Instruction or Form of Direction or by voting electronically (please see the Notice of Meeting for further details regarding voting at the AGM).

Documents on display

Copies of Directors' service contracts with the Company and the terms and conditions of the Non-Executive Directors' appointments will be available for inspection by shareholders at the AGM.

Managing your shareholding

Investor Center

Investor Center is Computershare's self-service website which allows shareholders to manage their share portfolios easily and efficiently.

Through the Investor Center website, Indivior PLC shareholders (including participants in the Indivior PLC Corporate Sponsored Nominee facility) can do the following:

- view share balances and values;
- amend personal details;
- download printable forms;
- view payment and tax information; and
- register for eDelivery.

To set up an account in Investor Center, go to www-us.computershare.com/Investor/#Home (if you are a registered shareholder) or www-uk.computershare.com/Investor/#Home (if you are a participant in the Indivior PLC Corporate Sponsored Nominee facility) and click "Register now".

eDelivery

We encourage you to join the growing number of our shareholders who receive shareholder communications and documents electronically, in place of receiving paper copies by mail.

By registering for eDelivery (electronic communications) you will receive information by email quickly and efficiently and help us to reduce both our environmental impact and our costs. You will receive an email to let you know when and how to access shareholder documents online. Shareholders who receive eDelivery are entitled to request hard copy shareholder documents at any time free of charge and can also revoke their consent to receive eDelivery at any time.

To register for eDelivery, you will need to set up an account in Investor Center.

Please see above under "Investor Center" for details on how to set up an account. Alternatively contact Computershare using the contact details under "Registrar" or "Indivior PLC Corporate Sponsored Nominee facility provider" above.

Dividends

The Board has determined that it does not anticipate the payment of dividends for the foreseeable future.

Dealing in Indivior securities

Ordinary shares

The Company's ordinary shares are admitted to listing on the Official List of the U.K. Financial Conduct Authority and are admitted to trading on both the London Stock Exchange and Nasdaq Global Select Market. Both are regulated markets.

Share price information can be found at www.indivior.com under "Investors".

Shareholders wishing to sell or purchase shares in the Company may do so through a bank or a stockbroker.

Participants in the Indivior PLC Corporate Sponsored Nominee facility who have set up an account in Computershare's Investor Center may also sell or purchase shares through their Investor Center account. Please go to www.computershare.com/dealing/uk and select "Share Dealing". For more information please contact Computershare using the contact details under "Indivior PLC Corporate Sponsored Nominee facility provider" above.

Boiler room scams

Shareholders are advised to be wary of any offers of unsolicited investment advice or offers of free company or research reports. These are typically from overseas brokers who target U.K. shareholders offering to sell them what often turn out to be worthless or high-risk shares in U.S. or U.K. securities.

If you receive any unsolicited investment advice you should firstly obtain the name of the person and organization and check that they are properly authorized by the U.K. Financial Conduct Authority before getting involved. This can be done via www.fca.org.uk/register.

Using an unauthorized firm to buy or sell shares or other securities will prohibit access to the U.K. Financial Ombudsman Service or U.K. Financial Services Compensation Scheme.

2024 Conference Presentations

1. Flynn C, Mullen W, Gaiazov S, Fusco N, Farrelly E. Opioid Treatment Programs, Healthcare Resource Utilization, and Healthcare Costs Among Patients Initiating Treatment with Buprenorphine Extended-Release. AAPP 2024: American Association of Psychiatric Pharmacists April 7-10, 2024; Orlando, FL.

2. Gaiazov S, Mullen W, Wheeler A, Munnangi S, Gu Y, DeKoven M. Emergency Room (ER) Visits Among Opioid Use Disorder (OUD) Patients. AAPP 2024: American Association of Psychiatric Pharmacists April 7-10, 2024; Orlando, FL.

3. Flynn C, Mullen W, Gaiazov S, Fusco N, Farrelly E. Opioid treatment programs, healthcare resource utilization, and healthcare costs among patients initiating treatment with buprenorphine extended release. AMCP Annual 2024: Academy of Managed Care Pharmacy April 15-18, 2024; New Orleans, LA.

4. Flynn C, Gaiazov S, Mullen W, Ogbonnaya A, Farrelly E, Dhuliawala S. Impact of Telemedicine on Medication for Opioid Use Disorder (MOUD) Retention during the SARS-CoV-2 Pandemic Period Among Patients with OUD. ATA Nexus 2024 Annual Conference: American Telemedicine Association May 5-7, 2024; Phoenix, AZ.

5. DeVeaugh-Geiss AM, Reboussin BA, Chilcoat HD. Identifying Distinct Cannabis Use Disorder Symptom Profiles among Past-year Cannabis Users in the United States: A Latent Class Analysis. The College on Problems of Drug Dependence (CPDD) 86th Annual Scientific Meeting, June 15-19, 2024; Montreal, Quebec, Canada.

6. Laffont CM, Saini A, Komalapriya C, Rengaswamy M, Bouchene S, Pendsey N, Purohit P, Horton T, Greenwald MK. Mechanistic Pharmacological Model to Predict and Inform Effective Buprenorphine Treatment Induction Strategies in the Era of Synthetic Opioids. The College on Problems of Drug Dependence (CPDD) 86th Annual Scientific Meeting, June 15-19, 2024; Montreal, Quebec, Canada.

7. Gaiazov S, DeVeaugh-Geiss A, Munnangi S, Pizzicato L, Mullen W, DeKoven M. Buprenorphine Treatment After an Emergency Room Visit for Non-fatal Opioid Overdose. The College on Problems of Drug Dependence (CPDD) 86th Annual Scientific Meeting, June 15-19, 2024; Montreal, Quebec, Canada.

8. Tegge A, Garafola P, Ferreira M, Lee K, Marsden J, Farrell M, Le Moigne A, Gray F, Bickel W. Pain predicts abstinence during treatment of opioid use disorder for individuals reporting moderate to severe pain. The College on Problems of Drug Dependence (CPDD) 86th Annual Scientific Meeting, June 15-19, 2024; Montreal, Quebec, Canada.

9. Dobbins R, Huhn AS, Shiwach R, Young MA. Pharmacodynamic, Safety and Pharmacokinetic Effects of Co-administration of the selective orexin-1 receptor antagonist INDV-2000 and Buprenorphine in Treatment Seeking Individuals with Opioid Use Disorder. The College on Problems of Drug Dependence (CPDD) 86th Annual Scientific Meeting, June 15-19, 2024; Montreal, Quebec, Canada.

10. Shiwach R, Le Foll B, Alho H, Strafford S, Zhao Y, Dobbins R, A Randomized Open-Label Study Comparing Rapid and Standard Inductions to Injectable Buprenorphine Extended-Release (BUP-XR) Treatment. The College on Problems of Drug Dependence (CPDD) 86th Annual Scientific Meeting, June 15-19, 2024; Montreal, Quebec, Canada.

11. Haji-Noor ZM, Flynn C, Dasgupta S, Chadaram R, Enshaeifar S, Gaiazov S, Mullen W. Clinical and Treatment characteristics of American Indian/Alaska Native patients managing opioid use disorder compared to the general US population. U.S. Public Health Service Scientific & Training Symposium (USPHS), June 24-27, 2024; Jacksonville, FL.

12. Ogbonnaya A, Flynn C, Farrelly E, Gaiazov S, Mullen W. Healthcare Utilization and Costs Associated with Management of Opioid Use Disorder (OUD) within Residential Treatment Programs (RTP) and Office-Based Opioid Treatment Programs (OBOT). BUPE 2024 Virtual Meeting, August 5, 2024; virtual.

13. Gaiazov S, DeVeaugh-Geiss A, Pizzicato L, Munnangi S, Mullen W, DeKoven M. Buprenorphine Treatment After An Emergency Room Visit For Non-fatal Opioid Overdose. American College of Emergency Physicians (ACEP), September 29-October 2, 2024, Las Vegas, NV.

14. Flynn C, Gaiazov S, Mullen W, Ogbonnaya A, Farrelly E, Dhuliawala S. Impact of Telemedicine on Medication for Opioid Use Disorder (MOUD) Retention during the SARS-CoV-2 Pandemic Period Among Patients with OUD. AMCP Nexus: Academy of Managed Care Pharmacy, October 14-17, 2024, Las Vegas, NV.

15. Wolfe C, Gaiazov S, Lutgen-Nieves L, Fiscella K, Johnson N, Mullen W, Thompson M, Flynn C. An Investigation of Diversion of Medications for Opioid Use Disorder in U.S. Correctional Facilities: A Proposal. National Commission on Correctional Health Care (NCCHC) Annual Meeting, October 19-23, 2024, Las Vegas, NV.

16. Wolfe C, Flynn C, Thompson M, Mullen W, Kistler K, Gill M, Stewart F. Outcomes associated with medications for opioid use disorder in the carceral system: a systematic literature review. National Commission on Correctional Health Care (NCCHC) Annual Meeting, October 19-23, 2024, Las Vegas, NV.

17. Reimer J, Schubert C. Patient-relevant therapy outcomes in the routine treatment of opioid-dependent patients in Germany with Suboxone® Sublingual Film [PROFIL]. DGS Annual Conference, November 1-3, 2024; Germany.

18. Laffont C, Saini A, Komalapriya C, Rengaswamy M, Noack A, Wojciechowski J, Pendsey N, Purohit P, Horton T, Greenwald MK. Integrated Quantitative Systems Pharmacology and Pharmacometric Model to Evaluate Effective Buprenorphine Induction Treatment Strategies in the Era of Synthetic Opioids. American Conference on Pharmacometrics (ACoP), November 10-13, 2024; Phoenix, AZ.

19. Shiwach R, Le Foll B, Alho H, Strafford S, Zhao Y, Dobbins R. A Randomized Open-Label Study Comparing Rapid and Standard Inductions to Injectable Buprenorphine Extended-release (BUP-XR) Treatment. Canadian Society of Addiction Medicine (CSAM) Annual Meeting, November 14-16, 2024, Hamilton, Ontario, Canada.

20. Laffont CM, Purohit P, Delcamp N, Gonzalez-Garcia I, Skolnick P. Comparative Effectiveness of Intranasal Naloxone and Nalmefene in a Model Assessing Reversal of Cardiac Arrest Induced by Synthetic Opioid Overdose. Canadian Society of Addiction Medicine (CSAM) Annual Meeting, November 14-16, 2024, Hamilton, Ontario, Canada.

21. Laffont CM, Lapeyra O, Mangal D, Dobbins R. Evaluation of Alternative Injection Sites for Buprenorphine Extended-Release Monthly Formulation. Canadian Society of Addiction Medicine (CSAM) Annual Meeting, November 14-16, 2024, Hamilton, Ontario, Canada.

22. Ramage M, Bishop B, Mangano V, Mankabady B. Monthly Long-Acting Injectable Buprenorphine for Opioid Use Disorder during Pregnancy. Canadian Society of Addiction Medicine (CSAM) Annual Meeting, November 14-16, 2024, Hamilton, Ontario, Canada.

23. Skolnick P, Purohit P, Laffont CM. Comparison of Intranasal Naloxone and Intranasal Nalmefene in a Translational Model of Synthetic Opioid Overdose. Trans-Agency Scientific Meeting, December 17-18, 2024; Rockville, MD.

24. Jerry M, Thu Tran A, Janak JC, Flynn C, Thompson M, Mullen W. Patient Profiles of Opioid Use Disorder Patients Treated with Oral Versus Monthly Injectable Buprenorphine Using U.S. Real-World Medicaid Claims Data. American Society for Clinical Pharmacology & Therapeutics (ASCPT) Annual Meeting, May 28-31, 2025; Washington, DC.

2024 Peer-Reviewed Publications

1. Crystal R, Ellison M, Purdon C, Skolnick P. Pharmacokinetic Properties of an FDA-approved Intranasal Nalmefene Formulation for the Treatment of Opioid Overdose. *Clin Pharmacol Drug Dev*. 2024 Jan;13(1):58-69. https://doi.org/10.1002/cpdd.1312. Epub 2023 Jul 27. PMID: 37496452; PMCID: PMC10818017.

2. Skolnick P. Comment on: Can Intranasal Nalmefene Reduce the Number of Opioid Overdose Deaths? *Clin Pharmacol Drug Dev*. 2024 Jan 30; 13(3):317-318. https://doi.org/10.1002/cpdd.1382. PMID: 38289195.

3. Miller EA, DeVeaugh-Geiss AM, Chilcoat HD. Opioid use disorder (OUD) and treatment for opioid problems among OUD symptom subtypes in individuals misusing opioids. *Drug and Alcohol Dependence Reports*. Volume 10, March 2024, 100220 https://doi.org/10.1016/j.dadr.2024.100220

4. Walling DP, Shinde SN, Pogoda JM, Kharidia J, Laffont CM. An Open-Label Study to Assess Monthly Risperidone Injections (180 mg) Following Switch from Daily Oral Risperidone (6 mg) in Stable Schizophrenic Patients. *Clinical Drug Investigation*. 22 February 2024; 44:251-260. https://doi.org/10.1007/s40261-024-01347-1

5. Ellison M, Hutton E, Webster L, Skolnick P. (2024) Reversal of Opioid-Induced Respiratory Depression in Healthy Volunteers: Comparison of Intranasal Nalmefene and Intranasal Naloxone. *J Clin Pharmacol*. https://doi.org/10.1002/jcph.2421

6. Carvalho A, Dourado D, Spratt J, Caswell J, Skvortsov T, Quinn D, Carey J, Moody T. Enzyme Screening and Engineering for N- and O-Demethylation: Key Steps in the Synthesis of Buprenorphine. *Org Process Res Dev*. 2024;28 (3):729-737. https://pubs.acs.org/doi/epdf/10.1021/acs.oprd.3c00417

7. Murray CM, Fox JC, Heidbreder C, Young M. A Novel, Non-Opioid, Selective Orexin-1 Receptor Antagonist for the Treatment of Substance Use Disorders. *Neuroscience Applied*, Volume 3, 2024, 104053. https://doi.org/10.1016/j.nsa.2024.104053.

8. Laffont CM, Purohit P, Delcamp N, Gonzalez-Garcia I, Skolnick P. Comparison of Intranasal Naloxone and Intranasal Nalmefene in a Translational Model Assessing the Impact of Synthetic Opioid Overdose on Respiratory Depression and Cardiac Arrest. *Frontiers in Psychiatry*, 2024;15:1399803 https://doi.org/10.3389/fpsyt.2024.1399803

9. Heidbreder C, Greenwald MK, Le Foll B, Skolnick P (2024) Editorial: Discovery, development and implementation of improved options for treating opioid overdose in the synthetic opioid era. *Front. Psychiatry* 15:1443304. https://doi.org/10.3389/fpsyt.2024.1443304

10. Rademeyer K, Thompson ML, Mullen W. Examining Current Policies and Barriers Regarding Medications for Opioid Use Disorder within the Criminal Justice System. *Corrections Today*, Summer 2024 (86:2):24-32.

11. Abdel-Sattar M, Cook S, Wheeler A, Mullen W, Maiese BA, Heidbreder C, Santoro W (2024) Provider and Payer Perspectives on the Impact of the COVID-19 Pandemic on Patients With Opioid Use Disorder: Multi-Stakeholder In-Depth Interviews. *American Health & Drug Benefits*, 2024 May; Web Exclusives, Original Research, Clinical.

12. Skolnick P, Paavola J, Heidbreder C (2024) Synthetic opioids have disrupted conventional wisdom for treating opioid overdose. *Drug and Alcohol Dependence Reports*, Volume 12, 100268, https://doi.org/10.1016/j.dadr.2024.100268

13. Rockhill K, Bau G, DeVeaugh-Geiss A, Chilcoat H, Dart R, Iwanicki J, Black J (2024) Buprenorphine, oxycodone, hydrocodone, and methadone mortality in the United States (2010–2017). *J Am Coll Emerg Physicians Open*, Volume 5 (5):e13338. https://doi.org/10.1002/emp2.13338

14. Laffont CM, Lapeyra O, Mangal D, Dobbins R (2024) A Single-Dose Study to Evaluate the Relative Bioavailability, Safety, and Tolerability of Monthly Extended-Release Buprenorphine at Alternative Injection Locations in Adult Participants with Opioid Use Disorder. *Clin Drug Invest. In Press*.

15. Carey J, Byard S (2024). The Identification of Naloxone-Related Drug Products Degradants. *Org Process Res Dev*. 28 (9), 3645-3660. https://doi.org/10.1021/acs.oprd.4c00215.